                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of April, 2010

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is an unofficial English translation of the Registrant's annual report for the year ended December 31,
2009 filed with the Israeli Securities Authority.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                       2

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ------------------------------
                                          Name:  Eran Rotem
                                          Title: Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ------------------------------
                                          Name:  Hanoch Zlotnik
                                          Title: Treasurer

Date: April 29, 2010

                                       3

                                   TEFRON LTD.

                            PERIODIC REPORT FOR 2009

                                 MARCH 28, 2010

PART A    -    DESCRIPTION OF THE CORPORATION'S BUSINESS

PART B    -    BOARD OF DIRECTORS' REPORT ON THE STATE OF THE CORPORATION AS AT
               DECEMBER 31, 2009

PART C    -    FINANCIAL STATEMENTS

PART D    -    ADDITIONAL DETAILS ABOUT THE CORPORATION

               -    SEPARATE FINANCIAL INFORMATION, PURSUANT TO REGULATION 9C OF
                    THE SECURITIES REGULATIONS

               -    APPRAISAL OF FAIR VALUE OF EQUIPMENT, THE PRODUCTION
                    SYSTEMS, AND INVESTMENTS IN THE PREMISES

CHAPTER 1 - DESCRIPTION OF THE GENERAL DEVELOPMENT OF THE CORPORATION'S BUSINESS

1.1  INTRODUCTION

     Tefron's Ltd. Board of Directors is pleased to present a description of the
     Corporation's business as of December 31, 2009, which reviews a description of the Corporation and the development of its business, as occurred in 2009
     ("THE PERIOD OF REPORT"). The report was prepared in accordance with the
     Securities Regulations (Periodic and Immediate Reports) - 1970. The
     financial data included in the report are denominated in dollars, unless stated otherwise. The data appearing in this report, regarding about which it is stated that they are correct as of the date of the report, are updated to March 15, 2010.

     The significance of the information included in this periodic report, and including a description of significant transactions, was examined from the
     Company's point of view, while in some cases the description was expanded so as to give a comprehensive picture of the subject described.

     This periodic report in all its parts should be read together.

1.2  LEGEND

     For convenience, in this periodic report the following will abbreviations have the meaning appearing at their side:

     DOLLAR                  -  The US dollars;

     TEL AVIV STOCK          -  The Tel Aviv Stock Exchange Ltd.;
     EXCHANGE

     TEFRON                  -  Tefron Ltd.;

     HI-TEX                  -  Hi-Tex founded by Tefron Ltd., a private company
                                registered in Israel, wholly-owned by Tefrom;

     MACRO                   -  Macro Clothing Ltd., a private company
                                registered in Israel, wholly-owned (100%) by
                                Tefron;

     AL MESSIRA              -  Al Messira Textile Company Ltd., a private
                                company registered in Jordan, wholly-owned by
                                Tefron through Tefron USA Inc.;

     TEFRON USA              -  Tefron USA Inc., a private company registered in
                                Delaware, wholly-owned (100%) by Tefron US
                                Holding Inc., which is wholly-owned by the
                                Company;

     THE GROUP / THE         -  Tefron, Hi-Tex, Macro, Tefron USA and Al
     COMPANY/ THE               Messira, Tefron HK, Tefron UK;
     CORPORATION

     COMPANIES LAW           -  The Companies Law - 1999;

     SECURITIES LAW          -  The Securities Law - 1968;

     THE COMPANY'S           -  The ordinary shares of the Company of NIS 10 par
     ORDINARY SHARES            value each (after consolidation of the shares);

     INCOME TAX ORDINANCE    -  The Income Tax Ordinance (New Version) - 1961;

     NIS                     -  New Israeli Shekel;

     NORFET                  -  Norfet Limited Partnership;

     NYSE OR THE NEW YORK    -  New York Stock Exchange, the New York Stock
     STOCK EXCHANGE     `       Exchange in the United States;

     OTC                     -  OTC Bulletin Board in the United States.

1.3  THE CORPORATION'S OPERATIONS AND DESCRIPTION OF ITS BUSINESS DEVELOPMENT

1.3.1 GENERAL

     Tefron was incorporated in Israel in 1977 as a private company under the
     Companies Ordinance (New Version) 1983, and its operations are managed and controlled from Israel. The Company's production operations are carried out in plants located in Israel, in Jordan, and in the Far East. The Company
     focuses on the development, production, marketing and sales of intimate apparel, active-wear, swimwear and beachwear, which are sold throughout the world by such name-brand marketers as: Victoria's Secret, Nike, Wal-Mart,
     Calvin Klein, Reebok, Patagonia, lululemon Athletica, The GAP, and other brands known in the USA and in Europe. The Company's products include active-wear, bras, undershirts, intimate apparel, shirts, leotards, boxers, nightclothes, socks, leggings, swimsuits, beachwear and accessories, including active-wear and lingerie. The Company makes use of its advanced production abilities in order to supply its customers with fashionable products in accordance with the consumption trends in its field of operations, at competitive prices.

     During the first quarter of 2010, the Company started implementing a turnaround plan with a view to return the Company to profitability. For additional details see clause 1.3.8 below.

     AN ARRANGEMENT WITH THE COMPANY'S BANK LENDERS AND RAISING CAPITAL

     In December 2009, the three banks with which the Company is connected in financing agreements - Bank Leumi Le'Israel B.M., Israel Discount Bank
     Ltd., Bank Hapoalim B.M. (hereinafter jointly: "the bank ") informed the
     Company's representative that they decided to terminate the Company's utilization of it's credit lines.

     To the best of the Company's knowledge, the banks' decision regarding terminating utilization of the Company's credit lines is the result of the banks' evaluation that the Company will continue to present losses during the coming periods. The banks' decision was received suddenly, and despite the fact that for the purpose of the Company's financial statements as at
     December 31, 2008, March 31, 2009 and June 30, 2009, the banks submitted to the Company a letter of waiver of their right for immediate repayment of the credit provided to the Company, despite the Company's losses, and the
     Company not meeting one of the financial covenants (regarding EBIDTA)
     stipulated in the financing agreements between the Company and the banks.

     In March 2010, after negotiations, the Company signed an agreement with the banks which arranges the method of the Company's management with the banks and summarized the Company's financial arrangements. In the framework of the agreement, the Company undertook, inter alia, to carry out a rights offering and/or a private placement of shares in the framework of which an additional amount of not less that 4 (four) million dollars will be invested in the Company's capital. For additional details regarding the details of the arrangement with the banks, see clause 4.12.1 below.

     After Norfet announced to the Company that it will not be able to participate in the rights offering, due to regulatory constraints, the
     Company chose to raise the said amount through a combined outline of a rights offering and making a private supplementary private placement to
     Norfet and/or anyone on its behalf (hereinafter: "NORFET") where Norfet undertook to invest in the Company, against a private placement of its shares, an amount which will complete the total amount raised by the
     Company in the framework of the rights offering and the private placement to Norfet to 4 (four) million dollars.

     Accordingly, in February 2010, a General Meeting of shareholders of the
     Company approved a private placement of the Company's shares to Norfet
     (hereinafter: "THE PRIVATE PLACEMENT") at a price of 3.80 dollars per share
     (the price per share identical to the price of the share in the framework of the rights offering) provided that the rate of holdings of Norfet immediately after the private placement will not exceed 45% of the
     Company's issued and paid up share capital (for additional details see the
     Company's Immediate Report of February 11, 2010 [Document No.
     2010-01-381624] and the Company's Immediate Report of February 24, 2010
     [Document No. 2010-01-393966]).

     In addition, the Company published a shelf prospectus and a prospectus for the rights offering in Israel and a prospectus for the rights offering in the United States, and accordingly the Company's shareholders(1) were offered up to 1,578,975 ordinary shares of the Company at a price of 3.80 dollars per share (hereinafter: "utilization fees").

     In the framework of the rights offering, the Company raised an amount of
     2,867 thousand US dollars from its shareholders against an allotment of
     654,384 ordinary shares of the Company.

     In the framework of the private placement, the Company raised an additional amount of 1,133 thousand US dollars which was received from the Mivtach
     Shamir Holdings Ltd. (which is one of the partners in Norfet) and Ta-Top
     Limited Partnership (which is a sister company of Norfet) in equal shares against an allotment of 149,124 ordinary shares of the Company to each of them, in such a way that after completing the rights offering and the private placement, each of them will hold 4.7% of the Company's issued and paid-up share capital. The rate of holdings of Norfet, Mivtach Shamir
     Holdings Ltd. and Ta-Top Limited Partnership, jointly, immediately after completing the rights offering and the private placement is 24% of the
     Company's issued and paid up share capital.

     In the framework of the rights offering and the private placement, the
     Company raised 4 (four) million dollars gross.

                                                                      ----------

(1)  Excluding: (A) Norfet, Fimi Opportunity Fund Limited Partnership, Fimi
     Israel Opportunity Fund Limited Partnership, which undertook that they will not utilize and not sell the rights allotted to them, and on the other hand they took part of the private placement as detailed above; and (B) Tefron
     Holdings (98) Ltd., which also undertook not to utilize and not to sell the rights allotted to it.

1.3.2 FIELDS OF OPERATIONS AND PRODUCTS LINES

     The Company has two main fields of operations which comprise accounting segments:

     The Seamless(2) field: in the framework of this field, the Company is engaged in the development, design, manufacture, marketing and sales of seamless products with unique characteristics which support the activities for which they are intended, in the field of intimate apparel, clothes and active-wear, for women and men, and which are manufactured using advanced technology.

     The "Cut & Sew" field: in this field the Group develops, designs, manufactures and sells intimate apparel, swimsuits and active-wear which are manufactured using the "Cut & Sew" method. The work process using this method includes production using a number of stations (knitting, cutting, dyeing and sewing).

     The design and development operation of the Company's products are done primarily in Israel and the manufacturing operation of the Company's products are done at the Company's plant in Israel and Jordan, or with sub-contractors in Israel and Jordan and the Far East - according to the type of product and the level of complexity of production. As a result of changes in the total business environment, the continuing erosion in prices and the strengthening of competitive conditions, the Company transfers its manufacturing operations, , which are not knowhow intensive, as far as possible, to countries outside of Israel where manufacturing costs, including the cost of labor, are lower. In this way most of the sewing operations intimate apparel and active-wear are carried out today in
     Jordan. Traditional products, which do not have any special production complexity, the Company has manufactured in the past two years at sub-contractors in the Far East, including India, China and Vietnam. The swimwear and beachwear the Company manufactures at sub-contractors, mainly in China and Cambodia.

     The Company has three production lines: active-wear, intimate apparel products, and swim and beachwear. The product line of the intimate apparel and active-wear are included partly in the field of cutting and sewing operations and partly in the field of seamless operations. The product lines of the swimwear are included in the field of "Cut & Sew" only.

1.3.3 The Group maintains long-term relationships with most of its customers, some of whom have a significant market share in certain clothing categories in the countries in which these customers operate. The Group's marketing strategy is based on its ability to offer its customers full services in connection with the planning of the products, their development and production, and among other things include design, development of products suitable for the specific requirements of each customer, using advanced production technologies and providing production capacity for the supply a wide range of products. However, due to the global economic crisis and the operating difficulties, as explained in clause 1.3.8 below, the Company has to cope with a significant reduction in the level of orders from a number of important clients to whom it has supplied its products for a number of years, with the emphasis on Nike and Victoria's Secret. The Company is making a considerable difference in order to try and maintain the relationships with these customers and increase the level of orders.

1.3.4 The Company's innovations and uniqueness are expressed in special production technologies in two fields of operations: in the development of new products which are made from quality and innovative materials and from special yarns developed by the Company, including yarns which support performance. For additional details regarding the uniqueness of the technology that the Company uses in each of its fields of operations and the Company's competitive advantage over its competitors in each of the fields of operations, see clauses 3.6 and 4.15 below, respectively.

                                                                      ----------

(2)  The seamless products are manufactured using a technology which enables one continuous knitting action to knit from suitable yarns almost the final garment, where after the knitting action the product must be dyed, finished and requires a limited amount of sewing.

1.3.5 LISTING FOR TRADING ON THE NEW YORK STOCK EXCHANGE AND ON THE TEL AVIV
     STOCK EXCHANGE

     In 1997 an initial public offering of the Company's shares was made on the
     New York Stock Exchange (NYSE), the Company became public and its shares were listed for trading on the NYSE. In September 2005, the Company listed its shares for trading on the Tel Aviv Stock Exchange, and this parallel to the trading of its shares on the NYSE.

     On December 22, 2008, the Company's shares were delisted from trading on the New York Stock Exchange due to not meeting the NYSE maintenance rules, and from the beginning of 2009 the Company shares started trading on the
     OTCBB(3). Accordingly, as from March 1, 2009, the Company reports according to Chapter F' of the Securities Law, and this concurrently with reporting in accordance with the reporting obligations under the U.S. Security
     Exchange Act of 1934, relating to a foreign issuer whose securities are held by the public (Foreign Private Issuer). Since the delisting of the
     Company's shares on the NYSE, the Company is no longer subject to the directives of the NYSE.

1.3.6 MILESTONES DURING THE COMPANY'S OPERATIONS

     During 1990 the Company first marketed cotton intimate apparel products with body-size elastic.

     During 1997 Hi-Tex was established which is wholly-owned by Tefron, and the
     Group started the production of its seamless products.

     During 1999 Tefron acquired the full ownership of an American company whose name was changed later to Tefron USA Inc. (hereinafter: "TEFRON USA"), which is engaged in the production of seamless products and medical clothing products.

     During 2001 the Company started a significant shifting of the sewing operations of its various products to Jordan.

     During 2002 the Company reorganized Tefron USA including a spin-off of the health textile products division and established a business partnership with a strategic investor in the field of health textile products -
     AlbaHealth Inc. (hereinafter: "ALBAHEALTH"). In addition, during 2002 the
     Company started to consolidate the seamless production operations of Tefron
     USA with the production operations of Hi-Tex in Israel, a process which was completed in the second quarter of 2003.

     During 2003 the Company acquired Macro Ltd. which produces, developments, markets and sells swimwear and beachwear.

     During 2003 the Company started implementing a strategy to increase the number of its product lines, including its active-wear products in order to expand the range of products it is able to offer, and in this way to expand its customer base.

                                                                      ----------

(3)  The OTCBB is the electronic quoting system which presents in real time quotes, prices and trading volumes of the securities traded Over The
     Counter Bulletin Board and not on one of the stock exchanges in the United
     States.

     During 2004 the Company based part of its marketing operations in the field of active-wear as customer directed operations and launched the Sports
     Innovation Division, which was designated to expand the Company's customer base that markets active-wear and performance products.

     Still in 2004 the Company engaged with Norfet and Leber Partners L.P
     (hereinafter: "LEBER") and raised from them, in a private placement, a total amount of $20 million. On December 22, 2005, Leber stopped being an interested party in the Company. Correct as of the date of this report, the
     Company does not know of any contacts between Leber and any of the interested parties in the Company.

     During 2006 Tefron USA sold its holdings in AlbaHealth to AlbaHealth (which is held by a third party not connected to the Company). The total consideration that the Company received aggregated $11.75 million. For additional details see clause 4.15 below (Significant agreements).

     On December 18, 2008, the Company published a proxy statement in which a consolidation of the Company's shares at a ratio of 10:1 was brought for approval and an increase in the authorized share capital of the Company by
     40%. The Company's general meeting which convened on February 22, 2009 approved the consolidation of the Company's capital and the consolidated was implemented.

     During 2008 there was a significant worsening in the Company's final results, inter alia, due to the global economic crisis and its consequences. Accordingly, the Company during 2009 decided to implement comprehensive efficiency plan, as detailed in clause 1.3.8 below.

     As a result of the continued presentation of losses in 2009, the Company started, in the first quarter of 2010, to implement a turnaround program, as detailed in clause 1.3.8 below. On March 2, 2010, the Company came to an arrangement with its bank lenders regarding the reorganization of the credit lines provided to it by the bank lenders and an infusion of capital into the Company, as detailed in clause 4.12.1 below.

1.3.7 Structure of the Company's holdings in the significant subsidiaries, correct as at December 31, 2009:

     CHART OF HOLDINGS

     The following is a chart of the structure of the Company's holdings:

TEFRON LTD.

New Net Industries Ltd.

Macro Clothing Ltd.

Tefron US
Holdings Corp.

Tefron USA Inc.

Hi-Tex founded
By Tefron Ltd.

Tefron Holdings
(98) Ltd.

Tefron
UK Ltd.

Tefron Macro
HK Ltd.

El Massira
Textile Company
Ltd.

Tefron Holding
Netherlands B.V.

Tefron SA
(dormant company)

JBA Production SA
(dormant company)

1.3.8 CHANGES IN THE CORPORATION'S BUSINESS

     During the first quarter of 2010, the Company started implementing a turnaround plan with a view to restore the Company to profitability, while harnessing all the Company's management and establishing professional teams in the key fields detailed below, setting detailed operative and commercial targets and current follow-up of progress in all fields of operations. The
     Company's plan includes the following main subjects:

     (a)  Improvements in meeting customers' orders supply dates, and this through placing emphasis on the planning process, management focus on customer targets, handling root problems in the quality of the products and operative bottlenecks.

     (b)  Reducing the level of production waste, including quality and logistic waste. Total handling and analysis of root problems. This includes analyzing and identifying the source of the problems in the fields of knitting, fixation, dyeing and sewing, improvement in quality control in the early stages of production, measuring and managing waste on the production floor level and the various work stations and improving optimization of the planning of quantities to reduce logistic waste.

     (c)  Efficiency measures on the Company's production floor by improving efficiency and output levels in the main knitting and sewing stages.
          The efficiency measures include measurement and incentives for employees on the production lines, according to relevant indexes and targets, changes in work processes, training employees, and increasing control over the production process.

     (d)  Reducing the Company's production costs, mainly in the field of purchasing raw materials, finishing and auxiliary materials, through locating additional and alternative suppliers mainly in South East
          Asian countries and increasing competition between suppliers through the development of products with cheaper alternative raw materials. In addition, the fields of transport, shipping and forwarding which is a significant component in the Company's costs.

     (e)  Saving and efficiency measures in general and administrative expense items. In the framework of this effort for saving and efficiency measures, the Company signed an agreement with the owners of the property in which the Company's plants are located in Tardion, Misgav, according to which, inter alia, the Company will vacate part of the buildings and sign a new lease agreement regarding the remainder of the buildings, as mentioned in Clause 4.5 below. The agreement with the property owners and vacating the Company's head office building will lead to savings of over 4 million shekels a year. Concurrently, the Company is examining all the expense items and their reduction as far as possible.

     (f)  Examining and improving the costing process and the mix of products and customers in order to prevent the erosion of the selling prices, neglecting small products and customers with a small contribution to the Company's profitability or which do not contribute anything to it.

     (g)  Recruiting key personnel in the textile and clothing field in order to expand the Company's knowhow basis. As part of this clause, Mr. Amit
          Meridor was recruited as the Company's CEO. Mr. Amit Meridor brings with him decades of management experience, of which 15 years in the textile company Nilit Ltd, manufacturer of high quality yarns. For additional details of Mr. Amit Meridor and the terms of his employment, see the Company's Immediate Report of January 31, 2010
          (Document No. 2010-01-361179) and of January 22, 2010 (Document No.:
          2010-01-362682) which are included in this report by reference.

     (h)  The reorganization of the structure of the Company's debt with the banks. For details regarding the agreement between the Company and its bank lenders regarding the reorganization of the credit lines, see clause 4.12.1 below.

     The information regarding the turnaround plan, including the Company's intention to return to profitability, a reduction in waste levels, improvement in meeting timetables for the supply of products, reduction in purchase costs, and savings in general and administrative expenses is information relating to the future as defined in the Securities Law.
     Information relating to the future is uncertain information regarding the future, based on information or evaluations existing in the Company and includes intentions or evaluations of the Company correct as of the date of publishing this report, or which is not only dependent only on the Company.
     It is possible that this information, fully or partly, will not be realized or will be partially realized, inter alia, due to the following reasons:
     market conditions, competition, financing sources at the Company's disposal, difficulty in implementing the plan, a decline in demand and customer orders, rates of exchange of the shekel against the various currencies, the cost of raw materials, the structure of the Company's expenses etc.

     The above mentioned turnaround plan is being implemented, because at the beginning of 2009, the Company decided on the implementation of the efficiency program measures and this in view of the Company's financial result, inter alia, due to the global economic crisis and its consequences and due to the operative difficulties that the Company encounters.

     These operative difficulties resulted from the transition to producing a wide range of new and intricate products, which were ordered by the customers in smaller batches than in the past. As a result from these operating difficulties, there was an increase in production costs and in the level of product waste. An additional result of the operative difficulties is the delay in the supply of products to customers. In order to reduce the level of delays in the supply of products, the Company used air transport to deliver part of the orders to customers instead of using marine transport, and this led to a significant increase in the Company's forwarding expenses.

     Operative difficulties are a gradual process which increased. The difficulties are a result of a gradual change in market behavior which has become more demanding, both due to more complex products and more precise production. The difficulties and lack of customer tolerance increased during 2009 as a result of the global crisis, which started in the U.S where most of the Company's markets are located.

     The efficiency plan that the Company carried out in 2009 included:

     (1)  Efficiency in the production and control system through concentrating a number of production sites in fewer and larger production facilities. For this purpose, the Company terminated its work with a number of small sewing workshops in Jordan and in its place started working mainly with one large sewing workshop, which was established in Jordan by a sub-contractor particularly for this purpose. Correct as of the date of this report, the Company completed the processes of concentrating these production sites.

     (2)  The Company carried out a significant part of its sewing work in
          Jordan through home sewing workshops and through sub-contractors due to the low wage costs in Jordan compared to Israel. For the purpose of working with sub-contractors, the Company leases sewing machines owned by it to these sub-contractors. This method of operation is a necessity in Jordan where the investments budget is lower than customary in the western world and does not enable the establishment of large plants without foreign investors such as the Company.
          Furthermore, the Company has tax advantages as a result of production in Jordan in the tax free trading region and which is exempt from customs duties according to the trading agreements with the U.S. and
          Europe.

     (3)  The Company is examining the possibility to transfer an additional part of its production operations to countries in which manpower costs are low. In this way the Company announced that it has contacts with third parties to establish a joint venture in Egypt for the purpose of production of products for the Company's customers (for additional details see the Company's Immediate report of June 15, 2009, Document
          No. 2009-01-142995). The considerations that faced the Company in examining the operations in Egypt: (1) low cost of establishing the infrastructure plant; (2) low tax rates; (3) customs rates and free trading agreements with the U.S. which is the Company's main market;
          (4) low costs of labor; and (5) strategic partners for the establishment and management of operations. The Company is unable to ensure that its customers will not request to produce the Company's products through third parties, including through direct approach to sub-contractors who today are employed through the Company. Due to the resignation of the Company's CEO and the developments with the banks, as detailed in clause 4.12.1 below, the continuing contacts between the parties has been frozen and it is not sure whether and when the contacts will be renewed.

     (4)  Improvement in the level of utilization of the Company's knitting capacity and this through renewed arrangements of the mechanization on the production floor and readjusting part of the manpower levels on the production floor.

     (5)  Reduction in the Company sewing costs and this through reducing an all-around reduction of up to 15% of the employee's wages (which was implemented) and the work of the purchasing department to reduce the cost of raw materials.

     (6)  Changes in the development processes (in order to meet the production dictates already in the development stage) in such a way that the products in the development stages will go through processes in the framework of the production department in order to ensure the feasibility of their production.

     (7)  Installing an advanced system of quality assurance with exact feedback to the production process.

     (8)  Reduction in the period of time between the various production stages.
          As part of this procedure, the Company returned in the second quarter of 2009 most of the ironing machines from Jordan to Israel. This step saved the transportation time of products for the purpose of ironing in Jordan and return to Israel for the finishing. In addition, the
          Company maintains, as far as possible, the availability of a basic yarn inventory, a fact which contributes significantly to time frames in production and in the supply of the yarns. Such a reduction in timeframes, means quicker supplies to the customer.

     (9)  Reduction in production waste level through stronger control processes, adjusting standards on the production floor and the return of the ironing machines from Jordan as mentioned in sub-clause 8 above. The consequences of these steps are an increase in control of the process which is translated into a decrease in waste.

     (10) Reduction in manpower in the Company by about 15%.

     (11) In addition, at the end of 2008 the Company closed its dyeing plant in
          Israel which provided part of the dyeing operations of the "Cut & Sew"
          division. The quantity of cuts which were dyed in the dyeing factory is a small part of the dyeing operations of all the Company's products. The Company transferred all its operations in the dyeing field to sub-contractors operating in Israel, with whom the Company has long-term intensive commercial connections - including: Negev
          Textile (1987) Ltd.

          In order to characterize the difficulties as from the stage of development to the stage of supply to customer of the Company's various products and in order to control the efficiency measures, the
          Company uses a number of indexes which include, inter alia: (1)
          indexes for utilizing the knitting and sewing processes; (2) rates of waste in the process; (3) measuring supply time from the date of the order until the supply date to the customer; (4) inventory and process levels. In all these indexes, there has been an improvement during
          2009.

          The Company completed implementation of its efficiency plan in 2009 until the end of the second quarter of 2009 (excluding a joint venture in Egypt, as detailed in sub clause (3) above) which led to a significant savings in cost during 2009.

          TRANSFER OF OPERATIONS FROM THE COMPANY TO HI-TEX - in order to make the Company's management of its operations and its work more efficient with its customers and suppliers, the Group, in January 2009, concentrated all the active-wear operations and intimate apparel operations in Hi-Tex and left the swimwear operations in Macro Ltd. To do this the Company transferred 71% of its assets to Hi-Tex against the allotment of additional shares in Hi-Tex, pursuant to Section 104 of the Income Tax Ordinance. As from January 2009, the engagement of all of the Company's customers and most of its suppliers, in connection with intimate apparel and active-wear, is carried out with
          Hi-Tex only - and this compared to the previous situation when customers and suppliers were required to engage in separate engagements, both with the Company and with Hi-Tex. Correct as of the date of this report, the Company is managing Hi-Tex operations, Macro and other companies in the Group, when most of the assets and liabilities are held by Hi-Tex and Macro, whose shares are owned by the Company.

1.4  FIELDS OF OPERATIONS

     The Company has two fields of operation reported as business segments in its consolidated financial statements as at December 31, 2009: (a) The
     Seamless field of operations; (b) The "Cut & Sew" field of operations
     (hereinafter jointly: "FIELDS OF OPERATION"). The following is a short description of each of these fields of operation:

1.4.1 THE SEAMLESS KNITTING FIELD OF OPERATION

     In the framework of this field, the Company is engaged in the design, development, production, marketing and sales of seamless intimate apparel and active-wear for women and men, for customers operating in the U.S.,
     Canada, Europe and the Far East.

1.4.2 THE "CUT & SEW" FIELD OF OPERATIONS

     In the framework of this field, the Company is engaged in the design, development, production, marketing and sales of intimate apparel and active-wear for men, women and children, mainly the large retail chains in the U.S., and companies which own leading brands in the U.S. Furthermore, in this field the Company is engaged in the design, development, production, marketing and sales of swimwear and beachwear to retail chains to companies which own the leading brands in the U.S., Europe and Israel.

1.5  INVESTMENTS IN THE CORPORATION'S CAPITAL AND TRANSACTIONS IN ITS SHARES

     As detailed in Clause 4.12.1 below, as part of the arrangement with the
     Company's banks, at the beginning of 2010 the Company raised combined capital as follows:

1.5.1 An allotment to the Company's shareholders(4) of up to 1,578,975 ordinary shares of the Company at a price of $3.8 per share (hereinafter:
     "UTILIZATION FEES"). The shares were offered in such a way that every shareholder holding 1.406 ordinary shares of the Company was entitled to 1 credit unit. In the framework of the rights offering, in fact 754,384 rights were exercised for the purchase of 754,384 ordinary shares and the
     Company raised a total amount of $2,867 thousand from its shareholders.

1.5.2 An exceptional private placement to Mivtach Shamir Holdings Ltd. (which is one of the partners in Norfet) and Ta-Top Limited Partnership (which is a sister company of Norfet) at a price of 3.80 US dollars per share (the price of the share is identical to the price of the share in the framework of the rights offering) (hereinafter: "THE PRIVATE PLACEMENT"). In the framework of the private placement, the Company raised an additional amount of $1,133 thousand from Mivtach Shamir Holdings Ltd. and Ta-Top Limited
     Partnership, in equal shares so that each of them were allotted 149,124 ordinary shares of the Company, in such a way that after completing the rights offering and the private placement, Mivtach Shamir Holdings Ltd. and
     Ta-Top Limited Partnership each hold about 4.7% of the Company's issued and paid up share capital. The rate of holding of Norfet, Mivtach Shamir
     Holdings Ltd. and Ta-Top Limited Partnership, jointly, immediately after completing the rights offering and the private placement, is about 24% of the Company's issued and paid up share capital.

1.6  DISTRIBUTION OF DIVIDENDS

1.6.1 DIVIDENDS THAT THE COMPANY'S DECLARED AND DISTRIBUTED IN THE PAST TWO
     YEARS:

     In May 2008 the Company made a permitted distribution of dividends of
     $8,000(5) thousand in cash. Correct as at December 31, 2009, the Company does not have a distributable balance of profits.

1.6.2 EXTERNAL RESTRICTIONS ON THE CORPORATION'S ABILITY TO DISTRIBUTE A
     DIVIDEND

     In accordance with the provisions of the arrangement between the Company and the banks, as detailed in 4.12.1 below, the Company undertook that, as long as it did not repay certain loans that the banks should provide for it, fully, it will not pay and not undertake to pay, in any way and form whatsoever, dividends to its shareholders or to controlling shareholder in it and/or to a family member of any of them and/or to companies or corporations in which the shareholders are interested parties in them and/or to any third party replacing any of the above or on their behalf without the prior written agreement of the banks, excluding making such payments between the Company, Macro and Hi-Tex.

1.6.3 DISTRIBUTION OF DIVIDENDS POLICY

     Correct as of the date of submitting this report, the Company does not have a dividend distribution policy.

                                                                      ----------

(4)  See 1 above

(5)  The dividend distributed was 0.377 dollars per share.

                          CHAPTER 2 - OTHER INFORMATION

2.1  FINANCIAL INFORMATION REGARDING THE COMPANY'S FIELDS OF OPERATION

     The Group has two fields of operations: (a) The Seamless field and the "Cut
     & Sew" field which report as operating segments in the Company's consolidated financial statements as at December 31, 2009 (see also Note 22 to the Company's financial statements as at December 31, 2009):

     The following are the Company's consolidated financial data divided into fields of operations, in thousands of dollars (for additional details see
     Note 22 to the Company's financial statements - Part C' of this report):

                                                                       2009
                                           ------------------------------------------------------------
                                            SEAMLESS       "CUT & SEW"       ADJUSTMENT
                                            FIELD OF         FIELD OF           FOR
     THOUSANDS OF DOLLARS                  OPERATIONS       OPERATIONS      CONSOLIDATED    CONSOLIDATED
-----------------------------------        ----------       ----------       ----------      ----------

1.       Revenues from external
         factors                               62,306           53,232                -         115,538
2.       Fixed costs                           30,902           13,059                -          43,961
         Variable costs                        44,601           47,902                -          92,503
3.       Loss from regular operations         (13,197)          (7,729)               -         (20,926)
4.       Total assets and liabilities
         net, as at December 31, 2009          39,262            7,733                -          46,995

                                                                       2008
                                           ------------------------------------------------------------
                                            SEAMLESS       "CUT & SEW"       ADJUSTMENT
                                            FIELD OF         FIELD OF           FOR
     THOUSANDS OF DOLLARS                  OPERATIONS       OPERATIONS      CONSOLIDATED    CONSOLIDATED
-----------------------------------        ----------       ----------       ----------      ----------

1.       Revenues from external
         factors                               86,265           87,564                -         173,829
2.       Fixed costs                           39,527           12,180                -          51,707
         Variable costs                        62,542           78,808                -         141,350
3.       Loss from regular operations         (15,804)          (3,424)               -         (19,228)
4.       Total assets and liabilities
         net, as at December 31, 2008          58,291            5,454                -          63,745

                                                                       2007
                                           ------------------------------------------------------------
                                            SEAMLESS       "CUT & SEW"       ADJUSTMENT
                                            FIELD OF         FIELD OF           FOR
     THOUSANDS OF DOLLARS                  OPERATIONS       OPERATIONS      CONSOLIDATED    CONSOLIDATED
-----------------------------------        ----------       ----------       ----------      ----------

1.       Revenues from external
         factors                               81,594           77,020                -         158,614
2.       Fixed costs                           31,766           11,213                -          42,979
         Variable costs                        50,261           63,538                -         113,799
3.       Loss from regular operations            (433)           2,269                -           1,836
4.       Total assets and liabilities
         net, as at December 31, 2007          64,701           24,679                -          89,380

     The allotment of joint costs between fixed costs and variable costs is done according to the ratio of sales and the ratio of production in Israel.

     THE FOLLOWING ARE THE COMPANY'S CONSOLIDATED FINANCIAL DATA REGARDING
     DISTRIBUTION OF REVENUES AND EXPENSES ACCORDING TO FUNCTIONAL CURRENCIES IN
     THOUSANDS OF DOLLARS:

                            THOUSANDS OF DOLLARS
                       ------------------------------
                           2009               2008
                       ------------      ------------

Dollar                      101,402           137,992
Euro                          6,884            28,038
NIS                           5,335             4,551
Other                         1,917             3,248
                       ------------      ------------

TOTAL                       115,538           173,829
                       ============      ============

     THE FOLLOWING ARE THE COMPANY'S CONSOLIDATED FINANCIAL DATA REGARDING
     DISTRIBUTION OF REVENUES AND EXPENSES ACCORDING TO LOCATION OF PRODUCTION
     IN THOUSANDS OF DOLLARS:

                            THOUSANDS OF DOLLARS
                       ------------------------------
                           2009               2008
                       ------------      ------------

The Far East                 39,926            46,352
Jordan and Israel            75,612           127,477
                       ------------      ------------

TOTAL                       115,538           173,829
                       ============      ============

     THE FOLLOWING ARE THE COMPANY'S CONSOLIDATED FINANCIAL DATA REGARDING
     DISTRIBUTION OF REVENUES AND EXPENSES ACCORDING TO SALES TARGETS IN
     THOUSANDS OF DOLLARS:

                            THOUSANDS OF DOLLARS
                       ------------------------------
                           2009               2008
                       ------------      ------------

North America                97,975           137,992
Europe                       11,259            28,038
Israel                        5,335             3,851
Other                           969             3,948
                       ------------      ------------

TOTAL                       115,538           173,829
                       ============      ============

2.2  NATURE OF ADJUSTMENTS IN THE CONSOLIDATED STATEMENT

     There are no transactions between related companies operating in different fields of operations

2.3  DEVELOPMENTS WHICH OCCURRED TO THE FINANCIAL DATA

     Explanations regarding the developments which occurred to the financial data are presented in clause 2.1 above; and for additional main data, see clauses 1 to 3 in the Board of Directors' report, Part B' of this report.

2.4  GENERAL SITUATION AND THE EFFECTS OF EXTERNAL FACTORS ON THE COMPANY'S
     OPERATIONS

     The Group is exposed to trends, events and developments in the worlds'
     clothing branch and in the world economy, which are likely to have an effect on the Group's operations and on those of its competitors, as detailed below:

2.4.1 ECONOMIC CONDITION IN TARGET MARKETS AND LOCATIONS OF PRODUCTION

     The global financial crisis and the slowdown in real economy activities, which developed in 2008, resulted, inter alia, in serious harm to global financial markets, in declines and very significant fluctuations in the stock exchanges in the world and in Israel, to a worsening of the credit crisis, to a decline in the value of assets held by the public, and to a significant slowdown and uncertainty in economic activities. As a result, different economies in the world, including the U.S. and many countries in
     Europe, entered a recession and there were indications of a recession in
     Israel as well.

     In the second quarter of 2009, the weakness in the economic activities continued which characterized the second half of 2008. As from the second quarter of 2009, there was a certain recovery which increased in most branches in the Israeli economy. Various markets in the work are experiencing a similar recovery and there is a definite global trend of recovery in real operations.

     Concurrently, during the past two years, the Israeli economy encountered a number of additional developments, inter alia, together with significant fluctuations in the rate of exchange of the main foreign currencies against the shekel and an increase in the rate of inflation in the local economy.

     The economic situation in the target markets and the recession in these markets are likely to have an effect on consumer consumption items in the
     Company's fields of operations and the levels of consumption.

     The economic situation also increases the risk level inherent in the operations of the Company's business partners - customers, sub-contractors
     (including a significant sub-contractor in the dyeing field) and suppliers, and the risk that they will become bankrupt. The Company is exposed to non payment by customer if they have payment difficulties, and this even despite the Company supplying the order it receives from customers generally supplied without the customer providing collateral for payment of their debts. Moreover, the Company's suppliers and sub-contractors are likely to get into economic difficulties, which as a result of them force the Company to locate alternative suppliers or sub-contractors without sufficient warning. As a result, the Company is likely to suffer delays in the supply of their products to customers. Risks connected with the local economic environment in the world, in Israel, in the target markets and in the world in general, are likely to affect the Company's sales level, the
     Company's ability to provide order from customer and to activate all its production facilities.

     The Company is taking steps to balance the distribution of the economic burden and commercial savings between itself, its suppliers and customers by making similar demands to its suppliers to the demands made by its customers.

2.4.2 FINANCING

     Changes in the availability of financing resources in the world, among other things due to the global economic crisis, as described above, is likely to affect the Company's cash flows. Today the Company is required to finance its production process and supplies to customers for a period of
     150 days (from the date of payment for the purchase of raw materials and the financing process until the date of collection from the customers). In order to enable the Company to have a range of activities while maintaining its ability to meet the fluctuations in its cash flows, the Company requires financial resources which will be available to it at all times.
     For details regarding the source of bank finance at the disposal of the
     Company, see Note 25 B to the Company's financial statements for 2009 attached to this report.

2.4.3 FLUCTUATIONS IN RATES OF EXCHANGE AND THE LEVEL OF INFLATION

     Fluctuations in the rates of exchange of various currencies will have a significant effect on the Company's results of operations, mainly in view of the fact that the Company's sales are carried out mainly in the U.S. in dollars, while a considerable part of the Company's expenses is in NIS. In
     2009 the Company recorded sales in US dollars of 101 million dollars
     (comprising 87.8% of total sales of the Company during that period) and NIS expenses for salaries and the acquisition of raw materials at a value of 42 million dollars. In order to limit the Company's exposure to fluctuations in the rates of exchange between the various currencies, from time to time the Company takes steps to hedge the exposure to losses as a result to changes in the rate of exchange of the NIS - dollar and euro - dollar.

2.4.4 INCREASING COMPETITION IN THE WORLD

     The clothing branch is inherently competitive and the Company is required to cope with a decline in prices and production and supply capacities of competitive manufacturers. The main competition with other manufacturers in the clothing branch is from the aspect of reducing product costs, shortening supply times, design, quality of the products and efficiency in the supply of the product to the customer. Due to the fact that the production costs depend to a large extent on manpower costs, in recent years most of the production in the branch is done in countries where the manpower costs are low. The Company has to confront manufacturers of intimate apparel, active-wear and swimwear, many of whom have a low cost basis, longer operating experience, a wider customer base, geographic proximity to the customer and a larger source of financing than those of the Company. Increased competition, directly or indirectly, can reduce the
     Company's revenues and profitability through pressures to reduce prices, the loss of market share and additional factors.

     In addition, manufacturers competing with the Company in the Far East established a series of relationships with the Company's customers, which caused erosion in prices of some of the products in the Company's "Cut &
     Sew" field and a reduction in the sales level of products in this field of operations.

     Therefore, products whose production process requires many hours of work and which are not based on the Company's unique technologies are manufactured mainly through sub-contractors in the Far East and Jordan. On a current basis, the Company examines the possibilities to transfer a further part of its production operations to countries where the cost of manpower is lower.

     In the high technology fields, the Company develops and renews in order to maintain its status as a global leader in the seamless field, although it is not able to ensure that its competition will not equipment themselves with the same level of mechanization that the Company has and achieve the rate of development of the Company also in this field.

     A worsening in the economic situation also increases competition and, among other things, the competition that the Company's customers confront, and the price competition as a result of preparedness of manufacturers and marketers to reduce the inventory level also through the sale of inventory at lower prices.

     In order to confront the global competition, the Company develops advanced products which are often complicated for production, and supplies them in volumes of orders which meet the customer's needs. As a result the Company confronts, from time to time, operating difficulties resulting from the complexity of the production and from the Company handling smaller production series.

     For additional details regarding the competition in the Company's fields of operation, see Clause 3.6 below regarding competition in the field of
     "Seamless" operations, and Clause 3.15 below regarding competition in the field of "Cut & Sew" operations.

2.4.5 CHANGES IN FASHION AND CONSUMER PREFERENCE

     The clothing branch is subject to changes in consumer preference and in fashion. The Company develops designs and manufactures products according to its understanding and the understanding of its customers of the taste of consumer and the prices that consumers are prepared to pay for the
     Company's products. If the Company did not correctly forecast consumer taste and preferences, the Company's customers are likely to reduce the level of their orders from the Company and the prices they are prepared to pay for the Company's products.

2.4.6 CHANGES IN THE COST OF RAW MATERIALS

     The cost basis of the Company is affected by fluctuations in the prices of raw materials. The Company uses various cotton, spandex, and polymers yarns and various elastic materials for the production of its products. The
     Company's financial results as manufacturers of clothing products are significantly affected by the price of raw materials and their availability. The Company does not have a significant influence on fluctuations of raw materials prices, excluding by utilizing opportunities to purchase raw material at attractive prices on the occurrence of certain events.

2.4.7 INCREASE IN THE PURCHASING COST OF FINISHED PRODUCTS FROM MANUFACTURERS IN
     THE FAR EAST AND THE COST OF LABOR OF SUB-CONTRACTORS IN THE FAR EAST AND
     JORDAN

     In recent years, there has been an increase in the cost of purchasing finished clothing products from sub-contractors in the Far East and in
     Jordan, resulting mainly from an increase in the cost of wages and the related production costs in those countries, which strengthen the local currency against the American dollar. The Company purchases and manufactures some of those products that it sells through sub-contractors and their plants in the countries in the Far East and the Middle East
     (Jordan), and therefore is affected by such increases in cost.

2.4.8 CHANGES IN THE GLOBAL FREE TRADE AGREEMENTS WHICH ARE LIABLE TO RESULT IN
     A CHANGE IN THE REGIME OF CUSTOMS AND IN THE COUNTRIES WHICH ARE THE
     COMPANY'S PRIMARY MARKET TARGETS

     As from January 1, 2009, the quantity quotas on imports of textile products to the U.S. and the European Union were removed. The removal of the quantitative quotas on imports increases competition in these markets and results in an additional erosion in the selling prices of the Company's products, and as a result also tan additional erosion in profitability.
     Moreover, the removal of the quantitative quotas on imports cancelled a significant advantage that the Company had over some of its competitors. In the past, the competitors from eastern countries were restricted in the quantities they were permitted to export to the U.S. and Europe. This situation gave an advantage to countries where similar restrictions did not apply, such as Israel, to supply surplus demand over and above the quota restrictions. It should be emphasized that even after removing the quantity quotas on the imports mentioned above, customs duties remain on imports of products to the U.S. and to Europe and to countries which do not have free trade agreements, at a rate of 7.6% to 32%, where the exact rate of customs duties is determined according to the type of products imported and the exporting country.

     Despite the existence of customs rates on the importation of products to the U.S. and to the European Union, as mentioned above, the Company, as well as other companies in the clothing branch, enjoy free trade agreements between Israel and the U.S., Canada, the European Union, and the European
     Free Trade Association. The trading agreements enable the Company, as well as other companies in the clothing products branch, to sell their products manufactured in Israel, the U.S., Canada and the countries of the European
     Union and the European Free Trade Association, with customs exemption. The
     U.S. expanded the benefits under the Israel-U.S. free trade agreement for goods that were processes in the Free Trade Zone in Jordan, and therefore the Company can export with customs exemption also the Company's products in which part of the production process (sewing) was performed in Jordan.
     In addition, due to free trade agreement between the European Union, the
     U.S. and Egypt, products that are manufactured in Egypt can also be imported to the countries of the European Union and to the U.S. exempt from customs duties.

     Some of the countries, that also have free trade agreements with the U.S.,
     Canada, and the European Union, are a source of production of manufacturers that compete with the Company, whether due to their manpower which is cheaper or whether due to the transport cost of products which are cheaper and the supply times shorter. Other competitors in countries which do not have a free trade agreement are exposed to customs payment on imports to the U.S. and/or to the European Union. As a rule, products manufactured in
     China and other countries in the Far East do not have customs exemption. If these additional countries will sign free trade agreements with the U.S.
     and/or the European Union, which will lead to a reduction or a cancellation of customs duties on imports from these countries, then competition in the branch will increase.

2.4.9 POLITICAL RISKS

     The Company's knitting plants are located in the industrial area of Misgav in Israel, and therefore a security situation in the northern border is likely to harm the Company's plants' operations in Misgav. Moreover, most of the Company's knitting operations are carried out in Jordan where the
     Company's products are transferred from Israel to Jordan and back;
     therefore, the security situation between Israel and the Arab countries in general, and the Palestinians in particular, is likely to affect the
     Company's ability to operate in Jordan in general, or the Company's ability to operate in Jordan freely and efficiently.

       CHAPTER 3 - DESCRIPTION OF THE CORPORATION'S BUSINESS ACCORDING TO
                              FIELDS OF OPERATIONS

The following is a detailed description of the Company's fields of operations:
the "Seamless" field of operations and the "Cut & Sew" field of operations:

                   THE "SEAMLESS" PRODUCTS FIELD OF OPERATIONS

3.1  GENERAL INFORMATION ABOUT THE FIELD OF "SEAMLESS" OPERATIONS

     In this field, the Company is engaged in the development, production, marketing, and sale of seamless products with unique characteristics which support the operations for which they are intended, in the field of intimate apparel, clothing and active-wear for women and men.

     The development, design and production of the Company's operations in the field of seamless products are carried out in its plant in the industrial area of Teradion, Misgav Israel.

     The marketing and sales operations are carried out by the Group's employees in the U.S., Europe and Israel. The Company invested considerable efforts in order to expand its operations in this field where the Company has a significant competitive advance against its competitors - both due to the large number of Santoni machines it has and due to the unique technologies that the Company uses in its production. The Santoni machines are sophisticated knitting machines, which manufacturer an almost finished product from the yarns. The products, which are planned in detail and divided into the different characteristics of every part of the item of clothing, are knitted completely using the Santoni machine.

     In the Company's opinion, based on its experience in the relevant markets, the level of the wholesale market for seamless knitted products, in the customers and categories in which the Company operates, is estimated at
     $1.25 billion a year.

3.1.1 CHANGES IN THE LEVEL OF OPERATIONS IN THE FIELD AND ITS PROFITABILITY -
     "SEAMLESS" FIELD OF OPERATIONS

     The level of sales in this field of operations during 2009 declined by
     27.8% compared to 2008 mainly due to: (1) the global economic slowdown which led to a policy of careful management of inventory among some of the
     Company's customers; (2) the "Ultimate" project which is a product line of
     Nike which includes mainly sport shirts, where significant continuing orders were not made during 2009; and (3) a decline in the sales of the intimate apparel products mainly to the customer Victoria's Secret, which results from a decision of the customer in 2008 to transfer one of the projects of the intimate apparel to India. For additional details regarding the sales to Nike and to Victoria's Secret, see clause 3.4.2 below.

     Concurrently, there was a decline in profitability in the field of operations even to the extent of operating losses. The Company's decline in profitability occurred due to: (1) a sharp decline in sales turnover, as mentioned above, a decline which was not accompanied by an equivalent decline in fixed costs. The Company is engaged in a labor intensive field and accordingly the structure of expenses include significant fixed costs, such as rent on buildings, insurance, wages of indirect employees, etc.;
     therefore, adjusting fixed costs is likely to continue for an extended period; (2) the continuing global economic crisis greatly affected the
     Company's business environment in the second, third and fourth quarters of
     2009, and including, among other things, a continuing erosion in prices and a worsening in competitive conditions; (3) expenses for air transport in order to meet customers' timetables.

     The global recession and the decline in the level of consumption also affect the level of demand for the Company's products and are also likely affect the type of products that customers prefer to purchase.

     Towards the end of 2008 and at the beginning of 2009, the Company formulated a plan of action which includes efficiency measures to adjust the level of its operations, the level of its expenses and the level of its expected sales, as detailed in clause 1.3.8 above. In addition, the Company expanded the market in Europe and the market to customers in the local market, and for the first time opened the plant's shops in Israel under the name "Tefron Outlet" - and this with a view to expand its customer base and increase its level of sales to existing customers in order to compensate for the decline in sales to existing customers and mainly the Company's significant customers.

     Information regarding the effects of the global recession is information relating to the future, as defined in the Securities Law. Information relating to the future is uncertain information regarding the future, based on information or evaluations existing in the Company, including the
     Company's intentions or evaluations correct as of the date of publishing this report, which is not dependent only on the Company. It is possible that this information, fully or partly, will not be realized or will be only partially realized or will be realized differently, inter alia, due to the following reasons: changes in the rates of exchange of the dollar against other currencies, the global economic crisis, crisis in the demand in the relevant market, changes in competition, etc.

3.1.2 MARKET DEVELOPMENTS IN THE FIELD OF OPERATIONS AND CHANGES IN ITS
     CUSTOMERS' CHARACTERISTICS - "SEAMLESS" FIELD OF OPERATIONS

     The target markets of the Company's products in the Seamless" field of operations is mainly the U.S., Europe and Israel. Changes in the economic condition in these markets are expressed during the recent period of recession in a decrease in consumption, continuing pressure to reduce prices and the demand to shorten the product's supply time. These changes detrimentally affect the Company's level of sales. For additional details regarding the Company's sales according to geographical targets, see Note
     22 C to the Company's financial statements as at December 31, 2009.

     In addition, the clothing industry is subject to changes in fashion preferences and fashion trends. These changes cause: (a) a shortening in supply times required by customers; (b) an increase in the number of collections of the required products; and (c) a reduction in the level of production series. In the method of consumption, these trends make operations difficult and their production requires the Company to adjust its management of the production organization due to these trends.

     And indeed, during the whole of 2009, the Company confronted, and is still confronting, operating difficulties in the Seamless" field of operations which have an effect on the Company's profitability. The Company is intensively and continuously examining the production organization in its entirety in order to locate specific failures in its systems. In addition to the efficiency measures taken in the past, the Company started, in the first quarter of 2010, a turnaround program, mentioned in clause 1.3.8 above.

3.1.3 CRITICAL FACTORS FOR SUCCESS IN THE FIELD OF OPERATIONS AND THE CHANGES
     APPLYING TO THEM - THE "SEAMLESS" FIELD OF OPERATIONS

     In the Company's opinion, there are a number of main factors on which the success of this field of operations depends, the main ones being:

3.1.3.1 System management of long-term customer relations.

3.1.3.2 Investing resources in operating the field of operations, and quality management of this field in order to enable the Company go benefit from its technological advantage and ability to introduce innovations as a result of which the Company is considered a global leader in the field of operations.

3.1.3.3 Investing resources in the design and development departments with continuous focusing on local and global developments in the intimate apparel branch and the active-wear branch, and the taste of the target customers and consumers and the development and design of fashionable collections and advanced and innovative products which maintain the
     Company's competitive advantage.

3.1.3.4 Adapting the products to the changing fashion lines and the needs of the relevant customers and consumers, while ensuring continuous innovations.

3.1.3.5 The existence of an efficient marketing organization enabling the deepening of relations with the existing customers, engaging with new customers in the existing markets and new markets and establishing the relationships with them.

3.1.3.6 Ensuring a wide range of suppliers that manufacture quality raw materials, including raw materials especially developed by the Company and/or for it.

3.1.3.7 Ensuring the quality of production and quality control for the products in accordance with the specifications and demands of the Company and its customers.

3.1.3.8 Utilizing the Company's advantage of scale both at the level of purchase orders by customers and in the number of items ordered from each model manufactured, which assist in reducing production costs.

3.1.3.9 An efficient operating organization and supply chain which provide full support for sales' needs and meeting supply timetables, which have become shorter in recent years.

3.1.3.10 Continuing development of production technologies and their improvement in order to maintain the Company's competitive advantage in this field.

     In the Company's opinion, these success factors have become even more important in view of the changes in the business environment, which were expressed in the increasing competition, erosion of selling prices and the shortening of supply times.

3.1.4 THE MAIN ENTRY BARRIERS IN THE FIELD OF OPERATION AND CHANGES OCCURING IN
     THEM - THE "SEAMLESS" FIELD OF OPERATIONS

     In the Company's opinion, the main entry barriers in the field of operations are as follows:

3.1.4.1 Technological knowhow, advanced machinery, advanced production methods and the ability to develop raw materials, fabrics and advanced products.

3.1.4.2 Recognizing and understanding the requirements of the fashion market and the tastes of the final consumer.

3.1.4.3 Stable and long-term relations with large customers (marketers of leading brands in the world).

3.1.4.4 Stable and reliable production capacity with competitive prices and good quality.

3.1.4.5 Innovations and the development and design of fashion products and performance.

3.1.4.6 Meeting customers' requirements regarding everything that is related to:
     compliance, quality and standards.

3.1.5 SUBSTITUTES FOR THE PRODUCTS IN THE FIELD OF OPERATIONS AND CHANGES
     APPLYING TO THEM - THE "SEAMLESS" FIELD OF OPERATIONS

     The Company's products in this field of operations have alternative products, both the wholesalers and the manufacturers marketing similar items to the Company's products in their design, and sometimes also in their quality, even if they are not seamless. Thus, for example, there are manufacturers that use heat gluing technology or in sewing various parts of the product. The Company operates to strengthen and maintain the advantage it has in its products over the alternative products, and this by differentiation and innovations in design, in the knitting, in the quality of the knitted cloth, in the elasticity of the product and the ability to plan and manufacture using a computer and producing the customers' products with great precision.

     The "Seamless" technology enables the Company to knit products based on precision computer work according to the designs and specifications. These products are flexible, structured samples of the product, rich colors and advanced design. The Company's ability to develop the design language to machine language is considered as the most advanced in the world.
     Nevertheless, the Company has many competitors in its field of operations and generally does not have exclusivity with its customers.

3.1.6 THE COMPETITIVE STRUCTURE IN THE FIELD OF OPERATIONS AND CHANGES APPLYING
     TO IT - THE "SEAMLESS" FIELD OF OPERATIONS

     In recent years, the clothing field in general continues to be characterized by considerable competition and a decline in production costs and prices to the consumer as a result of the transfer of a considerable part of production to sub-contractors in the Far East. However, in the
     "Seamless" field, the Company is one of the global leaders and, therefore, to the extent that the Company succeeds in supplying leading products of good quality with competitive supply times and prices it can enjoy a significant competitive advantage. But as every one of these conditions is infringed, the Company's customers are liable to prefer to buy alternative products of different manufacturers in the "Cut & Sew" field while waiving the level of innovation and quality existing in the "Seamless" products.

     For additional details regarding competition in the Company's "Seamless"
     field of operations, see Clause 3.6 below.

3.2  PRODUCTS AND SERVICES - "SEAMLESS" FIELD OF OPERATIONS

3.2.1 THE MAIN PRODUCTS AND SERVICES - "SEAMLESS" FIELD OF OPERATIONS

     In the field of intimate apparel, the Company develops and supplies production services of women and men's intimate apparel, undershirts, shirts, bras and other products. In the field of active-wear the Company develops and supplies production services for shirts, pants and jackets which are mainly used as a first layer worn on the body. The main market where the Company sells intimate apparel products and active-wear is the
     American market, although the Company is taking steps to expand the volume of its sales in this field also in Europe and Israel.

     In active-wear products for women, in the field of rackets and in the field of professional sport products (products with a high performance level)
     there is growth in demand. Some of these products have already been sold in markets, mainly in the U.S., and some are in the final stages of development.

3.3. DISTRIBUTION OF REVENUES AND PROFITABILITY OF PRODUCTS AND SERVICES -
     "SEAMLESS" FIELD OF OPERATIONS

     The following is data on the distribution of revenues from products and services in the years 2007, 2008 and 2009:

                                           INTIMATE APPAREL PRODUCTS                ACTIVE WEAR PRODUCTS
                                       --------------------------------       --------------------------------
      MILLIONS OF DOLLARS               2009         2008         2007         2009         2008         2007
---------------------------------      ------       ------       ------       ------       ------       ------

REVENUES                                 45.0         57.7         52.8         17.3         28.6         28.8

% OF CORPORATION'S TOTAL REVENUES        38.9%        33.2%        33.3%        15.0%        16.4%        18.2%

     It should be mentioned that in the "Seamless" field of operations, there is a variance between the rates of the Company's profit from the sale of active wear products compared to intimate apparel products, and that in
     2009 the difference between the rates of profit, on average, ranges between
     0% to 10% in favor of the active wear products. As a rule, to the extent that the Company's products are more innovative and more intricate, the
     Company invests greater efforts in development before bringing them to production. These products are more attractive in markets and they face proportionally less competition. Some of the Company's customers can collect higher prices and profit margins on these products than the profit margins on basic products which are less innovative and intricate.

     On the other hand, to the extent that the products are less innovative, both in the composition of the fabric and in the design complexity (such as basic intimate apparel) the customer gives higher importance to a competitive price for the product. In most cases this customer will be in mass markets. In these products, the Company profitability is low and global competition is mainly against manufacturers from the Far East.

3.4  CUSTOMERS - "SEAMLESS" FIELD OF OPERATIONS

3.4.1 With the Company's customers in the "Seamless" field of operations are some of the leading marketers of leading brands in the world that purchase the most of its advanced products in the active wear and intimate apparel fields from the Company.

3.4.2 The Group's main customers are:

3.4.2.1 VICTORIA'S SECRET - in 2009 sales to this customer in the "Seamless"
     field aggregated $28.3 million (about 45.4% of the total sales in the
     "Seamless" field of operations) compared to $34.4 million in 2008 (about
     39.8% of the total sales in the "Seamless" field of operations); i.e.: a decline of 5.6% in the rate of sales to the customer out of the Company's total sales in the "Seamless" field of operations during the period of report.

     Total sales to that customer in all of the Company's fields of operations comprised 32.7% of the total consolidated sales in 2009 and 2008. i.e.:
     there is no change in the rate of sales to the customer out of the
     Company's total sales during the period of report.

     During 2009, the main decline in sales to that customer stems from the
     Company's decision to transfer one of its projects for intimate apparel to
     India.

     The Company has been manufacturing intimate apparel products for Victoria's
     Secret since 1991. The Company has no exclusivity in the production of intimate apparel products for Victoria's Secret. For additional details regarding the nature of the engagement, see clause 3.4.3 below.

3.4.2.2 CALVIN KLEIN - in 2009 sales to this customer in the "Seamless" field aggregated $4.4 million (about 7.1% of the total sales in the "Seamless"
     field of operations) compared to 3.3 million dollars in 2008 (about 3.8% of the total sales in the "Seamless" field of operations); i.e.: an increase of 3.3% in the rate of sales to the customer out of the Company's total sales in the "Seamless" field of operations during the period of report.

     Total sales to that customer in all of the Company's fields of operations comprised 6.2% of total consolidated sales in 2009 compared to 2.3% of total consolidated sales in 2008; i.e.: an increase of 3.9% in the rate of sales to the customer out of the Company's total sales during the period of report.

     During 2009, the main increase in sales to this customer is for projects in the field of intimate apparel.

3.4.2.3 NIKE - in 2009 sales to this customer in the "Seamless" field aggregated
     $4.8 million (about 7.7% of total sales in the "Seamless" field of operations) compared to 22.8 million dollars in 2008 (26.4% of the total sales in the "Seamless" field of operations); i.e.: a decline of 18.7% in the rate of sales to that customer out of the Company's total sales in the
     "Seamless" field of operations during the period of report.

     Total sales to that customer in all of the Company's fields of operations comprised 5.8% of total consolidated sales in 2009 compared to 23.2% of total consolidated sales in 2008; i.e.: a decline of 17.4% in the rate of sales to the customer out of the Company's total sales during the period of report.

     The main decline in sales to that customer during 2009 is for the
     "Ultimate" seamless project for which no significant orders were received in 2009. Today the Company is working hard in the field of active wear products some of which are also offered to Nike. Correct as of the date of this report, the project has not yet been approved by Nike for significant operating levels as in 2008, and there is no certainty whether it will be approved in the future. The Company has been manufacturing active wear products for Nike since 2000. The Company has no exclusivity in the production of active wear products for Nike. For additional details regarding the nature of the engagement see clause 3.4.3 below

3.4.2.4 For the distribution of sales according to geographic areas, see Note 22 to the Company's financial statements as of December 31, 2009, part C' of this report.

3.4.3 NATURE AND CHARACTERISTICS OF THE ENGAGEMENT WITH THE GROUP'S SIGNIFICANT
     CUSTOMERS - "SEAMLESS" FIELD OF OPERATIONS

     The Group manages long-term relations with its customers. The relationships between the Group and its main customers, include Nike, Calvin Klein, lululemon and Victoria's Secret are generally arranged in a standard general agreement prepared by the customers, unilaterally, and in the customers' purchase orders from the Group. The agreement is not for a fixed period and does not give the Company exclusivity. The general agreement includes general provisions applying to all the customers' suppliers, regarding the customer's relationship with the Group including basis conditions for carrying out the work, the product's quality conditions, meeting the significant legal provisions, responsibility for quality of product, responsibility for supply in due time, provisions relating to types B' and C', protection of the customer's intellectual property rights, fines for quality problems, delays in supply, etc. The general agreement does not include provisions relating to the engagement with a specific supplier, such as periods of agreement or quantities ordered and are not specific to a certain supplier.

     The terms of payment that the Company's significant customers pay are between 30 to 60 days from the date of supply and the issue of the invoice.

     Supply times of the goods to customers are determined in the purchase orders and they change from order to order.

     The Company's engagement with its customers in the purchase orders are carried out on the basis of developing a project, a series of products or product, according to customer demand or according to the Company's initiative. The work process with the customer generally starts a number of months prior to the date on which the finished goods should reach the shop's shelves. In the initial stages of the process, the product is developed based on the customer's ideas, his remarks or questions, or on the Company's initiative which the customer chooses to adopt. In the next stage, the Company prepares sample products until receiving final approval by the customer. After completing the product file, the product file is sent to production in the Company's plants. At the end of the production stage, the products are sent according to the nature determined by the customer and the timetable required. Generally, the distribution of products to the customer's various shops of is done by the customer.

3.4.4 DEPENDENCE ON A SINGLE CUSTOMER - "SEAMLESS" FIELD OF OPERATIONS

     The Company is of the opinion that a significant reduction in the level of sales to any of its significant customers is likely to detrimentally affect the financial results in the "Seamless" field of operations, as well as the consolidated financial results. Thus a significant decline in the level of sales to Victoria's Secret and Nike, during 2009, had a significant detrimental effect on the financial results in the "Seamless" field of operations, as well as the consolidated financial results.

3.5  BACKLOG OF ORDERS - THE "SEAMLESS" FIELD OF OPERATIONS

     The Company's sales are based on specific orders received by the Company.
     The Company starts production process soon after receiving such orders.

     Due to the structure of the branch and the methods of engagement which characterize ad-hoc orders, the Company has an order backlog relating to fairly short periods of 3 to 5 months. Therefore, in the Company's opinion, the orders backlog does not give a full indication of the level of orders as they actually will be during the year.

     The following are details of the distribution of the Company's orders backlog for the following quarters, where the recognition of income (in thousands of dollars) is expected in the "Seamless" field of operations:

                                                                      ORDERS BACKLOG
                           ORDERS BACKLOG    ORDERS BACKLOG        AS AT DECEMBER 31, 2008
                                AS OF             AS OF         ------------------------------
                           MARCH 15, 2010   DECEMBER 31, 2009      ACTUAL           EXPECTED
                            ------------      ------------      ------------      ------------

FIRST QUARTER OF 2009                  -                 -            19,091            19,091
SECOND QUARTER OF 2009                 -                 -             4,826             4,571
TOTAL 2009                                                            23,917            23,662

FIRST QUARTER OF 2010             11,856            11,507                 -                 -
SECOND QUARTER OF 2010            12,621             2,850                 -                 -
THIRD QUARTER OF 2010              1,177                 -                 -                 -
FOURTH QUARTER OF 2010                 -                 -                 -                 -
2011                                   -                 -                 -                 -
TOTAL                             25,654            14,357

3.6  COMPETITION - "SEAMLESS" FIELD OF OPERATIONS

3.6.1 GENERAL - "SEAMLESS" FIELD OF OPERATIONS

     The Company acts in fields which are considered to be competitive.
     Cmpetition in the "Seamless" field is based around four main parameters:
     the price of the product, its quality, its innovation and level of customer service. The Company believes that it has a number of advantages compared to its competitors, inter alia, due to the following reasons:

3.6.1.1 PRODUCTIVE CAPACITY - high productive capacity due to a large number of sophisticated machines and leading technological knowhow.

3.6.1.2 NEW HIGH QUALITY PRODUCT LINES - the Company provides a wide range of fashion product lines with high quality with renewals in the design field, development and production technology, which are expressed in the finish level of the product.

     The Company's innovations and uniqueness are expressed in its special production technology in the Company's two fields of operation. The Company has one of the most advanced abilities in the world for developing new products, which are made from quality and innovative fabrics and from special yarns developed by the Company, including performance supporting yarns. Nevertheless, the Company has many competitors in its fields of operation and generally does not have exclusivity with its customers.

3.6.1.3 LONG-TERM RELATIONS WITH LEADING BRANDS - the Company developed long-term relationships with its customers. Notwithstanding, the Company's agreements with its customers are mostly for short periods and do not include an undertaking for a minimum level of purchases or any purchases whatsoever; the Company has had business contacts with most of its main customers for periods of over five years. The design team, development and the technological expertise of the Company's employees with customers with a view to supplying a comprehensive parcel of services, inter alia, the design, the development and production of new product lines. But in view of the global economic crisis and the operating difficulties, as detailed in clause 1.3.8 above, the Company has to confront a significant decline in the level of orders from a number of its main customers to which it has supplied products for a number of years, with the emphasis on Nike and
     Victoria's Secret. The Company is making considerable efforts in order to try and maintain the relationships with these customers and to increase the level of orders.

3.6.1.4 UNIQUE STATUS OF THE FREE TRADE ZONE - the Company's operations in
     Israel and Jordan, the U.S and Europe enables it to benefit from trade agreements to its advantage.

3.6.2 COMPETITIVE CONDITIONS IN THE FIELD OF OPERATIONS - "SEAMLESS" FIELD OF
     OPERATIONS

     The economic situation in the target markets and the fear of a recession in these markets is likely to affect consumers' purchasing habits and levels in the field of operations and cause a preference for more basic and cheaper products.

3.6.3 THE NAME OF THE MAIN COMPETITORS - "SEAMLESS" FIELD OF OPERATIONS

     To the best of the Company's knowledge and according to the Company's internal evaluations, the size of the wholesale market, to which it aims to customers and categories, in which it has operated in the knitting
     "Seamless" field of operations, is about 2 billion dollars a year. In the opinion of the Company's management, correct as of the date of the report, the Company's share in this field is about 5%, and this based on the number of Santoni machines at the Company's disposal compared to the number of
     Santoni machines existing in the world, to the best of the Company's knowledge.

     In the "Seamless" field of operations, the Company has tens of competitors, which are manufacturing companies mainly located in the Far East. The
     Company's main competitors in this field are MAS of Sri Lanka, Delta Galil
     Ltd. of Israel, Gibor Sports Ltd. of Israel, and Sara Lee of Turkey. The
     Company is considered one of the largest manufacturers in the "Seamless"
     field.

3.6.4 METHODS OF CONFRONTING COMPETITION - "SEAMLESS" FIELD OF OPERATIONS

     In general, the clothing field continues to be characterized in recent years by considerable competition and a decline in production costs and consumer prices due to the transfer of considerable production quantities to sub-contractors in the Far East. The Company invests substantial resources in the fields of design and development of products so as to supply innovations and fashion to its customers, while understanding that these innovations separate it from the many competitors existing in the market. In addition, the Company invests many resources in basing its production capacity and level of production technology as leading manufacturers of advanced and quality product. Although, to the extent that one of the above conditions is breached, the Company's customers are liable to prefer to purchase alternative products from various manufacturers in the "Cut & Sew" field, while waiving the level of innovations and quality existing in the "Seamless" products.

     In addition, the Company has confronted in 2008 and 2009 and is still confronting the need to take steps to handle operative difficulties and efficiency in the production processes. These difficulties stemmed from the
     Company's change in operations to producing a wide range of new and intricate products, which were ordered by its customers in shorter production batches than in the past. As a result of the operative difficulties, there was an increase in production costs and the level of waste in the products. To characterize the difficulties and control of efficiency measures the Company uses a number of indexes, which include, inter alia, (1) indexes for utilization of the knitting and sewing processes; (2) rates of waste in the process; (3) measuring supply times and the date of the order until the supply date to the customer; and (4)
     levels of inventory in the process. For additional details regarding the efficiency plans, see clause 1.3.8 above. The Company invests resources in taking these steps mentioned above, and if it succeeds in the above processes it will be able to achieve many advantages in the "Seamless"
     field of operations. Furthermore, in the fourth quarter of 2008, the
     Company had an inventory of yarns used in the production of many of the
     Company's products, and this in order to reduce the supply times of the customers' orders.

3.7  SEASONALITY - "SEAMLESS" FIELD OF OPERATIONS

     The Company has not identified seasonality in the sales of the products in this field of operations.

3.8  PRODUCTION CAPACITY - "SEAMLESS" FIELD OF OPERATIONS

     The products which are sold by the Company in the "Seamless" field of operations are mainly manufactured by the Company. The Company's production capacity is calculated according to the number of Santini knitting machines at the Company's disposal, and the Company has the ability to operate them within a short time of up to 90 days. The annual production capacity of the
     Company's knitting department in 2009 stood at 35 million product units. In fact the Company utilized only part of its production capacity and manufactured 19 million products (including surpluses). An evaluation of the productive capacity described above is, inter alia, subject to changes according to the types of products.

     The following are additional details regarding the Company's productive capacity:

                                           ACTUAL PRODUCTION
                                -----------------------------------------
         PRODUCTIVE CAPACITY                               RATE COMPARED TO
        (PRODUCT UNITS P.A.)       QUANTITY              PRODUCTION CAPACITY
           --------------       --------------             --------------

2007         35 million           25 million                     71%
2008         35 million           30 million                     86%
2009         35 million           19 million                     54%

     Correct as of the date of this report, there is no significant change in the Company's productive capacity compared to the productive capacity in
     2009, as described in the above table.

     The rate of the knitting department's operations (within the field of operations) is what dictates the rate of production in the field of operations, where the Company adjusts the operations of the other departments (dyeing, ironing, sewing and packaging) to the rate of operations of the knitting department. Knitting the product is the first stage in the production process. The Company receives orders from customers not in a normal distribution. Every order has a number of sizes which require different machines with a different diameter. Despite the fact that the Company has more machines compared to the market there are still periods of high loading on the production floor which often leads to having to set later supply dates for the customer.

     The Company confronted and still confronts the need for taking steps to handle operation difficulties and efficiencies in the production process.
     During 2009 and as part of the efficiency steps, the Company reduced its number of employees and the use of a small part of the knitting department.
     The Company estimates that should the need arise, it will be able to return to the production capacity and production similar to those of 2008, and this in a fairly short time of 60 days, from the date on which a decision will be taken in the Company regarding the increase in production. For additional details regarding the efficiency plans, see Clause 1.3.8 above.

3.9  RAW MATERIALS AND SUPPLIERS - "SEAMLESS" FIELD OF OPERATIONS

3.9.1 SUB-CONTRACTOR FOR DYEING SERVICES OF THE COMPANY'S PRODUCTS

     The dyeing of the products in this field of operations is fully carried out by the Company's sub-contractor operating in Israel. Most of the dyeing machines that the sub-contractor uses, in order to provide dyeing services, are owned by the Company. Moreover, the sub-contractor implements technologies and unique production methods for the Company, which were developed by the Company or by the contractor for it and/or by the contractor and the Company in cooperation with the Company. The Company has a significant dependence on this sub-contractor; the machines used for that production are mainly owned by the Company.

3.9.2 For additional details regarding raw materials and supplies, see Clause
     4.9 below (raw materials and suppliers at the Company's level).

                        ""CUT & SEW" FIELD OF OPERATIONS

3.10 GENERAL INFORMATION ON THE "CUT & SEW" FIELD OF OPERATIONS

     In the framework of this field, the Company is engaged in the design, development, production, marketing and sales of intimate apparel and clothing for women and men, active wear for women and men and swimwear and beachwear, mainly for women. These products are marketed to retail chains as well as companies that have leading brands in the U.S., Europe and
     Israel.

     In the Company's opinion, the level of the intimate apparel products market and the active wear products market, in this field of operations, is very large and difficult to estimate. The level of swimwear in wholesale sales is estimated at about $1.8 billion.

     In this field of operations, the marketing and distribution operations are carried out in the Company mainly by its employees in the U.S., Europe and
     Israel, while the production operations are carried out mainly by sub-contractors in Israel, Jordan and the Far East.

3.10.1 CHANGES IN THE LEVEL OF OPERATIONS IN THE FIELD AND ITS PROFITABILITY -
     "CUT & SEW" FIELD OF OPERATIONS

     The Company's level of sales in this field of operations declined during
     2009 at a rate of 39.2% compared to 2008, and this, inter alia, due to the global recession and erosion in the selling prices of the Company products and the decline in the level of consumption. In addition, there was a significant decline in the level of the Company's sales to its two main customers - Nike and Victoria's Secret, as detailed in Clause 3.13.1 below.
     In addition, due to the erosion in the selling prices of some of the
     Company's products (as a result of global competition in the field), there was a decline in profitability in the field of operations and as a result the Company had a loss from this field of operations.

     In 2009 the Company introduced efficiency plan to adjust the level of its operations and the level of its expenses to the level of its expected sales, and in addition during the first quarter of 2010 the Company started a comprehensive turnaround program in order to return to profitability, In addition, the Company is acting to expand its customer base and to define its level of sales to existing customers, in order to compensate for the decline in sales to existing customers and mainly to the Company's most important customers. Nevertheless, the Company estimates that the increase, should there be one, in the level of sales to existing customers and sales to new customers will only partly compensate for the decline in the level of the Company's sales to its important customers. For additional details regarding the efficiency programs, see Clauses 1.3.8 and 3.1.1 above.

3.10.2 DEVELOPMENTS IN THE MARKET IN THE FIELD OF OPERATIONS OR CHANGES IN ITS
     CUSTOMERS' CHARACTERISTICS - "CUT & SEW" FIELD OF OPERATIONS

     The target markets for the Company's products in this field of operations are the U.S., Europe and Israel. In 2009 the Company was confronted with changes in the economic condition of these markets, inter alia, the recession, the decline in consumption, and persistent pressures to reduce prices, which detrimentally affected the Company's level of sales. In addition, the clothing branch is subject to changes in fashion preferences and fashion trends. These changes caused: (a) a shortage in the supply times required by customers; (b) an increase in the number of collection of products required; and (c) a reduction in the level of the production series. These trends in consumption make operations and production more difficult and require the Company to adjust its production processes to such trends, including the method of managing production through sub-contractors.

3.10.3 CRITICAL SUCCESS FACTORS AND THE CHANGES APPLYING TO THEM - "CUT & SEW"
     FIELD OF OPERATIONS

     In the Company's opinion, there are a number of main factors on which the success in this field of operations depends, and the main ones being as follows:

3.10.3.1 Managing long-term relations with customers.

3.10.3.2 Investment in resources in the design and development departments with continual focusing on local and global developments in the intimate apparel branch, active wear and swimwear and customer and consumers' taste and the development and design of fashion collections and advanced and innovative products, which maintain the Company's competitive edge.

3.10.3.3 Adjusting the products to changing to fashion demands and the relevant customers and consumers' needs, while ensuring constant innovations.

3.10.3.4 Maintaining an efficient market organization which enables strengthening the relationships with customers and engaging with new customers and strengthening relations with them.

3.10.3.5 Ensuring a wide range of suppliers that manufacture raw materials and quality finished goods.

3.10.3.6 Maintaining an independent manufacturing structure and sub-contractors who will be stable, reliable and flexible and enable competitiveness.

3.10.3.7 Ensuring the quality of production and quality control for the products, according to the Company and customers' specifications and demands.

3.10.3.8 Utilizing the Company's efficiencies of scale, both in the level of purchase orders by customers and in the number of items ordered from every model manufactured, which assist in reducing production costs.

3.10.3.9 An efficient operating system and supply chains which provide full support for the sales needs and meeting supply timetables, which have been shortened in recent years.

3.10.3.10 Continued development of production technologies and their improvement so as to maintain the Company's competitive edge in this field.

     In the Company's opinion, these success factors will become even more important in view of the changes in the business environment, which are expressed in increasing competition, erosion in selling prices, and a shortening of supply times.

3.10.4 MAIN ENTRY BARRIERS IN THE FIELD OF OPERATIONS AND CHANGES OCCURRING IN
     THEM - "CUT & SEW" FIELD OF OPERATIONS

     In the Company's opinion, the main entry barriers in the field of operations are as follows:

3.10.4.1 Recognizing and understanding the fashion market requirements and the tastes of the final consumer.

3.10.4.2 Stable and long-term relations with large customers (retain fashion chains and fashion brands companies).

3.10.4.3 Stable and reliable production capacity with competitive prices and good quality.

3.10.4.4 Innovations and the development and design of fashion products.

3.10.4.5 Meeting customers' requirements in everything relating to: compliance, quality and standards.

3.10.5 SUBSTITUTES FOR THE PRODUCTS IN THE FIELD OF OPERATIONS AND CHANGES
     OCCURRING TO THEM - "CUT & SEW" FIELD OF OPERATIONS

     The Company's products in this field of operations, have many substitutes, both of wholesalers and of manufacturers that market products that arfe similar in quality to the Company's products. The Company is acting to strengthen and maintain the advantage that its products have over those alternative products - and this by differentiation and noticeable trendy fashions, innovations and quality.

3.10.6 THE COMPETITIVE STRUCTURE IN THE FIELD OF OPERATIONS AND CHANGES
     OCCURRING TO IT - "CUT & SEW" FIELD OF OPERATIONS

     The clothing field in general and the intimate apparel field in particular, have been characterized in recent years by considerable competition, by a decline in prices to the consumer which dictates a decline in production costs, by transferring a considerable part of production to sub-contractors in the Far East. There are many factors, including manufacturers and wholesalers, competing with the Group's operations.

     In view of the changes that occurred in the business environment in which the Company operates and the increasing competition, the Company employs sub-contractors in the Far East in order to manufacture products in this field of operations, which are not know-how intensive. The Company is examining the transfer of production to sub-contractors in additional locations in the world where the cost of employing labor are low.

     For additional details regarding competition in the Company's "Cut & Sew"
     field of operations see Clause 3.15 below.

3.11 PRODUCTS AND SERVICES - "CUT & SEW" FIELD OF OPERATIONS

3.11.1 THE MAIN PRODUCTS AND SERVICES - "CUT & SEW" FIELD OF OPERATIONS

     INTIMATE APPAREL AND ACTIVE WEAR:

     In the field of intimate apparel, the Company develops and manufactures
     (both by its own production and through sub-contractors) intimate apparel, undershirts, bras and sleepwear sets, shirts, trousers and other products.
     In the field of active wear, the Company develops and manufacturers (both with its own facilities and through sub-contractors) shirts, pants and jackets which are used mainly as a first layer worn on the body, and long and short-sleeved shirts with sweat rejecting fabrics suitable for those engaged in sports and other products. The main market for the Company's intimate apparel and active wear products is the American market, although the Company is taking steps to expand its sales in this field also in
     Europe and in Israel.

     SWIMWEAR AND BEACHWEAR:

     In the field of swimwear and beachwear, the Company develops and supplies production services of swimwear and beachwear of different types for women.
     In addition the Company develops fashionable active wear for amateur swimmers while using special fabrics and swimwear from woven fabrics for men. The Company sells these products in the U.S., Europe and Israel.

     The global economic crisis which occurred in 2008 harmed the consumption market, including demands for swimwear in the 2009 and 2010 seasons. The decline in demand strengthened the competition existing between the manufacturers operating in this section of the market, resulting in the creation of pressure by customers to upgrade products and reduce prices which in the end resulted in a lower level of prices which harmed the
     Company's profitability.

3.12 DISTRIBUTION OF REVENUES AND PROFITABILITY OF PRODUCTS AND SERVICES - "CUT
     & SEW" FIELD OF OPERATIONS

     THE FOLLOWING ARE DETAILS ABOUT THE DISTRIBUTION OF REVENUES OF PRODUCTS
     AND SERVICES IN THE YEARS 2007, 2008 AND 2009:

  MILLIONS OF DOLLARS     INTIMATE APPAREL PRODUCTS              ACTIVE WEAR PRODUCTS                 SWIM AND BEACHWEAR
----------------------  ------------------------------      ------------------------------      ------------------------------
                         2009        2008        2007        2009        2008        2007        2009        2008        2007
                        ------      ------      ------      ------      ------      ------      ------      ------      ------

      REVENUES            19.2        36.0        37.1         4.2        18.5        13.2        29.9        33.0        26.7

CORPORATION'S TOTAL
  RATE OF REVENUES        16.6%       20.7%       23.3%        3.6%       10.7%        8.3%       25.8%       19.0%       16.8%

     It should be mentioned that in the "Cut & Sew" field of operations in 2009, there were no significant differences between the rates of profit of the swim and beachwear compared to the rate of profit on active wear products.
     It should also be mentioned that there is a variance between the rates of the Company's profits from the sale in the swim and beachwear field and in the active wear field compared to the intimate apparel products in 2009, the difference between the average rate of profits of swim and beachwear and active wear products compared to the intimate apparel products is likely to range between 0% and 5% in favor of the swimwear, beachwear and active wear products. As a rule, the more innovative and intricate the
     Company's products the greater the efforts that the Company invests to bring them to production. These products are more attractive in the market and have proportionally less competition. The Company's customers can charge higher prices for these products and the profit margins of the
     Company in these products are higher than the profit margins in basic products, which are less innovative and intricate.

     On the other hand, to the extent that the products are less innovative, both in the composition of the fabric and in the design and intricacy (such as basic intimate apparel) the customer gives greater importance to a competitive price for the product. In most cases this customer will be in mass markets. In these products, the Company's profitability is low and the competition in the world is mainly against manufacturers from the Far East.

3.13 CUSTOMERS - THE "CUT & SEW" FIELD OF OPERATIONS

3.13.1 With the Company's customers in the "Cut & Sew" field of operations are some of the leading marketers of leading brands in the world that purchase quality and leading fashion products in the intimate apparel and active wear field. The Company's significant customers in this field whose sales comprise over 10% of total Company's consolidated sales are:

3.13.1.1 VICTORIA'S SECRET - in 2009 sales to Victoria's aggregated 9.5 million dollars (about 17.9% of the total sales in the ""Cut & Sew" field of operations) compared to 22.5 million dollars in 2008 (about 25.7% of the total sales in the "Cut & Sew" field of operations); i.e.: a decline of
     7.8% in the rate of sales to the customer out of the Company's total sales during the period of report.

     The decline in the level of sales to Victoria's Secret results from the customer's decision to transfer one of its intimate apparel products to production in India. 2008 was the last year in which the Company participated in the project. The Company has been manufacturing intimate apparel products for Victoria's Secret since 1991. The Company does not have production exclusivity in intimate apparel products for Victoria's
     Secret. For additional details regarding the nature of the engagement, see
     Clause 3.13.3 below. For additional details regarding Victoria's Secret being a significant customer also in the "Seamless" field, see Clause
     3.4.2.1 above.

3.13.1.2 NIKE - in 2009 total sales to Nike aggregated 1.9 million dollars (3.5%
     of total sales in the "Cut & Sew" field of operations) compared to 17.5 million dollars in 2008 (20% of total sales in the "Cut & Sew" field of operations), i.e. a decline of 17.4% in the rate of sales to the customer of the total Company sales during the period of report.

     The main decline in the level of sales to this customer is for the "Pro
     Core" project which is a product line of Nike, which includes sports shirts and pants, for which no further orders were made in 2009. Today the Company is focusing on products in the active wear field, parts of which are also offered to Nike. Correct as of the date of this report, the project has not yet been approved by Nike for significant quantities as existed in 2008, and there is no certainty whether one will be approved in the future. The
     Company has been manufacturing active wear products for Nike since 2000.
     The Company has no exclusivity in the production of active wear products for Nike. For additional details regarding the nature of the engagement see
     Clause 3.13.3 below. For additional details regarding Nike being a significant customer also in the "Seamless" field of operation, see Clause
     3.4.2.2 above.

3.13.1.3 For additional details in the decline in the level of sales to significant customers in the "Cut & Sew" field of operations, Nike and
     Victoria's Secret, see Clause 3.10.1 above.

3.13.2 For distribution and sales according to geographical areas see Note 22 C of the Company's financial statements as at December 31, 2009, Part C' of this report.

3.13.3 DESCRIPTION OF THE NATURE AND CHARACTERISTICS OF THE ENGAGEMENT WITH THE
     GROUP'S MAIN CUSTOMERS - "CUT & SEW" FIELD OF OPERATIONS

     For a general description of the nature of the engagement with the
     Company's significant customers in this field of operations, see Clause
     3.4.3 above.

     In the framework of the engagement with customers in the swimwear field, the Company's representatives, together with the customer's representatives, are formulating a general basket of products based on fashion and commercial trends in the market or offer the customer collections to choose from a number of collections which have been designed and developed by the Company.

3.13.4 DEPENDENCE ON A SINGLE CUSTOMER - "CUT & SEW" FIELD OF OPERATIONS

     The Company is in the opinion that the significant decline in the level of sales of any of its primary customers is likely to significantly detrimentally affect the financial results in the "Seamless" field of operations as well as the consolidation financial results, so that a significant decline in the level of sales to Victoria's Secret and Nike during 2009 significantly detrimentally affected the financial results in the "Cut & Sew" field of operations, as well as the consolidated financial results.

3.14 ORDERS BACKLOG - "CUT & SEW" FIELD OF OPERATIONS

     The Company's sales are based mainly on specific orders received by the
     Company. The Company starts production process soon after receiving such orders from the customer and after the orders have been approved by it. The customer generally orders from the Company products three to six months prior to the date of the intended supply. This time enables the Company to equip itself with the raw materials required for production.

     Due to the structure of the branch and the methods of engagement which characterize the backlog orders, the Company has an order backlog relating to a fairly short period. Therefore, in the Company's opinion, the orders backlog does not give a full indication of the level of orders as they actually will exist during the year.

     The following are details of the distribution of the Company's orders backlog for the coming quarters, where the expected revenues will be recognized (in thousands of dollars) in the "Cut & Sew" field of operations

                                                                           ORDERS BACKLOG
                            ORDERS BACKLOG     ORDERS BACKLOG          AS AT DECEMBER 31, 2008
                                 AS AT             AS AT           -------------------------------
                            MARCH 15, 2010    DECEMBER 31, 2009       ACTUAL            EXPECTED
                             ------------       ------------       ------------       ------------

FIRST QUARTER OF 2009                   -                  -             22,834             22,834
SECOND QUARTER OF 2009                  -                  -              3,740              3,740
THIRD QUARTER OF 2009                   -                  -                952                952
FOURTH QUARTER OF 2009                  -                  -                 43                 43
                                                                   ------------       ------------
TOTAL FOR 2009                          -                  -             27,569             27,569
                                                                   ============       ============

FIRST QUARTER OF 2010               2,828             15,995                  -                  -
SECOND QUARTER OF 2010             11,217              6,148                  -                  -
THIRD QUARTER OF 2010                 321                  -                  -                  -
FOURTH QUARTER OF 2010                  -                  -                  -                  -
2011                                    -                  -                  -                  -
                             ------------       ------------
TOTAL                              14,366             22,143
                             ============       ============

3.15 COMPETITION - "CUT & SEW" FIELD OF OPERATIONS

3.15.1 GENERAL - "CUT & SEW" FIELD OF OPERATIONS

     The Company operates in a branch which is considered to be competitive. The competition in the "Cut & Sew" field of operations is based around three main parameters: the price of the product, its quality, and level of customer service; and in the sports and swimwear - also innovations and design and suitability to fashion lines and consumer's taste. The Company believes that it has a number of advantages compared to its competitors, inter alia, due to the reasons detailed below:

3.15.1.1 INNOVATIVE PRODUCT LINES OF HIGH QUALITY - the Company provides a wide range of fashion product lines with high quality with innovations in the design field, development and production technology, which are expressed in the level of the finishing of the product. The Company's innovations and uniqueness are expressed in its special production technology in the
     Company's two fields of operations. The Company has one of the most advanced abilities in the world for the development of new products, which are made from quality and innovative fabrics and from special yarns developed by the Company, including performance supporting yarns.
     Nevertheless, the Company has many competitors in its fields of operations and generally does not have exclusivity with its customers.

3.15.1.2 LONG-TERM RELATIONSHIPS WITH LEADING BRANDS - the Company developed long-term relationships with its customers. Notwithstanding, the Company's agreements with its customers are mostly for short periods and do not include an undertaking for a minimum level of purchases or any purchases whatsoever; the Company has maintained business contacts with most of its main customers for periods of over five years. The design and development teams and the Company's technological experts work with the customers with a view to supply a comprehensive and extensive basket of services, inter alia, the design, development and production of new product lines. But in view of the global economic crisis and the operative difficulties, as detailed in Clause 1.3.8 above, the Company has to confront a significant reduction in the level of orders from a number of its important customers to which it has supplied products for a number of years, with emphasis on
     Nike and Victoria's Secret. The Company is making considerable efforts in order to try and maintain the relationships with these customers and to cause an increase in the level of orders.

3.15.1.3 UNIQUE STATUS OF THE FREE TRADE ZONE - The Company's operations in
     Israel and Jordan, the U.S and Europe enables it to benefit from trade agreements which are to its advantage.

3.15.2 COMPETITIVE CONDITIONS IN THE FIELD OF OPERATIONS - "CUT & SEW" FIELD OF
     OPERATIONS

     From time to time, the retail chains try to bypass companies that design and develop in the private intimate apparel branch and engage directly with production plants, with the intention that they will manufacture the products for them and this in order to reduce the cost of the products, and this mainly in the field of intimate apparel. In order to reduce this risk, the Company engaged with sub-contractors that undertake not to manufacture directly for the Company's customers in the fields in which the Company manufacturers. The Company safeguards its essential contribution in the field by production control and quality control, mainly in the field of swimwear. The Company manages the various production stages with various sub-contractors.

3.15.3 THE NAMES OF THE SIGNIFICANT COMPETITORS IN THE FIELD - "CUT & SEW" FIELD
     OF OPERATIONS

     In the "Cut & Sew" field of operations, the Company has hundreds of competitors, which are fairly small companies mainly located in the Far
     East, as well as Delta Galil Ltd. of Israel, Brandix Lanka Limited of Sri
     Lanka, MAS Holdings (Pvt) Ltd. of Sri Lanka, Sara Lee SL Sourcing LLC of
     Turkey, and Yesim Tekstil Sanayi Ve Ticaret A.S. of Turkey. In the opinion of the Company's management, correct as of the date of the report, the share of the Company in this field is small and is less than 1% of the total market.

3.15.4 METHODS TO DEAL WITH THE COMPETITION - "CUT & SEW" FIELD OF OPERATIONS

     In recent years, the clothing field in general and the intimate apparel field in particular continue to be characterized by considerable competition, a decline in prices to the consumer which dictates a decline in production costs by transferring a considerable part of the production to sub-contractors in the Far East. There are many bodies, including manufacturers and wholesalers, that compete with the Group's operations.

     In view of the changes which occurred in the business environment in which the Company operates and the increasing competition (which is expressed, amongst other things in the transfer of the basic project in the field of intimate apparel that the Company supplied to one of its main customers to a manufacturer in the Far East) the Company has employed for over two years sub-contractors in the Far East in order to produce products in this field of operations which are not know-how intensive. The Company authorizes the suitable sub-contractors in the Far East, both from the aspect of the terms of their employment and from the aspect of the level of production and transfers to the sub-contractors the production of complete products, according to the definitions and instructions received from the Company.
     The Company carries out quality control on the production process of its sub-contractors and of finished goods prior to sending them to customers.
     The Company examines the transfer of production to sub-contractors in additional locations where manpower costs are low.

     Moreover, the Company invests considerable resources in the fields of design and development of the products in order to supply innovation and fashion to its customers, while understanding that this innovation distinguishes it from the many competitors existing in the market.

3.16 SEASONALITY - "CUT & SEW" FIELD OF OPERATIONS

     Excluding swimwear, the Company did not identify effects of seasonality in the field of operations in the normal course of its business. In swimwear, most of the Company's sales are made between the months of December and
     May, while the seasonal sales to the final consumer of swimwear are between the months of February and June. After the month of June, clearance sales campaigns start in the U.S., Europe and Israel. The following are sales of swimwear divided into quarters in the years 2008 and 2009:

          1ST QUARTER       2ND QUARTER       3RD QUARTER       4TH QUARTER
         -------------     -------------     -------------     -------------

2009     $18.2 million     $7.3 million      $1.2 million      $3.2 million
2008     $15.1 million     $9.3 million      $1.7 million      $6.9 million

3.17 PRODUCTION CAPACITY - "CUT & SEW" FIELD OF OPERATIONS

     Most of the products in the "Cut & Sew" field of operations sold by the
     Company are manufactured by sub-contractors. The Company's production capacity is calculated according to the sewing output of the products together with the sub-contractors' production ability with whom the Company works around the world.

     The Company's production capacity through its machines operated by sub-contractors in Israel and in Jordan in 2009 was about 18.5 million products a year. In fact the Company utilized a considerable part of this production capacity and manufactured 12.5 million products, including surpluses. The evaluation of the production capacity described above is subject to change, depending on the types of products. The following are additional details regarding the Company's production capacity:

                                                ACTUAL PRODUCTION
                                        ----------------------------------
            PRODUCTION CAPACITY                             RATE COMPARED TO
            (PRODUCT UNITS P.A.)          QUANTITY         PRODUCTION CAPACITY
                ------------            ------------          ------------

2007            25 million              21 million                 84%
2008            18.5 million            14.8 million               80%
2009            18.5 million            12.5 million               68%

     Correct as of the date of this report, there is no significant change in the Company's production capacity compared to the production capacity in
     2009, as described in the above table.

     The Company's production capacity through plants which are third parties providing the Company with finished products, is considerable, and this due to the existence of many alternative manufacturers spread throughout countries in the Far East. The replacement of a sub-manufacturer involves costs and time required to locate and train the new manufacturer.

     In the event of an increase in production requirements, the process of engaging and training existing and additional sub-contractors requires preparation, including the approval of the final customer of the new plant, and the new plant meeting quality standards that the Company defines regarding the quality of the product, timetables and work conditions. In the Company's opinion, such preparation does take so much time that it would restrict the possibility to increase production capacity.

3.18 RAW MATERIALS AND SUPPLIERS - "CUT & SEW" FIELD OF OPERATIONS

3.18.1 OUTSOURCING - "CUT & SEW"

     The Company engages with sub-contractors in order to produce its products in this field of operations, whether this relates to sub-contractors that provide the final product or whether this relates to sub-contractors carrying out various stages in the production process. Excluding sewing in the Company's plant in Jordan, and cutting in the Company's plant in
     Israel, all the Company's activities in this field of operations are carried out by sub-contractors. The Company has contacts with sub-contractors in Israel, Jordan and the Far East. Often the sub-contractors provide the finished product and often provide a production service only, where the Company provides it with part of the product for work and the raw materials required. The Company has a knitting contractor in Israel that uses machines provided by the Company in its plant, and sewing machines it owns. The Company has dyeing and printing sub-contractors that use machines that they own and a number of sub-contractors in Jordan where part of the sewing machines that they use are provided by the Company, while other sewing machines are owned by them.

     In 2009 about 66.4% in the level of production by the "Cut & Sew" method included the purchase of finished products which were manufactured by sub-contractors in countries in the Far East, including India, China,
     Cambodia and Vietnam; and 74.8% of revenues in this field stemmed from sales of products which were manufactured by sub-contractors. Regarding the products manufactured by the Company, 95% of the level of the sewing work of the products of the segment was carried out in Jordan through a subsidiary and through sub-contractors.

3.18.2 For additional details regarding raw materials and supplies, see Clause
     4.9 below (raw materials and suppliers at the Company's level).

              CHAPTER 4 - ADDITIONAL DETAILS AT THE CORPORATE LEVEL

     The following is additional information at the Corporate level relating to the Company's two fields of operations: "Seamless" field of operation and
     "Cut & Sew" field of operations.

4.1  RESTRICTIONS, LEGISLATION, STANDARDS AND SPECIAL CONSTRAINTS APPLYING TO
     THE FIELD OF OPERATIONS

4.1.1 THE LAWS IN COUNTRIES IN WHICH THE COMPANY OPERATES

     The Company is subject to the relevant laws in countries in which it operates, including a general raw relating to imports, customs duties, consumer protection, marking products (to the extent relevant), licensing and labor laws in countries in which it employs workers.

4.1.2 FREE TRADE AGREEMENTS

     See Clause 2.4.8 above.

4.1.3 CANCELLATION OF IMPORT QUOTAS ON TEXTILE PRODUCTS

     See Clause 2.4.8 above.

4.1.4 REGULATORY DEVELOPMENTS

     As the Company operates in the international market, it is exposed to changes in foreign laws, including everything relating to restrictions on export, protection tariffs, trading barriers and changes in tax laws. For details regarding free trade agreements and the customs regime and the quotas in the countries which are the Company's main target markets, see
     Clause 2.4.8 above.

4.2  TECHNOLOGICAL CHANGES WHICH SIGNIFICANTLY AFFECT OPERATIONS

     The Company follows on a current basis the relevant technological developments in its fields of operations, and adopts these technologies as far as possible in its production processes. For technological developments regarding everything connected with knitting yarns from which the fabric is manufactured has an indirect effect on the field of operations, as they enable the production of finished products which characterize innovations, such as products enabling more comfortable movement in the clothes, improved aeration etc. Such technological developments of knitting yarns, which enable the production of advanced textile products, give the products a definite competitive edge and reduce the possibility of pressure from customers to reduce prices.

     The Company also develops production technologies which simplify the production process, achieve excellent results in the finishing level of the product, or reduce production cost without harming the quality of the product.

4.3  CHANGES IN SUPPLIERS AND RAW MATERIALS IN THE FIELDS OF OPERATIONS

     In recent years there were no significant changes in suppliers from which the Company purchases raw materials that it uses in the production of its products.

     The Company maintains on a current basis a process for locating new suppliers, evaluating existing suppliers and quality testing.

4.4  MARKETING AND DISTRIBUTION

     The Company markets its products directly to its customers. It approaches potential customers and offers them its advanced development and production services or products which, in its opinion, are suitable for the potential customer's range of products. In addition, the Company has regular and close contacts with its customers while allocating professional and experienced marketing personnel for customers, as far as possible, and making available marketing personnel to handle subjects which interest them. The Company acts to increase its sales to existing customers by current cooperation with the customer, presenting collections, design concepts, and market analysis to the customers, while emphasizing the
     Company's competitive advantages and maintaining close relations with the relevant personnel at the customers. The Company's marketing personal operate in the U.S., Europe and Israel.

     Generally, the Company manufactures products by order and supplies the order to the customer's central warehouse without distributing them to the customer's various shops. Generally, the transport is marine transport under FOB(6) or FCA(7) terms. In those cases where the supply times are extended and the Company gets into a delay or there is a fear of a delay in the supply of the goods to the customer, the Company uses airfreight.

     Regarding the "Seamless" field of operations, the Company is of the opinion that some of its products in the "Seamless" field give the consumer an added value, which produce a potential for higher rates of profit, both to the Company and the customer, and gives the Company a marketing edge over its competitors. Using the Company's technology, it has the ability to supply leading products with unique characteristics, which cannot be easily produced by any of the Company's competitors in the "Seamless" field of operations. As a result, the Company thinks that in this field it has the ability to achieve a proportionally higher level of profitability, to the extent that it meets the operating targets and level of performance required. For additional details regarding the operating difficulties that the Company confronts and its efficiency program, see Clause 1.3.8 above.

     Moreover, the Company decided to expand its marketing operations in Europe.
     For this purpose, the Company is acting to locate new customers and some of them gave the Company orders during 2009. The Company intends to diversify and expand its European customer base in 2010 as well.

     The Company's intention to diversify and expand its European customer base also in 2010 is information relating to the future, as defined in the
     Securities Law. Information relating to the future is information which is uncertain regarding the future, based on existing information in the
     Company on the date of the report and includes evaluations of the Company or its intentions, correct as of the date of the report, which is not dependent only on the Company. It is possible that this information, fully or partly, will not be realized or be realized only partially, inter alia, for the following reasons: changes in the Company's situation, changes in financial world markets, changes in consumer preferences, changes in fashion, sources of financing at the disposal of the Company, competition, etc.

                                                                      ----------

(6)  FOB - (Free on Board) - terms of sale whereby the goods are delivered to the customer by bringing the goods to the side of the vessel in the
     Seller's port.

(7)  FCA - (Free Carrier) - Terms of sales whereby the goods are delivered to the buyer by delivering them to an international forwarder in the Seller's country.

     In addition, the Company decided to start marketing operations to customers in the local market and opening Company shops in Israel - and this as part of the Company's strategy to increase its ability to make use of the surplus finished products and raw materials, as well as to expand the market to its products. Until now a number of shops have been opened where the various products are sold under the Company's brand "Tfr", as follows:
     the first shop was opened in Israel in January 2009 at the Company's site in the industrial area of Misgav; and additional shops were opened in recent months in Kfar Saba, Rishon Le'Zion and Holon. Apart from the shop at the Company's site, the other shops are operated through franchisees.

4.5  FIXED ASSETS AND FACILITIES

     The Group has production facilities in Israel and in Jordan. Correct as of the date of the report, the Company owns real estate assets in North
     Carolina, U.S. The Company's management thinks that these facilities are in a good operative condition and are properly maintained and the area is suitable for the Company's present level of operations. In addition, the
     Company is of the opinion that the operations and facilities meet present government standards from the aspect of safety, health, and the environment. As a rule, the Company complies with these provisions without having a significant effect on the Company's expenses, its profitability or competitive ability.

     The following is a table which summarizes the significant real estate assets leased by the Company or owned by it, correct as of the date of this periodic report:

-----------------     --------------------     ------     ------------------------------------     -------------     ------------
                                               ARE IN                                                 LEASED /          END OF
    COUNTRY                   CITY              SQ. M.    PRIMARY USE                                  OWNED         LEASE PERIOD
-----------------     --------------------     ------     ------------------------------------     -------------     ------------
Israel                Petah Tikva                 178     Management offices                       Leased            2011
-----------------     --------------------     ------     ------------------------------------     -------------     ------------
Israel                Misgav(1)                 7,710     Company's Head Office                    Leased            2010
-----------------     --------------------     ------     ------------------------------------     -------------     ------------
Israel                Misgav(1)                13,300     Hi-Tex central plant                     leased            2019
-----------------     --------------------     ------     ------------------------------------     -------------     ------------
Israel                Misgav                   16,535     Hi-Tex central plant                     Leased            2019
-----------------     --------------------     ------     ------------------------------------     -------------     ------------
Israel                Holon                     1,040     Design, sewing, purchasing,              Leased            2010
                                                          development and Macro Head Office
-----------------     --------------------     ------     ------------------------------------     -------------     ------------
Jordan                Irbid                    21,283     Ironing, sewing and packaging,           Leased            2009 (2)
                                                          logistics center
-----------------     --------------------     ------     ------------------------------------     -------------     ------------
USA                   Valdese, NC              15,205     Logistics center and Head Office,        Owned
                                                          Tefron USA
-----------------     --------------------     ------     ------------------------------------     -------------     ------------
USA                   Valdese, NC               4,893     Leased office building                   Owned
-----------------     --------------------     ------     ------------------------------------     -------------     ------------
USA                   New York City               139     Sales office                             Leased            2011
-----------------     --------------------     ------     ------------------------------------     -------------     ------------
USA                   Portland, Or                228     Sales office                             Leased            2011
-----------------     --------------------     ------     ------------------------------------     -------------     ------------
China                 Dong Guang                  558     Purchasing and development               Leased            2012
-----------------     --------------------     ------     ------------------------------------     -------------     ------------
China                 Dong Guang                  425     Sample sewing workshop                   Leased            2012
-----------------     --------------------     ------     ------------------------------------     -------------     ------------

     (1) In January 2010, a dispute arose between the Company and RIET 1 Ltd.
     (hereinafter: "RIET 1") the owner of the rights in three industrial buildings in the industrial area of Tardion, Misgav (hereinafter: "THE
     BUILDINGS"), where the Company's plants and head office are located, regarding the Company's debt to RIET 1 for rent for the buildings.

     On March 21, 2010, after negotiations, the Company and Hi-Tex - founded by
     Tefron Ltd. - (hereinafter jointly in this Clause: "THE COMPANY"), signed an agreement according to which the Company will pay the full debt to RIET
     1, will vacate the Head Office building and will continue to lease Hi-Tex
     Building 1 and 2 (hereinafter: "THE AGREEMENT"). According to the provisions of the agreement, the Company settled its debt to RIET 1 for rent of NIS 3.4 million + VAT as prescribed by law. In addition the lease period of the building where the Head Office is located ended on March 31,
     2010. In addition, the Company and RIET 1 will sign, within 60 days of the date of signing the agreement, new lease agreements regarding the two other building in which the Company's plants are located, for a period as of
     January 1, 2010 until December 31, 2019, without the possibility of reducing the lease period and in consideration for monthly rent of NIS 522 thousand plus VAT, linked to the consumer price index. The Company and RIET
     1 set a mechanism according to which the rent will be updated by NIS 0.5 per sq. m. for every increase of $500,000 thousand in the EBITDA over and above the surplus cash flows of $8,000,000 as mentioned in the Company's agreement with the banks published in the Immediate Report of March 3, 2010
     (Document No. 2010-01-401-277). Updating the rent is restricted up to an addition of NIS 4 per sq. m., linked to the consumer price index. To secure all the Company's obligations under the agreement, the Company submitted to
     RIET 1 an autonomous bank guarantee of 0.5 million dollars (hereinafter:
     "THE GUARANTEE"). The Company undertook to increase the amount of the guarantee by 0.45 million dollars + VAT as prescribed by law, in such a way that an increase in the guarantee by 0.15 million dollars + VAT as prescribed by law in each of the years 2011, 2012, 2013. The total financial savings expected by the Company as a result of signing the agreement mentioned above, includes rent, taxes and building maintenance costs, is over $1 million a year.

     (2) The lease agreement is renewed every year. Correct as of the date of this report, the Company does not have any indications that it will not be possible to extend the lease agreement.

     The Company's significant real estate properties are those that it uses in
     Israel, Jordan and the U.S. These properties are under current maintenance and in good operating condition. The Company leases additional real estate properties throughout the world, which are not significant to the Company, and there is no fear that it will not continue to lease these properties or alternatively find alternative real estate properties.

     EQUIPMENT

     The Company operates 765 ("Seamless") knitting machines ("Santoni"); of which 36 Santoni machines are leased to a third party that operates them in
     North Carolina, USA.

     The Company operates about 2,800 sewing machines in its plants in Jordan and in Israel.

     The Company has 66 dyeing machines which its uses for its two operating segments. Correct as of the date of this report, 16 machines are in its dyeing plant in Netanya are not in operation, due to closing the dyeing plant. The Company recently transferred 66 machines to a dyeing supplier in
     Israel and is considering the transferring of the other machines to a strategic plant in Israel or in Egypt. The Company examines the fair value of the dyeing equipment, in the framework of its evaluation of the total value of the cash unit to which the dyeing equipment belongs and found it to be suitable.

4.6  RESEARCH AND DEVELOPMENT

     The Company has a number of creative teams, which includes fashion, textile and graphic designers, technologists in the field of yarns, knitting, dyeing and finishing and in the field of the products. These teams are kept up to date regularly regarding marketing trends in the world and the relevant technological innovations. The Company's design and development teams are located in Israel and the US. The teams operate according to a structured method of innovative thinking which is intended to develop groundbreaking products, which distinguish the Company and maintain its competitive edge.

     The development process combines all the fields of know-how in the Company, including design, production, marketing, development and technology, search, research, methods of development and design, presenting developments to customers and drawing conclusions.

     The costs of the development and the design in 2009 aggregated, $8,242 thousand and in 20008, $8,058 thousand. In 2009 a grant was received from the Chief Scientist in Israel of 167 thousand dollars for the Company's development plan. This amount is included in the financial statements in
     2009 as a reduction in development expenses in the Company's statement of income.

4.7  INTELLECTUAL PROPERTY / INTANGIBLE ASSETS

4.7.1 GENERAL

     The Company has know-how in everything connected with the development of products in the fields of its operations and includes, inter alia, information, know-how, data, knowledge, intellectual property, drawings, technical specifications, software, list of potential customers and programs. The Company protects it intellectual property mainly by engagements in agreements to maintain confidentiality with its employees, suppliers, contractors and customers who are exposed to the confidential information. In addition the Company has a number of patents regarding methods of production, mechanization and products. The Company has contacts which it has created over the years with many and varied customers and the
     Company's operations, ability and name are recognized among retail customers and leading brand marketers in the world.

4.7.2 PATENTS

     The Company has a number of patents, applications for patents, secret inventions and developments which are not formally protected which include inventions and developments in the field of production, mechanization and products. These inventions and developments gave /give the Company often an advantage in the field of production and in other cases strengthen the
     Company's status as an innovator which acts to promote technology. The
     Company thinks that the patents that it has today are not a significant level in its operations.

4.7.3 TRADEMARKS

     The Company has some commercial trademarks that it offers from time to time to large marketing chains in the US which market the products which bear them, whose contribution to the Company's sales is not significant. In addition the Company has two trademarks "Engineered for Performance TM or
     EFPTM which are recognized as part of the leading markets in the world of sports products and a mark which represents outstanding products of the
     Company in the field of sport which meet the performance needs of the user.
     These trademarks are used by the Company in its marketing strategy of products which support performance in the sports field.

4.8  HUMAN CAPITAL

4.8.1 A DIAGRAMMATIC DESCRIPTION OF THE ORGANIZATIONAL STRUCTURE.

     The following is a diagram which describer the Company's organizational structure correct as at December 31, 2009.
CEO
VP
Macro
Human
resources
manager
Quality
manager
CFO
VP
R&D and
Techology
VP Business
Development
VP
Marketing
VP
Off Shore
VP
Operations
4.8.2 THE DISTRIBUTION OF EMPLOYEES ENGAGED IN THE COMPANY ACCORDING TO FIELD OF
     EMPLOYMENT

                                   DECEMBER 31,        DECEMBER 31,       DECEMBER 31,
      DIVISION                         2009               2008               2007
-----------------------            ------------       ------------       ------------

Production                                1,354              1,748              1,557
Development & logistics                     268                354                385
Management                                   50                 55                 55
Marketing and sales                         113                 86                 91
TOTAL                                     1,786              2,243              2,088

4.8.3 DISTRIBUTION OF EMPLOYEES ACCORDING TO COUNTRIES IN WHICH THEY ARE
     EMPLOYED

                                   DECEMBER 31,        DECEMBER 31,       DECEMBER 31,
      COUNTRY                          2009               2008               2007
-----------------------            ------------       ------------       ------------

Israel                                    1,038              1,149              1,227
Jordan                                      657              1,018                828
USA                                          47                 22                 26
Europe                                        2                  2                  2
Far East (China, India, Hong
Kong)                                        41                 52                  5
Total employees                           1,785              2,243              2,088

4.8.4 SIGNIFICANT CHANGES WHICH INCURRED IN THE NUMBER OF EMPLOYEES

     The number of the Company's employees correct as of March 15, 2010 declined by 4.0% compared to the position on December 31, 2009. The number of employees on December 31, 2009 declined by 20.4% compared to the number of employees correct as of December 31, 2008. The reduction in 2009 was carried out in the Company's departments according to an efficiency plan that the Company implemented as detailed in Clause 1.3.8 above.

     On January 21, 2010 the Company reported the appointment of Mr. Amir
     Meridor as its CEO (hereinafter: "THE CEO"), instead of Mr. Adi Livneh who resigned from his position as Company CEO in November 2009.

     For details regarding the terms of employment of the Company's CEO see
     Clause 7 of Part D to this periodic report.

4.8.5 COMPENSATION PLAN FOR EMPLOYEES

4.8.5.1 In September 1999, the Company adopted an options plan for the Company's employees, officers and consultants (hereinafter jointly: "THE OFFEREES")
     with a view to offer them an incentive in the form of participation in the
     Company's share capital (hereinafter: "THE OPTIONS PLAN"). In January 2003 the Company's option plan was amended in such a way that the options according to which will be allotted in the framework of capital gains with a trustee (hereinafter: "THE TRUSTEE") pursuant to Section 102 of the
     Income Tax Ordinance and the rules issued under it.

4.8.5.2 Correct as of March 15, 2010, 320,229 option warrants were allotted
     (including option warrants to employees that the Company undertook to allot and has not yet allotted) which can be converted to 320,299 ordinary shares of the Company which comprise 8.7% of the Company's issued and paid up share capital fully diluted(8). Correct as of March 15, 2010, the Company does not hold any balance of additional options which can be allotted in the future according to the options plan.

4.8.5.3 The options plan was in force originally for 10 years and extended in
     March 2008 for an additional 10 years, i.e. March 1, 2018.

4.8.5.4 Correct as at March 15, 2009, options were allotted to 21 offerees among the Group's employees, including the Company's CEO Mr. Amir Meridor, the
     Company's former CEO Mr. Adi Livneh, Mr. Yosef Shiran and the Chairman of
     the Board, Mr. Ya'akov Gelbart. The options were not listed for trading, but the shares resulting due to exercising the options will be listed for trading on the stock exchange.

4.8.5.5 THE FOLLOWING IS A CONDENSED DESCRIPTION OF THE MAIN PROVISIONS OF THE
     OPTIONS PLAN

     VESTING PERIOD - The options were granted to the offerees without consideration and they vest on various dates as the Board of Directors determines. Unless the Board of Directors decides otherwise, the options vest in three equal tranches for a period of three years from the time of their granting or from the date of the offerree starting employment, as decided by the Board of Directors. The offerees are entitled to every option tranche at the time that the vesting period has arrived, if he works in the Company at that time.

                                                                      ----------

(8)  On the assumption that all the option warrants to employees (including the option warrant to employees that the Company undertook to allot and has not yet allotted) which can be exercised to 320,229 ordinary shares of the
     Company, have been exercised.

     EXERCISE PERIOD - The options can be exercised, on the decision of the offeree, fully or partly, up to the end of 90 days from the end of the employees work in the Company or within 10 years from the date of their being granted, whichever earlier. An option not exercised up to the end of the exercise period will be cancelled and will not give its holder any right whatsoever vis-a-vis the Company.

     TAX TRACK - The options (including the shares exercised which will be allotted for them and securities that will be issued due to adjustments for the bonus shares or the issue of rights) will be blocked by the Trustee, who will hold them in trust for the offerees in the framework of Section
     102 of the Income Tax Ordinance.

     RIGHTS - On the allotment of the exercised shares, they will be equal in rights to the shares of that type existing in the Company's capital for all intents and purposes.

     ADJUSTMENTS - According to the Company's option plan, on the occurrence of any of the events detailed below the right of the offeree to exercise the options he holds into shares of the Company (hereinafter: "THE EXERCISE
     SHARES") will be adjusted according to the relevant mechanism as detailed in the options plan: (a) Split, change in structure, merger (hereinafter jointly: "CHANGE IN STRUCTURE"); (b) Liquidation or receivership; (c)
     Changes in the Company's capital; (d) Issue of rights.

     MANAGER OF THE OPTION PLAN - The Company's Board of Directors is
     responsible for the options plan and is authorized, inter alia and subject to the law, to approve for the offerees, to determine the terms of granting the options, including the number of options, the period and dates of exercising them and additional conditions, accelerating right of exercising the options, managing the options plan and interpreting every additional act that the Board of Directors deems appropriate in the framework of managing the program.

4.8.5.6 Regarding the accounting treatment of the option plan see Note 19 to the financial statements, section G of this report.

4.8.6 BENEFITS AND THE NATURE OF EMPLOYMENT AGREEMENTS

4.8.6.1 Correct as at December 31, 2009 the Company employs 1,785 employees, of which 1,038 are employed in Israel, and the engagement with them is according to a general collective agreement in the textile and clothing branch signed between the General Association of Workers in Israel and the
     Manufacturers Association and the general extension orders applying to these agreements, and 9 employees, where the engagement with them is with personal employment agreements.

4.8.6.2 The Company usually has personal agreements with senior officers and management employees. The personal employment agreements in which the
     Company engages with employees in Israel, arrange, inter alia, the following matters: Monthly salary, social benefits such as annual leave, prior notice, provisions for pension fund and/or management insurance, provisions for further study funds, vacation expenses, allowance, sick fees and the other benefits to which the senior employees are entitled. In addition the employee is entitled generally to an annual bonus to be determined according to an evaluation of the performance of the employee and subject to the Company's profitability. In addition, the Company provided the senior employees with a vehicle and a cellular telephone and bears all the expenses connected with them. The Company's senior employees undertake to maintain absolute confidentiality regarding everything connected with the Company's business, not to make use of confidential information even after the period of their work. Excluding the Company's
     CEO as detailed in Clause 4.8.4 above, every party is entitled to terminate the engagement by granting prior notice between 30 and 120 days as determined between them in the agreement. In special cases, where the
     Company is interested to encourage the employee to remain in his position, the employee is entitled to grants according to detailed landmarks in the agreement with him. In most of the employment agreements it is agreed between the employees and the Company that Section 14 of the Severance Pay
     Law will apply.

     For details about the compensation to the CEO and some of the senior executives in the Company, see clauses 6 and 7 of the Additional Details
     Chapter of the Corporation, Section D of this report.

4.8.6.3 REDUCTION IN SALARIES

     A reduction in salary of the Company's employees - in view of the economic crisis and the Company's financial results, the Company decided to reduce the salaries of employees as from December 3, 2008, excluding employees earning less than NIS 5,000 gross a month. The rate of reduction of salaries ranges between 5% - 15% according to the level of the employees salary, in such a way that the higher the employees original salary, the higher the rate of reduction of his salary. According to a notice delivered to employees, the reduction in salary will remain in force for another year up to December 31, 2010 or until the Company will return to profitability, whichever earlier. On the Company's decision, employees who decide to resign on any date during the period in which the reduced salary will be paid will be entitled to receive severance pay as if they were dismissed by the Company.

     Reduction in directors fees - in the framework of the Company's Board of
     Directors meeting of December 9, 2008, the Board of Directors approved the notice of all the directors (excluding directors representing the public)
     of the agreement to reduce the compensation paid to them at a rate of 15%
     as from December 1, 2009 until December 31, 2009. In the framework of the
     Company's Board of Directors meeting of December 14, 2009, the Board of
     Directors approved the notice of all the directors (excluding the directors representing the public) that the agreement to reduce 15% from their fees will remain in force until December 31, 2010.

     In the framework of the Company's Board of Directors meeting of December
     14, 2009, Mr. Ya'akov Elinav, who is an external director in the Company, gave his agreement to reduce the compensation paid to him by a rate of 15%
     as from January 1, 2010 until December 31, 2010. It is hereby made clear that the external director's fees Mr. Eli Admoni were not reduced.

     For details regarding the compensation paid to Norfet see Clause 6 in the
     Chapter on Additional Details of the Corporation, part D to this report.

4.8.7 STRUCTURAL CHANGES

     In the fourth quarter of 2008, the Company decided to carry out changes in the Company's organizational structure, including consolidating parallel functions in the field of the "cut and sew" operations and the field of the
     "seamless" operations of the underwear and sports clothing (such as purchasing), to change the composition of the senior management and to subject the field of quality assurance directly to the Company's CEO.

4.8.8 UNDERTAKING DUE TO TERMINATING EMPLOYMENT RELATIONS

     The Group's undertakings due to terminating employment relations for the
     Group's employees in Israel is covered mainly through the provisions of management insurance policies, comprehensive pension funds and provident funds of the Company or another provident fund.

     In Jordan, in which the Company also has operations connected with the employment of a significant number of employees, the employees do not have any pension rights and when they leave they are entitled to prior notice.

4.9  RAW MATERIALS AND SUPPLIES

4.9.1 THE MAIN RAW MATERIALS

     Purchases in the fields of operations include the purchase of finished goods and raw and auxiliary materials, required for the Company's own production operations, and from sub-contractors and suppliers.

4.9.1.1 RAW MATERIALS

     The raw materials that the Group uses in the production of a range of clothing items that it manufacturers itself are mainly cotton yarns, mixed yarns, synthetic yarns (such as cotton - spandex, cotton - lycra, cotton -
     viscose), and additional materials such as elastic strips, various polymer yarns, various rubber materials, lace work, other textile components, some of which are developed by the Company or by suppliers for it, and which are sold in a wide range of prices.

     The costs of the raw materials are effected by various factors, inter alia:
     (a) Raw materials that the Company purchases are produced mainly from cotton and from plastic materials and therefore are affected by fluctuations in the price of cotton and the price of oil; (b) The prices of raw materials that the Company purchases are effected by the cost of inputs needed for their production, including the cost of manpower in the countries of production and the cost of sources of energy; (c) The supply and demand conditions change as well as other market factors on which the
     Company has no influence, which also cause fluctuations in the price of raw materials. During 2009 there were no significant changes in the prices of raw materials.

     The prices at which the Company purchases it raw materials are determined in the framework of negotiations that the Company has with suppliers, but its ability to influence the market prices of these raw materials is limited. The Group purchases the raw materials from a number of international and local suppliers and in the past has not confronted any difficulties in obtaining suitable raw materials for production requirements. The Company is not aware of the existence of any supplier who dictates market conditions.

     Excluding a limited number of yarns which comprise about 80% of the products that the Company manufacturers itself, the Company purchases raw materials that it needs for the production of its goods only after receiving purchase orders from customers. Generally, the Company does not hold inventory of raw materials for a period exceeding 2 months. For additional details see also Clause 2.4.6 above.

     The rate of cost of raw materials to sales correct as at December 31, 2009 was 56.9%.

4.9.1.2 RAW MATERIALS WHICH ARE FINISHED GOODS

     The cost of purchasing finished clothing products from sub-contractors are affected by the various demands of the customer such as: The raw materials from which the final product is made, the qualities of the final product and supply dates. There are alternative suppliers of finished clothing products, both in the Far East and in Jordan and in other countries. The
     Company is not aware of suppliers / sub-contractors who dictate market conditions.

     The Company examines on a permanent basis the economic feasibility of production in other countries, including through sub-contractors. In the
     2009 season, the Company manufactured some of its swimwear in Morocco and a small part of its products also in Egypt, and this as part of the Company's attempts to find preferable production sites, including everything connected with production costs. In this regard it should be mentioned that at the time of examining production sites, the Company takes into account additional considerations such as: the security situation, the country's stability, free trade and customs agreements, as detailed in clauses 2.4.8 and 2.4.9 above

4.9.2 FORMS OF ENGAGEMENTS WITH SUPPLIERS

     The Company has contacts with hundreds of suppliers, most of whom through current settling of accounts and partly through letters of credit.
     Generally, as prevails in the branch, the Company does not engage with these suppliers in agreements, apart from orders themselves. Some of the suppliers who serve the Company are dictated by its customers.

4.9.3 DEPENDENCE ON SUPPLIERS AND THE PRODUCTS FOR WHICH THERE IS A DEPENDENCE
     ON SUPPLIERS.

     The rate of the Company's purchases from a main supplier in the field of dyeing, on which the Company is dependent, comprises 5.7% of the level of purchases from suppliers and sub-contractors in 2009, and 4.9% on the level of purchases from suppliers and sub-contractors in 2008. For additional details regarding the Company's dependence on the sub-contractor in the dyeing field, see clause 3.9.1 above.

     As a rule, excluding as mentioned in clause 3.9.1 above, the Company does not have any significant dependence on various suppliers or sub-contractors of raw materials and of finished products and this due to the existence of many alternative suppliers and plants in the Far East and in additional locations where the transition to producing through them does not result in significant additions to production costs. But, in the event of replacing a supplier or a sub-contractor, the process of locating a suitable supplier or sub-contractor who meets the standards of the Company or of the final customer takes time and is likely to extend for a number of months until locating the suitable supplier or sub-contractor, and often also with costs connected with training, adjustments and authorization of the sub-contractor and the new plant.

4.10 WORKING CAPITAL

4.10.1 THE POLICY OF MAINTAINING AN INVENTORY OF RAW MATERIALS

     The main raw materials which serve the Company are cotton yarns, a mix of cotton and synthetic yarns and other textile components. Most of the raw materials purchased by the Company are concurrent with their receiving production orders from customers and therefore the Company does not maintain an inventory of raw materials for long periods.

     The Company holds insignificant levels of inventories of raw materials and relating to raw materials which are required in production of a significant part of the Company's products in 2009, the Company recorded a reduction of exceptional inventory (for yarns and inventory of auxiliary materials in the "seamless" field and in the "cut and sew" field, jointly for a total amount of 2.8 million dollars.

4.10.2 THE POLICY OF HOLDING INVENTORY OF FINISHED GOODS

     The Company manufacturers most of its products according to prior orders, and therefore it does not generally hold inventory of finished goods over and above the quantity required for valid orders. The average supply time of the Company's products is 90-120 days from the date of receiving the order. Inventory days on average in 2009 stood at 75 days.

4.10.3 THE POLICY OF RETURNING GOODS

     As a rule, also some of the agreements with customers include the customers right to return goods if they are found to be defective, and in practice, in most cases where defects are discovered, the Company comes to an arrangement with the customer for the supply of alternative products or credits the customer and only in exceptional cases are the goods returned to the Company in order to repair them and resend them to the customer. In
     2009 goods were returned for a value of 188 thousand dollars, comprising
     0.2% of the Company's sales during that period.

4.10.4 CREDIT POLICY

     The following are details of the balance of the credit and average credit days of the Company's customers and suppliers in the years 2008 and 2009
     (in millions of dollars):

                                     DECEMBER 31, 2009                     DECEMBER 31, 2008
                               -------------------------------       -------------------------------
                                 LEVEL OF        AVERAGE DAILY         LEVEL OF         AVERAGE DAILY
  AVERAGE DAILY CREDIT            CREDIT             CREDIT             CREDIT             CREDIT
------------------------       ------------       ------------       ------------       ------------

Customers                              14.6                 60               23.4                 49

Suppliers                              15.0                114               25.2                111

     The decline in the level of customers and suppliers credit in 2009 compared to 2008 is explained by a significant decline in the rate of the Company's operations in these years, and including a decline in revenues and purchasing.

4.11 INVESTMENTS

     ACQUISITION OF OPERATIONS OF A MANUFACTURING AND MARKETING COMPANY OF
     SWIMWEAR IN THE U.S.

     In September 2008 the Company signed an agreement (hereinafter in this
     Clause: "THE AGREEMENT") with an American company which was a manufacturer and marketer of swimwear in the US (hereinafter: "THE SWIMWEAR
     MANUFACTURER").

     According to the agreement the Company purchased all the manufacturing operations of swimwear manufacturer which included mainly the manufacturers customers list in the US and also included an order backlog from customers, which correct as from the date of signing the agreement (September 2008)
     aggregated $5.2 million. The list of customers includes one main customer
     Wal Mart Stores Inc. (hereinafter: "WAL MART"), with which the manufacturer of swimwear has well based business relations which were built up over years. The Company purchased only the manufacturing operations of the swimwear without any of the swimwear manufacturer's liabilities.

     The acquisition of the swimwear manufacturer's operations are in consideration for a payment of commission at a rate of 10% of the actual sales for the first two years of the engagement (as from September 2008)
     which will not exceed a maximum amount of $2 million in total. On November
     23, 2009 the swimwear manufacturing company signed an update to the sales agreement according to which the period for which the Company will pay the swimwear manufacturer commissions will be shortened, in such a way that the
     Company will not be required to pay the swimwear manufacturer a commission for sales in the 2010 season. The transfer of the operations was carried out by the transfer of the swimwear manufacturer's customer's orders of swimwear to the Company for manufacture and supply. Correct as of the date of this report, an engagement between the Company and the customers was done directly without any involvement of the swimwear manufacturer.

     As a result of the acquisition of the swimwear manufacturing operations, the sales of the Company's swimwear increased during 2009 by seven (7)
     million dollars in total, after deducting the commission due to the swimwear manufacturer.

4.12 FINANCING

     The Company's operations are financed with its own shareholders' equity that the Company raised as detailed in Clause 4.12.1.5 below, bank credit as detailed in Clause 4.12.2 below, factoring as detailed in Clause 4.12.3 below and suppliers' credit as detailed in Clause 4.10.4 above. The framework of the Company's bank credit lines changes from time to time in accordance with its financing requirements in coordination with the banks.
     As of December 31, 2009, the Company's credit line stood at $29 dollars of which 28 million was utilized through loans and through utilizing the credit line.

4.12.1 AGREEMENT WITH THE COMPANY'S BANKS RELATING TO THE COMPANY'S CREDIT LINES

     On March 2, 2010, a financial agreement was signed between the Company,
     Hi-Tex founded by Tefron Ltd. and Macro Clothing Ltd. (hereinafter jointly
     "THE COMPANIES") and the banks, including the reorganization of credit that the banks provide the companies. As part of this arrangement, the Company in March 2009, completed the raising of four million dollars (gross)
     through an issue of rights to all the shareholders in the Company and a private placement of shares to Mivtach Shamir Holdings Ltd. and Ta-Top
     Limited Partnership, as detailed in Clause 1.3.1 above.

     The following is a summary of the main provisions of the agreement:

4.12.1.1 LOAN A'

     Subject to signing the documents according to the wording prevailing at every bank, the banks will provide a loan to the companies according to the terms detailed below (hereinafter: "LOAN A'").

     (a)  The principal of Loan A' will be a total amount of $15,000,000
          (fifteen million) which will be provided by the banks divided as follows: (a) Bank Leumi Le'Israel B.M. - 51.3% (fifty one point three percent); (b) Bank Hapoalim B.M. - 23.8% (twenty three point 8 percent); (c) Israel Discount bank Ltd. - 24.9% (twenty four point nine percent) (the distribution between the banks will hereinafter be called: "THE DETERMINING RATIO").

          The principal of Loan A' will bear annual interest at a rate to be agreed between the companies and each of the banks. The Company estimates that the rate of interest on Loan A', as determined between the companies and each of the banks, is likely to range between Libor
          + 2.5% to Libor + 3%. The interest on Loan A' will be paid by the companies in 40 (forty) quarterly consecutive installments as from the end of 3 (three) months from the date of providing Loan A' on the unpaid balance of the principal of Loan A', as will exist from the date of payment.

     (b)  Loan A' is for a period of 120 months, when the principal of Loan A'
          will be paid in four installments up to the date of final and full repayment of the loan, with the following dates and amounts:

          (1)  Three payments of the principal equal to a total of $1,250,000
               (one million and two hundred and fifty thousand) each, of the principal of Loan A' will be repaid at the end of each of the seventh and ninth years after the date of providing the loan, pro rata between the banks.

          (2)  The balance, for a total amount of $11,250,000 (eleven million two hundred and fifty thousand), of the principal of Loan A' will be repaid at the end of the tenth years after the date of
               providing Loan A', pro rata between the banks (hereinafter: "THE
               LAST PAYMENT OF PRINCIPAL OF LOAN A'").

     (c)  EARLY REPAYMENT OF LOAN A'

          The companies will repay the unpaid balance of Loan A', fully or partly, divided between the banks and according to the determining ratio in cases, on conditions of the dates detailed below:

          (1)  RAISING FUTURE CAPITAL: In every case in which any of the companies will carry out the raising of capital, then a total comprising 50% (fifty percent) of the net profits from raising the capital will serve to repay early according to the
               determining ratio, on account of the last payment of principal of
               Loan A'.

               In this matter:

               "RAISING CAPITAL" - an infusion of capital to any of the
               companies, of any type whatsoever and from any source whatsoever, including by way of issuing shares to the public and/or a private placement of shares and/or receiving shareholders' loans and/or allotment of rights and/or securities of any type whatsoever, from any of the companies, excluding raising capital mentioned in
               Clause 12.1.5 below / securities of any type whatsoever, from any of the companies, excluding raising of capital mentioned in
               Clause 12.1.5 below and/or the allotment of shares in any of the companies to the other companies or to any of them.

               "NET CONSIDERATION FROM RAISING CAPITAL" - the total
               consideration in cash received in the framework of all raising of capital, less expenses that the Company actually paid to third parties for the purpose of raising capital, including fees of lawyers, auditors and other consultants to the Company, payment to the stock exchange and securities authority, commissions of underwriters and distributors, for a total accumulated rate not exceeding 6% of the total proceeds from raising capital.

          (2)  SALE OF ASSETS: In every case where any of the companies will make a sale of an asset, not in the normal course of business of that company, then the full consideration of the sale of the asset will serve in order to early repay, according to the determining ratio, on account of the last payment of the
               principal of Loan A'. The provisions of this sub-clause (2) above will not apply in the event of a sale and transfer of assets between the companies.

               To avoid doubt, it is hereby clarified that the companies will not carry out a sale of assets of any type whatsoever, including between themselves, not in the normal course of business, without receiving the prior written consent of the banks.

               In this matter: "THE NET PROCEEDS FROM THE SALE OF THE ASSET" -
               the total consideration received in the framework of the sale of any asset, less taxes from the sale of the asset applying by law to any of the companies, whichever relevant.

          (3)  CASH FLOWS SURPLUS: In any case where the total cash flow surplus according to the financial statements will exceed the determining amount, then an amount comprising 50% (fifty percent) of the total difference between the surplus cash flows and the
               determining total, will be used for the early repayment,
               according to the determining ratio on account of the last payment of the principal of Loan A', as will exists from time to time.

               "CASH FLOWS SURPLUS" - The total EBITDA of the companies,
               according to the financial statements in any calendar year, less:
               (a) total interest costs of the companies for that calendar year;
               and (b) total investments that the companies made in the
               framework of their operations and current maintenance for that calendar year (hereinafter: "CURRENT INVESTMENTS"). The companies will not make any current investments, including in the normal course of business, from annual accumulated amounts, for all the companies, that exceed $2,000,000 (two million) US dollars.

               "EBITDA" - operating income, as valued in the Company's financial statements, plus depreciation and amortization, and plus non cash flow expenses stemming from granting options to banks, as
               detailed in Clause 4.12.1.8 (e) below. Regarding the financial statements prepared in accordance with IFRS Standards, the definition of EBITDA will change and its calculation will not include items according to those detailed below: (a) profits /
               losses from revaluing real estate for investment; (b) profits /
               losses resulting from changes in actuarial assumption used for the purpose of estimating benefits for employees; (c) capital gains / losses; (d) expenses / revenues for revaluing options where the exercise addition for them is linked / conversion component of convertible bonds where their exercise price is linked.

               "FINANCIAL STATEMENTS": The annual financial statements of the
               Company according to the consolidated basis, published by the
               Company, according to generally accepted accounting principles, which include, inter alia, a balance sheet, a statement of income, statement of cash flows, changes in shareholders' equity, and every additional report or note required according to the generally accepted accounting principles and/or according to any of the competent authorities.

               "THE DETERMINING AMOUNT": A total of $8,000,000 (eight million US dollars).

4.12.1.2 LOAN B'

     Subject to signing documents worded as prevailing in any bank, the banks will provide the companies with an additional loan, according to the conditions detailed below (hereinafter: "LOAN B'").

     (a)  The principal of Loan B' will be a total amount of $5,000,000 (five million US dollars) and will be divided between the banks according to the determining ratio between the companies according to the agreements that the companies will reach with each of the banks.

     (b)  The principal of Loan B' will be annual interest rates to be agreed between the companies and between each of the banks. The Company estimates that the rate of interest on Loan B', as determined between the companies and between each of the banks, is likely to range between Libor +2% and Libor +2.5%. The interest on Loan B' will be paid by the companies in 24 (twenty four) quarterly consecutive installments, as from the end of three months from the date of providing Loan B'.

     (c)  Loan B' will be given for a period of 72 months, where the principal of the loans will be paid in 4 (four) equal installment of principal of $1,250,000 (one million two hundred and fifty thousand US dollars)
          each, at the end of each of the third, forth, fifth and sixth year after the date of providing Loan B', pro rata between the banks.

4.12.1.3 Loan A' and Loan B' will serve only to repay part of the companies'
     debts to each of the banks, and this after being divided between the banks according to the determining ratio.

4.12.1.4 PROVIDING NEW CREDIT LINES (IN ADDITION TO LOANS A' AND B')

     Subject to signing the documents according to the wording acceptable at every bank, instead of the existing credit lines of the Company (which will be cancelled), the banks will provide the companies with new credit lines
     (in addition to Loans A' and B') for the companies' working capital, in a total amount of 8,950,000 (eight million nine hundred and fifty thousand)
     US dollars, divided between the banks, according to the determining ratio
     (hereinafter: "THE NEW CREDIT LINES"), under the following conditions:

     (a)  The new credit lines will be provided by the banks to the companies for a period which will not exceed one year (from the date of signing the agreement).

     (b)  All the credit repayment in the framework of the new credit lines and including the rates and types of interest on credit which will be utilized in the framework of the credit and the date and method of payment of interest for the credit utilized in the framework of the new credit, will be determined between the companies and any of the banks separately. The Company estimates that the rate of interest on the credit lines, as determined between the companies and each of the banks, is likely to range between prime + 1.5% and prime 2.5%
          regarding shekel credit, and a range between Libor +1.5% and Libor +2%
          regarding dollar credit.

4.12.1.5 INFUSION OF CAPITAL

     (a)  The Company undertook to carry out an issue of right and/or private placement of shares, in the framework of which an amount of not less than $4,000,000 (four million) US dollars will be invested in the
          Company's share capital (in addition to the existing shareholders'
          equity) (less the expenses that the Company actually paid to third parties so as to carry out the issue of rights and/or the private placement of shares for an accumulated rate which will not exceed 6%
          of the consideration from total raising (hereinafter: "THE PERMITTED
          RAISING EXPENSES"), and this up to March 31, 2010 (hereinafter:
          "INFUSION OF CAPITAL").

          Accordingly, the Company carried out an issue of rights to all its shareholders in the Company and a private placement of shares to
          Mivtach Shamir Holdings Ltd. and Ta-Top Limited Partnership, as
          detailed in Clause 1.3.1 above. In the framework of the issue of rights and the private placement, the Company raised in total 4 (four)
          million dollars, gross.

4.12.1.6 PROVIDING ADDITIONAL CREDIT LINES

     (a)  Subject to an infusion of capital, fully and in due time, as mentioned in Clause 4.12.1.5 above, the banks will provide the companies, at their request, according to the determining ratio, additional short-term credit lines for a total amount of $1,800,000 (one million eight hundred thousand) US dollars (hereinafter: "THE ADDITIONAL
          CREDIT LINES"), according to the following conditions:

          (1)  The additional credit lines will be provided to the companies for a period not exceeding one year from the date of providing them.

          (2)  All the repayment credit conditions in the framework of the additional credit lines, including rates and types of interest on credit utilized in the framework of the additional credit lines and the dates and method of payment of interest for the credit utilized in the framework of the additional credit, will be determined between the companies and between the banks
               separately.

          (b)  In addition, and without derogating from the aforesaid in Clauses
               (a) and (b) above, it was agreed, at the request of the
               companies, that the banks will provide the companies, part of the additional credit lines, an amount of up to $1,200,000 (one million two hundred thousand US dollars) (hereinafter: "THE NEW
               PARTIAL CREDIT LINES"), also prior to carrying out the infusion of capital, and this subject to Fimi 2001 Ltd., Mivtach Shamir
               Holdings Ltd. (hereinafter jointly: "THE GUARANTORS") which are indirectly interested parties in Norfet, signing permanent letters of guarantee in favor of the banks for a total amount of
               $1,200,000 (one million two hundred thousand US dollars), equal to the amount of the partial new credit line that the companies requested (hereinafter: "THE ACTUAL PARTIAL AMOUNT OF THE NEW
               CREDIT LINES"), and this to secure all the debts and liabilities of the companies to the banks, divided between the banks
               according to the determining ratio (hereinafter jointly: "THE
               LETTERS OF GUARANTEE").

               Correct as of the date of publishing this report, the banks provided the Company with new partial credit lines of $1,200,000
               (one million two hundred thousand US dollars), against signing the guarantors on permanent letters of guarantee in favor of the banks for an amount of $1,200,000 (one million two hundred thousand US dollars).

4.12.1.7 COLLATERAL

     To secure the repayment of all the credits detailed in this report above, the banks will use all the collateral, which was created in the past and/or will be credited in the future in favor of the banks, which include, inter alia, a fixed first charge for an unlimited amount on share capital and goodwill of the companies and a first floating charge for an unlimited amount on the Company's plants and other assets.

4.12.1.8 ADDITIONAL UNDERTAKINGS

     In addition to the collateral and liabilities in the agreement, the companies undertook, inter alia, as follows:

     (a)  Not to purchase, not to give financing, and not to undertake to purchase or give financing for the purchase of shares of any of them without the prior written agreement of the banks.

     (b)  To avoid taking decisions regarding voluntary liquidation, change in the corporative structure or reorganization, merger with another company / other companies, merger with other business / businesses, compromise or arrangement within the meaning of Section 350 of the
          Companies Law - 1999 (hereinafter: "THE COMPANIES LAW") for any other law which will add to it or replace it without receiving the prior written agreement of the banks.

     (c)  As long as Loan A' and Loan B' are not fully repaid to the banks, not to pay in any way or form to any of the shareholders or any of the controlling shareholder in them and/or to a family member of any of them and/or to corporations controlled by them and/or to another third party that will replace them or acto on their behalf, any amount on account of the capital notes and/or on account of the loans provided and/or which will be provided to the companies by any of the aforesaid or in connection with them, including but without derogating from the generality of the aforesaid, payments of principal, interest, commissions and expenses, and all these without receiving the prior written agreement of the banks. The provisions of this Clause (c)
          above will not apply to making such payments between the companies themselves.

     (d)  As long as Loan A' and Loan B' have not been fully repaid to the banks, dividends will not be paid and will not be undertaken to be paid in any way or form to its shareholders or to the controlling shareholders in them and/or to a family member in any of them and/or to companies and/or corporations where any of the shareholders are interested parties in them and/or any third party who will replace any of the above or act on their behalf, without the prior written agreement of the banks. The provisions of this Clause (d) above will not apply to making such payments between the companies.

          "DIVIDENDS" - As defined in the Companies Law, as amended from time to time, and/or interest and/or management fees and/or compensation fees and/or indemnity fees (excluding severance pay and/or indemnity for a claim) and/or consulting fees and/or amounts of cash and/or cash equivalents.

     (e)  CAPITAL BENEFIT

          The Company undertook to allot to the banks (according to the determining ratio) gratis, not later than 30 days from the date of signing the agreement, a total quantity of 100,000 non negotiable and non transferable option warrants, which can be exercised to 100,000 shares of NIS 10 par value each of the Company, against payment of the exercise price of 4.5 US dollars per share. The option warrants can be exercised, fully or partly, during a period of 48 months from the date of signing the agreement. The Company undertook to allot the option warrants after receiving all the approvals required by law, and not later than April 15, 2010. Correct as of the date of this report, the
          Company has not yet allotted the option warrants to the bank.

     (f)  FINANCIAL COVENANTS

          The banks gave their agreement to not activate their rights against the Company due to not meeting the financial covenants that it undertook in 2009 according to Tefron's financial statements as at
          December 31, 2009 only.

          In addition, the Company undertook to meet at all times in 2010 all the financial covenants and undertakings as detailed below:

          (1)  According to the Company's consolidated financial statements for
               2010, the EBITDA of the Company will be positive; and

          (2)  The Company's shareholders' equity according to the consolidated financial statements, quarterly and annually, will not be less than $35,000,000 (thirty five million US dollars); and

          (3)  The total amount of cash balances, inventories and receivables of the Company, according to its consolidated financial statements
               (quarterly and annually) will not be less than $33,000,000
               (thirty three million US dollars); and

          (4)  The balance of the Company's receivables according to its consolidated financial statements (quarterly and annually) will not be less than $9,000,000 (nine million US dollars).

          (5)  The CEO and Chairman of the Board of Directors in any of the
               companies will not earn a salary which exceeds the salaries of the CEO or chairman of the Board, whichever relevant, in the relevant companies as existed on the date of signing the
               agreement plus linkage differences to the consumer price index.

               By November 30, 2010, the companies and the banks will agree between themselves on additional financial covenants and
               undertakings, including relating restrictions on salaries of officers in the companies, which the companies must meet as from
               January 1, 2011. Should the companies and the banks not reach such an agreement by November 30, 2011, the companies must meet the financial covenants that the companies undertook to meet prior to the date of signing the agreement.

               It should be mentioned that in the financial statements as at
               December 31, 2009, the auditors direct attention to Note 1 E' of the financial statements, regarding the Company's business and its losses(9) and Note 24 regarding events after the balance sheet date which include the Company meeting the banks' demands for raising capital from an issue of shares and a private
               placement and a financial arrangement with the banks. The
               auditors also state in the framework of directing attention that the ability of the Company to meet its financial obligations is subject to meeting the new financial covenants during 2010, as detailed in Note 24. Nevertheless, should the Company not meet its financial covenants and the banks demand to make to the bank credits immediately repayable, then the Company is liable to have serious difficulties in raising financing from other resources and there are doubts regarding the Company's continuing existence as a "going concern". In the financial statements, there are no adjustments regarding the value of the Company's assets and liabilities and their classification, and it is possible that they will be required if the Company will not be able to
               continued to operate as a "going concern".

          The Company's evaluations in everything relating to the arrangements with the banks and their directives as detailed in Clause 4.12.1 above, including the Company's evaluations regarding the rate of interest agreed in the framework of the loan agreements with each of the banks, regarding the loans that the banks will provide the
          Company, are information relating to the future, as defined in the
          Securities Law. Information relating to the future is uncertain information regarding to the future, based on existing information in the Company on the date of the report, and include evaluations of the
          Company or its intentions correct as of the date of the report or which is not dependent only on the Company. It is possible that this information, fully or partly, will not be realized or realized in a different way, inter alia, due to the following reasons: changes in the Company's condition, changes in the economic and financial field including rates of interest, non agreements between the companies and the banks, etc.

                                                                      ----------

(9)  THE FOLLOWING IS THE WORDING OF SUB-CLAUSE E IN NOTE 1 OF THE COMPANY'S
     FINANCIAL STATEMENTS AS AT DECEMBER 31, 2009:

     The Company had losses of $17,393 thousand for the year ended December 31,
     2009. The Company has a negative working capital of $6,647 thousand for the year ended December 31, 2009. Furthermore, during 2009, the Group had negative cash flows from operating activities of $1,476 thousand.

     Due to the global economic crisis and the decline in demand and the continued accumulation of significant losses, the Company requires additional financial sources. The Company's management's plans relating to providing additional cash flow sources for the purpose of financing working capital for the coming year and for financing purposes of its strategic plan are: raising capital from shareholders through a rights issue and a private placement. During March 2010, the Company raised, through an issue of rights to its shareholders and a private placement to Norfet, or anyone on its behalf as mentioned in Note 24 C, an amount of $4 million, gross. In addition, on March 2, 2010, the Company signed an agreement with the banks regarding reorganization of the credit lines and new undertakings to the banks, as detailed in Note 24 B. Furthermore, the Company is examining the possibilities of out-of-bank financing such as the start of work with factoring companies which enable it to receive advance payments of customers. There is no certainty of the Company's successes regarding reaching an agreement and start of work with such factoring companies.

     Should the Company not meet its financial covenants and the banks will request to make the bank credit immediately payable, then it is liable to have real difficulties in raising finances from other sources, and there are doubts regarding the continued existence of the Company as a "going concern".

4.12.2 LOANS - AMOUNTS OF LOANS AND AVERAGE RATE OF INTEREST AS AT DECEMBER 31,
     2009 (IN THOUSANDS OF DOLLARS)

-----------------       --------------------------------------------------------------------------------------------------------
                                    SHORT-TERM CREDIT *                                  LONG-TERM LOANS **
-----------------       ------------------------------------------------       -------------------------------------------------
                           AMOUNT IN                AVERAGE RATE                  AMOUNT IN                AVERAGE RATE
                            DOLLARS                  OF INTEREST                   DOLLARS                  OF INTEREST
-----------------       ---------------       --------------------------       ---------------       ---------------------------
BANKING SOURCES                  14,246       Libor + 2.75% i.e.:                       11,601       Libor + 1.2% i.e.:
                                              between 3.0% and 4.15% -                               between 1.26% and 2.43% -
                                              interest rate on March                                 Average rate of interest
                                              15, 2009 was 2.98%                                     on March 15, 2010 is 1.26%
-----------------       ---------------       --------------------------       ---------------       ---------------------------
NON BANKING
SOURCES                            None                                                   None
-----------------       ---------------       --------------------------       ---------------       ---------------------------

     * Short-term credit from banks including short-term loans up to a year and overdraft in bank accounts of the Company, according to the credit lines.

     ** In 2009 the Company did not meet its financial covenants and therefore, according to the provisions of Standard IAS 1 the Company classified its long-term loans in the framework of short-term credita from banks. The
     Company has a bank waiver of these violations, in the framework of the agreements signed with the banks on March 2, 2010, as detailed in Clause
     4.12.1 above.

     Correct as at September 31, 2009, the work agreements in the current loan account, in NIS and in dollars, are for an amount of $3.3 million and the framework of short-term loans of 10.4 million dollars. These credit lines are utilized by the Company according to its needs each day. The rate of interest for this credit is Libor + 2.75% p.a. and in total 2.98% p.a. And in addition, the Company pays annual commissions of 1.5% on the amount of these credit lines.

     Correct as at December 31, 2009, the documentary credit lines and other guarantees are for an amount of $2.9 million. These lines are utilized according to need in connection with purchases from suppliers at agreed trading terms, from time to time.

     Correct as at December 31, 2009, the Company utilizes $2.5 million of these lines. The credit in these framework bear mainly commissions. In total the
     Company paid the banks 300 thousand dollars commissions for its operations in 2009.

4.12.3 FACTORING TRANSACTIONS

     As from the fourth quarter of 2009, from time to time, the Company has engagements with factoring companies, according to which the Company assigns to the factoring companies, by an unconditional sale and irrevocably, the amounts due to it or which will be due to it from customers approved by the factoring companies. In consideration, the factoring companies undertake to pay 80% of the customer's debt immediately, handle the collection of the debt assigned and to pay the
     Company the balance of the amount of the debt collected less commission.

     It should be mentioned that in the framework of the agreement between the
     Company and the Company's three banks, as detailed below, it was determined that the companies in the Tefron Group may engage in factoring transactions of all the customers for an accumulative amount of up to $2.5 million in total.

4.12.4 THE CORPORATION'S EVALUATION REGARDING THE NEED FOR RAISING SOURCES

     Correct as at March 28, 2010, the Company completed the issue of rights to the public and the private placement to the Mivtach Shamir Holdings Ltd.
     (which is one of the partners in Norfet) and Ta-Top Limited Partnership
     (which is a sister company of Norfet), in the framework of which it raised an amount of 4 (four) million dollars gross. For additional details see
     Clause 1.3.1 above.

     The Company finances its operations from cash flows due to it from its current operations and from bank credit lines. Correct as of the date of this report, the Company has adopted a turnaround plan with a view to return it profitability. On a current basis, the Company's management is examining progress in the turnaround plan described in Clause 1.3.8 above, and the need, if such will arise, for additional finances from sources mentioned above to complete the plan.

4.13 TAXATION

     The Law for the Encouragement of Capital Investments - 1959 (hereinafter in this Clause: "THE LAW").

     The Company's plants received the status of an "Approved enterprise"
     according to the Law for the Encouragement of Capital Investments - 1959.
     According to this law, income from the approved enterprises during the 7 years it first had taxable income (provided that 14 years have not yet passed since the approval was given or 12 years from the date of operating the plant, whichever relevant (hereinafter: "THE PERIOD OF BENEFIT")), are liable to tax at the limited rate of 10% to 25% (according to the rate of foreign investment in the Company). A Company in which the percentage of foreign investment exceeds 25% is entitled to an additional period of benefits of 3 years (ten years in total). The approved enterprise programs which were approved as from January 1997 give full tax exemption in the first two years of the period of benefits.

     The shareholders are taxed at a rate of 15% (deducted at source) on dividends distributed from income from approved operations and at a rate of
     25% on dividends distributed from income from other sources, unless determined otherwise in double taxation treaties.

     THE FOLLOWING ARE DETAILS OF THE APPROVED PROGRAMS DIVIDED ACCORDING TO THE
     VARIOUS COMPANIES IN THE GROUP:

     TEFRON LTD. - the Company has 9 (nine) approved plans in the framework of the grants track. The period of benefits of 6 (six) approved plans has ended, and therefore income resulting from these investments is liable to the companies tax rate of Israel. The period of benefits of the remaining 3
     (three) approved plans has not yet ended. It should be mentioned that due to the Company's losses in 2008 and in 2009, the Company estimates that it will not utilize the benefits from these plans in 2010.

     The ratio between revenues produced from investments for approved plans which ended and approved plans not yet ended is calculated according to the size of the Company's sales over and above the sales prior to the start of these investments.

     HI-TEX - Hi-Tex has 3 (three) approved plans in the framework of the grants track. The period of benefits of these plans has not yet ended.

     In addition, Hi-Tex has a fourth plan in the alternative track according to the provisions of Amendment 60 (hereinafter: "THE AMENDMENT") of the Law.
     In the alternative track the starting period of benefits is determined as from the first year in which taxable income was first created from the beneficial plant (provided that 12 years have not yet passed since the year of election. According to the alternative track, Hi-Tex is entitled to tax exemption during the period of benefits (10 years). The benefits according to the alternative track apply to income resulting from annual turnover exceeding 100 million dollars. The basic condition for receiving the benefits in this track is that the plant is competitive. It should be mentioned that due to the Company's losses in 2008 and in 2009, the Company estimates that it will not utilize the benefits of these plans in 2010.

     The benefits according to the Company's investment plans are connected and subject to meeting turnover levels.

     An additional condition for receiving the benefits in the alterative track is that a minimum entitling investment has been made. This relates to an investment in the purchase of productive assets such as machinery and equipment that must be done within three years. Regarding an expansion of a plant, it was determined that a minimum entitling investment required is
     NIS 300 thousand or an amount equal to the "entitling rate" (as detailed in the table below) from the value of the productive asset, whichever higher.
     The productive assets will be also calculated as productive assets used by the plant and not owned by the plant.

     The entitling rate of the value of the productive assets is as follows:

     SHARE OF THE PRODUCTIVE ASSETS VALUE              RATE OF THE REQUIRED NEW INVESTMENT FROM
    (IN NIS MILLIONS) BEFORE THE EXPANSION                  THE VALUE OF THE PRODUCTIVE ASSETS
--------------------------------------------------          ---------------------------------

                 Up to 140                                                 12%

                 140-500                                                    7%

                 Over 500                                                   5%

     The income which entitles tax benefits in the alternative track will be taxable income of the Company which met certain conditions as determined in the Amendment (hereinafter: "THE BENEFICIARY COMPANY") achieved from the industrial plant or from a hotel. The amendment to the law details the types of income entitled to the tax benefits in the alternative track, both relating to the industrial plant and relating to a hotel, when the income from an industrial plant includes, inter alia, income from the production of software products and their development of income of industrial research and development for a foreign resident, for which an approval has been given by the head of the industrial research and development administration).

     On June 30, 2008, Hi-Tex submitted a pre-ruling request to the Income Tax
     Professional Department for receiving the status of a beneficiary plant and to determine 2007 as the chosen year pursuant to the provision of Section
     51D of the Law for the Encouragement of Capital Investments - 1959. Up to
     the present, a response from the Tax Authority has not yet been received.

     MACRO - Macro chose 2005 as the elected year for the alternative track according to the provisions of Section 51D of The Law for the Encouragement of Capital Investments - 1959. The Company announced this choice to the
     Assessing Officer in its letter of December 27, 2006.

     THE LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES) 1969

     The Company and its subsidiaries operating in Israel are "industrial companies" in accordance with the Law for the Encouragement of Industry
     (Taxes) 1969, and by virtue of this they are entitled to claim accelerated depreciation, consolidated tax refund, and a reduction permitted for tax purpose over a period of 3 years of cost for listing shares for trading.

     THE TAX RATE APPLYING TO INCOME WHICH IS NOT DERIVED FROM THE "APPROVED
     ENTERPRISES"

     In June 2004 the Knesset passed the Amendment to the Income Tax Ordinance
     (No. 140 and Temporary Order" - 2004, and on July 25, 2005, the Knesset
     passed an additional law, the Law for the Amendment for the Income Tax
     Ordinance (No. 147) - 2005, which stipulates, inter alia, that the rate of companies tax will be gradually reduced to the following tax rates: 2004 -
     35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 and
     thereafter - 25%.

     In July 2009 the Knesset passed the Law to make the Economy more Efficient
     (Legislative Amendments to implement the Economic plans for the years 2009 and 2010) - 2009 which stipulates, inter alia, a further gradual reduction in the rate of companies tax and real capital gains in the years starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%,
     2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

     The effect of this change on the balances of the deferred taxes resulted in a reduction in the loss by 888 thousand dollars which was recorded to the taxes on income item for 2009.

     THE TAX RATE APPLYING TO A SUBSIDIARY IN THE U.S. IS 34%.

     The Company has a subsidiary incorporated in the free trade zone in Jordan and is assessed under the Jordanian tax law. The statutory tax rate in the free trade zone in Jordan in the branch in which the Group is engaged is
     0%. For additional details regarding the Free Trade Agreements, see clause
     2.4.8 above.

     THE LOSSES FOR TAX PURPOSES TRANSFERABLE TO FUTURE YEARS

     The balances of the losses transferable in Tefron, Hi-Tex and Macro aggregate 27.9 million dollars as at December 31, 2009. The balance of the losses of Tefron USA aggregates 13 million dollars as at December 31, 2009.

     For additional details on the tax laws applying to the Group, tax assessments, accumulated taxes for tax purposes and amounts of deferred taxes recognized for them in the past in the financial statements, see Note
     16 to the Company's financial statements as at December 31, 2009, Pact C'
     in this report.

4.14 RESTRICTIONS AND SUPERVISION OVER THE CORPORATION'S OPERATIONS

4.14.1 OPERATIONS ARE SUBJECT TO SPECIFIC LAWS

     The Company is complying with the requirements of the significant laws applying to it in the various countries in which it operates. The Company's operations are subject to complying with various laws of the State of
     Israel as the management offices and some of the plants are located in
     Israel and complying with the provisions of the laws applying to the
     Company's operations in the countries in which it manufacturers itself or through sub-contractors (Jordan, China, India, Cambodia, Vietnam and
     Morocco) and in countries to which the Company markets its products (U.S.,
     Canada, and Europe).

4.14.2 BUSINESS LICENSE

     The Company has business licenses for its businesses in Israel in accordance with the provisions of the Business Licensing Law - 1968, excluding as detailed below:

4.14.2.1 The Company's building held by Macro Ltd. in Holon Israel, which is responsible for a line of swimwear products in the Company, operates without a business license. An indictment has been filed against the
     Company and its managers by the Holon Municipality and the Company is acting to comply with all the municipal requirements - a condition for receiving the business license.

4.14.2.2 The Company's dyeing plant in Netanya which closed at the end of 2008, did not have a business license although the Company submitted an application to receive one.

4.14.2.3 According to the Business Licensing Law - 1968 (hereinafter: "THE
     BUSINESS LICENSING LAW"), a person that engages without a license or a temporary permit in a business which requires licensing is liable to 18 months imprisonment; and if the business operated and did not comply after receiving a warning, the law is a fine stated under Section 61C of the
     Penal Code - 1997 (hereinafter: "THE PENAL CODE") which correct as of the date of this report stands at an amount of NIS 1,300 for every day in which the offense continued after the warning was received. In the event where an offence has been committed by the Corporation, the court is entitled to impose on the Corporation a fine which will not exceed double the rate of the said fine, and every person will be charged with an offence who, at the time of committing the offence was an active manager or a registered manager under any law or a senior administrative employee in that corporation if he cannot proven that the offence was committed without his knowledge or that they took all reasonable means to secure compliance with the business licensing law. Should a person be found guilty of such an offence, the court may, in addition to any penalty it imposes: (1) order the discontinuation of running the business, completely or for a period to be determined, by closing the premises and every other way it seems suitable in order to discontinue the business; (2) to order the judged party to avoid taking any action in the business which will be detailed in the order; (3) to order that a person may not run in a business in the premises the subject of the accusation of a business which requires a licensing, without a license or a temporary permit as prescribed by law and must not transfer the ownership or occupation of the business to another unless that person has a business license or a temporary permit as required by law to run this business. As mentioned, the Company is taking steps to obtain the business license and, in the Company's opinion, the Company is not expected to be significantly exposed as a result of the aforesaid.

4.14.3 STANDARDS

     The Company is obligated to meet Quality Standard ISO 9001:2000, as well as the additional requirements according to the additional quality standards required by the Company's customers, from time to time.

4.14.4 QUALITY CONTROL

     The Company must meet customers' demands in the field of quality control, safety and hygiene, conditions for employing people, commercial ethics, avoidance of the use of dangerous materials and more.

     The Company's products are intricate according to the engineering documentation and their quality is examined by employees who have undergone training and have been authorized for this. The Company's sub-contractors provide the complete products and/or components manufactured by them to the
     Company, while ensuring the quality required.

4.14.5 For additional details see Clause 4.1 above (Restrictions, legislation, standards and special constraints applying to the field of operations).

4.15 SIGNIFICANT AGREEMENTS

     ARRANGEMENT WITH THE COMPANY'S BANKS - For details see Clause 1.3.1 and
     4.12.1 above.

     AGREEMENT WITH ALBAHEALTH - On September 6, 2002, an agreement was signed to establish a business partnership between the Company, AlbaHealth and others in the field of health products. According to the agreement, inter alia, the Company acquired 48.325% of the issued and paid-up share capital of AlbaHealth and in addition the Company received an option to sell its rate of holdings in AlbaHealth to AlbaHealth (hereinafter: "THE OPTION").

     In April 2006 the Company exercised the option that it had to sell the holdings of Tefron USA in AlbaHealth and sold them to AlbaHealth which is today wholly-owned by a third party not connected with the Company. The sale was done in consideration for an amount of 13 million dollars, of which 10 million dollars were paid to the Company in cash and an additional
     3 million dollars are to be paid to the Company according to an unsecured promissory note subject to repaying the debt of AlbaHealth to the bank in the U.S. Due to AlbaHealth not meeting the financial ratios to which it was obligated according to the loan agreement between it and the bank, the bank demanded full repayment of the loan and prevented AlbaHealth meeting the quarterly transfer of interest to the Company according to the promissory note. In view of this, AlbaHealth on December 31, 2008 engaged in an agreement with an alternative bank and at the same time the Company engaged with an alternative promissory note. In addition, the Company engaged with the alternative bank in an agreement to determine the subordination of
     AlbaHealth debt to the Company to the debt of AlbaHealth alternative bank.
     In the updated promissory note, deferred dates were set for paying the interest and repaying the principal of the loan. In addition, the repayment of the debt to the Company as well as every payment over the promissory note is subject to the shareholders of AlbaHealth meeting the terms of the loan agreement between it and the alternative bank. According to the new promissory note of December 31, 2008, the Company received payments of interest in arrears as from July 2009 until October 2009. For additional details see Note 9 to the Company's financial statements, Part C' of this report.

     On September 24, 2009, the Company and AlbaHealth signed an agreement for early repayment of the promissory note. According to the agreement,
     AlbaHealth paid to the Company 1,715 thousand dollars against the promissory note. For this early repayment, the Company registered a capital loss of 1,285 thousand dollars in its financial statements as at December
     31, 2009. The total consideration that the Company received for realizing its rights in AlbaHealth aggregated 11.75 million dollars.

     ENGAGEMENT WITH A SUB-CONTRACTOR IN THE DYEING FIELD - the Company has a
     significant engagement with a large sub-contractor in the dyeing field, in the framework of which the sub-contractor carries out dyeing work for the
     Company's products using the Company's machines together with machines of the sub-contractor. In performing the dyeing work, the contractor applies unique technologies and production methods for the Company, which were developed by the Company and/or by the sub-contractor for the Company and/or in cooperation between the sub-contractor and the Company. The engagement between the parties is not restricted in time. The Company has a considerable dependence on this contractor.

     INVESTMENT AGREEMENT WITH NORFET - See Clause 6 of the chapter 'Additional details in the Corporation', Part C' of this report.

4.16 LEGAL PROCEEDINGS

4.16.1 On November 15, 2006, a former employee of the Company filed claims in the District Court and the Labor Court against the Company, against a director serving in the Company and two directors who served in the past.
     The plaintiff was sentenced and imprisoned in Egypt for spying in November
     1996, while he stayed in Egypt in the framework of his work in the Company.
     The plaintiff alleges that there is a direct connection between his arrest in Egypt and his work for the Company in Egypt. In view of this, the plaintiff requested to charge the Company in the District Court with compensation of over NIS 2,500 thousand for loss of earnings, legal expenses and others, and in the Labor Court for NIS 5 million for various rights by virtue the Labor Laws calculated regarding the period in which he was imprisoned in Egypt. A date was set to submit the summations of the parties in writing (the plaintiff's summation - by January 1, 2010 and the defendant's summation (including the Company) - by March 15, 2010). The
     Company's belief is that the chances of the claim are low.

4.16.2 On September 3, 2009, a statement of financial claim was submitted against the Company for an amount of NIS 1,663,000 (hereinafter: "THE
     CLAIM") against the Company and against Macro, which was filed by Mr. Ron
     Grundland, who served in the position of CEO of Macro according to an agreement for providing management services between Macro and the management company (hereinafter: "THE AGREEMENT") until July 7, 2009, when he unilaterally announced termination of the agreement, and the Peles
     Institute for Automatic Balances Ltd. (hereinafter: "THE MANAGEMENT
     COMPANY"), a private company wholly-owned by Mr. Ron Grundland and his wife
     Smadar Grundland, through which Mr. Ron Grundland provided his services to
     Macro. According to them the Company and Macro owe them the amount as a result of terminating the engagement between the parties. On October 18,
     2009, the Company filed a statement of defense in which it rejects the allegations of Mr. Ron Grundland and the management company.

     It should also be mentioned in this regard that on December 6, 2009, Ron
     Grundland and the management company filed, in the framework of the above statement of defense, an application for a temporary attachment, ex parte, on funds and rights due to Macro Clothing Ltd. and the Company from customers (hereinafter: "THE HOLDERS"; "THIRD PARTIES"), up to an amount of
     NIS 1,700 thousand; on December 9, 2009 a temporary attachment order was issued up to the amount of NIS 1,663 thousand (hereinafter: "THE TEMPORARY
     ATTACHMENT ORDER"). On December 10, 2009, the Company and Macro Clothing
     Ltd. filed an urgent application to cancel the above temporary attachment order. On January 13, 2010 the parties came to an arrangement according to which the temporary attachment order will be cancelled and the consideration will be transferred to the attorney of Ron Grundland and postdated checks will be given to the attorney of Ron Grundland to secure payment of the results of the ruling and legal expenses, if these will be ruled in favor of Mr. Ron Grundland. On the same date, the attorneys of Mr.
     Ron Grundland announced to the relevant factors of the cancellation of the attachment.

     On January 13, 2010 a hearing took place during which the court instructed the transfer of the hearings to the Magistrate Court in Petah Tikva. In addition it was determined that the summations of the plaintiff will be submitted within 45 days, the summations of the defendants will be submitted within an additional 45 days and the plaintiff will be given the right of response within an additional 15 days.

4.16.3 On June 4, 2009, an arbitration agreement was signed between the Company and Mr. Reuven Hasson, a former employee in the Company (hereinafter: "MR.
     HASSON"), in order to clarify Mr. Hasson's allegation regarding the circumstances of terminating his employment, and defects which occurred,
     Mr. Hasson alleges, in the process of his dismissal, and the Company's decision to dismiss him. Adv. Itzhak Barak was appointed by Mr. Hasson and the Company as the arbitrator in the dispute.

     On September 1, 2009, a statement of claim was submitted by Mr. Hasson which includes a financial claim of NIS 751 thousand and this, inter alia, on the allegation that his dismissal was illegal. Mr. Hasson also claimed different amounts for mental anguish and repaying the amounts of salary.

     On the agreement of the parties, no hearings took place for submitting proof in the framework of the arbitration, and instead mediation meetings took place between the parties so as to examine the possibility of ending the claim in a compromise. The arbitrator received the said agreement and agreed to serve as mediator between the parties at mediation meetings. The mediation process between the parties has not yet ended.

4.16.4 On August 2009, the Company established a committee to examine the need for examining the allegations of Mr. Michael Korman, a former director in the Company, regarding the preparations of the Company's management relating to 2009 budget and an engagement between the Company's management and the Company's Board of Directors. On September 15, 2009, the Company
     published the committee's findings. For additional details see the
     Company's Immediate Report dated September 15, 2009, Document No.:
     2009-01-232338 which is included in this report by way of a reference.

4.17 TARGETS AND BUSINESS STRATEGIES

     The Company examines its targets and business strategies from time to time.
     As a rule, the Company's business strategy is the use of knowhow and goodwill accumulated and the resources at its disposal to increase the level of operations and to increase profits, while continuously maintaining and improving the quality of its products. In order to realize the strategy, the Company acts, inter alia, as follows:

     The Company develops, designs and manufactures its products according to customers' demands and needs, while the products are manufactured by the
     Company and bear the trademarks of those customers.

     The Company operates to expand its customer base and this by marketing operations at present in the target countries, participation in exhibitions, and engagement with potential customers. The expansion of the customer base will reduce, inter alia, the Company's dependence on its two main customers.

     In addition, to the Company's efforts to expand its existing customer base, it acts to offer new designs and ideas for new products which, in its opinion, are suitable for the products line of the customer and its target audience. The Company intends to continue to emphasize the quality of its products and innovations which give it an added value compared to its competitors.

     The Company consistently working to make its production processes more efficient, and this by continued transfer of production process which require considerable manpower to countries where manpower is cheap, training manpower to high professional standards, mechanization of production processes and presenting new technologies. For additional details regarding the turnaround program with a view to return the company to profitability, see Clause 1.3.8 above.

4.18 EXPECTATIONS FOR DEVELOPMENTS IN THE COMING YEAR

4.18.1 GENERAL

     The Company intends to act during 2010 according to its strategy detailed in Clause 1.3.8 and 4.17 above and accordingly is expected to take the following steps:

     A further strengthening of work relations with its existing customers while ensuring a high level of service, including an improvement in supply times.

     Further expansion of the Company's development and design team's work with its customers; the Company's experts will continue to strengthen and cooperate with the Company's customers, including all the products evolutionary stages from the stage of the basic design until the finished product.

     The continued development of contacts with new customers with significant sales level potential. The Company will expand its customer base in the
     U.S.

     The continued expansion of operations in countries that are characterized by low their costs, in order to reduce the production costs of its products.

4.18.2 IMPLEMENTING THE COMPANY'S TURNAROUND PLAN

     The turnaround plan whose implementation is led by the CEO put at its central target to make significant improvements in the level of meeting supply times for customer orders, by handling throughout the Company the processes of the planning management focusing on customer targets, handling the main root problems relating to the quality of the products. For this purpose the Company is assisted by the existing management team of the company and professional managers who joined particularly in order to carry out the turnaround plan. For additional details regarding the plan see
     Clause 1.3.8 above.

4.19 RISK FACTORS DISCUSSIONS

4.19.1 MACRO ECONOMIC RISK FACTORS

4.19.1.1 THE ECONOMIC SITUATION IN THE WORLD AND IN ISRAEL AND CREDIT
     DIFFICULTIES

     The global economic crisis today brings, inter alia, a reduction in the level of credit and in recent months, as a result of this, among other things the Company has to confront a shortage of available credit, after the credit lines provided by the banks available to the Company were reduced by the banks. The Company is acting to balance its sources of financing with its expenses by taking efficiency measures. Inter alia, the
     Company examined the possibility to raise additional amounts and raised 4 million dollars gross, as detailed in Clause 1.3.1 above. The shortage of cash is likely to prevent the Company from developing new products, increase the level of its sale or maintain the existing level of sales, to develop accordingly the requirements of the industry, taking advantage of future opportunities and respond to competitive pressure or to unexpected demands.

     The shortage of cash is likely to prevent the Company from the possibility of continuing to operate.

4.19.1.2 THE ECONOMIC SITUATION IN TARGET MARKETS

     A worsening of the economic crisis the recession in the world, and a reduction in the level of consumption, is likely to significantly harm the
     Company's sales and to cause losses.

     In addition, the worsening of the economic crisis and the shortage of credit in the target markets is likely to cause a delay in the dates of payment of the Company's customers and thus make the Company's cash flows more difficult. The Company's' difficulties in the target markets are also liable to risk the commercial cooperation of the Company's customers or some of them, and to leave the Company without the ability to collect their debts after already supplying their orders. As a rule the Company does not demand collateral for making orders to customers. Should any of the
     Company's significant customers not pay their debts to the Company, this is likely to have a considerable negative effect on the Company.

     The Company's main sales in 2009 were done to a number of significant customers. In the event that these customers do not continue to buy products from the Company at level similar to those existing in 2009, the
     Company is expected to have a significant decline in the level of its sales.

4.19.1.3 THE ECONOMIC POLITICAL AND SECURITY SITUATION IN MANUFACTURING
     COUNTRIES

     Economic difficulties, lack of political stability, security problems and hostilities against foreigners in general, and against Jews in particular, in those countries where the Company manufactures is liable to disrupt the normal course of business the supplies of the Company its sub-contractors, and as a result harm the Company's productive capacity.

4.19.1.4 THE ECONOMIC, POLITICAL AND SECURITY SITUATION IN ISRAEL

     The political, economic and security situation in the State of Israel directly affects the Company, whose management, offices and part of the production facilities are located in Israel. Since the establishment of the
     State of Israel in 1948, Israel and its Arab neighbors were involved in a number of armed conflicts. In the months of July and August 2006, Israel was involved in a war in the north of the country, which caused a change in the Company's operations routine during the war. In January 2009, the State of Israel had a military operation in Gaza as a result of which security warnings were published regarding Israelis found in Jordan. Most of the
     Company's sewing operations are concentrated in Jordan and harm to its ability to maintain these operations is liable to harm the Company's production capacity and its ability to meet supply of orders to its customers. Despite attempts to advance peace in the State of Israel, the neighboring Arab countries and the Palestinians, there will possibly be an awakening and/or a worsening in the hostile actions against Israel. These hostile actions are liable to delay the international commercial operations of Israel and significantly harm the Company's operations. In addition,
     Israel has the obligation of annual military service and/or at the time of distress on the Israeli citizens of Israel and permanent male residents.
     The Company has no possibility to forecast the full effects of such reserve service on the Company's manpower, should some of the Company's employees and its managers be called to reserve duty.

4.19.1.5 INCREASE IN THE COST PURCHASING FINISHED PRODUCTS OR PRODUCTION
     SERVICES

     The Company purchases and manufactures some of the production that it sells from subcontractors in countries in the Far East and in Jordan. Should there be an increase in costs as a result of an increase in the cost of labor and related manufacturing costs, the strengthening of the local currency against the US dollar or for any other reason, the result of this is liable to harm the Company's level of profitability in connection with the purchased products from sub-contractors.

4.19.1.6 FLUCTUATIONS IN THE RATES OF EXCHANGE

     As the Company operates in a number of countries, it is exposed to risks resulting from changes in the rates of exchange of the various currencies.
     Fluctuations in the rates of exchange of the various currencies are liable to have an effect on the Company's operating results, mainly in view of the fact that the Company's operations are carried out throughout the world in various currencies and most of its sales in -the U.S.

     87.8% of the Company's revenues in 2009 were received in US dollars, 6.0%
     in euros, and 4.6% in NIS (and the balance in other currencies) as a result of the weakness of the average rate of the euro against the dollar in 2009 compared to 2008 by about 5.1%, the Company's sales declined in dollar terms by about 350 thousand dollars. Further weakening in the rate of the euro against the dollar will cause an additional reduction in the Company's sales in Europe in dollar terms.

     About 15.6% of the cost of sales in 2009 are shekel cost for purchasing raw materials. Moreover, most of the Company's wage expenses are paid in NIS.
     As a result of the strengthening of the average rate of the dollar against the shekel in 2009 compared to 2008 by 9.6%, the wage expenses and purchases of raw material declined by 3.6 million dollars.

4.19.1.7 FREE TRADE AGREEMENTS

     The Company as well as other companies in the clothing product branch benefit from free trade agreements between Israel and the U.S., Canada, the
     European Union and the European Free Trade Association. The trade agreements enable the Company as well as other companies in the clothing branch to sell their products manufactured in Israel to the U.S., Canada, and to countries of the European Union and the European Free Trade
     Association with tax exemption. The U.S. expanded its benefits under the
     Israel-U.S. Free Trade Agreement to goods processes in the Jordanian free trade zone and, therefore, the Company can export with customs exemption also the Company's products, part of which the production process (the sewing) is done in Jordan. In addition, as a result of the free trade agreement between the European Union, the U.S. and Egypt, products manufactured in Egypt can also be imported into the countries of the
     European Union and the U.S. exempt from customs duties.

     If additional countries will sign free trade agreements with the U.S., and/or the European Union, which will lead to a reduction / cancellation of the customs due on imports from these countries, then competition in the branch will increase.

     For additional details, see clause 2.4.8 above.

4.19.2 BRANCH RISK FACTORS

4.19.2.1 COMPETITION

     It is possible that the Company will be unable to deal with the competition by various manufacturers with their economic, geographic and other advantages over the Company. The Company competes directly with a number of clothing manufacturers who enjoy reduced production cost due to the economies of scale, cheaper manpower, closer proximity to consumers and/or suppliers and that have greater economic and/or marketing resources.
     Competition by competitors is liable to lead to pressures to reduce prices or loss of market shares, and as a result detrimentally affect the
     Company's revenues and profitability. There is no certainty that the
     Company will successfully face the competition from existing competitors or new competitors.

4.19.2.2 CANCELLATION OF IMPORT QUOTAS ON TEXTILE PRODUCTS

     As from January 1, 2009, the quantitative quotas on importing textile products to the U.S. and the European Union were removed. Removal of the quantitative quotas on imports increase competition in these markets and cause additional erosion in selling the Company's products, and as a result also an additional erosion in profitability. Furthermore, the removal of quantitative quotas on imports cancelled a significant advantage the
     Company had over some of its competitors. In the past, competitors from countries in the East were restricted by quantities permitted for export to the U.S. and to Europe. This situation gave an advantage to countries on which similar restrictions did not apply, such as Israel, to supply surplus demand over and above the quotas restrictions. For additional details see
     Clause 3.4.8 above.

4.19.2.3 CHANGES IN FASHION PREFERENCES

     The clothing industry is subject to changes in fashion preferences by consumers. customers in fashion preferences. The Company's rate of sales is liable to decline if the Company and/or its customers err in forecasting present fashion and the price that the consumers are prepared to pay for the Company's products / the Company's customers. Therefore, the Company's success depends, partially, on its ability to design and manufacture products which will be popular with its customers and consumers and comply with the changes in fashion trends. It is possible that the Company fails in its attempts to forecast fashion trends. Should the Company and its customers err in evaluating the fashion trends, the order of products from the Company's customers is likely to decline and/or the price its customers will agree to pay for the Company's products will decline, which is liable to detrimentally affect the Company.

4.19.2.4 CHANGES IN THE COST OF RAW MATERIALS AND TRANSPORT PRICES

     The Company does not have any control over changes in the price of raw materials that it uses and changes in transport prices. The increase in the cost of raw materials and/or of transport can harm the Company's profitability. The main raw materials that the Company uses for the production of its products are cotton yarns, Lycra and elastic. To a large extent, the Company's financial results are dependent on the cost and availability of raw materials. The price of raw material as well as the price of transport is not stable in view of varying supply demand and other market factors over which the Company has no control. It is possible that the Company will not be able to transfer the increase in costs to its customers. This situation is likely to detrimentally affect the Company's profitability and its financial condition.

4.19.2.5 REGULATORY DEVELOPMENTS

     As the Company operates in the international market, it is exposed to changes in foreign law, export restrictions, protective customs duties, trade barriers, changes in tax laws, difficulties in absorbing suitable personnel and managing international operations, social, political and economic changes, and other risks that are inherent in international business operations, each of which is liable to significantly affect the
     Company's financial results. Each of these factors can detrimentally affect the Company's ability to supply or receive goods under competitive conditions and suitable timetables are liable to detrimentally affect business operations.

4.19.2.6 POLITICAL, SECURITY AND ECONOMIC CONDITION IN THE COUNTRIES IN WHICH
     THE COMPANY OPERATES

     The political, security and economic condition in the countries in which the Company operates include Jordan, Israel, Turkey, India and others are liable to affect the Company's operations, and therefore its financial result.

4.19.3 RISK FACTORS UNIQUE TO THE COMPANY

4.19.3.1 DEPENDENCE ON KEY CUSTOMERS

     About 49% of the Company's revenues in 2009 are revenues from four large customers (Victoria's Secret, Calvin Klein, Nike, and lululemon)
     (hereinafter: "KEY CUSTOMERS"). The decline in the level of orders from a key customer in the purchase of the Company's products is liable to significantly detrimentally affect the Company's revenues. The Company's agreements with its customers, including key customers, are short-term agreements and do not include an undertaking of minimum purchases. It is possible that the Company's key customers will chose in the future not to purchase the Company's products for the same quantities or under the same conditions as in the past. Every reduction in purchases by these key customers or any other significant customer or a detrimental change in the sale to these customers or a detrimental change in the financial condition of these customers is liable to detrimentally affect the Company's level of sales and as a result the Company's financial results. For additional details on the expected decline in the level of sales to the Company's significant customers, see Clause 3.1.1 and 3.10.1 above.

     An additional aspect of the Company's dependence on its key customers is in everything relating to the key customers meeting their undertakings to pay the Company for orders that the Company supplies to them. As a rule the
     Company does not require from key customers any guarantees against the order that the Company's supplies to them. Non compliance of any of the key customers in their liabilities to the Company will detrimentally affect the
     Company's revenues and as a result the Company's financial results.

4.19.3.2 RESTRICTIONS ON THE COMPANY'S OPERATIONS BY VIRTUE OF LOAN AGREEMENTS

     The loans agreements, to which the Company is a party, include various restrictions on the Company's ability to act freely, including restrictions on the Company's ability to raise funds, to purchase assets, and to distribute dividends. These restrictions are liable to force the Company to manage differently optimal Company management. Moreover, non compliance with these restrictions is likely to lead to making the loans immediately payable.

4.19.3.3 NON COMPLIANCE BY THE COMPANY'S OF ITS OBLIGATIONS TO THE LENDING BANKS

     The Company makes use of the significant levels of bank credit, as detailed in Clause 4.12 above; correct as of the date of this report does not have the alternative financial resources. According to the financing agreements between the Company and the banks, the Company is required to meet financial covenants and various undertakings. For details see Clause 4.12.1 above. In the event that the banks request to make the credit lines payable, including circumstances where the Company cannot meet the financial covenants it undertook or any of the other undertakings to the banks, then there is a real difficulty in raising financing from other sources and, therefore, this would risk the Company's continued operations and the Company will find it difficult to operate as a 'going concern'.

4.19.3.4 DEPENDENCE ON AN IMPORTANT SUB-CONTRACTOR

     All the dyeing operations in the field of the Company's "Seamless"
     operation are carried out by a sub-contractor of the Company. If for any reason the sub-contractor will not be able to meet its undertakings vis-a-vis the Company, the Company will not be able to supply the orders to its customers.

     The Company's entry into the production of more intricate products and receiving small orders from the series from the customers are causing the
     Company operating difficulties.

     The operating difficulties are harming the Company's financial results, its ability to maintain a competitive advance, are liable to harm relationships with customers, its goodwill and the level of its sales.

     The Company is dependent on the suppliers of its machines and their ability to provide maintenance services for the machines, from time to time.

     Avoidance, for any reason, of an important machine supplier of the Company from providing maintenance services or from the sale of spare parts for the
     Company's machines or additional machines, is liable to significantly harm the Company's productive ability.

     In circumstances where an important supplier of machines will discontinue supplying services to the Company, then the Company estimates that it will be forced to purchase alternative services (including spare parts) from other alternative machine suppliers throughout the world. The purchase of alternative services and spare parts requires the Company to have an investment in resources from the aspect of the quality of the products is likely to harm regular production.

4.19.3.5 DETERIORATION IN ISRAEL'S RELATIONS WITH ITS NEIGHBORS

     The security situation prevailing in Israel and in the region is likely to have an effect on the Company's business. Deterioration in relations of the
     State of Israel with its neighbors, where some of the Company's facilities are located, is liable to disrupt the production processes and the purchase of the Company's products and harm its financial results. Of the Company's revenues in 2009, 56.3% stem from the sale of goods in which part of the production process was carried out in Jordan. The Company's operations in
     Jordan are to a large extent dependent on the relations between it and the
     State of Israel. In the past there was enmity between Israel and Jordan.
     Moreover, as from December 2008, there was an increase in the level of hostility between Israel and the Palestinians which is likely to make the
     Company's operations in Jordan more difficult. A decline in Israel's relations with Jordan is liable to harm the Company's production and therefore detrimentally affect the Company.

4.19.3.6 DIRECT ENGAGEMENT BY RETAILERS WITH MANUFACTURERS IN THE FAR EAST

     Recently, a number of large retailers are trying to circumvent companies which design and develop private underwear brands and to engage directly with the production plants, with the intention that these plants will manufacture products for them. The Company is of the opinion that this phenomenon will occur amongst the basic products earmarked for the general market, in which the element of design is less significant. The Company's sales are liable to be harmed in case this phenomenon continues to increase.

4.19.3.7 REDUCTION IN MARKET SHARE OF THE COMPANY'S CUSTOMERS

     The level of the Company's sales is likely to be harmed in the event that the Company's customers will not successfully compete in the competitive markets in which they operate. Should the rate of sales of a central customer decline for any reason, whether it has a connection with the
     Company and its products or not, the rate of the Company's sales to such a customer is also liable to decline.

4.19.3.8 OPERATING DIFFICULTIES

     In order to maintain the Company's competitive ability and strengthen it, the Company is required to supply new products, innovative and sometimes complicated for production. The Company must provide the products in the volumes and dates suitable for the customer's needs, including, from time to time, supply small orders within short timeframes. Moreover, in order to meet price pressures and with global economic conditions, the Company is required to reduce its cost of production, including by moving parts of the production process to Jordan. As a result of all the above, the Company has to overcome operating difficulties in order to ensure the quality of its products and meet its obligations to its customers regarding the supply timeframe, while a deviation in them results in fines. The Company confronts additional costs and surplus expenses, reducing the level of its profitability and even causing it losses. Moreover, the existence of operating difficulties over time is liable to harm the Company's reputation and cause a diversion of orders and projects to its competitors.

4.19.3.9 UNFORESEEN EXPENSES CONNECTED WITH THE FORWARDING OF PRODUCTS

     The Company is required to supply its products to customers through various forwarding companies. The forwarding of the Company's products results in unexpected expenses such as: (a) theft of products, (b) loss of products;
     to the extent that the additional expenses are not covered by the Company's various insurance policies.

4.19.3.10 ENTRY INTO NEW FIELD OF OPERATIONS

     In recent years, the Company is investing considerable resources in order to expand the level of products that it manufactures and in order, inter alia, to expand the Company's customer base. For this purpose, the Company is liable to purchase in the future suitable machinery and equipment in order to manufacture these new products. The acquisition of equipments mentioned above as well as the time required to absorb the equipment require considerable resources and are liable to reduce the Company's future cash flows.

4.19.3.11 DEPENDENCE ON PRODUCTION MACHINERY SUPPLIED

     The Company purchases knitting machines which Hi-Tex uses from only one supplier. If and to the extent that this supplier will not be able to meet the Company's requirements for additional machines and the maintenance of the existing machines, this will harm the production capacity and as a result its ability to meet the rate of the customer's orders.

4.19.3.12 THE COMPANY'S PLANT IN MISGAV

     The production operations in the "Seamless" field are concentrated in the
     Company's plant in Misgav, where the unique equipment for these operations is concentrated. In circumstances where the Company will be prevented from operating the plant in Misgav, for any reason whatsoever, the production ability of the Company for the "Seamless" products will be harmed in such a way that it will detrimentally affect the Company's financial results.

4.19.3.13 THE COMPANY'S LIABILITIES

     The Company has considerable short-term liabilities and long-term liabilities. These liabilities can have a negative effect on the Company operations, detailed as follows: (a) to require the Company to use its cash flows so as to repay debts and not for the purpose of developing and expanding the Company's business; (b) to place the Company in an inferior position compared to its competitors which are not forced to deal with a large debt; (c) to increase the Company's vulnerability at the time of economic crisis or recession and to limit the Company's ability to respond to changes in the economic and business environment; (d) to limit the
     Company's ability to borrow money for its needs.

     In addition, as part of the Company's loans bear variable interest, an increase in the rate of interest will result in an increase in the
     Company's financing expenses and reduce its profitability.

4.19.3.14 NEED FOR CASH FLOWS TO SERVICE THE DEBT

     The Company depends on cash flows it creates in order to meet repayment of its debts. The Company cannot ensure that it will create cash flows which will be able to cover the payments it must make in order to meet its obligations. The Company's ability to create cash flows from a customer is depended on a number of factors, including the Company's ability to implement its strategy, economic conditions, financial conditions, and technical conditions. Some of these conditions are not under the Company's control.

4.19.3.15 BENEFITS AND TAX BENEFITS

     The Company enjoys various tax benefits under the Israel Tax Laws. In order for the Company to be able to continue to enjoy these tax benefits, it must meet certain conditions, including an investment in equipment and continued
     operations in Israel. Should the Company not meet these conditions, it will not be entitled to those benefits and in certain circumstances it is even liable to be requested to refund the benefits it enjoyed in the past, fully or partly.

     Over the years, the budget earmarked for benefits has been reduced. Should the Company be requested to expand its investments in Israel, the reduction in the State budget is liable to negatively affect the Company in the form of an increase in the rate of tax that the Company will be required to pay and a loss in the State's participation in investment costs of fixed assets.

4.19.3.16 CHANGES IN THE COMPANY'S SHARE PRICE

     The Company's operations were affected by various factors, some controlled by the Company and some which are not under the Company's control. The changes Company's financial results (in a certain quarter or year) are liable to cause a decline in the price of the Company's share.

4.19.3.17 DELISTING OF THE COMPANY'S SHARES FROM TRADING ON THE TEL AVIV STOCK
     EXCHANGE

     On order to maintain the listing of the Company's shares for trading on the
     Tel Aviv Stock Exchange, the Company must meet certain conditions. The
     Company cannot ensure that it will meet these conditions in the future. In the event that the Company does not meet these conditions, then the
     Company's shares will be delisted from trading on the Tel Aviv Stock
     Exchange, its liquidity will be harmed, the level of information that the
     Company publishes to its shareholders will decline, the possibility to receive market price for share will decline, the Company's ability to raise capital will decline, etc.

4.19.3.18 PROTECTION OF INTELLECTUAL PROPERTY

     To a large extent, the Company's success is thanks to its developments and inventions, including the adjustment that the Company makes to equipment, production technologies and methods that the Company develops for its needs. Only part of these developments and inventions are protected by patents. Some of the Company's sub-contractors have the supply of its machines exposed to these developments and inventions and there is no possibility to ensure that these developments and inventions will not be obtained by its competitors.

     If these development and inventions become known by the Company's competitors, it will reduce the level of the Company's sales and profitability.

4.19.3.19 COMPETITION FROM FORMER EMPLOYEES OF THE COMPANY

     The commercial secrets of the Company are known to past and present
     Company's employees. Should the Company's employees utilize the commercial secrets while violating their undertaking of non competition and confidentiality, this would harm the Company's financial results, its advantages over their competitors, its contacts with suppliers and customers.

4.19.4 THE FOLLOWING IS THE COMPANY'S EVALUATIONS REGARDING THE EXTENT OF THE
     EFFECT OF RISK FACTORS ON THE COMPANY

--------------------------------------------------      ------------------------------------------------------------------------
                                                                     EXTENT OF EFFECT OF RISK FACTORS ON THE COMPANY
--------------------------------------------------      ------------------------------------------------------------------------
                                                            GREAT EFFECT            MEDIUM EFFECT              LITTLE EFFECT
--------------------------------------------------      --------------------      --------------------      --------------------
MACRO RISKS
--------------------------------------------------      --------------------      --------------------      --------------------
Economic situation in the world and in Israel
and the credit limitations                                       X
--------------------------------------------------      --------------------      --------------------      --------------------
Economic conditions in the target market                         X
--------------------------------------------------      --------------------      --------------------      --------------------
Economic, political and security condition in
the manufacturing countries                                                                X
--------------------------------------------------      --------------------      --------------------      --------------------
Security and political condition in Israel                                                                           X
--------------------------------------------------      --------------------      --------------------      --------------------
Increase in cost of purchasing finished product
or production services                                                                     X
--------------------------------------------------      --------------------      --------------------      --------------------
Fluctuations and rates of exchange                                                         X
--------------------------------------------------      --------------------      --------------------      --------------------
Free trade agreements                                            X
--------------------------------------------------      --------------------      --------------------      --------------------
BRANCH RISKS
--------------------------------------------------      --------------------      --------------------      --------------------
Competition                                                      X
--------------------------------------------------      --------------------      --------------------      --------------------
Cancellation of import quotas for textile
products                                                         X
--------------------------------------------------      --------------------      --------------------      --------------------
Changes in fashion preferences                                                                                       X
--------------------------------------------------      --------------------      --------------------      --------------------
Changes in the cost of raw materials and
transport prices                                                                           X
--------------------------------------------------      --------------------      --------------------      --------------------
Regulatory developments                                                                    X
--------------------------------------------------      --------------------      --------------------      --------------------
Political, economic and security situation in
countries where the Company operates                                                       X
--------------------------------------------------      --------------------      --------------------      --------------------
RISKS UNIQUE TO THE COMPANY
--------------------------------------------------      --------------------      --------------------      --------------------
Dependence on key customers                                      X
--------------------------------------------------      --------------------      --------------------      --------------------
Restrictions on the Company's operation by
virtue of loans agreements                                       X
--------------------------------------------------      --------------------      --------------------      --------------------
The Company's non compliance in the
undertakings vis-a-vis the lending banks                         X
--------------------------------------------------      --------------------      --------------------      --------------------
Dependence on large sub-contractors                                                                                  X
--------------------------------------------------      --------------------      --------------------      --------------------
Deterioration in Israel's relations with its
neighbors                                                                                  X
--------------------------------------------------      --------------------      --------------------      --------------------
Direct engagement of retailers with
manufacturers in the Far East                                                                                        X
--------------------------------------------------      --------------------      --------------------      --------------------
Decline in market share of the Company's
customers                                                                                  X
--------------------------------------------------      --------------------      --------------------      --------------------
Operative difficulties                                                                     X
--------------------------------------------------      --------------------      --------------------      --------------------
Unexpected expenses connected with forwarding
the products                                                                                                         X
--------------------------------------------------      --------------------      --------------------      --------------------
Entry into new fields of operations                                                                                  X
--------------------------------------------------      --------------------      --------------------      --------------------
Dependence on suppliers of production machinery                                                                      X
--------------------------------------------------      --------------------      --------------------      --------------------
The Company's plant in Misgav                                    X
--------------------------------------------------      --------------------      --------------------      --------------------
The Company's liabilities                                                                                            X
--------------------------------------------------      --------------------      --------------------      --------------------
Need for cash flows to service the debt                                                    X
--------------------------------------------------      --------------------      --------------------      --------------------
Benefits and tax benefits                                                                                            X
--------------------------------------------------      --------------------      --------------------      --------------------
Changes in prices of the Company's share                                                                             X
--------------------------------------------------      --------------------      --------------------      --------------------
Delisting of the Company's shares from trading
on the Tel Aviv Stock Exchange                                                                                       X
--------------------------------------------------      --------------------      --------------------      --------------------
Protection of intellectual property                                                                                  X
--------------------------------------------------      --------------------      --------------------      --------------------
Competition by former employees of the Company                                                                       X
--------------------------------------------------      --------------------      --------------------      --------------------

                                   TEFRON LTD.

        BOARD OF DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

                             AS OF DECEMBER 31, 2009

The Board of Directors is honored to submit the Board of Directors Report of
Tefron Ltd. (hereinafter: "Tefron" or "the company") for 2009 in accordance with
Securities Regulations (Periodic and Immediate Reports), 5730-1970.

1. GENERAL

The company was incorporated in 1977 as a private company in Israel, and today is one of the world's leaders in the development, production, marketing, and sale of intimate apparel, active wear and swimwear worldwide. Clients of the company are companies with leading brand names such as Reebok, Patagonia,
Lululemon, GAP, Calvin Klein, Nike, Victoria's Secret, and WalMart, as well of other well-known brands in the United States and Europe.

During 1997, there was an initial public offering of company's shares on the New
York Stock Exchange ("NYSE"), and the company became a public company and its shares were registered for trading on the NYSE. During September 2005, the company also registered its shares for trading on the Tel Aviv Stock Exchange
(TASE), parallel to the trading on the NYSE. On December 22, 2008, shares of the company were de-listed from trading on the NYSE following a decline in the market value of its shares below $25 million. Shortly afterwards, shares of the company began trading on the OTC (1) market. Accordingly, from March 1, 2009, the company reports under Chapter F. of the Securities Act, this together with reports submitted in accordance with its reporting requirements under the United
States Securities Exchange Act of 1934, vis-a-vis a Foreign Private Issuer whose securities are held by the public ("Foreign Private Issuer"). With de-listing of the company's shares from trading on the NYSE, the company is no longer subject to provisions of the NYSE, including those regarding reporting requirements.

During the first quarter of 2010, the company initiated its turnaround plan, the objective of which is to return it to profitability. For additional details, see
7.1 below.

On March 2, 2010, the company signed a final agreement with the banks, including a restructuring of its bank financing, which the banks had provided. For additional details regarding the final agreement with the banks and events with the banks that preceded the agreement, see note 24 B to the financial statements of 2009, Part C. of this report and 7.4 below.

On March 25, 2010, a rights offering prospectus was closed and immediately afterwards a private placement was also closed. Total proceeds were $4 million.
For additional details regarding the rights offering, the private placement and a shelf prospectus, see 7.2 below.

FINANCIAL SITUATION (CHANGES IN BALANCE SHEET ITEMS)

2. ANALYSIS OF THE COMPANY'S FINANCIAL SITUATION

CURRENT ASSETS

Current assets of the company as of December 31, 2009 totaled $39.9 million compared with $62.5 million as of December 31, 2008. The decrease of 36.2%
resulted mainly from a decrease of $12.3 million in inventory and a decrease of
$8.8 million in trade receivables, as a result of the decrease in sales and company operations.

-----------------
(1) The OTC is an electronic quoting system that offers online quotes, prices and trading volume of securities traded "over the counter," and not on one of the United States stock exchanges.

                                       2

PROPERTY, PLANT AND EQUIPMENT, AND OTHER INTANGIBLE ASSETS

Property, plant and equipment and other intangible assets of the company as of
December 31, 2009 totaled $57.9 million compared with $66.5 million as of
December 31, 2008. The decrease of 12.9% in other intangible assets resulted mainly from annual depreciation expenses of $9.3 million, a write-down of goodwill of $0.3 million, offset by a reversal of a provision for impairments of
$0.5 million.

During 2008 and 2009, the company signed an agreement with a qualified and independent valuator for a report on the fair value of its buildings, machinery and equipment, office furniture and equipment, and leasehold improvements under its ownership, in order to consider any impairment of value. As a result of the asset valuation report, during 2009, the company reported a reversal of its provision for impairment of $496 thousand. During 2008, the company had recorded an impairment provision of $ 2,135 thousand. This provision during 2008 and the partial reversal of said during 2009, was further to an adjustment of asset items to their recoverable values. For additional details on the impairment, see note 7B to the financial statements as of December 31, 2009.

On the other hand, the company invested $0.7 million in said assets.

CURRENT LIABILITIES

Current liabilities of the company as of December 31, 2009 totaled $46.6 million, compared with $57.6 million as of December 31, 2008. The decrease of
19.2% resulted mainly from a decrease in trade payables of $10.1 million and a decrease in other payables of $2.0 million.

Current liabilities balances include long-term loans of $7.5 million and $11.3 million as of December 31, 2009 and 2008, respectively. The company reclassified these loans as current liabilities in accordance with provisions of IAS 1 following noncompliance with terms for the receipt of bank credits. Said reclassification was made notwithstanding the March 2, 2010 agreement with banks, as reported in note 24B to the financial statements as of December 31,
2009, and notwithstanding the waiver arranged for the company following noncompliance with certain financial milestones during 2009 and 2008.

NONCURRENT LIABILITIES

The company's noncurrent liabilities as of December 31, 2009 totaled $5.6 million compared with $10.4 million as of December 31, 2008. The decrease of
45.6% results mainly from the decrease in net deferred tax balances, further to an increase in the tax asset vis a vis carry forward losses, and a decrease of
$1.4 million in net employee benefit liabilities, the result, inter alia, of a cutback in company staff in accordance with an efficiency plan, as reported in
12 below.

EQUITY

Group equity as of December 31, 2009 totaled $47.0 million, 47.4% of its total balance sheet, compared with $63.7 million, 48.4% of its total balance sheet as of December 31, 2008.

The decrease of 26.3% in equity as of December 31, 2009 compared with December
31, 2008 resulted mainly from company losses during the year, which totaled
$17.4 million.

                                       3

3.   OPERATING RESULTS (CHANGES IN STATEMENT OF INCOME ITEMS)

 SUMMARY OF THE GROUP'S STATEMENT OF INCOME, FOR THE FOURTH QUARTER OF 2009 AND 2008
               AND FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008,
                            EXPRESSED IN $ THOUSANDS

                                                      YEAR ENDED                           THREE MONTHS ENDED
                                                     DECEMBER 31                               DECEMBER 31
                                       ----------------------------------------- ----------------------------------------
                                              2009                 2008                 2009                2008
                                       -------------------- -------------------- ------------------- --------------------

SALES                                               115,538              173,829              22,275               35,964
COST OF SALES, NET                                  119,339              167,557              24,437               38,077
                                       -------------------- -------------------- ------------------- --------------------
GROSS PROFIT (LOSS)                                  (3,801)               6,272              (2,162)              (2,113)
SELLING AND MARKETING EXPENSES                       13,842               16,959               2,917                4,418
GENERAL AND ADMINISTRATIVE EXPENSES                   3,779                6,406               1,034                1,898
OTHER EXPENSES (INCOME)                                (496)               2,135                (496)               2,135
                                       -------------------- -------------------- ------------------- --------------------
OPERATING LOSS                                      (20,926)             (19,228)             (5,617)             (10,564)
EARLY REPAYMENT LOSS FROM
SUBORDINATED NOTE                                     1,285                    -                   -                    -
FINANCIAL EXPENSES, NET                                 512                3,028                  98                   73
                                       -------------------- -------------------- ------------------- --------------------
LOSS BEFORE TAXES ON INCOME                         (22,723)             (22,256)             (5,715)             (10,637)
TAX BENEFIT                                          (5,330)              (4,677)             (1,060)              (1,818)
                                       -------------------- -------------------- ------------------- --------------------
LOSS                                                (17,393)             (17,579)             (4,655)              (8,819)
                                       -------------------- -------------------- ------------------- --------------------

ANALYSIS OF 2009 AND 2008 OPERATING RESULTS

GROUP SALES during 2009 totaled $115.5 million, a decrease of 33.5% compared with $173.8 million during 2008. The decrease reflects decreases in all company product lines further to the global economic slowdown, which triggered conservative inventory management policy by some of the company's customers and especially a decrease in sales to two of the group's primary customers.

A significant decrease of $25.7 million was noticed in sales of active wear in the company's two operating segments. The main decrease in the "Cut & Sew"
segment was due to the Nike "Pro Core" project, which during 2009 saw no significant follow-up orders. Most of the decrease in the "Seamless" segment was due to the Nike "Ultimate" project, which also did not show any significant follow-up orders during 2009, and for which another customer project has not been approved yet. Another significant decrease of $29.5 million, was in sales of intimate apparel in the company's two segments, mainly to Victoria's Secret, which resulted from a decision by the customer during 2008 to transfer one of its intimate apparel projects to India.

                                       4

 CHANGES IN SALES DURING 2009 AND 2008, BY ACCOUNTING SEGMENTS AND PRODUCT LINES,
                            EXPRESSED IN $ THOUSANDS

                                                               SALES
                                                      YEAR ENDED DECEMBER 31
                                        2009                                           2008
                   ----------------------------------------------- ----------------------------------------------

                     CUT & SEW        SEAMLESS         TOTAL         CUT & SEW       SEAMLESS         TOTAL
                   --------------- --------------- --------------- -------------- --------------- ---------------

INTIMATE APPAREL            19,152          44,991          64,143         35,969          57,714          93,683
ACTIVE WEAR                  4,218          17,315          21,533         18,638          28,551          47,189
SWIMWEAR                    29,862               -          29,862         32,957               -          32,957
                   --------------- --------------- --------------- -------------- --------------- ---------------

TOTAL                       53,232          62,306         115,538         87,564          86,265         173,829
                   --------------- --------------- --------------- -------------- --------------- ---------------

COST OF SALES during 2009 totaled $119.3 million (103.3% of total sales)
compared with $167.6 million (96.4% of total sales) during 2008, or a decrease of 28.8%. The decrease in cost of sales during 2009 resulted from the decrease in production volume following decreased sales. The increase in the ratio of cost of sales vis-a-vis total sales resulted from a significant decrease in sales, which was not matched by any corresponding decrease in group fixed costs.

GROSS LOSS during 2009 totaled $3.8 million compared with gross profit of $6.3 million (3.6% of total sales) during 2008. The reasons for the sharp decrease in profitability include the sharp decrease in company sales, a decrease that was not matched by a corresponding decrease in fixed costs. The company operates in a labor-intensive field, and accordingly its cost structure includes significant fixed costs, such as building rentals, insurance, labor, indirect labor, etc.

Any adjustment of fixed costs takes several months for costs such as insurance and labor, and could take a year or more for costs such as rentals, which are dependent on long-term agreements. Fixed costs were 27.8% of total cost of sales during 2009. During a crisis when there are sharp drops in sales, it is difficult to reduce fixed costs that are dependent on long-term agreements, to match the decrease in sales. In addition, the ongoing global economic crisis had a strong effect on the business environment of the company during the second, third and fourth quarters and included, inter alia, an ongoing erosion of prices and a worsening of market terms.

SELLING AND MARKETING EXPENSES during 2009 totaled $13.8 million (12% of total sales) compared with $17.0 million (9.8% of total sales) during 2008. The decrease of 18.4% is the result of a decrease in sales volume during 2009 and the efficiency plan that the company adopted. The main effect of the program on selling and marketing expenses is primarily a decrease in manpower, and a reduction of 5%-15% in labor costs. The increase in selling expenses vis-a-vis total sales results mainly from costs of maintaining additional sales offices that the company opened in Germany and Los Angeles during 2009. The cost of maintaining these offices during 2009 was $1.3 million. In addition, from the fourth quarter of 2008 the company has reduced its excess costs vis-a-vis its customer list and order backlog, which was created due to the purchase of operations in the United States. During 2009, the company recorded a write-down of excess costs of $468 thousand.

                                       5

GENERAL AND ADMINISTRATIVE EXPENSES during 2009 totaled $3.8 million (3.3% of total sales) compared with $6.4 million (3.7% of total sales) during 2008. The decrease of 41.0% in general and administrative expenses resulted primarily from a decrease in salaries, following the efficiency plan, which is detailed in 12 below, and a decrease in the provision for doubtful accounts, which the company recorded during 2009, compared with 2008. Company management reviews the debt makeup of customers on a regular basis and estimates the probability of collection. On this basis, the company records a provision for doubtful accounts. The provision is made either on a specific debt basis, or on an overall basis, on the basis of management estimates of the probability of collecting debts whose collection is in doubt. During 2009, the company recorded a provision for doubtful accounts of $4 thousand compared with a provision of
$814 thousand during 2008, which included a $200 thousand provision against the
Schisser (a swimwear customer) receivable, as a result of creditor actions and legal proceedings taken against Schisser.

OTHER EXPENSES - Impairment of property, plant and equipment and intangible assets. During 2009, the company recorded a decrease in net other expenses of
$496 thousand. This amount includes a provision for an impairment of value of
$237 thousand for "Cut & Sew" segment assets. In the "Seamless" segment, during 2009, the company recorded a decrease in expenses as a result of reversing a provision for impairment of $733 thousand, while during 2008, the company recorded "other expenses" in respect of recording an impairment provision in the Seamless segment of $2,135 thousand.

OPERATING LOSS - during 2009 the operating loss was $20.9 million compared with a 2008 operating loss of $19.2 million. The reasons for the increase in operating loss are explained above (costs and gross loss sections).

OTHER EXPENSES during 2009 totaled $1.3 million and resulted from a loss on the early repayment of a subordinated note (see 6.6 below). During 2008, the company did not record any "other expenses."

FINANCIAL EXPENSES, NET during 2009 totaled $512 thousand, or a decrease of
83.1% compared with net financing expenses of $3.0 million during 2008. The decrease in financing expenses during 2009 resulted mainly from - (1) an appreciation of the Dollar vis-a-vis the New Israel Shekel - the company has excess Shekel-denominated liabilities of $14 million. During 2009, the average representative exchange rate of the Dollar vis-a-vis the New Israel Shekel appreciated by 9.6% and as a result, the company recorded financing income of
$1.9 million further to an erosion of monetary Shekel-denominated items in its financial statements, (2) a sharp decrease in the three-month Dollar LIBOR interest rate on long-term loans, net, from 1.43% on December 31, 2008 to 0.25%
on December 31, 2009. During 2009, the company recorded interest expenses of
$276 thousand on long-term loans compared with interest expenses of $765 thousand during 2008, and (3) an offset of financing expenses as a result of the increase in short-term credits from $9.3 million on December 31, 2008, to $14.2 million on December 31, 2009.

TAX BENEFITS - during 2009, the company recorded tax benefits of $5.3 million, compared with tax benefits of $4.7 million during 2008. The increase in tax benefits during 2009 compared with 2008 results mainly from the increase in loss carry forwards and the recognition of a deferred tax asset receivable thereon.
The company has business losses for tax purposes totaling $37.9 million on
December 31, 2009, that can be carry forwarded and are not time-limited.

                                       6

In respect of these balances and other temporary timing differences that can be deducted vis-a-vis employee benefits and the provision for doubtful accounts, the company recorded deferred tax assets of $9,216 thousand (because of the expected use further to deferred tax reserves of $10,887 thousand mainly in respect of property, plant and equipment assets and their expected use by a subsidiary against taxable income). In accordance with IAS 12 "Taxes on Income,"
deferred tax balances of all legal entities are recorded on a net basis under non-current assets and non-current liabilities. In addition, the United States subsidiary has losses from previous years that can be carried forward, totaling
$13,006 thousand on December 31, 2009. In the company's opinion, these losses cannot be used and accordingly no tax asset was recorded there on.

THE 2009 LOSS totaled $17.4 million compared with a 2008 loss of $17.6 million.
The loss per share on a fully diluted basis was $8.2 per share during 2009 compared with $8.3 per share during 2008.

4. LIQUIDITY

Cash flows used in operating activities during 2009 totaled $1.5 million, compared with $7.7 million during 2008.

Cash flows provided by investing activities during 2009 totaled $0.8 million compared with $9.4 million during 2008. The net cash investments in property, plant, and equipment and other intangible assets during 2009 totaled $0.7 million, compared with $3.6 million during 2008.

Cash flows provided by investing activities during 2009 resulted primarily from an early repayment of a subordinated note, as noted in 6.6 below. Cash flows from investing activities during 2008 resulted primarily from the sale of securities and deposits repayment.

Cash flows provided by financing activities during 2009 totaled $1.0 million compared with cash flows used in financing activities of $2.5 million during
2008. The change in cash flows reflects an increase in net bank credits of $1.0 million during 2009, vis a vis $5.5 million during 2008, and a dividend payment to shareholders of $8.0 million during 2008.

Cash and cash equivalent balances on December 31, 2009 totaled $1.9 million compared with $1.6 million on December 31, 2008.

Short term bank credits on December 31, 2009 totaled $14.2 million compared with
$9.3 million on December 31, 2008. Long-term loan balances on December 31, 2009 totaled $11.6 million, compared with $15.5 million on December 31, 2008.
Long-term loan balances on December 31, 2009 and December 31, 2008 included current maturities of $4.2 million. These loans bear interest of LIBOR+1%. For additional information on developments in current and long term liability items, see 2 above.

On December 31, 2009, the company's credit line was $29 million, of which the company had already drawn $28 million, through loans and credits.

5. FINANCING SOURCES

During 2009, the company financed its operations through the use of positive working capital including suppliers' credits, and bank credits.

                                       7

6. SIGNIFICANT INFORMATION AS PART OF THE DISCUSSION ON THE ENTITY'S BUSINESS
AFFAIRS.

6.1 EFFICIENCY PLAN

During February 2009, further to the company's operating results, inter alia, because of the global economic crisis and its effects, the company decided on a comprehensive efficiency plan. As part of this decision, the company decided on efficiencies in the production set up by combining a number of production sites operating in Jordan into fewer and larger production sites, a re-organization of the knitting machinery set up for the purpose of improving the utilization of knitting capacity and reducing knitting costs, changes in the development process (in order to respond to production needs already during the development stage), appointment of a quality assurance manager to be responsible for embedding advanced quality assurance systems with exact feedback on the production process with reports directly to the company's CEO, a transfer of pressing operations from Jordan to Israel, the setup of a central sewing unit which is located at the plant, in order to reduce any time lags between the various production stages in favor of shortening the supply time to the customer, decreasing waste, and cutbacks in company manpower by 15%.

Moreover, the company expanded its marketing efforts in Europe, started marketing efforts to customers in the local market, and for the first time opened up "Tefron Outlet" shops in Israel with the intent of expanding its customer base, to diversify into new markets, and as part of the strategy of making use of the company's excess finished products and raw materials. In addition, at the end of 2008, the company closed its dyeing plant in Israel, which had supplied only a small part of its dyeing operations. The company transferred all dyeing operations to subcontractors, with whom it has long-term intensive commercial ties. During the third quarter of 2009, the company completed adoption of its efficiency plan, resulting in significant cost savings during 2009.

6.2 REVERSE SPLIT OF ORDINARY SHARES

On January 20, 2009, a special General Meeting approved a reverse split of the company's share capital, such that each 10 ordinary shares of NIS 1 par value each, were converted into 1 ordinary share of NIS 10 par value each. The effective date for this reverse split was January 22, 2009, with the start of trading on the Tel Aviv Stock Exchange. Furthermore, the General Meeting of
shareholders approved an increase in the company's authorized share capital, from 4,999,550 shares of NIS 10 par value each to 6,999,550 shares of NIS 10 par value each.

6.3 MERGER OF THE TEFRON AND HI-TEX DIVISIONS

In order to streamline the management, operations and arrangements with customers and suppliers, during January 2009, the group transferred all intimate apparel and active wear activity to its subsidiary, Hi-Tex, while maintaining the swimwear activity in Macro Clothing Ltd. For this purpose, Tefron transferred most of its assets to Hi-Tex against an allocation of additional
Hi-Tex shares, in an exempt transaction, pursuant to Section 104 of the Israel
Income Tax Ordinance. From January 2009, all contacts by company customers and most of its suppliers vis-a-vis intimate apparel and active wear are only with
Hi-Tex, as opposed to the previous situation, when customers and suppliers were required to make separate contacts vis-a-vis Tefron and vis-a-vis Hi-Tex. As of report date, Tefron manages the operations of Hi-Tex, Macro as well as the other group companies, with most of the assets and liabilities held by Hi-Tex and
Macro. All shares of Hi-Tex and Macro are owned by Tefron.

                                       8

6.4 CHANGES IN THE STATUS OF SENIOR OFFICEHOLDERS OF THE COMPANY

6.4.1 On June 22, 2009, Mr. Micha Korman, a company director, submitted his resignation. The reasons for his resignation included director's claims regarding the conduct of company officeholders, undertakings between them and company directors, and the company's preparations vis-a-vis the 2009 budget.
Further to the notice of resignation, the company stated, that because of claims against Mr. Korman, as noted above, on May 28, 2009, it decided to form a committee to investigate these claims. The committee is made up of five company directors (including all members of the company's Audit Committee, except for
Mr. Korman) and the company's external legal counsel.

The committee recommended that there could be an improvement in the flow of information between company officeholders, and that the company should take steps to update all directors on a regular basis and as soon as possible vis-a-vis any significant changes at the company. The committee stated that the company's preparations for the budget were reasonable in light of the circumstances, including the uncertainty in the marketplace and the changing environment, was prepared in good faith and on the basis of reasonable data.
Besides the conclusions that were detailed in the report that was published and is publicly available, the committee did not find any need to make any conclusions regarding the conduct of company officeholders and did not find any exceptions in the conduct of the company vis-a-vis the issues that were checked.

6.4.2 On July 7, 2009, Mr. Ronny Grundland, manager of the Macro Clothing Ltd.
subsidiary, announced termination of his agreement to provide management services to the subsidiary.

6.4.3 On July 8, 2009, Mr. David Pillar was appointed CEO of the Macro Clothing
Ltd. subsidiary.

6.4.4 On September 30, Mr. Yarom Oren announced termination of his tenure as director of the company further to his appointment as CEO of Delek Real Estate and further to the fact that he would not be able to dedicate the time required for his position as a company director.

6.4.5 On November 15, 2009, the company's CEO, Mr. Adi Livneh announced his resignation. The Board of Directors of the company formed a committee to recruit candidates for the position of company CEO. Mr. Livneh retired on December 31,
2009. The retirement arrangements with Mr. Livneh included a payment for waiver of early notice of $31 thousand, and a waiver by Mr. Livneh of his social benefits, vacation, and other expenses of $46 thousand.

6.4.6 On January 17, 2010, Mr. Amit Meridor was appointed company CEO. For additional details, see 7.2 below.

6.4.7 On December 31, 2009, Mr. David Gerby ceased to function as division manager.

6.5 RESTATEMENT OF THE FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDING
MARCH 31, 2009

The financial statements for the three-month period ending March 31, 2009 included a restatement in order to reflect the effect of a cutoff error in recording expenses involved in the purchase of goods by the Macro Clothing Ltd.
subsidiary. The subsidiary did not match the purchase of goods with the period in which they were sold during the report year. The error was corrected immediately in the statements for the three-month period ended March 31, 2009.
The error did not have any effect on the operating results of the company for the year ending December 31, 2009 and for periods afterwards.

                                       9

The correction that was recorded in the financial statements for the three-month period ended March 31, 2009 involved an additional expense of $653 thousand for the purchase of goods.

6.6 SALE OF A SUBORDINATED NOTE

On September 24, 2009, the company and AlbaHealth LLC ("Alba") agreed to an early repayment of the subordinated note, which Tefron had received as part of the sale of Alba's shares. According to the agreement, Alba paid Tefron $1,715 thousand, and settled all interest payments that were in arrears. The company recorded a capital loss of $ 1,285 thousand on the early repayment in its 2009 financial statements.

6.7 LEGAL CLAIMS SUBMITTED BY TWO FORMER EMPLOYEES

Two legal claims, totaling $ 600 thousand, were submitted against the company by two former employees, following allegations regarding cessation of the employment relationship. At this stage, the claims are only at their preliminary stages.

6.8 OPTIONS GRANTED TO EMPLOYEES

On November 15, 2009, the company's Board of Directors approved a grant of
54,000 options (not listed for trading) to purchase 54,000 ordinary shares, NIS
10 par value each to five senior officeholders of the company, who are not interested parties of the company and will not become interested parties of the company after the grant. The grant of the options to the offerees was effected in accordance with the option plan for employees, officeholders and consultants that was adopted by the company's Board of Directors during September 1997, and amended during January 2003.

The entitlement to exercise the options vests over a period of three years from the date of initial employment of each of the offerees (except vis-a-vis one offeree, with vesting from the date of granting the options). The option exercise price is NIS 19.9, which reflects the average closing market price of company shares on the stock exchange during the 10 trading days preceding the date of decision by the Board of Directors regarding the grant.

7. SUBSEQUENT EVENTS

7.1 During the first quarter of 2010, the company started adoption of its turnaround plan with the intent to return the company to profitability, involving its entire management setting up teams in key fields as detailed below, establishing detailed operating and commercial targets, with regular follow-up on progress in all fields of operations. Following are the main points of the company's plan:

1. A significant improvement in compliance with supply times for customer orders, by cross-company planning, managerial focusing on customer targets, solving key problems in product quality and operating bottlenecks.

2. Follow-up handling and reducing production waste, including quality and logistic waste. The handling includes analysis and identification of key problems in the knitting, fixation, dyeing and sewing functions, improvements in quality control at the early stages of production, waste measurement, and management at the production floor level and at various workstations, and improvement and optimization of quantity planning to reduce logistic waste.

                                       10

3. Efficiency steps on the company's production work floor by improving efficiency and output mainly during the knitting and sewing functions. The efficiency steps include measuring and offering incentives to employees on the production lines, using appropriate measures and objectives, a change in work processes, employee training and increased controls over the production process.

4. Reducing the company's purchasing costs, mainly vis a vis raw materials, textile finishings, and ancillary products, through locating alternative suppliers mainly in East Asian countries to increase competition between the suppliers, and through developing products with cheaper alternative raw materials. In addition, the transportation, shipping, and delivery functions, which are important cost elements in the company's development, will be reviewed.

5. Savings and efficiencies in management and general expenses. As part of these steps, the company signed an agreement with owners of the asset on which the company's Teradion plant is located, as noted in 7.5 below. The agreement with the asset owner and the evacuation of the building will contribute to a savings of more than NIS 4 million each year. At the same time, the company is considering all other expenses and any possible reductions.

6. Analysis and improvement of the product mix and pricing, and customers in order to prevent any erosion in selling prices, and an exit from small products and customers yielding low profitability and contribution.

7. Recruiting key personnel in the textile and apparel fields to expand the knowledge base of the company. As part of these efforts, the company has recruited Mr. Amit Meridor for the position of company CEO. Amit contributes tens of years of managerial experience, including 15 years with Nilit Ltd, a producer of high quality fibers. For additional details on Mr. Amit Meridor, and the terms of his employment, see notes 6 and 7, included under Part D of this report - "Additional Details on the Entity."

8. A restructuring of the company's debt structure vis-a-vis banks. As noted in
7.4 below, the company signed an agreement to restructure its bank debt and improves its financing expenses.

7.2 APPOINTMENT OF A NEW CEO

On January 17, 2010, the company's Board of Directors approved the employment contract with Mr. Amit Meridor, the incoming company CEO, effective January 21,
2010. For additional details regarding Mr. Amit Meridor and the terms of this employment, see notes 6 and 7, included under Part D of this report -
"Additional Details on the Entity."

7.3.  RIGHTS OFFERING PROSPECTUS, SHELF PROSPECTUS, AND A PRIVATE PLACEMENT

On February 26, 2010, the company published a rights offering prospectus with the United States Securities and Exchange Commission, and a rights offering prospectus with the Israel Securities Authority and the Tel Aviv Stock Exchange.
The prospectus included a rights offering of up to 1,578,975 ordinary shares, at a par value of NIS 10 each of the company, at a price of $3.8 per share. The share rights offer to shareholders of the company was at a ratio of 1 unit for each 1.406 shares.

After Norfet announced that it could not participate in the rights offering because of regulatory concerns, the company chose to raise funds through an integrated rights offering and private placement with Norfet and/or any of its representatives, under which Norfet is committed to invest, against a private placement of shares, an amount that will complement the overall proceeds of the company from the rights offering and private placement, up to $4 million.

                                       11

As part of the rights offering, the company raised $2,867 thousand from its shareholders, against an issue of 754,384 ordinary shares of the company. Under the private placement, the company raised an additional $1,133 thousand, and in total, raised $4 million (gross).

In addition, the company published a shelf prospectus for:

(A.) up to 3 million ordinary shares, of NIS 10 par value each of the company.

(B.) up to 10 series of convertible bonds, with each bond series at a par value of up to NIS 500 million available for repayment in one payment or a number of equal payments.

(C.) up to 10 series of options, with each option series including not more than
3 million options available for conversion in a manner that each option will be available for conversion into 1 ordinary share, NIS 10 par value each of the company, against a payment in cash of the exercise price linked to an indexation basis.

(D.) up to 10 series of options, with each option series including not more than
200 million options available for conversion in a manner that each option will be available for conversion into NIS 100 par value bonds of series A. through T of the company, against a payment in cash of the exercise price linked to an indexation basis.

(E.) up to 10 series of commercial papers (series 1 through 10), with each series of commercial paper at a par value of up to NIS 500 million available for repayment in one or more payments.

7.4 FINAL AGREEMENT WITH THE BANKS THAT FINANCED THE COMPANY'S CREDIT LINE

On March 2, 2010, the company signed a final agreement ("final agreement") with the banks, including a restructuring of the financing that the banks provide the company. For additional details regarding the final agreement, see note 24B to the financial statements, included under Part C. of this report.

Under the final agreement, the company received credit lines of up to $30.75 million. The restructuring of debt vis-a-vis the banks includes a split of the debt into short-term debt, and loans of $5 million for a period of 6 years, and loans of $15 million for a period of 10 years. Said loans totaling $20 million are repayable one after the other, from the third year after providing the loans, and up to the ninth year, with an annual principal repayment of $1.25 million. The $11.25 million balance of principal will be repayable at the end of the 10th year from the date of providing the loans. Said restructuring grants the company a grace period of three years without any principal repayments, and another seven years when only $1.25 million will be repaid vis-a-vis annual principal repayments of $4 million during 2008 and 2009. Said loans repayment also reduces the company's negative cash flows from financing activities vis-a-vis previous years.

Before signing the final agreement, on December 2, 2009 the chairman of the
Board of Directors and the chief financial officer of the company received verbal notices from the three banks with which the company is involved in financing agreements stating that each had decided to stop allowing the company's use of its credit line.

To the best of the company's understanding, the banks' decision to stop allowing the company's use of its credit line follows on the banks' opinion that the company will continue to report losses in the coming periods. The decision by the banks was received without warning and notwithstanding the fact that for the purpose of the financial statements of the company as of December 31, 2008,
March 31, 2009 and June 30, 2009 the banks had provided the company with letters of waiver vis a vis their rights to immediate repayment of credits provided to the company, notwithstanding company losses and company noncompliance with one of the financial covenants (the EBITDA covenant) that were set out in the financing agreements between the company and the banks.

                                       12

It should be noted that in the financial statements as of December 31, 2009, the auditors drew attention to that stated in note 1E to the financial statements regarding the company's operations and losses (2) and that noted in note 24B to the financial statements regarding an agreement with the financing banks as noted above. The auditors also noted, as part of their referral, that the ability of the company to comply with its financial liabilities is subject to its complying with new financial covenants during 2010, as noted in note 24.
However, if the company will not comply with the financial covenants and the banks will call their bank credits for immediate repayment, there may be some real difficulty in raising financing from other sources and doubts are raised regarding the continuing existence of the company as a "going concern." The financial statements did not include any adjustments of the values of assets and liabilities of the company and their re-classification, which would be required if the company would not be able to continue as a "going concern."

7.5 On March 21, 2010 the company signed an agreement with REIT 1 Ltd. ("REIT
1"), which holds the rights to three industrial buildings in the Teradion industrial area ("buildings") on which the company's plant and headquarters are located. According to the agreement, the company will pay its full due to REIT 1 and will evacuate the headquarters building and will continue to rent the Hi-Tex
1 and 2 buildings. The agreement that was signed and the full repayment of debt brings to an end the differences of opinion that existed between the parties.
For additional details see note 24D to the company's 2009 financial statements, included under Part C. of this report.

8.  CRITICAL ACCOUNTING ESTIMATES

When preparing its financial statements, company management is required to use its discretion and make estimates, assessments, and assumptions that affect the adoption of accounting policies and the reported amounts of assets, liabilities, income and expense items. The estimates and assumptions that serve for the preparation of the financial statements are reviewed regularly. Changes in any accounting estimates are noted whenever a change in an estimate has been made.
Following are the main assumptions that served as the basis for preparing the financial statements vis-a-vis issues involving any uncertainty as of balance sheet date, critical estimates that were prepared by the company, assumptions and estimates and any material changes of which may change the values of assets and liabilities reported in the financial statements in the next report year:

DEFERRED TAX ASSETS

Deferred tax assets are recognized for unused carry-forward tax losses and temporary differences to the extent that it is probable that taxable income will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and amount of future taxable profits together with future tax planning strategies. See note 16 E. to the financial statements as of December 31, 2009, included under Part C. of this report.

-----------------
(2) THE WORDING OF NOTE 1E TO THE COMPANY'S FINANCIAL STATEMENTS AS OF DECEMBER
31, 2009 IS AS FOLLOWS:

The Company incurred a loss of $ 17,393 thousand in the year ended December 31,
2009. Furthermore, in 2009 the Group generated negative cash flow from current operations amounting to $1,476 thousand. The Company has a negative working capital amounting to $6,647 thousand. Due to the crisis in the global economy, the decrease in demands and a continuation of accumulation of significant losses, the Company is required for additional financing sources. The Company's management plans regarding setting additional flow sources required for the financing of working capital for the next year, and for financing its strategic plan are: capital raising from shareholders through rights offering and private placement. In March 2010 the Company had raised through the rights offering to shareholders and private placement to Norfet, or anyone on its behalf, a total of $4 million gross, see note 24 c. In addition, on March 2, 2010, the Company signed an agreement with the banks regarding the credit lines and liabilities as stated in note 24 b. In addition, the Company examines non-bank financing options such as beginning working with factoring companies that allow early payment from customers. There is no certainty that the Company will be successful in finding the stated financing resources.

If and insofar, for any reason whatsoever, the Company will not meet the financial covenants and the banks will demand that the bank credit will be payable immediately, then it will be very difficult to raise financing from other sources. Therefore, this could pose a situation that could jeopardize the continued operations of the Company, and the Company could find it difficult to continue operating as a going concern.

                                       13

PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

The liability for post-employment defined benefit plans is determined using actuarial valuations. Calculation of the liability is based on assumptions, inter alia, vis a vis the rates of capitalization, expected returns on assets, increases in salaries and employee turnover. There is some uncertainty regarding the long-term viability of the defined benefit plans. See note 15 to the financial statements as of December 31, 2009.

PROVISION FOR IMPAIRMENT OF PROPERTY, PLANT, AND EQUIPMENT

The provision for any impairment in value of said assets is recorded up to the recoverable values of said assets, if said amount is less than cost as reported in the financial statements of the company. The recoverable value is the higher of the realizable value less selling costs, and the net value in use as determined on the basis of capitalized cash flows. In order to determine the recoverable value of any asset item, the company has contacted a qualified and independent appraiser. See note 7B to the financial statements, included under
Part C. of this report.

SLOW-MOVING INVENTORY

The company regularly assesses its inventories and aging status and records any provisions for slow-moving inventory as required. In evaluating the ability to use any inventory item in the future, the company bases its assessment on technical information and on assumptions regarding expected order backlogs.

Once every half year, the company makes a full inventory count. Upon completion of the inventory count, the aging and purpose of the inventory are analyzed, with specific consideration for inventory aged more than 270 days. Inventory of less than 270 days is designated for regular use, unless there are specific indications of any problems in using said. The average open inventory period is
80 days.

The inventory reports and the listings of inventory aged more than 270 days per item, are analyzed by teams that include operations, marketing and management personnel, and the guiding criteria includes, inter alia, current orders for products based on the inventory, marketing forecasts for projects which are expected to use the inventory items, the possibility of sales to third parties, the possibility of use as part of special projects for sales through outlet stores or to third parties, the shelf lives, and any future chance of using them.

9. COMPENSATION TO SENIOR OFFICEHOLDERS

The Audit Committee and the Board of Directors of the company from time to time approve officeholders' terms of employment, while considering the challenges that the company faces in general and the relevant officeholders in particular, and the officeholders seniority and position. In addition, the determination of employment terms also considers a mix of employment factors, including option grants.

Regarding option grants, the Board of Directors from time to time decides on option on shares grants to employees and officeholders. These grants are given with the intent of lending said support, for the future development of the company, and to strengthen the recipients vis a vis the challenges that they face.

                                       14

The Board of Directors of the company has approved a reduction of officeholder salaries, as part of a salary reduction program for all employees of the company, by 5 to 15%, according to the salary of the employee, in a manner that higher salaries will bear more of the reduction. This program came into effect during December 2008 and is valid until the end of 2010.

In the Board's opinion, the officeholders' terms of employment are reasonable and fair, and reflect the complexity of their respective positions, and their contribution to the company.

For additional information on compensation to some of the senior officeholders of the company, see Section 6 ("Compensation To Senior Officeholders and
Interested Parties") under "Additional Details of the Entity," included under
Part D. of this report.

10. DONATIONS

The company had previously donated funds on the basis of decisions taken by the
Compensation Committee of the Board of Directors, yet in 2009 did not make any donations. The company does not have any future commitments for donations.

11. EXPOSURE TO MARKET RISKS AND THE MANNER OF THEIR HANDLING

11.1 PARTY RESPONSIBLE TO MANAGE THE ENTITY'S MARKET RISKS

Management of market risks that the company faces is carried out on the basis of a risk management policy determined by the Board of Directors.

The officer responsible for managing the company's market risks, as of report publication, is Mr. Eran Rotem, chief financial officer of the company. For additional details on Mr. Eran Rotem, see 10 of "Additional Details of the
Entity", included under Part D. of this report.

11.2 MARKET RISKS THAT THE COMPANY FACES

During its operations, the group is exposed to various market risks including -
fluctuations in foreign exchange rates, changes in raw material prices and transport costs (mainly because of the effect of fuel price increases on delivery costs), changes in Dollar-based interest rates, a slowdown in world markets, and the degree of economic stability of its business partners, customers and suppliers. Regarding the effect of the current financial crisis on global markets, see 12 below.

11.2.1 THE RISK OF CHANGES IN FOREIGN EXCHANGE RATES

Fluctuations in the foreign exchange rates of the New Israel Shekel and the Euro vis-a-vis the Dollar, affect the company in two planes:

A. Effect on salary expenses and the cost of raw material purchases - a significant part of salary expenses and the cost of raw material purchases are in Shekels - the average exchange rate of the Dollar vis-a-vis the Shekel during
2009 increased by 9.6% compared with 2008. During 2009, the company recorded salary expenses and raw material purchase costs incurred in Shekels of $42 million. The appreciation of the average exchange rate of the Dollar vis-a-vis the Shekel, and hedging transactions entered into by the company, reduced these expenses during 2009 by $3.6 million.

                                       15

B. Effect on company sales - during 2009, 6.0% of company sales were denominated in Euros. During 2009, the average exchange rate of the Euro vis-a-vis the
Dollar weakened by 5.1% compared with 2008, and accordingly company sales in
Dollar terms decreased by $350 thousand. Continued weakness of the Euro - Dollar exchange rates will lead to further reductions in company sales in Europe, in
Dollar terms.

The exposure of the exchange rates of the Shekel and the Euro vis-a-vis the
Dollar includes the exposure of receipts in excess of payments in a foreign currency or in any currency linked thereto, and an exposure of the excess of assets denominated in US Dollars over any liabilities. From time to time, the company considers the feasibility of entering into hedging transactions to cover said exposures, in accordance with its hedging policy. On the basis of this policy, the company enters into forward transactions for the sale of fixed amounts of US Dollars to a bank, on a future date, against consideration in New
Israel Shekels, at a fixed exchange rate, which is determined on the date of the transaction. The amount of money paid to the bank, or received from it, at the closing of the forward contract, is profit or loss as a result of the transaction. According to company policy, each transaction of this nature must be effective, documented and disclosed in the financial statements. During 2009, the company entered into hedging transactions totaling $33 million to cover its exposure because of the weakness of the Dollar against the Shekel. This hedge covers approximately 75% of all Shekel-based payments during 2009.

In addition, during 2009, the company entered into hedging transactions totaling
(euro)4.5 million to cover its exposure because of the weakness of the Euro against the Dollar, further to proceeds from sales received in Euros. This hedge covers approximately 87% of all proceeds received in Euros during 2009. In addition, the company takes steps to increase its sales in Europe and in Israel, which, inter alia, will balance the proceeds regime in a manner that will reduce its degree of risk.

In accordance with the agreement with the banks, as noted in 7.4 above, and a memorandum of understanding with said banks of January 6, 2010, the company closed all open forward contract positions. However, the company is permitted to use its current credit line for forward transactions. As of report date, opening of positions by the company is subject to approval by the banks.

11.2.2 INTEREST RATE RISK - the group is exposed to a risk further to changes in interest rates in the market vis a vis long term loans and short-term loans that bear variable interest rates (linked to the LIBOR or "prime"). The balance of long-term loans of the company on December 31, 2009 was $11.6 million. The company's credit framework, which includes short-term credits, totaled $14.2 million at the end of 2009.

The three-month Dollar LIBOR rate decreased significantly from 1.4% at the end of 2008 to 0.25% at the end of 2009 and up to publication of this report. If this trend will continue, the company will see reductions in its financing expenses.

11.2.3 CREDIT RISKS - the company has no significant concentrations of credit risks. A credit risk may be created by undertakings using a number of financial instruments with one body, or as a result of undertakings with a number of groups having similar economic traits, whose ability to comply with their expected commitments is expected to be affected in a similar manner, by changes in economic or other conditions. Group income is primarily earned from customers located in the United States and Europe. During 2009, 49% of the company's sales were to 24 of its largest customers. Any negative change in open credit days of one of said customers could have a significant negative effect on the company's liquidity. The company regularly monitors its customer debt position, and takes steps to expand its customer base, in order to reduce any credit risk, if possible.

                                       16

11.3 COMPANY POLICY ON MANAGING MARKET RISKS

Risk management is carried out by the company in accordance with a policy approved by the Board of Directors. The Board has charted various guidelines for risk management, as well as specific policies for certain exposures to risk, as will be discussed below.

Regarding monetary assets and liabilities denominated in currencies, which are not the company's functional currency, the company's policy is to reduce its exposure by the use of various hedge instruments, as will be discussed below.

With regards to sales, expenses and costs of materials, which are not denominated in the company's functional currency, the company's policy is to protect the exchange rates by the use of various hedge instruments, as will be detailed below. The forum that deals with this issue includes the company's chief financial officer and treasurer, who on a regular basis together with other financial advisors, examine the volume of hedge transactions currently used by the company for exposure to exchange rates and decide if there is any need to change said. Hedging is effected by using various financial instruments, mainly forward transactions, as discussed in 11.2.1 above.

In accordance with an agreement with certain banks as discussed in 7.4 above, and a January 6, 2010 memorandum of understanding with the banks, the company closed all open forward contract positions. However, the company is allowed to use its current credit line for forward transaction purposes. As of report date, any opening of positions by the company is subject to bank approval.

Regarding credit risks, most of the company's sales are to customers located in
North America (during 2009 approximately 84.8% of all sales were to customers located in North America). The company takes steps to reduce its exposure caused it by its limited sales spread, by using its efficiency plan, which the company started to adopt during February 2009. In addition, as part of its efficiency plan, and as part of company efforts to reduce its exposure vis a vis its sales spread, the company expanded its marketing efforts in Europe and opened stores in Israel. For additional information regarding the geographical markets in which the company operates, see note 22 C to the financial statements as of
December 31, 2009

  BREAKDOWN OF COMPANY SALES, BY GEOGRAPHIC TARGETS, EXPRESSED IN $ THOUSANDS:

                                  YEAR ENDED DECEMBER 31
                           ------------------- -----------------
                                  2009               2008
                           ------------------- -----------------

NORTH AMERICA                           97,975           137,992
EUROPE                                  11,259            28,038
ISRAEL                                   5,335             3,851
OTHERS                                     969             3,948
                           ------------------- -----------------

TOTAL                                  115,538           173,829
                           ------------------- -----------------

The company does not have any interest rate management policy.

                                       17

11.4 SUPERVISION OVER AND EXERCISE OF POLICY

As of report date, Mr. Eran Rotem, the company's chief financial officer, is responsible for effecting the Board's policies. Meeting are held by the Board of
Directors and its committees, from time to time, to discuss market risks, or if any exceptional event has occurred, to discuss any balance sheet and cash flow exposure. The Board of Directors, from time to time, considers the need for certain financial actions or strategies in order to reduce any risks of exposure.

11.5 LINKAGE STATEMENT

     LINKAGE TERMS OF BALANCE SHEET ITEMS AS OF DECEMBER 31, 2009 AND 2008,
                            EXPRESSED IN $ THOUSANDS

                                                                DECEMBER 31, 2009
                         ------------------------------------------------------------------------------------------------
                                                                             IN OTHER       NON MONETARY
                              IN $           IN NIS           IN (EURO)     CURRENCIES        BALANCES          TOTAL
                         --------------- --------------- --------------- ---------------- --------------- ---------------

ASSETS

CASH AND CASH                      1,465             270              34              135               -           1,904
EQUIVALENTS
SHORT-TERM INVESTMENTS               737               -               -                -               -             737
TRADE RECEIVABLES                 11,577           2,026             632              362               -          14,597
OTHER RECEIVABLES                     53           2,827              12                -                           2,892
INVENTORY                              -               -               -                -          19,778          19,778
DEFERRED TAXES, NET                    -               -               -                -           1,409           1,409
PROPERTY, PLANT AND
EQUIPMENT, AND OTHER
INTANGIBLE ASSETS                      -               -               -                -          57,880          57,880
                         --------------- --------------- --------------- ---------------- --------------- ---------------

TOTAL ASSETS                      13,832           5,123             678              497          79,067          99,197
                         --------------- --------------- --------------- ---------------- --------------- ---------------

LIABILITIES

BANK CREDITS                      25,548             299               -                -               -          25,847
TRADE PAYABLES                     1,085          12,931             951               75               -          15,042
OTHER PAYABLES                     2,105           3,561               -                -               -           5,666
EMPLOYEE BENEFIT
LIABILITIES, NET                       -             729               -                -               -             729
OTHER NON-CURRENT
LIABILITIES                            -           1,838               -                -               -           1,838
DEFERRED TAXES, NET                    -               -               -                -           3,080           3,080
                         --------------- --------------- --------------- ---------------- --------------- ---------------
TOTAL LIABILITIES                 28,738          19,358             951               75           3,080          52,202
                         --------------- --------------- --------------- ---------------- --------------- ---------------
EXCESS OF ASSETS OVER
LIABILITIES                      (17,986)        (14,235)           (273)             422          75,987          46,995
                         --------------- --------------- --------------- ---------------- --------------- ---------------

                                       18

                                                                DECEMBER 31, 2008
                         ------------------------------------------------------------------------------------------------
                                                                            IN OTHER       NON MONETARY
                              IN $           IN NIS           IN (EURO)    CURRENCIES        BALANCES          TOTAL
                         --------------- --------------- --------------- ---------------- --------------- ---------------

ASSETS

CASH AND CASH                      1,278              27             259                2               -           1,566
EQUIVALENTS
SHORT-TERM INVESTMENTS               847               -               -                -               -             847
TRADE RECEIVABLES                 21,000           1,118           1,144              184               -          23,446
OTHER RECEIVABLES                  2,431           2,089              38                -               -           4,558
INVENTORY                              -               -               -                -          32,125          32,025
SUBORDINATED NOTE                  2,700               -               -                -               -           2,700
PROPERTY, PLANT AND
EQUIPMENT, AND OTHER
INTANGIBLE ASSETS                      -               -               -                -          66,490          66,490
                         --------------- --------------- --------------- ---------------- --------------- ---------------

TOTAL ASSETS                      28,256           3,234           1,441              186          98,615         131,732
                         --------------- --------------- --------------- ---------------- --------------- ---------------

LIABILITIES

BANK CREDITS                      23,441           1,368               -                -               -          24,809
TRADE PAYABLES                    13,975           9,190           1,991               11               -          25,167
OTHER PAYABLES                     4,432           3,204               -                -               -           7,636
EMPLOYEE BENEFIT
LIABILITIES, NET                       -           2,169               -                -               -           2,169
OTHER NON-CURRENT
LIABILITIES                            -           1,309               -                -               -           1,309
DEFERRED TAXES, NET                    -               -               -                -           6,897           6,897
                         --------------- --------------- --------------- ---------------- --------------- ---------------
TOTAL LIABILITIES                 41,848          17,240           1,991               11           6,897          67,987
                         --------------- --------------- --------------- ---------------- --------------- ---------------
EXCESS OF ASSETS OVER
LIABILITIES                      (13,592)        (14,006)           (550)             175          91,718          63,745
                         --------------- --------------- --------------- ---------------- --------------- ---------------

11.6 SENSITIVITY ANALYSIS

The report is primarily quantitative, while a qualitative report is also available, according to need. The report includes an analysis of sensitivity of the fair values of recognized components. As part of the sensitivity analysis, the effect of changes in market prices on the fair value of said components is checked. As part of the sensitivity analysis, checks were made of the effects of any increases or decreases in certain market prices. Details of exposure to various risks (for example-foreign exchange rates and interest) were reviewed a number of times for the purpose of the sensitivity analysis vis-a-vis each risk separately.

For details regarding the sensitivity analysis vis-a-vis the fair value of financial instruments vis a vis various market risks, see below and note 14 to the financial statements, included under Part C of his report.

All sensitivity tests were made vis-a-vis fair values of financial instruments as of December 31, 2009 and 2008. The sensitivity tests were prepared for financial instruments whose sensitivity to changes in various factors was material.

                                       19

SENSITIVITY ANALYSIS AS OF DECEMBER 31, 2009

                              SENSITIVITY TO CHANGES IN THE DOLLAR/NIS EXCHANGE RATE

                              GAIN (LOSS) FROM CHANGES IN FAIR                        GAIN (LOSS) FROM CHANGES IN FAIR
                                            VALUE                    FAIR VALUE                      VALUE
                             ------------------------------------ ------------------ ------------------------------------
                                    5%                 1%                                   (1)%               (5)%
                             ------------------ ----------------- ------------------ ------------------ -----------------
EXPECTED EXCHANGE RATE          NIS 3.96=$1       NIS 3.81 =$1      NIS 3.78 =$1       NIS 3.74 =$1       NIS 3.59 =$1
                             ------------------ ----------------- ------------------ ------------------ -----------------
                                                              EXPRESSED IN $ THOUSANDS
                             --------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS                   (14)               (3)               270                  3                14
TRADE RECEIVABLES                          (101)              (20)             2,026                 20               101
OTHER RECEIVABLES                          (141)              (28)             2,827                 28               141
SHORT TERM BANK CREDITS                      15                 3               (299)                (3)              (15)
TRADE PAYABLES                              647               129            (12,931)              (129)             (647)
OTHER PAYABLES                              178                36             (3,561)               (36)             (178)
EMPLOYEE BENEFIT
LIABILITIES, NET                             36                 7               (729)                (7)              (36)
OTHER NON-CURRENT
LIABILITIES                                  92                18             (1,838)               (18)              (92)
                             ------------------ ----------------- ------------------ ------------------ -----------------
TOTAL                                       712               142            (14,235)              (142)             (712)
                             ------------------ ----------------- ------------------ ------------------ -----------------

SENSITIVITY TO CHANGES IN LIBOR THREE MONTH DOLLAR-BASED INTEREST RATES

 THE FOLLOWING CALCULATIONS RELATE TO THE CASH FLOW EXPOSURE AND NOT TO THE FAIR VALUE,
                  OF LONG-TERM LOANS TOTALING $ 11,601 THOUSAND

                              GAIN (LOSS) FROM CHANGES IN FAIR                         GAIN (LOSS) FROM CHANGES IN FAIR
                                            VALUE                    FAIR VALUE                     VALUE
                             ------------------------------------ ------------------ ------------------------------------
                                      1%              0.5%                                 (0.5)%              (1)%
                             ------------------ ----------------- ------------------ ------------------ -----------------
EXPECTED INTEREST RATE                     2.25%             1.75%              1.25%              0.75%             0.25%
                             ------------------ ----------------- ------------------ ------------------ -----------------

                                                              EXPRESSED IN $ THOUSANDS
                             --------------------------------------------------------------------------------------------
LONG-TERM LOANS                             (43)              (33)                                   33                43
                             ------------------ ----------------- ------------------ ------------------ -----------------

SENSITIVITY TO CHANGES IN THE NIS - PRIME INTEREST RATE

Occasionally, the company takes short term loans at "prime" interest rates. As of December 31, 2009, the company held Shekel-denominated loans linked to the prime interest rate of NIS 1,130 thousand, and overdraft balances linked to the prime interest rate of NIS 2,166 thousand. As the company tends to take loans linked to the short-term prime interest rate, in low volumes, it has the ability to change the mix of bank overdrafts and short term loans between the various prime interest rate linked tracks, to foreign currency tracks linked to the
LIBOR interest rate. The company has not identified any significant risk, which could result from changes in the prime interest rate.

                                       20

SENSITIVITY ANALYSIS AS OF DECEMBER 31, 2008

                              SENSITIVITY TO CHANGES IN THE DOLLAR/NIS EXCHANGE RATE.

                              GAIN (LOSS) FROM CHANGES IN FAIR                        GAIN (LOSS) FROM CHANGES IN FAIR
                                            VALUE                    FAIR VALUE                     VALUE
                             ------------------------------------ ------------------ ------------------------------------
                                    5%                 1%                                   (1)%               (5)%
                             ------------------ ----------------- ------------------ ------------------ -----------------
EXPECTED EXCHANGE RATE          NIS 3.99=$1       NIS 3.84 =$1      NIS 3.80 =$1       NIS 3.76 =$1       NIS 3.61 =$1
                             ------------------ ----------------- ------------------ ------------------ -----------------
                                                              EXPRESSED IN $ THOUSANDS
                             --------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS                    (1)                -                 27                  -                 1
TRADE RECEIVABLES                           (56)              (11)             1,118                 11                56
OTHER RECEIVABLES                          (104)              (21)             2,089                 21               104
SHORT TERM BANK CREDITS                      68                14             (1,368)               (14)              (68)
TRADE PAYABLES                              460                92             (9,190)               (92)             (460)
OTHER PAYABLES                              160                32             (3,204)               (32)             (160)
EMPLOYEE BENEFIT
LIABILITIES, NET                            108                22             (2,619)               (22)             (108)
OTHER NON-CURRENT
LIABILITIES                                  65                13             (1,309)               (13)              (65)
                             ------------------ ----------------- ------------------ ------------------ -----------------
TOTAL                                       700               141            (14,006)              (141)             (700)
                             ------------------ ----------------- ------------------ ------------------ -----------------

SENSITIVITY TO CHANGES IN LIBOR THREE MONTH DOLLAR-BASED INTEREST RATES

                THE FOLLOWING CALCULATIONS RELATE TO THE CASH FLOW EXPOSURE AND NOT TO THE FAIR VALUE,
                                   OF LONG-TERM LOANS TOTALING $ 15,486 THOUSAND AND
                                     A SUBORDINATED NOTE TOTALING $ 3,000 THOUSAND

                              GAIN (LOSS) FROM CHANGES IN FAIR                         GAIN (LOSS) FROM CHANGES IN FAIR
                                            VALUE                    FAIR VALUE                     VALUE
                             ------------------------------------ ------------------ ------------------------------------
                                      1%               0.5%                                 (0.5)%             (1)%
                             ------------------ ----------------- ------------------ ------------------ -----------------
EXPECTED INTEREST RATE                    2.425%            1.925%             1.425%             0.925%            0.425
                             ------------------ ----------------- ------------------ ------------------ -----------------

                                                              EXPRESSED IN $ THOUSANDS
                             --------------------------------------------------------------------------------------------

LONG-TERM LOANS                            (297)             (149)                                  149               297
SUBORDINATED NOTE                            80                40                                   (40)              (80)
                             ------------------ ----------------- ------------------ ------------------ -----------------
TOTAL                                      (217)             (109)                                  109               217
                             ------------------ ----------------- ------------------ ------------------ -----------------

SENSITIVITY TO CHANGES IN THE SHEKEL-BASED PRIME INTEREST RATE

Occasionally, the company takes short term loans at "prime." As of December 31,
2008, the company had open Shekel loans of NIS 5,200 thousand at "prime" and open over draft balances of NIS 1,904 thousand at "prime." As the company tends to take short-term loans at "prime" in low volumes, and as it has the ability to change the mix of overdrafts and short-term loans, between various prime-linked tracks to foreign currency linked tracks at LIBOR, the company does not identify any significant risk, which could result from fluctuations in the prime interest rate.

                                       21

12. THE CRISIS IN GLOBAL FINANCIAL MARKETS.

The global financial crisis and the slowdown in real economic activities which developed during 2008, caused, inter alia, serious damage to global financial markets, to significant decreases and fluctuations in global and local stock markets, to a worsening of the credit crisis, to decreases in the value of assets held by the public, and a significant slowdown and to uncertainty in economic activities. As a result, many global economies, including the United
States and many countries in Europe, fell into recession, with signs also seen in Israel.

During the first quarter of 2009, the weakening in economic activities noted
during the second half of 2008 continued. From the second quarter of 2009, there was a certain degree of recovery that eventually became stronger in most sectors of the Israeli economy. Various global economies are now seeing a similar recovery with a recovery in real activities.

At the same time, over the last two years, the Israeli economy witnessed a number of other developments, inter alia, such as significant fluctuations in the exchange rates of major foreign currencies vis-a-vis the Shekel and an increase in inflation.

The economic situation and recession in the company's target markets, could have an effect on consumers consumption patterns in the company's fields of operation and on the strength of demand. The company is taking steps to share the economic burden and commercial risks with its suppliers and customers by demanding that its suppliers accept commercial terms in their undertakings with the company, similar to commercial terms that the company's customers demand of it.

Against the background of a global recession, the company has formulated an efficiency plan as noted in 6.1 above. During the first quarter of 2010, the company began a turnaround plan, as noted in 7 above.

13. DIRECTORS HOLDING ACCOUNTING AND FINANCIAL EXPERTISE.

In accordance with provisions of Section 92 (A.) (12) of Companies Law and
Companies Regulations (Conditions and Tests for a Director with Accounting and
Financial Expertise and a Director with Professional Skills) - 5766-2005
("Regulations"), on March 8, 2006 the Board of Directors of the company decided that the minimum number of directors to hold accounting and financial expertise appropriate for the company is two. This decision took into account the nature of accounting issues, the accounting control issues that surface when preparing the company's financial statements, considered the company's field of activities, its size and complexity, and the make-up of the Board of Directors in general, which includes individuals having business and professional experience enabling them to handle the company's administrative issues, as well as reporting issues.

As of report date, at least three directors have accounting and financial expertise, in accordance with Section 92 (A.) (12) of Companies Law and
Regulations on Expertise, this on the basis of their education and experience:
Mr. Yacov Gelbard, Mr. Avi Zigelman, and Mr. Yacov Elinav.

For additional details regarding Mr. Yacov Gelbard, Mr. Avi Zigelman, and Mr.
Yacov Elinav, see 9 in Part D of this report - "Additional Details on the
Entity."

                                       22

14. THE COMPANY'S INTERNAL AUDITOR.

14.1 NAME:

Mr. Ofer Orlitzky, C.P.A. serves as internal auditor of the company.

14.2 BEGINNING OF THE INTERNAL AUDITOR'S TENURE:

The internal auditor began his tenure during February 2002.

14.3 COMPLIANCE WITH TERMS OF SECTIONS 3 (A.) AND 8 OF THE INTERNAL AUDIT LAW,
5752-1992 ("INTERNAL AUDIT LAW") AND SECTION 146 (B.) OF COMPANIES LAW:

The office of Lion, Orlitzky & Co., complies with the provisions of Sections
3 (A.) and 8 of The Internal Audit Law, 5752-1992 ("Internal Audit Law") And
Section 146 (B.) Of Companies Law, 1999.

14.4 HOLDINGS OF SECURITIES OF THE COMPANY OR OF A BODY RELATED TO IT:

As of report date, the company is not aware of any holdings by the office of
Lion, Orlitzky & Co., itself and/or by any of its employees, of securities of the company or of a body related to it.

14.5 SIGNIFICANT BUSINESS CONNECTIONS OR OTHER SIGNIFICANT CONNECTIONS WITH THE
COMPANY, OR WITH A BODY RELATED TO IT:

None.

14.6 IS THE AUDITOR AN EMPLOYEE OF THE COMPANY, OR DOES HE PROVIDE EXTERNAL
SERVICES TO THE COMPANY:

No.

14.7 MANNER OF APPOINTMENT.

The internal auditor was appointed to his position on February 18, 2002 by the
Board of Directors, in accordance with provisions of the Internal Audit Law, and considering his experience in the field of internal audits.

14.8 THE OFFICER RESPONSIBLE FOR THE INTERNAL AUDITOR

The party responsible at the organization for the internal auditor is Mr. Amit
Meridor, company CEO.

14.9 AUDIT PLAN

The internal audit plan is a yearly plan that is submitted by the internal auditor to the company's Audit Committee. The Audit Committee considers the issues, and consults with company management. Approval of the plan is after consideration of the importance of issues, a check of the administrative processes and recommendations of the internal auditor. The annual audit plan was approved by the Audit Committee in accordance with provisions of Section 149 of
Companies Law, 5759-1999. The internal auditor is not permitted to deviate from his audit plan.

                                       23

14.10 SCOPE OF EMPLOYMENT.

The position of the internal auditor and the team that he leads, is determined on a yearly basis by the Audit Committee. For 2009, the internal auditor was allotted 420 hours. In the company's opinion, the scope and nature of the internal auditor's audit plan is reasonable under the circumstances, and is sufficient to achieve the objectives of the internal control, as the issues that were chosen are significant for the company and will be checked from various aspects.

14.11 PREPARATION OF THE AUDIT (PROFESSIONAL STANDARDS ADOPTED BY THE INTERNAL
AUDITOR FOR PREPARING THE AUDIT PLAN):

In accordance with information provided to company management by the internal auditor, the internal audit was carried out in accordance wiFh accepted professional standards. The Board of Directors of the company depended on the report of the internal auditor regarding his compliance with professional standards used in preparing his audit.

14.12 ACCESS TO INFORMATION.

The internal auditor will be given total freedom and unrestricted access to all information systems of the company, including access to financial information of the company, as required by Section 9 of the Internal Audit Law.

14.13 REPORTS BY THE INTERNAL AUDITOR.

During the year, the internal auditor reports regularly and in writing to the chairman of the Board of Directors, the CEO, the chairman of the Audit Committee and to the company's auditors. Generally speaking, on a quarterly basis, a discussion is held by the Audit Committee on the internal auditor's findings.

14.14 DURING 2009, THE FOLLOWING REPORTS WERE SUBMITTED AND DISCUSSED:

On May 26, 2009, the Audit Committee discussed the report submitted by the internal auditor regarding follow-ups on decisions of Audit Committee regarding reports submitted by the internal auditor. The report was submitted to members of the Audit Committee some time before convening the meeting. In addition, on
March 25, 2010 the Audit Committee discussed a report submitted by the internal auditor regarding the purchase of raw and ancillary materials. The internal audit work on this issue was completed during 2009.

14.15 THE BOARD OF DIRECTORS' ASSESSMENT OF THE ACTIVITIES OF THE INTERNAL AUDITOR:

In the opinion of the Board of Directors, the nature and continuity of the internal audit, and the audit plan are reasonable, and are sufficient to achieve the objectives of the internal audit.

14.16 COMPENSATION.

As compensation for his work, during 2009 the company paid the internal auditor
$4 thousand. In the Board's opinion, the compensation is reasonable, and is not an amount that could affect the judgment of the internal auditor in carrying out his position.

                                       24

15 THE AUDITOR.

15.1 Kost, Forer, Gabbai, and Kasierer, a member firm of the Ernst & Young
Group, serves as auditors of the company.

15.2 Professional fees paid to the auditor for audit, audit-related, and tax services to the company during 2009 totaled $354 thousand, and in 2008 totaled
$264 thousand. The number of hours provided by the auditor during 2009 totaled
5,704 hours, compared with 5,653 hours during 2008. The following is a breakdown of professional fees paid during 2009 and 2008:

                                 2009       2008
                               ---------------------
                                    $ THOUSAND
                               ---------------------

AUDIT AND TAX SERVICES                315        249
OTHER SERVICES                         32         15
                               ---------- ----------

TOTAL                                 347        264
                               ---------- ----------

15.3 The professional fees submitted by the auditor were approved by the Board of Directors. The decision was based on the number of hours involved and on the company's previous experience with the auditor.

16. THE PROCESS OF APPROVAL OF THE INTERIM AND ANNUAL FINANCIAL STATEMENTS

The company's Board of Directors is the forum, which discusses the interim and annual financial statements and gives its approval, after the Balance Sheet
Committee, which has convened earlier on, considers the draft financial statements together with company management and the auditor and submits its recommendations thereon.

The makeup of the Balance Sheet Committee is as follows:

           NAME                    POSITION
--------------------------- ------------------------

       Yacov Elinav            External director
        Eli Admoni             External director
      Shirith Kasher               Director
       Avi Zigelman                Director

The reports submitted for discussion by the Balance Sheet Committee and the
Board of Directors, including the financial statements, are sent to members of the committee and the Board of Directors within a reasonable timeframe, before the meetings convene. Members of the Board of Directors submit, if required, questions and requests for additional information to the company's chief financial officer, and/or to the CEO.

During meetings of the Balance Sheet Committee and the Board of Directors, the
chief financial officer reviews the financial statements and the main issues involved in the financial reporting, as discussed at the Audit Committee.

                                       25

The company's auditor is invited and is present at meetings of the Board of
Directors and the Balance Sheet Committee called to discuss the interim and annual financial statements. The auditor covers various issues that were brought up during the review of the financial statements or the audit of the financial statements, as relevant, and is available to members of the board and members of the Audit Committee for all questions and clarifications regarding the financial statements before their approval.

On March 25, 2010, a meeting of the Balance Sheet Committee was held to discuss the financial statements for the year ended December 31, 2009. At the meeting,
Mr. Yacov Elinav, Mr. Eli Admoni and Mr. Avi Zigelman participated as members of the Balance Sheet Committee.

17. DISCLOSURE ON INDEPENDENT DIRECTORS

As of publication of this financial statement, the company has not adopted provisions of Section 219 (E.) of Companies Law, 5759-1999, regarding the number of independent directors.

18. COMPANY PREPARATIONS REGARDING THE EFFECTIVENESS OF INTERNAL CONTROLS ON
FINANCIAL REPORTING AND DISCLOSURES

On November 24, 2009 the Finance Committee of the Knesset passed the proposal of the Securities Authority to adopt regulations which deal with the internal control system over financial reporting and disclosure in a corporation, so that they will supply a reasonable level of certainty regarding the trustworthiness of the statements and in meeting the provisions of the law - Securities
Regulations (Periodic and Immediate Reports)(Amendment No. 3) - 2009
(hereinafter: "the Amendment"). The amendment was published in the Government
Gazette in December 2009. The object of the Regulation is to improve the quality of financial reporting and disclosure in reporting corporations through three main elements:

     a.   Issuing a report by the Board of Directors and the Company's management relating to the effectiveness of the internal control over financial reporting and disclosure.

     b.   Issuing a personal declaration by the CEO and the most senior officer in the financial field in the Company, according to which, inter alia, in their opinion, the financial statements and the other financial information included in the statements do not include any incorrect presentation of a significant fact, and no significant presentation is lacking which is required in order that the presentations included in them will not be misleading, and that in their opinion, the financial statements and the other financial information included in the statements fairly reflect, from all material aspects, the financial position, results of operations and cash flows of the Company and that they evaluated the effectiveness of the internal control on the financial reporting and disclosure, as far as it relates to the financial statements and the other financial information included in this statements.

     c.   An attachment to the Periodic Report of the Auditor's opinion regarding the effectiveness of the internal control over the financial reporting in the Company and relating to significant weaknesses that he identified in this control.

                                       26

The start of these provisions will apply from the Periodic report as at December
31, 2010 (hereinafter: "the starting date"). Notwithstanding the aforesaid, according to the provisions of the Regulations in the period from the publication of the amendment until the date of its implementation, the Board of
Directors shall board would have details regarding the stages of preparedness and progress of the Corporation in implementing the provisions of the amendment
(hereinafter: "implementation of the project").

Disclosure regarding the steps that the Company took to implement the project up to the date of this report:

The person responsible in the Company to implement the project is Mr. Eran
Rotem, the Company's chief financial officer.

We should mention that due to the Company being traded on the stock exchange in the US, it is subject to the provisions of the Sarbanes Oxley (SOX) Law in general, including Section 302 regarding the examination of the suitability and quality of the controls in the organization, Section 404 regarding the Managers'
declaration and Section 906 which stipulates the criminal liability of anyone violating the provision of this Law. The main parts of the Law relating to increasing reporting and disclosure, the authority and obligations of the Audit
Committee, the responsibility of the Managers, enforcement, sanctions and punishments and increasing the independence of the external auditors.

For the purpose reporting on internal controls, the Company took the following steps:

a.   The main processes in financial reporting and disclosure were mapped and the existing controls and related procedures were documented.

b.   The risks in the financial reporting and disclosure were identified, while identifying the significant control processes which give a response to these risks.

c.   The differences between the existing controls and the desirable controls were mapped.

d.   The Company is in the process of examining the effectiveness of the controls, identifying defects and correcting them.

Of all the processes mapped, the processes defined as very important for financial reporting and disclosure are:

     1.   The process of closing the financial statements.

     2.   (ELC - Entity Level Control) controls at the organizational level.

     3.   (ITGC) controls over the information systems.

     4.   The revenues process.

     5.   The purchasing process.

     6.   The inventory process.

                                       27

In the years 2007 to 2009 when the above steps were carried out, a significant weakness was found in the controls regarding the process of closing the financial statements as a result of an error in the cut-off of recording expenses for the purchase of products of a subsidiary. The error was corrected retrospectively in the statements for the period of three months ended December
31, 2009. As a result of this error, the Company strengthened the internal controls organization connected with supervising the reporting parcels received from the subsidiaries.

THE BOARD AND MANAGEMENT WISH TO EXPRESS THEIR THANKS TO TEFRON'S EMPLOYEES.

 ------------------------------     ------------------------------    ------------------------------
          YACOV GELBARD                      AMIT MERIDOR                      ERAN ROTEM
CHAIRMAN OF THE BOARD OF DIRECTORS     CHIEF EXECUTIVE OFFICER          CHIEF FINANCIAL OFFICER

                             MISGAV, MARCH 28, 2010

                                       28

                        TEFRON LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2009

                            U.S. dollars in thousands

                        TEFRON LTD. AND ITS SUBSIDIARIES

            CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009
                            U.S. DOLLARS IN THOUSANDS

                                      INDEX

                                                                           PAGE
                                                                         --------

Report of Independent Registered Public Accounting Firm                    F-2

Consolidated Balance Sheets                                                F-3

Consolidated Statements of Income                                          F-4

Consolidated Statements of Comprehensive Income                            F-5

Consolidated Statements of Changes in Equity                               F-6

Consolidated Statements of Cash Flows                                    F-7-F-8

Notes to Consolidated Financial Statements                               F-9-F-69

Appendix to Consolidated Financial Statements - List of subsidiaries       F-70

                                      F - 1

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972(4)8654000 Fax: 972(3)5633439 www.ey.com.il

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
                  TO BOARD OF DIRECTORS AND THE SHAREHOLDERS OF
                                   TEFRON LTD.

     We have audited the accompanying consolidated balance sheets of Tefron Ltd.
("the Company") as of December 31, 2009 and 2008 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years ended December 31, 2009, 2008 and 2007. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditor's Regulations
(Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2009 and 2008, and the results of their operations, changes in equity and cash flows for each of the years ended
December 31, 2009, 2008 and 2007, in conformity with International Financial
Reporting Standards ("IFRS") and with the provisions of the Israeli Securities
Regulations (Annual Financial Statements), 2010.

     Without qualifying our opinion, we draw attention to Note 1e to the financial statements about the Company's business and losses, and to Note 24 on events subsequent to the balance sheet date, which include Rights offering,
Private placement and finance agreement with the banks. The Company's ability to meet its obligations depends on its ability to comply with its new covenants during 2010, as discussed on Note 24. If the Company will not comply with the covenants and the banks will demand that the credit will be payable immediately, then the Company's ability to raise financing from other sources will be very limited. Therefore, this could raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

                                            Kost Forer Gabay & Kasierer
                                   A member firm of Ernst & Young Global Limited

Haifa,
March 28, 2010

                                      F - 2

                                                                     Tefron Ltd.
Consolidated Balance Sheets
--------------------------------------------------------------------------------

                                                                                        AS OF DECEMBER 31,
                                                                                     --------------------------
                                                                                       2009              2008
                                                                                     ---------        ---------
                                                                              NOTE         $ IN THOUSANDS
                                                                            -------- --------------------------

 ASSETS

 CURRENT ASSETS

 Cash and cash equivalents                                                           $   1,904        $   1,566
 Short-term investments                                                                    737              847
 Trade receivables, net                                                          4      14,597           23,446
 Other current assets                                                            5       2,892            4,558
 Inventories                                                                     6      19,778           32,125
                                                                                     ---------        ---------
                                                                                        39,908           62,542
                                                                                     ---------        ---------

 NON-CURRENT ASSETS

 Subordinated note receivable                                                    9           -            2,700
 Deferred taxes, net                                                            16       1,409                -
 Property, plant and equipment, net                                              7      56,920           64,469
 Goodwill and other intangible assets, net                                       8         960            2,021
                                                                                     ---------        ---------

                                                                                        59,289           69,190
                                                                                     ---------        ---------
                                                                                     $  99,197        $ 131,732
                                                                                     =========        =========
 LIABILITIES AND EQUITY

 CURRENT LIABILITIES

 Short-term loans (including current portion of long term - loans)           10,13   $  25,847        $  24,809
 Trade payables                                                                 11      15,042           25,167
 Other current liabilities                                                      12       5,666            7,636
                                                                                     ---------        ---------
                                                                                        46,555           57,612
                                                                                     ---------        ---------

 NON-CURRENT LIABILITIES

 Employee benefit liabilities, net                                              15         729            2,169
 Deferred taxes, net                                                            16       3,080            6,897
 Other non-current liabilities                                                  12       1,838            1,309
                                                                                     ---------        ---------
                                                                                         5,647           10,375
                                                                                     ---------        ---------

 EQUITY ATTRIBUTABLE TO HOLDERS OF THE                                          18
   PARENT

 Share capital                                                                           7,518            7,518
 Additional paid-in capital                                                            107,522          107,104
 Accumulated deficit                                                                   (60,666)         (43,739)
 Treasury shares                                                                        (7,408)          (7,408)
 Other capital reserves                                                                     29               23
                                                                                     ---------        ---------

                                                                                        46,995           63,498
 Employee stock options in a subsidiary                                                      -              247
                                                                                     ---------        ---------

 TOTAL EQUITY                                                                           46,995           63,745
                                                                                     ---------        ---------

                                                                                     $  99,197        $ 131,732
                                                                                     =========        =========

   March 28, 2010
---------------------    ----------------------------------  ------------     ----------
Certification date of            YA'AKOV GELBARD             AMIT MERIDOR     ERAN ROTEM
financial statements     Chairman of the Board of Directors       CEO            CFO

            THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN
                             INTEGRAL PART THEREOF.

                                      F - 3

                                                                     Tefron Ltd.
Consolidated Statements of Income
--------------------------------------------------------------------------------

                                                                                  YEAR ENDED DECEMBER 31,
                                                                       -------------------------------------------
                                                                          2009             2008             2007
                                                                       ---------        ---------        ---------
                                                                                    $ IN THOUSANDS
                                                               NOTE          (EXCEPT FOR PER SHARE DATA)
                                                              ------   -------------------------------------------

 Sales                                                                   115,538        $ 173,829        $ 158,614
 Cost of sales, net                                             20a      119,339          167,557          139,145
                                                                       ---------        ---------        ---------

 Gross profit (loss)                                                      (3,801)           6,272           19,469

 Selling and marketing expenses                                 20b       13,842           16,959           12,443
 General and administrative expenses                            20c        3,779            6,406            5,190
 Other expenses (income)                                        20d         (496)           2,135                -
                                                                       ---------        ---------        ---------

 Operating income (loss)                                                 (20,926)         (19,228)           1,836

 Loss from early repayment of subordinated note receivable                 1,285                -                -
 Financial income                                               20e       (1,747)            (319)          (1,401)
 Financial expenses                                             20e        2,259            3,347            2,690
                                                                       ---------        ---------        ---------

 Income (loss) before income taxes                                       (22,723)         (22,256)             547
 Tax benefit                                                     16        5,330            4,677               35
                                                                       ---------        ---------        ---------

 Net income (loss)                                                     $ (17,393)       $ (17,579)       $     582
                                                                       =========        =========        =========

 NET EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO                   21
 EQUITY HOLDERS OF THE PARENT (*)

 Basic and diluted (loss) earnings per share                           $    (8.2)       $    (8.3)       $     0.2
                                                                       =========        =========        =========

(*) Earnings (loss) per share were calculated after the 10:1 reverse-stock split, see Note 19a.

            THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN
                             INTEGRAL PART THEREOF.

                                      F - 4

                                                                     Tefron Ltd.
Consolidated Statements of Comprehensive Income
--------------------------------------------------------------------------------

                                                                       YEAR ENDED DECEMBER 31,
                                                                -------------------------------------
                                                                 2009           2008           2007
                                                                -------        -------        -------
                                                                           $ IN THOUSANDS
                                                                -------------------------------------

Net income (loss)                                               (17,393)       (17,579)           582
                                                                -------        -------        -------

Other comprehensive income (loss) (net of tax effect) *):

Realized gain from cash flow hedges, net                            (23)          (445)           (52)
Realized loss (gain) from short - term investment                     -             77             (3)
Unrealized gain from cash flow hedges, net                          115             23            445
Unrealized loss from short - term investment                        (86)             -            (77)
Actuarial gain (loss) from defined-benefit plans                    466           (198)             -
                                                                -------        -------        -------

Total other comprehensive income (loss)                             472           (543)           313
                                                                -------        -------        -------

Total comprehensive income (loss) attributed to Company
  shareholders                                                  (16,921)       (18,122)           895
                                                                =======        =======        =======

*) See note 16e.

            THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN
                             INTEGRAL PART THEREOF.

                                      F - 5

                                                                     Tefron Ltd.
Consolidated Statements of changes in Equity
--------------------------------------------------------------------------------

                                                          ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
                                   --------------------------------------------------------------------------------------------
                                                                                                        EMPLOYEE
                                               ADDITIONAL                                                 STOCK
                                   SHARE         PAID-IN     ACCUMULATED     TREASURY                  OPTIONS IN        TOTAL
                                   CAPITAL       CAPITAL       DEFICIT        SHARES       TOTAL       A SUBSIDIARY     EQUITY
                                   -------       -------       -------        -------     -------        -------        -------
                                                                         $ IN THOUSANDS
                                   --------------------------------------------------------------------------------------------

 Balance as of January 1,
   2007                              7,411       102,100       (18,489)        (7,408)     83,614              -         83,614

 Total comprehensive income              -             -           895              -         895              -            895

 Cost of share-based payment             -           489             -              -         489              -            489
 Exercise of stock options
   related to employees and
   directors                             5            87             -              -          92              -             92
Exercise of tradable
options issued at the
secondary offering                     102         4,188             -              -       4,290              -          4,290
                                   -------       -------       -------        -------     -------        -------        -------

 Balance as of December 31,
   2007                              7,518       106,864       (17,594)        (7,408)     89,380              -         89,380
                                   -------       -------       -------        -------     -------        -------        -------

 Balance as of January 1,
   2008                              7,518       106,864       (17,594)        (7,408)     89,380              -         89,380

 Total comprehensive loss                -             -       (18,122)             -     (18,122)             -        (18,122)

 Cost of share-based payment             -           240             -              -         240              -            240
 Cost of share-based
   payment in consolidated
   Company                               -             -             -              -           -            247            247
 Dividend                                -             -        (8,000)             -      (8,000)                       (8,000)
                                   -------       -------       -------        -------     -------        -------        -------

 Balance as of December 31,
   2008                              7,518       107,104       (43,716)        (7,408)     63,498            247         63,745
                                   -------       -------       -------        -------     -------        -------        -------

 Balance as of January 1,
   2009                              7,518       107,104       (43,716)        (7,408)     63,498            247         63,745

 Total comprehensive loss                -             -       (16,921)             -     (16,921)             -        (16,921)

 Cost of share-based payment             -           171             -              -         171              -            171
 Cancel share options in
   consolidated Company                  -           247             -              -         247           (247)             -
                                   -------       -------       -------        -------     -------        -------        -------

 Balance as of December 31,
   2009                              7,518       107,522       (60,637)        (7,408)     46,995              -         46,995
                                   =======       =======       =======        =======     =======        =======        =======

            THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN
                             INTEGRAL PART THEREOF.

                                      F - 6

                                                                     Tefron Ltd.
Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                ----------------------------------------
                                                                                  2009            2008             2007
                                                                                --------        --------        --------
                                                                                            $ IN THOUSANDS
                                                                                ----------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income(loss)                                                                 (17,393)       $(17,579)            582
                                                                                --------        --------        --------
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:

(a) Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities

             Adjustments to the profit or loss items:

     Depreciation and amortization                                                 9,256        $  8,925           8,568
     Impairment (impairment reversal) of property, plant and equipment              (496)          2,135               -
       And intangible assets
     Inventories write-off                                                         2,808           4,523           1,260
     Extinguishment of contingent consideration against profit or loss              (399)              -               -
     Impairment of marketable securities                                               -             553               -
     Share-based payments                                                            171             487             489
     Loss (gain) from sale of property, plant and equipment                          (17)            188            (651)
     Gain from sale of marketable securities                                           -             (22)           (134)
     Deferred taxes, net                                                          (5,364)         (5,558)             64
     Change in employee benefit liabilities, net                                    (850)            420              72
     Loss from early repayment of subordinated note receivable                     1,285               -               -
     Interest and amortization of marketable securities                                -            (263)           (189)
     Accrual of interest on deposits                                                   -             (75)           (613)
                                                                                --------        --------        --------

                                                                                   6,394          11,313           8,866
                                                                                --------        --------        --------

     Changes in asset and liability items:

     Decrease in trade receivables                                                 8,849           5,587           1,622
     Decrease (increase) in other accounts receivable and
        prepared expenses                                                          1,497             488            (920)
     Decrease (increase) in inventories                                            9,730          (3,051)         (4,925)
     Decrease in trade payables                                                  (10,125)         (4,553)         (1,423)
     Increase (decrease) in other current liabilities                               (428)             77            (768)
                                                                                --------        --------        --------

                                                                                   9,523          (1,452)         (6,414)
                                                                                ========        ========        ========
     Net cash provided by (used in) operating activities:                         (1,476)       $ (7,718)       $  3,034
                                                                                --------        --------        --------

                                                                                  15,917        $  9,861        $  2,452
                                                                                ========        ========        ========
     Net cash provided by (used in) operating activities:                         (1,476)       $ (7,718)       $  3,034
                                                                                ========        ========        ========

            THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN
                             INTEGRAL PART THEREOF.

                                      F - 7

                                                                     Tefron Ltd.
Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

                                                                                  YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                            2009            2008            2007
                                                                          --------        --------        --------
                                                                                       $ IN THOUSANDS
                                                                          ----------------------------------------

 CASH FLOWS FROM INVESTING ACTIVITIES:

 Purchase of property, plant and equipment                                    (611)         (3,151)       $ (6,089)
 Proceeds from sale of property, plant and equipment                            18              35             943
 Purchase of intangible assets                                                 (75)           (224)           (288)
 Contingent consideration paid                                                (271)              -               -
 Proceeds from early repayment loss from subordinated note receivable        1,715               -               -
 Acquisition of business (a)                                                     -            (300)              -
 Proceeds from sale of marketable securities                                     -           5,914          17,240
 Purchase of marketable securities                                               -               -         (18,973)
 Proceeds from maturity of short - term investments                              -           7,139           4,668
                                                                          --------        --------        --------

 Net cash provided by (used in) investing activities                           776           9,413          (2,499)
                                                                          --------        --------        --------

 CASH FLOWS FROM FINANCING ACTIVITIES:

 Short-term credit from banks, net                                           4,923           9,323               -
 Repayment of long-term loans                                               (3,885)         (9,836)         (5,948)
 Proceeds from long-term loans                                                   -           6,000               -
 Proceeds from exercise of options                                               -               -           4,382
 Dividends paid to shareholders                                                  -          (8,000)           (551)
                                                                          --------        --------        --------

 Net cash provided by (used in) financing activities                         1,038          (2,513)         (2,117)
                                                                          --------        --------        --------

 INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                              338            (818)         (1,582)

 CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR                       1,566           2,384           3,966
                                                                          --------        --------        --------

 CASH AND CASH EQUIVALENT AT THE END OF THE YEAR                             1,904        $  1,566           2,384
                                                                          ========        ========        ========

 (a) ACQUISITION OF BUSINESS (NOTE 3)

      Assets and liabilities of as of acquisition date:
      Order backlog                                                              -        $    264               -
      Customer relationships                                                     -           1,029               -
      Goodwill                                                                   -             344               -
      Deferred tax liability                                                     -            (323)              -
                                                                          --------        --------        --------
      Total                                                                      -           1,314               -
      Contingent consideration                                                   -          (1,014)              -
                                                                          --------        --------        --------
                                                                                 -        $    300               -
                                                                          ========        ========        ========

(b)  SUPPLEMENT DISCLOSURE OF NON-CASH INVESTING ACTIVITIES

     Purchase of other assets for contingent consideration                       -        $  1,014               -
                                                                          ========        ========        ========
     Extinguishment of contingent consideration against goodwill          $    344               -
                                                                          ========        ========        ========

            THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN
                             INTEGRAL PART THEREOF.

                                      F - 8

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 1: GENERAL

     a.   Tefron Ltd. ("the Company") is a company organized under the laws of the state of Israel. The Company designs, develops, manufactures and sells intimate apparel, swimwear and active wear using two different methods (the "Seamless" technique and the "Cut & Sew" technique). The
          Company's principal markets are the United States and Europe.

          The Company's shares are traded on the Tel Aviv Stock Exchange as well as on the OTC Bulletin Board in the USA.

          The Company's headquarters are located at Misgav Industrial Zone.

     b.   DEFINITIONS

          In these financial statements:

          The Company    -   Tefron Ltd.

          The Group      -   Tefron Ltd. and its subsidiaries, as detailed in
                             the enclosed list.

          Subsidiaries   -   Companies in which the Company has a controlling
                             interest (as defined in IAS 27) and whose financial
                             statements are consolidated with the Company's
                             financial statements.

          Related parties -  As defined in IAS 24.

     c.   For more efficient management of the Company, its operations and its customer- and supplier relationships, in 2009 the Group placed all of the active wear and intimate apparel operations under Hi-Tex founded by Tefron Ltd. (hereinafter: "Hi-Tex") and has kept the swimwear operations under Macro Clothing Ltd. To this end, Tefron transferred most of its assets to Hi-Tex against allotment of additional Hi-Tex shares, pursuant to Section 104 of the Israeli Income Tax Ordinance.

     d.   During February 2009, the Company decided upon the implementation of a comprehensive efficiency plan. Included in this, the Company decided upon the streamlining of its production array via the concentration of a number of production sites operating in Jordan into fewer and larger production sites, the improvement of the measure of exploitation of sewing ability and a reduction in the cost of sewing, changes in the development processes (in order to meet the production dictates already at the development stage), the assimilation of an advanced quality assurance system with exact feedback on the production process, a reduction in the time gaps between the various production stages toward shortening the supply time to the customer, reducing the levels of depreciation and reducing manpower at the Company by approximately 15%.

     e.   The Company incurred a loss of $ 17,393 thousand in the year ended
          December 31, 2009. Furthermore, in 2009 the Group generated negative cash flow from current operations amounting to $1,476 thousand. The
          Company has a negative working capital amounting to $6,647 thousand.

          Due to the crisis in the global economy, the decrease in demands and a continuation of accumulation of significant losses, the Company is required for additional financing sources. The Company's management plans regarding setting additional flow sources required for the financing of working capital for the next year, and for financing its strategic plan are: capital raising from shareholders through rights offering and private placement.

                                      F - 9

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 1: GENERAL (CONT.)

     e.   Cont.

          In March 2010 the Company had raised through the rights offering to shareholders and private placement to Norfet, or anyone on its behalf, a total of $4 million gross, see note 24 c. In addition, on March 2,
          2010, the Company signed an agreement with the banks regarding the credit lines and liabilities as stated in note 24 b. In addition, the
          Company examines non-bank financing options such as beginning working with factoring companies that allow early payment from customers.
          There is no certainty that the Company will be successful in finding the stated financing resources.

          If and insofar, for any reason whatsoever, the Company will not meet the financial covenants and the banks will demand that the bank credit will be payable immediately, then it will be very difficult to raise financing from other sources. Therefore, this could pose a situation that could jeopardize the continued operations of the Company, and the
          Company could find it difficult to continue operating as a going concern.

Note 2: SIGNIFICANT ACCOUNTING POLICIES

     a.   BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

          The Company's financial statements have been prepared on a historical cost basis, except for derivatives, financial assets available for sale and employee benefit liabilities, that have been measured at fair value.

          THE PREPARATION FORMAT OF THE FINANCIAL STATEMENTS

          These financial statements have been prepared in accordance with
          International Financial Reporting Standards ("IFRS"). These Standards
          comprise:

          1.   International Financial Reporting Standards (IFRS).

          2.   International Accounting Standards (IAS).

          3.   Interpretations issued by the (IFRIC) and by the (SIC).

          CONSISTENT ACCOUNTING POLICIES

          The accounting policies adopted in the financial statements are consistent with those of all periods presented in the financial statements.

          CHANGES IN ACCOUNTING POLICIES IN VIEW OF THE ADOPTION OF NEW
          STANDARDS:

          IAS 1 (REVISED) - PRESENTATION OF FINANCIAL STATEMENTS

          Pursuant to a revision to IAS 1 (Revised), an additional separate statement, "statement of comprehensive income", may be presented and display net income taken from the statement of income and all items carried in the reported period to equity that do not result from transactions with the shareholders in their capacity as shareholders
          (other comprehensive income (loss)) such as fair value adjustments of available-for-sale financial assets, cash flow hedges adjustments, and defined benefit plan actuarial losses or gains and the tax effect of these items carried to the equity. Alternatively, the items of other comprehensive income may be displayed along with the items of the statement of income in a single statement entitled "statement of comprehensive income" which replaces the statement of income.

                                     F - 10

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     a.   BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

          CHANGES IN ACCOUNTING POLICIES IN VIEW OF THE ADOPTION OF NEW
          STANDARDS (Cont.)

          IAS 1 (REVISED) - PRESENTATION OF FINANCIAL STATEMENTS (Cont.)

          Items carried to equity resulting from transactions with the shareholders in their capacity as shareholders (such as capital issues, dividend distribution etc.) will be disclosed in the statement of changes in equity as will the summary line carried forward from the statement of comprehensive income. The Company chose the presentation of two separate reports.

          The revision was adopted on January 1, 2009 with a retrospective restatement of comparative figures.

          IFRS 2 - SHARE-BASED PAYMENT:

          Pursuant to an amendment to IFRS 2, the definition of vesting terms will only include service conditions and performance conditions and the cancellation of a grant that includes non-vesting conditions by the Company or the counterparty will be accounted for by way of acceleration of vesting and not by forfeiture. Conditions that are other than service and performance conditions will be viewed as non-vesting conditions and must therefore be taken into account when estimating the fair value of the instrument granted.

          This amendment was adopted on January 1, 2009 with a retrospective restatement of comparative figures. The initial adoption of the
          Standard did not have any material effect on the consolidated financial statements.

          IAS 38 (REVISED) - INTANGIBLE ASSETS:

          Pursuant to an amendment to IAS 38, expenses incurred for advertising, marketing or promotional activities will be recognized as an expense when the company has the right of access to the advertising goods or when the company receives those services. For these purposes, the activities also include production of catalogs and promotional pamphlets. Also, IAS 38 is amended to allow the unit of production amortization method for all intangible assets even if it results in a lower amount of accumulated amortization than under the straight-line method.

          The amendment was adopted retrospectively from January 1, 2009. The initial adoption of the Standard did not have any material effect on the consolidated financial statements.

          IFRS 7 FINANCIAL INSTRUMENTS: DISCLOSURES:

          The amendment to IFRS 7 requires additional disclosures about fair value measurement and liquidity risk. According to the amendment, additional disclosures should be made, among others, as to the source of inputs used in making the measurements, using a three level fair value hierarchy for all financial instruments recognized at fair value. In addition, a reconciliation between the beginning and ending balance for Level 3 fair value measurements is required (source of inputs that is not based on market data), as well as disclosure of significant transfers between levels in the fair value hierarchy.

          The amendment was adopted as a prospective change from the financial statements for the year beginning January 1, 2009 (there is no need to provide comparative information).

                                     F - 11

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     b.   SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN
          THE PREPARATION OF THE FINANCIAL STATEMENTS:

          JUDGMENTS

          In the process of applying the Group's accounting policies, management has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

          ESTIMATES AND ASSUMPTIONS

          The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.
          However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The basis of the estimates and assumptions is reviewed regularly. The changes in accounting estimates are reported in the period of the change in estimate.

          The key assumptions made in the financial statements concerning uncertainties at the balance sheet date and the critical estimates computed by the Group that may cause a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

          -    LEGAL CLAIMS

               In estimating the provision for legal claims filed against the
               Company and its subsidiaries, the Company has relied on the opinion of its legal counsels. The opinion of the Company's legal counsels is based on their professional judgment, taking into account the stage of proceedings and experience with respect to that claim. Since the outcome of any legal claims will generally be determined in the court, actual results could differ from these estimates.

          -    DEFERRED TAX ASSETS

               Deferred tax assets are recognized for carry forward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. For further information, see Note 16.

          -    PENSION AND OTHER POST-EMPLOYMENT BENEFITS

               The liability in respect of defined post-employment benefit plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, expected rates of return on assets, future salary increases and mortality rates.
               Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. For further information, see
               Note 15.

          -    ALLOWANCE FOR DOUBTFUL ACCOUNTS

               Company management regularly reviews trade receivables and assesses their collectability. Accordingly, the Company makes a provision for trade receivables whose collection is doubtful.

                                     F - 12

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     b.   SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN
          THE PREPARATION OF THE FINANCIAL STATEMENTS (CONT.):

          -    INVENTORIES

               The Company reviews in each period the state and age of
               inventories and records a provision for slow-moving inventories accordingly. In assessing whether the inventory is obsolete or slow moving, the Company relies on empirical data and on
               assumptions with regard to anticipated order backlog.

          -    FAIR VALUE OF FINANCIAL INSTRUMENTS NOT TRADED IN AN ACTIVE
               MARKET

               The fair value of the subordinated note receivable reflects its carrying amount, since the market interest rate upon issuance equaled the effective interest rate at issuance, see Note 9. The fair value of available-for-sale securities that are not traded in an active market were determined by an independent appraiser using valuation techniques such as analyzed future payments and returns. Those securities were classified as level 3 in
               accordance with IFRS 7 hierarchy.

          -    IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

               An impairment of property, plant and equipment is recorded if the recoverable amount is less than the asset's carrying amount. The recoverable amount is the higher of fair value less costs to sell, and value in use based on discounted cash flow. In order to determine the recoverable amount of its fixed assets, the Company has engaged a qualified independent valuator.

     c.   CONSOLIDATED FINANCIAL STATEMENTS:

          The consolidated financial statements include the statements of companies that are controlled by the Company (wholly-owned subsidiaries: Hi-Tex founded by Tefron, Ltd. (hereinafter: "Hi-Tex"),
          Macro Clothing Ltd. (hereinafter: "Macro"), Tefron USA Inc.
          (hereinafter: "Tefron USA"), Tefron UK Ltd. (hereinafter: "Tefron UK")
          and El Masira Textile Co. (hereinafter: (hereinafter: "El Masira")).
          Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity. The effect of potential voting rights that are exercisable at the balance sheet date are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

          All intra-group balances, transactions and gains and losses resulting from intra-group transactions are eliminated in full in the consolidated financial statements.

          The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

                                     F - 13

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     d.   FUNCTIONAL AND FOREIGN CURRENCIES

          1.   FUNCTIONAL AND PRESENTATION CURRENCIES

               The financial statements are presented in USD, which is the
               Company's functional currency.

               The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions. Each entity in the Group determines its
               functional currency which is used to measure its financial position and operating results.

          2.   FOREIGN CURRENCY TRANSACTIONS

               Transactions denominated in a foreign currency (i.e., a currency other than the functional currency) are recorded initially at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities are translated at each balance sheet date into the functional currency, at the exchange rate at that date. Exchange rate differences are
               recognized in the statement of income. Non-monetary assets and liabilities that are measured in term of historical cost are translated into the function currency of the exchange rate on the date of the initial transaction. Non-monetary assets and
               liabilities that are measured at fair value are translated into the functional currency at the exchange rate on the date when the fair value is determined.

     e.   CASH EQUIVALENTS

          Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of acquisition or with a maturity of more than three months, however, they are repayable on demand without penalty and form part of the Group's cash management, and are not restricted by liens.

     f.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

          The allowance for doubtful accounts is determined in respect of specific trade receivables whose collection, in the opinion of the
          Company's management, is doubtful. Impaired trade receivables are derecognized when they are assessed as uncollectible.

     g.   INVENTORIES

          Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

          The cost of inventories is assigned as follows:

          Raw materials     -   Based on weighted average cost.

          Work in progress  -   Based on weighted average cost including
                                material, labor and other direct and indirect
                                manufacturing costs.

          Finished goods    -   Based on weighted average cost including
                                material, labor and other direct and indirect
                                manufacturing costs.

                                     F - 14

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     g.   INVENTORIES (Cont.)

          The Company periodically evaluates the condition and age of inventories and records a provision for slow-moving inventories.

          The allocation of fixed production overheads to the costs of inventory is based on the normal capacity of the production facilities. The amount of fixed overhead allocated to the costs of inventory is not increased as a consequence of low production. All unallocated overheads are recognized as an expense in the period in which they are incurred. Furthermore, cost of inventories does not include abnormal amounts of materials, labor or other costs resulting from
          inefficiency.

     h.   FINANCIAL INSTRUMENTS

          FINANCIAL ASSETS:

          Financial assets within the scope of IAS 39 are initially recognized at fair value plus directly attributable transaction costs, except for investments at fair value through profit or loss in which case transaction costs are expensed as incurred.

          After initial recognition, the subsequent accounting and measurement of financial assets depends on their classification as follows:

          o    Financial assets at fair value through profit or loss.

          o    Held-to-maturity investments.

          o    Loans and receivables.

          o    Available-for-sale financial assets.

          The Company has classified its financial assets as follows:

          1.   AVAILABLE-FOR- SALE FINANCIAL ASSETS (SHORT TERM INVESTMENTS)

               The Group has available-for-sale financial assets that are financial assets (non-derivative) that are designated as
               available-for-sale or are not classified in any of the three preceding categories. After initial recognition,
               available-for-sale financial assets are measured at fair value.
               Gains or losses from fair value adjustments, except exchange differences that relate to monetary debt instruments that are carried to the statement of income in financial expenses or income, are recognized directly in equity as unrealized gains, net. When the investment is disposed of or in case of impairment, the accumulated gain or loss is recognized in the statement of income. Interest income on investments in debt instruments is recognized in the statement of income using the effective
               interest method.

          2.   FAIR VALUE

               The fair value of investments that are traded in an active market is determined by reference to the market prices at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow or other valuation models. The revaluation, in his work, took into consideration interest and credit components that are derived from the risk.

                                     F - 15

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     h.   FINANCIAL INSTRUMENTS (Cont.)

          FINANCIAL LIABILITIES

          FINANCIAL LIABILITIES MEASURED AT AMORTIZED COST:

          Interest-bearing loans and borrowings are initially recognized at fair value less directly attributable transaction costs. After initial recognition, borrowings are measured at amortized cost. Gains and losses are recognized in the statement of income when the loan is derecognized as well as through the systematic amortization process.

          TREASURY SHARES

          Company shares held by the Company's subsidiary are presented at cost and deducted from shareholders' equity. Gain or loss from the purchase, sale, issue or cancellation of treasury shares are carried to the shareholders' equity.

          DERECOGNITION OF FINANCIAL INSTRUMENTS

          FINANCIAL ASSETS

          A financial asset is derecognized when: (i) the contractual rights to the cash flows from the financial asset expire or, (ii) the Company has transferred its contractual rights to receive cash flows from the financial asset or assumes an obligation to pay the received cash flows in full without material delay to a third party under a
          "pass-through" arrangement; and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

          FINANCIAL LIABILITIES

          A financial liability is derecognized when it is extinguished, i.e.
          when the obligation is discharged, cancelled or expires. A financial liability is extinguished when the debtor (the Group):

          o    discharges the liability by paying in cash, other financial assets, goods or services; or

          o    is legally released from the liability.

          Where an existing financial liability is exchanged with another liability from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is accounted for as an extinguishment of the original liability and the recognition of a new liability. The difference between the carrying amount of the above liabilities is recognized in the statement of income. If the exchange or modification is immaterial, it is accounted for as a change in the terms of the original liability and no gain or loss is recognized from the exchange.

          IMPAIRMENT OF FINANCIAL ASSETS:

          The Group assesses at each balance sheet date whether there is any objective evidence that the following financial asset or group of financial assets is impaired.

                                     F - 16

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     h.   IMPAIRMENT OF FINANCIAL ASSETS (Cont.)

          AVAILABLE-FOR-SALE FINANCIAL ASSETS

          For debt instruments classified as available-for-sale financial assets, objective evidence of impairment may arise as a result of one or more events that have a negative impact on the estimated future cash flows of the asset since the recognition of the asset. Evidence of impairment may include indications that the debtor is experiencing financial difficulties, including liquidity difficulty and default in interest or principal payments. Where there is evidence of impairment, the cumulative loss carried to equity, is measured as the difference between the acquisition cost (less amortizations using the effective interest method and previous impairment losses) and the fair value is removed from equity and recognized as an impairment loss in the statement of income. In a subsequent period, the amount of the impairment loss is reversed if the increase in fair value can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal, as above, is credited to the statement of income up to the amount of any previous impairment.

     i.   DERIVATIVE FINANCIAL INSTRUMENTS HELD FOR HEDGING

          From time to time, the Group enters into contracts with derivative financial instruments such as forward currency contracts (forward) and
          Put and Call options in respect of foreign currency. Such derivative financial instruments are initially recognized at fair value and attributable transactions costs are recognized in the statement of income when incurred. After initial recognition, the financial derivatives are measured at fair value. Derivatives are carried in the balance sheet as assets when the fair value is positive and as liabilities when the fair value is negative.

          The Group holds derivative financial instruments in order to hedge foreign currency related risks. The fair value of forward currency contracts and Put and Call options is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

          For the purpose of hedge accounting, hedges are classified as:

          o    fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (except for foreign currency risk); or

          o    cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction or the foreign currency risk in an unrecognized firm commitment; or

          o    hedges of a net investment in a foreign operation.

          At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. The hedge effectiveness is assessed at each balance sheet date.

          Hedges which meet the criteria for hedge accounting are accounted for as follows:

                                     F - 17

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     j.   DERIVATIVE FINANCIAL INSTRUMENTS HELD FOR HEDGING (Cont.)

          CASH FLOW HEDGES:

          The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, while any ineffective portion is recognized immediately in the statement of income.

          Amounts recognized as other comprehensive income (loss) are transferred to the statement of income when the hedged transaction affects profit or loss, such as when the hedged income or expense is recognized or when a forecast sale occurs.

          If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in equity are transferred to the statement of income. If the hedging instrument expires or is sold, terminated or exercised, or if its designation as a hedge is revoked, amounts previously recognized in equity remain in equity until the forecast transaction or firm commitment occurs.

     j.   LEASES:

          The tests for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the principles below as set out in IAS
          17.

          THE GROUP AS LESSEE:

          OPERATING LEASES:

          Lease agreements are classified as an operating lease if they do not transfer substantially all the risks and benefits incidental to ownership of the leased asset. Lease payments are recognized as an expense in the statement of income on a straight-line basis over the lease term.

          THE GROUP AS LESSOR:

          OPERATING LEASES:

          Lease agreements where the Group does not actually transfer substantially all the risks and benefits incidental to ownership of the leased asset are classified as operating leases. Lease income is recognized as revenue in the statement of income on a straight-line basis over the lease term.

     k.   BUSINESS COMBINATIONS AND GOODWILL

          Business combinations are accounted for by applying purchase method pursuant to IFRS 3. Identifiable assets acquired and liabilities assumed are measured at fair value on the acquisition date. The cost of the acquisition is measured at the fair value of the assets given, the equity instruments issued and the liabilities incurred on the acquisition date plus direct acquisition costs.

          Goodwill acquired in a business combination is initially measured as the excess of the cost of the acquisition over the Group's interest in the fair value of the net identifiable assets of the acquiree. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not systematically amortized. For the purpose of impairment testing, the goodwill is allocated to a subsidiary. As for impairment testing of goodwill, see n below.

          A contingent consideration is recognized if and only if the Company has an existing obligation, an outlay of economic benefits is expected and the amount can be measured reliably. Following updates relating to the measurement of the sum of the contingent consideration will be updated against goodwill created on the acquisition, until its zeroing and the remainder will be attributed to profit and loss.

                                     F - 18

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     l.   PROPERTY, PLANT AND EQUIPMENT

          Items of property, plant and equipment are measured at cost plus direct acquisition costs less any accumulated depreciation, less accumulated impairment losses and less related investment grants and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that can be used only in connection with the machinery and equipment.

          Deprecation is calculated at equal annual rates based on the straight line method over the useful life of the asset, as follows:

                                                           %               MAINLY %
                                                     -------------      ---------------

          Buildings                                       2.5                2.5
          Machinery and equipment                          7                  7
          Motor vehicles                                   15                 15
                                                                        Furniture - 6,
          Office furniture and equipment                  6-25          computers - 25
          Leasehold improvements                       See below          See below

          Leasehold improvements are depreciated using the straight line method over the lease term (including any optional extension term available to the Company which it intends to exercise), or over the expected useful life of the assets, whichever is shorter.

          The useful life, depreciation method and residual value of an asset are reviewed at least each year end and the changes are accounted for as a prospective change in accounting estimate. As for testing the impairment of fixed assets, see n below.

          An asset is derecognized on disposal or when no further economic benefits are expected from its use. The gain or loss arising from the derecognition of the asset (determined as the difference between the net disposal proceeds and the carrying amount in the financial statements) is included in the statement of income when the asset is derecognized. See note 7.

     m.   INTANGIBLE ASSETS

          Separately acquired intangible assets are measured on initial recognition at cost with the addition of costs directly attributable to the acquisition. Intangible assets acquired in a business combination are included at the fair value at the acquisition date.
          After initial recognition, intangible assets are carried at their cost less any accumulated amortization and any accumulated impairment losses.

          According to management's assessment, intangible assets have a finite useful life. The assets are amortized over their useful life using the straight-line method and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for as prospective changes in accounting estimates. The amortization charge on intangible assets with finite useful lives is recognized in the statements of income.

                                     F - 19

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     m.   INTANGIBLE ASSETS (Cont.)

          The useful life of intangible assets is as follows:

                                                              YEARS
                                                   -----------------------------
          Computer software                                     4
          Customer relationships (*)                            7
          Order backlog                             Period of delivery orders

          Gains or losses arising from the derecognition of an intangible asset are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statement of income.

          (*)In accordance with Accounting Standard IAS38 and IFRS3, customer relationships are part of intangible assets due to the fact that they arise from contractual legal rights and maintain the principle of detection. Deprecation of customer relationship is done in accordance with the abandonment of existing customers over the years.

          SOFTWARE:

          The Group's assets include computer systems comprising hardware and software. Software forming an integral part of the hardware to the extent that the hardware cannot function without the programs installed on it, is classified as fixed assets. In contrast, software that adds functionality to the hardware is classified as an intangible asset.

     n.   IMPAIRMENT OF NON-FINANCIAL ASSETS

          The Company evaluates the need to record an impairment of the carrying amount of non-financial assets (except of inventories and deferred taxes, see g and p) whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds its recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. In measuring value in use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the statement of income.

          An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (less depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. A reversal of that impairment loss is recognized in the statement of income in the same section in which the impairment was written. See note 7.

                                     F - 20

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     n.   IMPAIRMENT OF NON-FINANCIAL ASSETS (Cont.)

          The following criteria are applied in assessing impairment of the goodwill:

          GOODWILL:

          For the purpose of impairment testing, goodwill acquired in a business combination is allocated, at the acquisition date, to each of the
          Group's cash generating units that is expected to benefit from the synergies of the combination.

          The Company reviews goodwill for impairment once a year on December 31 or more frequently if events or changes in circumstances indicate that there is impairment.

          Impairment is recognized for goodwill by comparing the recoverable amount of the cash-generating unit(s) to the carrying amount of the cash generating unit(s), including goodwill. If the recoverable amount of the cash-generating unit(s) is less than the carrying amount of the cash-generating unit(s), an impairment loss is recognized. Impairment losses recognized for goodwill cannot be reversed.

     o.   GOVERNMENT GRANTS

          Government grants from the Office of the Chief Scientist in Israel for supporting research and development activities that contain a liability to pay royalties to the State, therefore, reduced from the cost of sales.

          Government grants are recognized when there is reasonable assurance that the grant will be received and the Company will comply with the attached conditions. The Company's government grants relate to fixed assets and have been recorded as a reduction in the carrying amount of the fixed asset.

     p.   TAXES ON INCOME

          Taxes on income in the statement of income comprise current and deferred taxes. The tax results in respect of current or deferred taxes are recognized in the statement of income except to the extent that the tax arises from items which are recognized directly in equity. In such cases, the tax effect is also recognized in the relevant item in equity.

          DEFERRED TAXES:

          Deferred income taxes are computed using the liability method on temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes, except for a limited number of exceptions. Deferred taxes are carried directly to equity if the tax relates to items that are taken to equity.

          Deferred tax balances are measured at the tax rates that are expected to apply to the period when the taxes are taken to the statement of income or to equity, based on tax laws that have been enacted or substantively enacted by the balance sheet date. The amount for deferred taxes in the statement of income represents the changes in said balances during the reported period, excluding in respect of changes attributable to items carried directly to equity.

          Deferred tax assets are reviewed at each balance sheet date and reduced to the extent that it is not probable that they will be utilized. Simultaneously, temporary differences (such as carryforward losses) for which deferred tax assets have not been recognized are reassessed and deferred tax assets are recognized to the extent that their recoverability has become probable. Any resulting reduction or reversal is recognized in the item taxes on income.

                                     F - 21

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     p.   TAXES ON INCOME (Cont.)

          Taxes that would apply in the event of the sale of investments in investees have not been taken into account in computing the deferred taxes, as long as it is probable that the sale of the investments in investees is not expected in the foreseeable future. Equally, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing the deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Company's policy not to initiate distribution of dividends that triggers an additional tax liability.

          Deferred tax assets and deferred tax liabilities are presented in the balance sheet as non-current assets and non-current liabilities, respectively. Deferred taxes are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

     q.   SHARE-BASED PAYMENT TRANSACTIONS

          The Company's employees and directors are entitled to remuneration in the form of share-based payment transactions whereby employees and directors render service as consideration for equity instruments
          ("equity-settled transactions").

          EQUITY-SETTLED TRANSACTIONS:

          The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at the grant date.
          The fair value is determined using an accepted pricing model (see Note
          19).

          The cost of equity-settled transactions is recognized in the statement of income, together with a corresponding increase in equity, during the period which the performance and service conditions are to be satisfied, ending on the date on which the relevant employees and directors become fully entitled to the award ("the vesting period").
          The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the statement of income represents the movement in cumulative expense recognized at the beginning and end of that reported period.

          No expense is recognized for awards that do not ultimately vest.
          Except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether the market condition is satisfied, provided that al other vesting conditions (service and/or performance) are satisfied.

          If the Company modifies the conditions on which equity-instruments were granted, the minimum expense recognized is the expense as if the conditions had not been modified. An additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee at the modification date.

                                     F - 22

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     r.   PENSIONS AND OTHER POST EMPLOYEE BENEFITS

          The Group has several employee benefit plans:

          1.   SHORT-TERM EMPLOYEE BENEFITS:

               Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered.

          2.   POST-EMPLOYMENT BENEFITS

               The plans are normally financed by deposits in insurance
               companies and classified as defined contribution plans or as defined benefit plans.

               The Group has defined contribution plans pursuant to Section 14 of the Israeli Severance Pay Law under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions in the defined contribution plan in respect of severance pay or compensation are recognized as an expense when contributed simultaneously with receiving the employee's services and no additional provision is required in the financial statements.

               The Group also operates a defined benefit plan in respect of severance pay pursuant to the Israeli Severance Pay Law.
               According to the Law, employees are entitled to severance pay upon dismissal or retirement. The cost of providing benefits under this plan is determined using the projected unit credit method. The actuarial assumptions comprise future salary
               increases and rates of employee turnover based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate on Government bonds with maturity that matches the estimated term of the benefit payments.

               The Company makes current deposits in respect of its liabilities to pay compensation to certain of its employees in pension funds and insurance companies ("the plan assets").

               Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Group's own creditors and can not be returned directly to the Group.

               Actuarial gains and losses are recognized as other comprehensive income (loss) in the period in which they occur.

               The liability for employee benefits presented in the balance sheet presents the present value of the defined benefit
               obligation less the fair value of the plan assets.

     s.   REVENUE RECOGNITION

          Revenues are recognized in the statements of income when the amount of revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred can be measured reliably.
          Revenues are measured at the fair value of the consideration received excluding any trade discounts or volume rebates.

          The following specific recognition criteria must also be met before revenue is recognized:

                                     F - 23

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     s.   REVENUE RECOGNITION (Cont.)

          REVENUES FROM SALE OF GOODS

          Revenue from the sale of goods is recognized when all the significant risks and rewards of ownership of the goods have passed to the buyer and the seller no longer retains managerial involvement. The delivery date is usually the date on which ownership passes.

     t.   COST OF SALES

          Cost of sales includes expenses for storage and transportation of inventories to the end point of sale. Cost of sales also includes losses from impairment of inventories and provisions for slow-moving inventories.

     u.   OPERATING SEGMENTS

          According to IFRS 8, the Company adopted the "management approach" in reporting on the financial performance of the operating segments.

          An operating segment is a component of the Group that meets the following three criteria:

          1.   is engaged in business activities from which it may earn revenues and incur expenses, including revenues and expenses relating to intragroup transactions;

          2.   whose operating results are regularly reviewed by the Group's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

          3.   for which separate financial information is available.

     v.   EARNINGS (LOSS) PER SHARE

          Earnings (loss) per share are calculated by dividing the net income
          (loss) attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the period. Basic earnings (loss) per share only include shares that were actually outstanding during the period. Potential ordinary shares (employee options) are included in the computation of diluted earnings (loss)
          per share only when their conversion decreases earnings per share or increases loss per share. Furthermore, potential ordinary shares that are converted during the period are included in diluted earnings
          (loss) per share only until the conversion date and from that date in basic earnings (loss) per share.

     w.   PROVISIONS

          A provision in accordance with IAS 37 is recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are measured according to the estimated future cash flows discounted using a pre-tax interest rate that reflects the market assessments of the time value of money and, where appropriate, those risks specific to the liability.

                                     F - 24

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     x.   DISCLOSURE OF NEW IFRS IN THE PERIOD PRIOR TO THEIR ADOPTION

          1.   IFRS 3 (REVISED) - BUSINESS COMBINATIONS AND IAS 27 (REVISED) -
               CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS

               IFRS 3 (Revised) and IAS 27 (Revised) ("the Standards") will be effective for annual financial statements for periods beginning on January 1, 2010. The combined early application of the two standards is permitted from the financial statements for periods beginning on January 1,2008.

               The principal changes expected to take place following the adoption of the Standards are:

               -    The definition of a business was broadened so that it
                    contains also activities and assets that are not managed as a business as long as the seller is capable of operating
                    them as a business.

               -    IFRS 3 currently prescribes that goodwill be measured as the excess of the cost of the purchase over the acquirer's share in the fair value of the acquiree's net identifiable assets.

               -    Contingent consideration in a business combination is
                    measured at fair value and changes in the fair value of the contingent consideration, which do not represent adjustments to the acquisition cost in the measurement period, are not simultaneously recognized as goodwill adjustments. If the
                    contingent consideration is classified as a liability it
                    will be measured at fair value through profit or loss.

               -    Direct acquisition costs attributed to a business
                    combination transaction are recognized in the statement of income as incurred as opposed to the previous requirement of carrying them as part of the consideration of the cost of
                    the business combination, which has been removed.

               -    Subsequent measurement of a deferred tax asset for acquired temporary differences which did not meet the recognition
                    criteria at acquisition date will be against profit of loss and not as adjustment to goodwill.

               -    A transaction with the minority interests, whether a sale or an acquisition, will be accounted for as an equity
                    transaction and will therefore not be recognized in the
                    statement of income or have any effect on the amount of
                    goodwill, respectively.

               -    A subsidiary's losses, even if resulting in a capital
                    deficiency in a subsidiary, will be allocated between the
                    parent company and minority interests, even if the minority has not guaranteed or has no contractual obligation for
                    sustaining the subsidiary or of investing further amounts.

               -    On the loss or achievement of control of a subsidiary, the remaining investment, if any, will be revalued to fair value against gain or loss from the sale and this fair value will represent the cost basis for the purpose of subsequent
                    treatment.

               The Company believes that the effect of the Standards on its financial condition, results of operations and cash flows is not expected to be material.

                                     F - 25

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          2.   IFRS 9 - FINANCIAL INSTRUMENTS:

               In November 2009, the IASB issued IFRS 9, "Financial
               Instruments", which represents the first phase of a project to replace IAS 39, "Financial Instruments: Recognition and
               Measurement". IFRS 9 focuses mainly on the classification and measurement of financial assets and it applies to all financial assets within the scope of IAS 39.

               According to IFRS 9, upon initial recognition, all the financial assets (including hybrid contracts with financial asset hosts)
               will be measured at fair value. In subsequent periods, debt instruments can be measured at amortized cost if both of the following conditions are met:

               -    the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash
                    flows.

               -    the contractual terms of the financial asset give rise on
                    specified dates to cash flows that are solely payments of
                    principal and interest on the principal amount outstanding.

               Subsequent measurement of all other debt instruments and
               financial assets will be at fair value.

               Financial assets that are equity instruments will be measured in subsequent periods at fair value and the changes will be
               recognized in the statement of income or in other comprehensive income (loss), in accordance with the election of the accounting policy on an instrument-by-instrument basis. Nevertheless, if the equity instruments are held for trading, they must be measured at fair value through profit or loss. This election is final and irrevocable. When an entity changes its business model for managing financial assets it shall reclassify all affected financial assets. In all other circumstances, reclassification of financial instruments is not permitted.

               The Standard will be effective starting January 1, 2013. Earlier application is permitted. Early adoption will be made with a retrospective restatement of comparative figures, subject to the reliefs set out in the Standard.

               The Company is evaluating the possible effect of the adoption of the new Standard on the consolidated financial statements but is presently unable to assess such effect, if any.

          3.   IAS 1 - PRESENTATION OF FINANCIAL STATEMENTS:

               The amendment to IAS 1 deals with current or non-current
               classification of the liability component of a convertible instrument. Pursuant to the amendment, terms of a liability that can, at the option of the counterparty, be settled by the issue of the entity's equity instruments do not affect its
               classification as current or non-current. The amendment will be prospectively adopted starting from the financial statements for periods beginning on January 1, 2010. Earlier application is permitted.

               The Company believes that the effect of the amendment on the financial statements is not expected to be material.

          4.   IAS 32 - FINANCIAL INSTRUMENTS: PRESENTATION - CLASSIFICATION OF
               RIGHTS ISSUES:

               The amendment to IAS 32 determines that rights, options or share options to acquire a fixed number of the entity's equity
               instruments for a fixed amount of any currency are classified as equity instruments if the entity offers the rights, options or share options pro rata to all of its existing owners of the same class of its non-derivative equity instruments.

                                     F - 26

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          5.   IAS 36 - IMPAIRMENT OF ASSETS:

               The amendment to IAS 36 defines the required accounting unit to which goodwill will be allocated for impairment testing of goodwill. Pursuant to the amendment, the largest unit permitted for impairment testing of goodwill acquired in a business
               combination is an operating segment as defined in IFRS 8,
               "Operating Segments" before the aggregation for reporting
               purposes. The amendment will be prospectively adopted starting from the financial statements for periods beginning on January 1,
               2010. Earlier application is permitted.

               The Company believes that the effect of the amendment on the financial statements is not expected to be material.

                                     F - 27

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 3: BUSINESS COMBINATIONS

     ACQUISITION OF EXCELSIOR INC.

     On September 17, 2008, the Company acquired the entire business activity of
     Excelsior Inc. ("Excelsior"), a private company operating in the USA that specializes in the design and distribution of swimwear in the USA. The transaction was accounted for as business combination under IFRS 3.

     The total cost of this business combination amounted to $1,314 thousand, which included a cash payment of $300 thousand and contingent consideration payable of $1,014 thousand. The contingent consideration payable is an estimate of 10% of future sales of Excelsior in each of the two years following the acquisition.

     The Company has allocated the acquisition cost to the fair value of assets acquired and liabilities assumed. Any changes in the contingent consideration payable will be recorded as an adjustment to goodwill.

     The financial statements include the operating results of Excelsior from the date of acquisition.

     On November 23, 2009, the subsidiary and Excelsior signed an amendment to the selling agreement according to which, the period for royalties payments will be due immediately upon transfer of a final commission to excelsior in the amount of $200 thousand. On that date, the contingent consideration was extinguished against the zeroing of goodwill balance and the remainder was cancelled against a decrease in selling and marketing expenses.

     The fair value of the assets acquired and liabilities assume of Excelsior as of the date of acquisition is as follows:

                                 FAIR VALUE
                                  -------
                               $ IN THOUSANDS
                                  -------

     Customer relationships       $ 1,029
     Order backlog                    264
     Deferred tax liability          (323)
                                  -------

     Net assets                       970
     Goodwill                         344
                                  -------

     Total Purchase cost          $ 1,314
                                  =======

     Acquisition cost:

                                     $ IN
                                   THOUSANDS
                                    ------

     Cash paid                      $  300
     contingent consideration        1,014
                                    ------

     Total                          $1,314
                                    ======

     Acquisition cost:

                                                         $ IN
                                                       THOUSANDS
                                                        -------
CASH OUTFLOW/INFLOW ON THE ACQUISITION

Cash and cash equivalents acquired with the
     Company at the acquisition date                    $     -
Cash paid                                                   300
                                                        -------

Net cash flow                                           $   300
                                                        =======

                                     F - 28

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 3: BUSINESS COMBINATIONS (Cont.)

     The goodwill created on the acquisition is allocated to the forecasted benefits derived from the synergy of activities combining of the Company and the purchased company. See goodwill update against contingent consideration.

Note 4: TRADE RECEIVABLES, NET

                                                    AS OF DECEMBER 31,
                                                  ---------------------
                                                   2009           2008
                                                  -------       -------
                                                     $ IN THOUSANDS
                                                  ---------------------

Trade Receivables (1)                              14,523       $23,068
Notes Receivable                                       74           378
                                                  -------       -------

                                                   14,597       $23,446
                                                  =======       =======

(1) Net of  allowance for doubtful accounts           990       $   986
                                                  =======       =======

     Impaired trade receivables are accounted for through recording an allowance for doubtful accounts.

     The movement in the allowance for doubtful accounts is as follows:

                                          $ IN THOUSANDS
                                               -----

 BALANCE AS OF JANUARY 1, 2008                   172
 Charge for the year                             865
 Derecognition of bad debts                      (51)
                                               -----

 BALANCE AS OF DECEMBER 31, 2008               $ 986

 Charge for the year                              33
 Reversal of collected doubtful accounts         (29)
                                               -----

 BALANCE AS OF DECEMBER 31, 2009                 990
                                               =====

     At December 31, 2009, the aging analysis of the trade receivables is as follows:

                                            PAST DUE TRADE RECEIVABLES BUT NOT IMPAIRED WITH AGEING OF
                    NEITHER PAST DUE  ---------------------------------------------------------------------------
                     (NOR IMPAIRED)   UNDER 30      30 - 60       60 - 90     90 - 120     OVER 120
                         AGEING        DAYS          DAYS          DAYS         DAYS         DAYS          TOTAL
                        -------       -------       -------       -------      -------      -------       -------
                                                              $ IN THOUSANDS
                        -----------------------------------------------------------------------------------------

DECEMBER 31, 2009        14,199           101           259             -            -           38        14,597
                        =======       =======       =======       =======      =======      =======       =======

DECEMBER 31, 2008       $18,954       $ 1,778       $   800       $   416      $   642      $   856       $23,446
                        =======       =======       =======       =======      =======      =======       =======

                                     F - 29

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 5: OTHER CURRENT ASSETS
                                                        AS OF DECEMBER 31,
                                                       -------------------
                                                        2009         2008
                                                       ------       ------
                                                         $ IN THOUSANDS
                                                       -------------------

Prepaid expenses                                          358       $  545
Advances to suppliers                                     995          974
Government authorities                                  1,063        1,001
Accrued income                                            123          543
Current maturity of subordinated note receivable            -          300
Derivatives                                               195          196
Other                                                     158          999
                                                       ------       ------

                                                        2,892       $4,558
                                                       ======       ======

Note 6: INVENTORIES

                       AS OF DECEMBER 31,
                      ---------------------
                        2009         2008
                      -------       -------
                         $ IN THOUSANDS
                      ---------------------

Raw Materials           7,148       $12,343
Work in process         7,650        11,323
Finished goods          4,980         8,459
                      -------       -------

                       19,778       $32,125
                      =======       =======

     The amount of inventories write-off recognized in cost of sales is $ 2,808 thousand (2008 - $4,523 thousand).

                                     F - 30

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 7: PROPERTY, PLANT AND EQUIPMENT

     a.   Composition and movement:

          2009
                                                                                        OFFICE
                                                       MACHINERY                      FURNITURE
                                        LAND AND          AND            MOTOR           AND           LEASEHOLD
                                        BUILDINGS      EQUIPMENT        VEHICLES      EQUIPMENT      IMPROVEMENTS       TOTAL
                                        --------        --------        --------       --------        --------        --------
                                                                           $ IN THOUSANDS
                                        ---------------------------------------------------------------------------------------
 COST

 Balance as of January 1, 2009             5,918         148,211             422          8,389           6,284         169,224
 Additions during the year                     9             174               -             95             333             611
 Disposals during the year
    (through sale)                             -             (19)              -              -               -             (19)
 Disposals (fully depreciated assets)          -               -               -         (2,230)           (148)         (2,378)
                                        --------        --------        --------       --------        --------        --------

 Balance as of December 31,
 2009                                      5,927         148,366             422          6,254           6,469         167,438
                                        --------        --------        --------       --------        --------        --------

 ACCUMULATED DEPRECIATION AND
 IMPAIRMENT

 Balance as of January 1, 2009             1,542          92,036             412          6,544           2,277         102,811
 Depreciation for the year                   207           7,911               6            386             393           8,903
 Disposals during the year
  (through sale)                               -             (18)              -              -               -             (18)
 Disposals (fully depreciated
  assets)                                      -               -               -         (2,230)           (148)         (2,378)
                                        --------        --------        --------       --------        --------        --------

 Balance as of December 31,
 2009                                      1,749          99,929             418          4,700           2,522         109,318
                                        --------        --------        --------       --------        --------        --------

IMPAIRMENT
Balance as of January 1, 2009                372           1,344               -            419               -           2,135
Impairment charge (Reversal
  of impairment loss), net                    82            (738)              -             63               -            (593)
Reduction during the year                    (17)           (276)              -            (49)              -            (342)
                                        --------        --------        --------       --------        --------        --------
Balance as of December 31, 2009              437             330               -            433               -           1,200

 DEPRECIATED COST AS OF
 DECEMBER 31, 2009                         3,741          48,107               4          1,121           3,947          56,920
                                        ========        ========        ========       ========        ========        ========

                                     F - 31

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 7: -PROPERTY, PLANT AND EQUIPMENT (Cont.)

     a.   Composition and movement: (Cont.)

          2008

                                                                                          OFFICE
                                                        MACHINERY                       FURNITURE
                                        LAND AND           AND              MOTOR          AND            LEASEHOLD
                                        BUILDINGS       EQUIPMENT         VEHICLES       EQUIPMENT      IMPROVEMENTS        TOTAL
                                        ---------       ---------        ---------       ---------        ---------        ---------
                                                                           $ IN THOUSANDS
                                        --------------------------------------------------------------------------------------------

 COST

 Balance as of January 1, 2008          $   5,281       $ 147,207        $     422       $   8,209        $   6,222        $ 167,341
 Additions during the year                    637           1,030                -             188              484            2,339
  Disposals during the year
  (through sale)                                -             (26)               -              (8)            (422)            (456)
                                        ---------       ---------        ---------       ---------        ---------        ---------

 Balance as of December 31,
 2008                                       5,918         148,211              422           8,389            6,284          169,224
                                        ---------       ---------        ---------       ---------        ---------        ---------

 ACCUMULATED DEPRECIATION AND
 IMPAIRMENT

 Balance as of January 1, 2008              1,349          84,275              399           6,232            2,299           94,554
 Depreciation for the year                    193           7,781               13             312              189            8,488
 Disposals during the year                      -             (20)               -               -             (211)            (231)
                                        ---------       ---------        ---------       ---------        ---------        ---------

 Balance as of December 31,
 2008                                       1,542          92,036              412           6,544            2,277          102,811
                                        ---------       ---------        ---------       ---------        ---------        ---------

IMPAIRMENT
Balance as of January 1, 2008                   -               -                -               -                -                -
 Additions during the year                    372           1,344                -             419                -            2,135
                                        ---------       ---------        ---------       ---------        ---------        ---------
 Balance as of December 31,
 2008                                         372           1,344                -             419                -            2,135
                                        ---------       ---------        ---------       ---------        ---------        ---------

 DEPRECIATED COST AS OF
 DECEMBER 31, 2008                      $   4,004       $  55,022        $      10       $   1,426        $   4,007        $  64,469
                                        =========       =========        =========       =========        =========        =========

     b.   IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

          The Company engaged a qualified independent appraiser in order to determine the fair value of its cash generating units (including buildings, machinery and equipment, office furniture and equipment and leasehold improvements) for the purpose of impairment examination. As a result of the aforementioned valuation, the Company recorded in
          2009, an impairment reversal, net in the amount of $496 thousand: Due to cash generating unit Cut&Sew the Company recorded a loss from impairment in the amount of $237 thousand, due to cash generating unit
          Seamless the Company recorded an impairment reversal in the amount of
          $394 thousand, and due to cash generating unit hired knitting machines the Company recorded an impairment reversal in the amount of $339 thousand. In 2008 the Company recorded an impairment loss amounting to
          $2,135 thousand, which was allocated to cash generating unit Seamless.
          This loss, and a reversal of part of it, as mentioned above, was calculated by matching fixed assets items to their recoverable amount.
          The recoverable amount is the fair value less costs to sell. A loss from impairment and a reversal of part of it, as mentioned above, were recorded in the statements of income in other expenses (income).

     c.   For liens, see Note 17.

                                     F - 32

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 8: GOODWILL AND INTANGIBLE ASSETS

                                                                   CUSTOMER
                                                                RELATIONSHIPS
                                                    COMPUTER      AND ORDER
                                                    SOFTWARE       BACKLOG      GOODWILL         TOTAL
                                                    -------        -------       -------        -------
                                                                     $ IN THOUSANDS
                                                    ---------------------------------------------------
COST
Balance as of January 1, 2008                         2,941              -             -          2,941
Additions - purchased separately                        224              -             -            224
Additions - Acquisition of Excelsior activity
(Note 3)                                                  -          1,293           344          1,637
                                                    -------        -------       -------        -------

Balance as of December 31, 2008                       3,165          1,293           344          4,802
Additions - purchased separately                         75              -             -             75
Disposals (fully amortized)                          (1,561)             -             -         (1,561)
Extinguishment of contingent consideration
  against goodwill                                        -              -          (344)          (344)
                                                    -------        -------       -------        -------

Balance as of December 31, 2009                       1,679          1,293             -          2,972
                                                    -------        -------       -------        -------

ACCUMULATED AMORTIZATION
Balance as of January 1, 2008                         2,344              -             -          2,344
Amortization                                            251            186             -            437
                                                    -------        -------       -------        -------

Balance as of December 31, 2008                       2,595            186             -          2,781
Additions - purchased separately                        227            468             -            695
Disposal (fully amortized)                           (1,561)             -            --         (1,561)
                                                    -------        -------       -------        -------
Balance as of December 31, 2009                       1,261            654             -          1,915
                                                    -------        -------       -------        -------

IMPAIRMENT
Balance as of January 1, 2009                             -              -             -              -
Additions during the year                                97              -             -             97
                                                    -------        -------       -------        -------
Balance as of December 31, 2009                          97              -             -              -

NET BALANCE

As of December 31, 2009                                 321            639             -            960
                                                    =======        =======       =======        =======
As of December 31, 2008                             $   570        $ 1,107       $   344        $ 2,021
                                                    =======        =======       =======        =======

     AMORTIZATION EXPENSE

     Amortization expense for intangible assets is classified in the statements of income as follows:

                                          FOR THE YEAR ENDED
                                             DECEMBER 31
                                     ---------------------------
                                       2009      2008      2007
                                     -------   -------   -------
                                           $ IN THOUSANDS
                                     ---------------------------

Cost of sales                            227       251       249
Selling and marketing expenses           468       186         -
                                     -------   -------   -------
                                         695       437       249
                                     =======   =======   =======

                                     F - 33

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 9: SUBORDINATED NOTE RECEIVABLE

     In 2006, the Company exercised its option to sell its holdings in
     AlbaHealth ("Alba"). The sale was made for consideration amounting to $13 million, of which $10 million was paid to the Company in cash and $3 million is payable to the Company on August 31, 2009 in accordance with an agreement for issuance of a subordinated note bearing market interest at
     LIBOR + 3%, subject to repayment of Alba's debt to a bank in the USA. The agreement was signed by Alba, Suntrust (Alba's major lender) and Tefron
     USA. In accordance with the agreement, Tefron USA is entitled to receive interest on the note for as long as Alba is in compliance with its credit commitments to Suntrust, as set forth in the agreement between Alba and
     Suntrust. In 2008, Alba failed to comply with one of the financial covenants. Therefore it was in breach of its credit commitment, and acted to replace its sources of financing.

     On December 31, 2008, Alba signed a new loan agreement with BB&T Bank.
     Suntrust and Tefron USA are also parties to this agreement, and have consented for the note to be paid in ten equal installments of $300 thousand. Payments will be made quarterly starting on October 1, 2009 and will bear interest at LIBOR + 3%.

     On September 24, 2009 the Company signed, with Alba, on an agreement to an early repayment of the subordinated note. According to the agreement Alba paid Tefron $1,715 thousand and settled all the interest payments that were lagged. Due to the aforesaid early repayment, the Company recorded a $1,285 thousand capital loss.

Note 10: SHORT - TERM LOANS

     a.   COMPOSITION:

                                             WEIGHTED                                               AS OF
                                              AVERAGE                                             DECEMBER
                                           INTEREST RATE         AS OF DECEMBER 31, 2009          31, 2008
                                            -----------   -------------------------------------  -----------
                                            DECEMBER 31,
                                                2009         IN NIS      IN U.S. $     TOTAL        TOTAL
                                            -----------   -----------  -----------  -----------  -----------
                                                  %                        $ IN THOUSANDS
                                            -----------   --------------------------------------------------

Short-term credit from banks                 LIBOR+2.75           299       13,947       14,246       9,323
Current maturities of long-term loans                               -        4,151        4,151       4,151
Long-term loans classified as current (b)    LIBOR + 1%             -        7,450        7,450      11,335
                                                          -----------  -----------  -----------  -----------

                                                                  299       25,548       25,847      24,809
                                                          ===========  ===========  ===========  ===========

     b.   In 2009 and 2008 the Company failed to comply with its debt covenants and, therefore, in accordance with IAS 1, classified its long-term loans as current. The aforementioned classification was made in spite of the Company's new agreement with the banks as of March 2, 2010, detailed in note 24b, and the in spite of the waivers granted to the
          Company due to its failure to comply with the financial covenants in
          2009 and 2008.

                                     F - 34

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 10: SHORT - TERM LOANS (Cont.)

     c.   MATURITIES AFTER THE BALANCE SHEET DATE AS OF DECEMBER 31, 2009:

                                                 YEAR 1       YEAR 2       YEAR 3       TOTAL
                                                 ------       ------       ------       ------

 Short-term credit from banks                    14,246            -            -       14,246
 Current maturities of long-term loans            4,151            -            -        4,151
 Long-term loans classified as current (b)            -        4,151        3,299        7,450
                                                 ------       ------       ------       ------

 Total                                           18,397        4,151        3,299       25,847
                                                 ======       ======       ======       ======

     d.   For collaterals, see Note 17.

     e.   In March 2, 2010, the Company signed a final agreement with the banks.
          The agreement included a re-organization of the current credit lines of the Company.

          The re-organization in the Company's debt structure towards the banks included a distribution of the liabilities to short, medium and long term credit, while loans in amount of $20 million repaid from the third year from the date of granting the loans. For further details regarding the final agreement see note 24b below.

Note 11: TRADE PAYABLES

                       AS OF DECEMBER 31,
                     ---------------------
                       2009         2008
                     -------       -------
                        $ IN THOUSANDS
                     ---------------------

Trade Payables        14,826       $22,953
Notes Payable            216         2,214
                     -------       -------

                      15,042       $25,167
                     =======       =======

Note 12: OTHER CURRENT LIABILITIES

                                 AS OF DECEMBER 31,
                                -------------------
                                 2009         2008
                                ------       ------
                                  $ IN THOUSANDS
                                -------------------

Payroll accruals                 3,812       $3,528
Accrued expenses                   533        1,177
Tax Authorities (*)                293        2,111
Other current liabilities        1,028          820
                                ------       ------

                                 5,666       $7,636
                                ======       ======

     *)   In January 2009, the Company reached an agreement with the Israeli Tax
          Authorities with regard to payment of taxes in arrears by
          installments. Amounts due to be settled more than one year after the balance sheet date are presented under other non-current liabilities.

                                     F - 35

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 13: LOANS FROM BANKS

     a.   COMPOSITION:

          AS OF DECEMBER 31, 2009

                                                                                 BALANCE NET
                                             WEIGHTED AVERAGE                    OF CURRENT
                                               INTEREST RATE      BALANCE        MATURITIES
                                            -------------------- ----------     ------------
                                                     %                 $ IN THOUSANDS
                                            -------------------- ---------------------------

          Loans from banks                     LIBOR + 1.2-2         11,601            7,450(1)
                                                                 ==========     ============

          (1)  Classified to short term loans, see note 10.

     b.   FINANCIAL COVENANTS

          Credit agreements with the banks that were signed on March 2, 2010 include a compliance with financial covenants including the following financial ratios:

          1.   The Company's EBITDA, pursuant to the Company's consolidated financial statements for 2010, shall be positive; and also -

          2.   The Company's shareholders' equity pursuant to its consolidated financial statements (interim and annual) shall be not less than
               $35 million; and also -

          3.   The total amount of the cash balances, inventory and accounts receivable of the Company, pursuant to its consolidated financial statements (quarterly and annual) shall be not less than $33 million; and also -

          4.   The Company has undertaken that the amount of receivables shall be no less than $9 million, according to its consolidated
               financial statements (quarterly and annual).

          By November 30, 2010, the Companies and the Banks shall reach agreement between them as to the additional financial covenants and undertakings, including with regard to the salary limitations of the officers of the Companies, with which the Companies are required to comply effective from January 1, 2011. Should the Companies and the
          Banks fail to reach such agreement by November 30, 2010, the Companies shall be required to comply with the financial covenants with which the Companies undertook to comply prior to the date of the signing of the Agreement.

          Furthermore, the agreements contain terms and conditions which limit the Group in making certain investments or obtaining additional loans, material sale of assets, dividend distribution or other payments to shareholders.

          Failure to comply with the aforementioned covenants enable the banks to demand immediate repayment in full of all credit extended to the
          Company.

          By December 31, 2009, long-term loans from banks required the Company to be in compliance with financial covenants including the following financial ratios:

          o    Shareholders' equity cannot be less than $40 million.

          o    Ratio of shareholders' equity to Total assets cannot be less than
               20%.

          o    Ratio of total liabilities to banks to EBITDA cannot exceed 9.5.

          As of December 31, 2009, the Company was in breach of the EBITDA covenant. Therefore, subsequent to the balance sheet date, waivers were received from all banks as discussed in Note 10b.

                                     F - 36

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 14: FINANCIAL INSTRUMENTS

     a.   The financial assets and financial liabilities in the balance sheet are classified by groups of financial instruments pursuant to IAS 39:

                                                                 DECEMBER 31,
                                                             -------------------
                                                              2009         2008
                                                             ------       ------
                                                               $ IN THOUSANDS
                                                             -------------------
Financial assets:

Financial assets at fair value through profit or loss:
Derivatives                                                     195          196
                                                             ======       ======
Available-for-sale financial assets                             737          847
                                                             ======       ======
Loans and receivables - subordinated note receivable              -        3,000
                                                             ======       ======

Financial liabilities:

Financial liabilities measured at amortized cost             25,847       24,809
                                                             ======       ======

     b.   FINANCIAL RISKS FACTORS

          The Group's activities expose it to various financial risks such as market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. The Group's comprehensive risk management plan focuses on activities that reduce to a minimum any possible adverse effects on the Group's financial performance. The
          Group utilizes derivatives in order to hedge certain exposures to risks.

          The Board establishes documented objectives for the overall risk management activities as well as specific policies with respect to certain exposures to risks such as currency risk, interest rate risk, credit risk, the use of derivative financial instruments and non-derivative financial instruments.

          1.   MARKET RISKS:

               a.   FOREIGN CURRENCY RISK:

                    The Group operates in a large number of countries and is
                    exposed to foreign currency risk resulting from the exposure to different currencies, mainly the NIS. Foreign exchange
                    risk arises from forward commercial transactions, recognized assets and liabilities denominated in a different currency from the functional and the reporting currency. The risk
                    management unit is responsible for managing the net position of each foreign currency by the use of forward exchange
                    contracts, according to the Company's hedging policy.

                    Management's policy is to hedge forecasted payroll expenses denominated in NIS, payments to suppliers in NIS and sales in Euro. The hedging level is examined from time to time,
                    according to the market condition.

               b.   INTEREST RISK:

                    The Group is exposed to the risk of change in market
                    interest rates on sort-term and long-term loans from banks which bear adjustable interest rates (the long-term loans
                    are linked to the LIBOR and PRIME base interest rate.

                                     F - 37

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 14: FINANCIAL INSTRUMENTS (CONT.)

     b.   FINANCIAL RISKS FACTORS (Cont.)

          2.   CREDIT RISK:

               The Group has no significant concentrations of credit risk. The
               Group has a policy to ensure collection through sales of its products to wholesalers with an appropriate credit history.

               Credit risk may arise from the exposure of holding several financial instruments with a single entity or from entering into transactions with several groups of debtors with similar economic characteristics whose ability to discharge their obligations will likely be similarly affected by changes in economic or other conditions. Factors that have the potential of creating
               concentrations of risks consist of the nature of the debtors'
               activities, such as their business sector, the geographical area of their operations and the financial strength of groups of borrowers.

               The Company provides an allowance for doubtful accounts based on the factors that affect the credit risk of certain customers, past experience and other information.

               The Company maintains cash and cash equivalents and other
               financial instruments in various financial institutions in Israel and in other countries in which the Company works. The Company's policy is to diversify its investments among the various
               institutions.

               As of December 31, 2009, cash and cash equivalents totaled $
               1,904 thousand.

               The Company's revenues are mainly from customers in the United
               States and Europe. Outstanding customer receivables are regularly monitored by the Company, and allowances for doubtful accounts which, according to the Company's evaluation, adequately reflect the expected loss of debts whose collection is doubtful, were recorded in the financial statements

          3.   LIQUIDITY RISK:

               Liquidity risk is the risk that the Company will not be able to pay its financial liabilities at payment date. The responsibility for managing liquidity risk is handled by the Company's
               management, and it manages a plan of managing financial risks and liquidity for the short, medium and long ranges according to the
               Company's needs. The Company manages the liquidity risk by performing updating financial forecasts.

                                     F - 38

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 14: FINANCIAL INSTRUMENTS (CONT.)

          The table below presents the maturity profile of the Group's financial liabilities based on contractual undiscounted payments:

          AS OF DECEMBER 31, 2009

                           LESS THAN      1 TO 2       2 TO 3
                             1 YEAR       YEARS         YEARS       TOTAL
                             ------       ------       ------       ------
                                            $ IN THOUSANDS
                             ---------------------------------------------

Loans from banks             18,397        4,151        3,299       25,847
Trade payables               15,042            -            -       15,042
Other accounts payable        5,374            -            -        5,374
Other liabilities               292        1,838            -        2,130
                             ------       ------       ------       ------
                             39,105        5,989        3,299       48,393
                             ======       ======       ======       ======

          AS OF DECEMBER 31, 2008

                            LESS THAN      1 TO 2        2 TO 3        3 TO 4
                             1 YEAR         YEARS         YEARS        YEARS          TOTAL
                             -------       -------       -------       -------       -------
                                                     $ IN THOUSANDS
                             ---------------------------------------------------------------

Loans from banks             $13,474       $ 4,151       $ 4,151       $ 3,033       $24,809
Trade payables                25,167             -             -             -        25,167
Other accounts payable         5,525             -             -             -         5,525
Other liabilities              2,111           915           394             -         3,420
                             -------       -------       -------       -------       -------
                             $46,277       $ 5,066       $ 4,545       $ 3,033       $58,921
                             =======       =======       =======       =======       =======

     c.   FAIR VALUE

          The carrying amount of cash and cash equivalents, trade receivables, other current assets, subordinated note receivable, short - term loans from banks and long-term loans, trade payables and other current liabilities approximate their fair value.

     d.   CLASSIFICATION OF FINANCIAL INSTRUMENTS BY FAIR VALUE HIERARCHY:

          The financial instruments presented in the balance sheet at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

          Level 1   -  quoted prices (unadjusted) in active markets for
                       identical assets or liabilities.

          Level 2   -  inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

          Level 3   -  inputs that are not based on observable market data
                       (valuation techniques which use inputs that are not based
                       on observable market data).

                                     F - 39

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 14: FINANCIAL INSTRUMENTS (CONT.)

     d.   Classification of financial instruments by fair value hierarchy
          (Cont.):

          FINANCIAL LIABILITIES MEASURED AT FAIR VALUE:

          December 31, 2009:

                                                              LEVEL 1           LEVEL 2           LEVEL 3
                                                          ---------------   ---------------   ---------------
                                                                            $ IN THOUSANDS
                                                          ---------------------------------------------------
Financial liabilities at fair value through profit or
   loss:
Foreign exchange foreign contracts - hedged                      -                 195               -

Available for sale financial assets:
Mortgage-backed securities                                       -                   -             737

          During 2009, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

          Changes in financial assets classified in Level 3:

                                                           AVAILABLE-FOR-SALE
                                                               FINANCIAL
                                                                 ASSETS
                                                              ------------
                                                             $ IN THOUSANDS
                                                              ------------

 Balance as of January 1, 2009                                         847

 Total recognized gains (losses):
 In other comprehensive income (loss)                                 (110)
                                                             -------------
 Balance as of December 31, 2009                                       737
                                                             =============

 Total gain (loss) for the year included in profit or
    loss relating to assets held at the end of the
    reporting year                                                       -
                                                             =============

     e.   DERIVATIVES AND CASH FLOW HEDGING

          The Group in Israel is exposed mainly to foreign currency risk.

          As of December 31, 2009 and 2008 the Group held forward contracts and
          Call and Put options in foreign currency in purpose of hedging wages payment for the Company's employees in Israel and purchase of expected future raw materials from the local suppliers, and also hedge of the expected sales in Euro to the Company's clients in Europe, which the
          Group has expected transactions in high probability. The forward contracts and the Call and Put options in foreign currency hedge the currency risk of the expected transactions in a high probability.

          The cash flow hedge of expected future purchases in January to March
          2010 was assessed to be highly effective, and as of December 31, 2009, net unrealized gain amounting to $95 thousand, plus deferred tax liability amounting to $24 thousand, was included in equity.

          The cash flow hedge of expected future sales in January to April 2010 was assessed to be highly effective, and as of December 31, 2009, net unrealized gain amounting to $20 thousand, plus deferred tax liability amounting to $7 thousand, was included in equity.

          The cash flow hedge of expected future purchases in January to March
          2009 was assessed to be highly effective, and as of December 31, 2008, net unrealized gain amounting to $47 thousand, plus deferred tax liability amounting to $16 thousand, was included in equity.

                                     F - 40

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 14: FINANCIAL INSTRUMENTS (CONT.)

     e.   DERIVATIVES AND CASH FLOW HEDGING (Cont.)

          The cash flow hedge of expected future wages payments in January 2009 was assessed to be highly effective, and as of December 31, 2008, net unrealized loss amounting to $28 thousand, plus deferred tax asset amounting to $17 thousand, was included in equity.

          The cash flow hedge of expected future sales in January to March of
          2009 was assessed to be highly effective, and as of December 31, 2008, net unrealized gain amounting to $4 thousand, plus deferred tax liability amounting to $1 thousand, was included in equity.

          The following are details of the Group's financial derivatives:

                                             EXERCISE / EXPIRATION     PAR VALUE ($    FAIR VALUE
                                                      DATE            IN THOUSANDS)  $ IN THOUSANDS
                                            ------------------------- -------------   ------------
December 31, 2009

Forward transactions purchased, net             Jan. - May. 2010              6,692            195
                                                                      =============   ============

December 31, 2008

Forward transactions purchased, net             Jan. - Jun. 2009             13,483            196
                                                                      =============   ============

Options purchased:
Call options                                    Jan. - Feb. 2009             (2,000)           (88)
                                                                      =============   ============

Put options                                     Jan. - Feb. 2009              2,000              1
                                                                      =============   ============

     f.   SENSITIVITY TESTS RELATING TO CHANGES IN MARKET FACTORS

          Changes in interest rates for financial liabilities as of December 31 would have increased (decreased) shareholders' equity and income or loss by the following amounts. This analysis assumes that all other variables are constant and ignores tax implications.

          SENSITIVITY TEST TO CHANGES IN
                 INTEREST RATES
              --------------------
             GAIN (LOSS) FROM CHANGE
              --------------------
          1% INCREASE IN  1% DECREASE IN
             INTEREST       INTEREST
              ------        ------
                 $ IN THOUSANDS
              --------------------

2009            (430)          430
              ======        ======

2008          (2,170)        2,170
              ======        ======

                                     F - 41

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 14: FINANCIAL INSTRUMENTS (CONT.)

     f.   SENSITIVITY TESTS RELATING TO CHANGES IN MARKET FACTORS (Cont.)

          Changes in NIS exchange rates as of December 31 would have increased
          (decreased) shareholders' equity and income or loss by the following amounts. This analysis assumes that all other variables are constant and ignores tax implications.

        SENSITIVITY TEST TO FLUCTUATIONS
               IN NIS EXCHANGE RATE
              ---------------------
              GAIN (LOSS) FROM CHANGE
              ---------------------
           1% INCREASE IN  1% DECREASE IN
           EXCHANGE RATE   EXCHANGE RATE
              -------       -------
                 $ IN THOUSANDS
              ---------------------

2009            1,420        (1,420)
              =======       =======

2008          $ 1,700       $(1,700)
              =======       =======

          Changes in NIS exchange rates as of December 31 would have increased
          (decreased) shareholders' equity and income or loss by the following amounts. This analysis assumes that all other variables are constant and ignores tax implications.

                                                                           GAIN (LOSS) FROM CHANGE
                                                                      -----------------------------------
                                                                      1% INCREASE IN    1% DECREASE IN
                                                                       MARKET FACTOR     MARKET FACTOR
                                                                      ---------------- ------------------
FOREIGN CURRENCY                                                               $ IN THOUSANDS
                                                                      -----------------------------------

US DOLLAR

2009 -   In respect of forward transactions and options                         (300)                300

2008 -   In respect of forward transactions and options                       (1,000)              1,000

EURO

2009 -   In respect of forward transactions                                     (290)                290

2008 -   In respect of forward transactions                                      (35)                350

          SENSITIVITY TESTS AND PRINCIPAL WORK ASSUMPTIONS:

          The selected changes in the relevant risk variables were determined based on management's estimate as to reasonable possible changes in these risk variables.

          The Company has performed sensitivity tests of principal market risk factors that are liable to affect its reported operating results or financial position. The sensitivity tests present the profit or loss and/or change in equity (before tax) in respect of each financial instrument for the relevant risk variable chosen for that instrument as of each reporting date. The test of risk factors was determined based on the materiality of the exposure of the operating results or financial condition of each risk with reference to the operating currency and assuming that all the other variables are constant.

          The sensitivity test for long-term loans with variable interest was only performed on the variable component of interest.

                                     F - 42

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 15: EMPLOYEE BENEFITS

     Employee benefits consist of short-term benefits and post-employment benefits.

     a.   POST-EMPLOYMENT BENEFITS

          According to the labor laws and Severance Pay Law in Israel, the
          Company is required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to Section 14 to the Severance Pay Law, as specified below. The Company's liability is accounted for as a post-employment benefit. The computation of the Company's employee benefit liability is made in accordance with a valid employment contract based on the employee's salary and employment term which establish the entitlement to receive the compensation.

          The post-employment employee benefits are normally financed by contributions classified as defined contribution plans or as defined benefit plans, as detailed below.

     b.   DEFINED CONTRIBUTION PLANS

          Section 14 of the Severance Pay Act, 1963 in Israel applies to part of the compensation payments, pursuant to which the fixed contributions paid by the Group into pension funds and/or policies of insurance companies release the Group from any additional liability to employees for whom such contributions were made. These contributions and contributions for compensation represent defined contribution plans.

                                                        FOR THE YEAR ENDED DECEMBER 31
                                                        -----------------------------
                                                        2009         2008        2007
                                                        -----       -----       -----
                                                                $ IN THOUSANDS
                                                        -----------------------------

Expenses in respect of defined contribution plans       1,072       1,170       1,139
                                                        =====       =====       =====

                                     F - 43

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 15: EMPLOYEE BENEFITS (Cont.)

     c.   DEFINED BENEFIT PLANS

          The Group accounts for that part of the payment of compensation that is not covered by contributions in defined contribution plans, as above, as a defined benefit plan for which an employee benefit liability is recognized and for which the Group contributes amounts in central severance pay funds and in qualifying insurance policies.

          1.   EXPENSES CHARGED TO THE STATEMENTS OF INCOME:

                                                      FOR THE YEAR ENDED DECEMBER 31
                                                     -------------------------------
                                                     2009          2008         2007
                                                     -----        -----        -----
                                                             $ IN THOUSANDS
                                                     -------------------------------

Current service cost                                   147        $ 382          319
Interest cost on benefit obligation                     95          143          126
Expected return on plan assets                         (35)         (55)         (43)
Other                                                   40         (121)         (82)
                                                     -----        -----        -----

Total expenses in respect of employee benefits         247        $ 349          320
                                                     =====        =====        =====

Actual return on plan assets                            37        $  10           43
                                                     =====        =====        =====

Expenses presented in the statements of
income are as follows:

Cost of sales                                          199        $ 100          194
Sales and marketing expenses                            44          115           42
General and administrative expenses                      4          134           84
                                                     -----        -----        -----

                                                       247        $ 349          320
                                                     =====        =====        =====

          2.   PLAN ASSETS (LIABILITIES), NET

                                  AS OF DECEMBER 31,
                                 --------------------
                                  2009          2008
                                 ------        ------
                                    $ IN THOUSANDS
                                 --------------------

Defined benefit obligation       (1,468)       (3,098)
Fair value of plan assets           739           929
                                 ------        ------

Total liabilities, net             (729)       (2,169)
                                 ======        ======

                                     F - 44

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 15: EMPLOYEE BENEFITS (Cont.)

     c.   DEFINED BENEFIT PLANS (Cont.)

          3.   CHANGES IN PRESENT VALUE OF DEFINED BENEFIT OBLIGATION

                                 2009          2008
                                ------        ------
                                   $ IN THOUSANDS
                                --------------------

Balance as of January 1          3,098         2,425

Interest expenses                   95           143
Current service cost               147           382
Benefits paid                     (770)         (574)
Net actuarial loss (gain)         (588)          222
Exchange rate differences         (514)          500
                                ------        ------

Balance as of December 31        1,468         3,098
                                ======        ======

          4.   PLAN ASSETS

               a)   PLAN ASSETS

                    Plan assets include assets held by a long-term employee
                    benefit fund and by qualifying insurance policies.

               b)   MOVEMENT IN FAIR VALUE OF PLAN ASSETS

                                         2009          2008
                                         -----        -----
                                           $ IN THOUSANDS
                                         ------------------

Balance as of January 1                    929        $ 940

Expected return                             35           55
Employer contributions to the plan          72          118
Benefits paid                             (216)        (152)
Net actuarial loss                         (20)         (42)
Exchange rate differentials                (61)          10
                                         -----        -----

Balance as of December 31                  739        $ 929
                                         =====        =====

          5.   PRINCIPAL ASSUMPTIONS USED IN DETERMINING THE DEFINED BENEFIT
               PLAN

                                           YEAR ENDED DECEMBER 31,
                                     -----------------------------------
                                       2009          2008          2007
                                     -------       -------       -------
                                                      %
                                     -----------------------------------

Discount rate                            5.4       3.9-4.6       3.9-4.6
                                     =======       =======       =======

Expected return on plan assets       3.6-5.4         5-6.7         5-6.7
                                     =======       =======       =======

Expected salary increase rate              0             0             0
                                     =======       =======       =======

                                     F - 45

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 15: EMPLOYEE BENEFITS (Cont.):

     c.   DEFINED BENEFIT PLANS (Cont.):

          6.   The amounts for the current and previous years:

                                                     YEAR ENDED DECEMBER 31,
                                                  -----------------------------
                                                  2009         2008        2007
                                                  -----       -----       -----
                                                         $ IN THOUSANDS
                                                  -----------------------------

Present value of defined benefit obligation       1,468       3,098       2,425
                                                  =====       =====       =====

Fair value of plan assets                           739         929         940
                                                  =====       =====       =====

Surplus in the plan                                 729       2,169       1,485
                                                  =====       =====       =====

Note 16: INCOME TAXES

     a.   TAX LAWS APPLICABLE TO GROUP COMPANIES

          The Company is subject to provisions of Income Tax Regulations (Rules for Bookkeeping by Foreign Investment Companies and Certain
          Partnerships and Determination of Taxable Revenue), 1986. In
          accordance with the aforementioned regulations, the Company files its income tax returns in USD.

          TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL
          INVESTMENT, 1959 ("THE LAW")

          The Company's enterprises received a status of "approved enterprise"
          under the law for the Encouragement of Capital Investment, 1959.
          According to the Law, revenues from the approved enterprises, during the seven years from the first year the approved enterprise earns taxable income, provided that 7 years have not passed since the approval was granted or 12 years have not passed since the enterprise began operating, whichever is earlier ("benefit period"), will be taxed at reduced tax rate of between 10% and 25% (in accordance with the rate of foreign investments in the company). A company, in which foreign investments exceed 25%, is entitled to a 10-year benefit period. Approval letters dated January 1997 or later are entitled to a tax exemption in the first two years of the benefit period.

          Shareholders are taxed at a 15% tax rate (withheld) on dividends distributed from revenues from the approved operations, and at a 25%
          tax rate on dividends distributed from revenues from other sources, unless otherwise stipulated by tax treaties.

          TEFRON -Tefron has 9 approved investments under the grants track. The benefit period of 6 approved investments of the Company has ended, and as such income derived from these investments is taxable at the regular corporate tax rate in Israel. The ratio of the revenue derived from these investments is calculated according to growth in Company sales over and above sales before the beginning of these investments.
          The benefit period of 3 approved investments of the Company has yet to be ended.

          HI-TEX - Hi-Tex has 3 approved investments under the grants track. The benefit period of them has yet to be ended.

          In addition, the Company's fourth plan is in accordance with Amendment
          60 of the Law ("the Amendment"), under the alternative track. Under the alternative track, the benefit period start date is from the year in which taxable revenue is first generated by the approved enterprise, provided that less than 12 years have elapsed since the start of the elective year. Under this track, the Company is tax exempt in the first ten years of the benefit period.

          The basic condition for receiving the benefits under this track is that the enterprise is "a competitive enterprise".

                                     F - 46

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 16: INCOME TAXES (CONT.)

     a.   TAX LAWS APPLICABLE TO GROUP COMPANIES (CONT.)

          TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL
          INVESTMENT, 1959 ("THE LAW") (Cont.)

          Another condition for receiving the benefits under the alternative track is a minimum qualifying investment. This condition requires an investment in the acquisition of productive assets such as machinery and equipment, which must be carried out within three years. The minimum qualifying investment required for plant expansion is the higher of NIS 300 thousand and an amount equivalent to the "qualifying percentage" of the value of the productive assets. Productive assets that are used by the plant but not owned by it will also be viewed as productive assets.

          The qualifying percentage of the value of the productive assets is as follows:

          THE VALUE OF PRODUCTIVE          THE NEW PROPORTION THAT
          ASSETS BEFORE THE EXPANSION      THE REQUIRED INVESTMENT BEARS
          (NIS IN MILLIONS)                TO THE VALUE OF PRODUCTIVE ASSETS
          ------------------------------   -------------------------------------

          Up to NIS 140                                    12%
          NIS 140 - NIS 500                                 7%
          More than NIS 500                                 5%

          The income qualifying for tax benefits under the alternative track is the taxable income of a company that has met certain conditions as determined by the Law ("a beneficiary enterprise"), and which is derived from an industrial enterprise or a hotel. The Law specifies the types of qualifying income that is entitled to tax benefits under the alternative track both in respect of an industrial enterprise and of a hotel, whereby income from an industrial enterprise includes, among others, revenues from the production and development of software products and revenues from industrial research and development activities performed for a foreign resident (and approved by the Head of the Administration of Industrial Research and Development).

          The Hi-Tex enterprise has elected 2007 as its elective year.
          Furthermore, on June 30, 2008 an application for a pre-ruling was filed with the Income Tax Professional Department, requesting beneficiary enterprise status and determination of 2007 as the elective year ("the application for a pre-ruling"). To date, response from the Tax Authorities has yet to be received.

          As mentioned in Note 1c above, in January 2009 the Group placed all of the active wear and intimate apparel operations under Hi-Tex founded by Tefron Ltd. To this end, Tefron transferred most of its assets to
          Hi-Tex against allotment of additional Hi-Tex shares, pursuant to
          Section 104 of the Israeli Income Tax Ordinance. Therefore, Tefron
          applied to the Investment Center to indorse its approval to Hi-Tex. To date, response has yet to be received. In addition, Hi-Tex updated the application for a pre-ruling accordingly.

          MACRO - Macro has elected 2005 as the elective year under the alternative track, pursuant to the amendment to the Law. The Company informed the income tax assessor on its election in its letter from
          December 27, 2006.

                                     F - 47

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 16: INCOME TAXES (CONT.)

     a.   TAX LAWS APPLICABLE TO GROUP COMPANIES (CONT.)

          THE LAW FOR ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

          The Company and its subsidiaries in Israel are "industrial companies"
          in conformity with the Industry Promotion Act (Taxes), 1969. The principal benefits to which the companies are entitled under this Act are accelerated depreciation on property, plant and equipment, a consolidated tax return and allowed deduction for tax purposes, over a three year period, of costs incurred in listing shares for trading.

          CAPITAL GAINS/LOSSES

          Under provisions of the Israeli Income Tax Ordinance (Amendment 132),
          2003 (the "Reform Act"), a reduced tax rate of 25% applies to capital gains realized after January 1, 2003 instead of the normal tax rate.
          When selling assets acquired prior to the effective date of the
          "Reform Act", the reduced tax rate shall apply only to the part of the gain made after the "Reform Act" came into effect, to be calculated as set forth in the act. Furthermore, the "Reform Act" stipulates that carry-forward capital losses for tax purposes may be offset against capital gains with no time limits. The Reform Act also sets forth the option to offset capital losses from sale of assets outside Israel against capital gains in Israel.

     b.   TAX RATES APPLICABLE TO THE INCOME OF THE GROUP:

          In June 2004, an amendment to the Income Tax Ordinance (No. 140 and
          Temporary Provision), 2004 was passed by the "Knesset" (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which, among others, the corporate tax rate is to be progressively reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 -
          31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 and thereafter - 25%.

          In July 2009, the "Knesset" (Israeli Parliament) passed the Law for
          Economic Efficiency (Amended Legislation for Implementing the Economic
          Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates:
          2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and
          thereafter - 18%.

          The effect of the abovementioned change on the balances of deferred taxes has been a decrease in loss of approximately $ 888 thousand which was carried to taxes on income in 2009.

          The tax rate on a subsidiary in the United States is 34%.

          El Masira is incorporated in the Free Trade Zone in Jordan, and is taxed according to tax laws applicable in Jordan. The statutory tax rate in the Free Trade Zone in Jordan, for the industry in which the
          Group is engaged, is 0%.

     c.   FINAL TAX ASSESSMENTS

          The Company and its subsidiaries operating in Israel have final tax assessments through 2004. Major subsidiaries operating outside Israel have final tax assessments through 2007.

          The Company is subject to provisions of Income Tax Law (Rules for bookkeeping by foreign investment companies and certain partnerships and determination of taxable income), 1986. In accordance with the aforementioned provisions, the Company files for taxes on income purposes in accordance with provisions concerning bookkeeping, in USD.

                                     F - 48

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 16: INCOME TAXES (CONT.)

     d.   CARRYFORWARD LOSSES FOR TAX PURPOSES AND OTHER TEMPORARY DIFFERENCES

          Tefron, Hi-Tex and Macro have carryforward losses for tax purposes as of December 31, 2009 amounting to $ 37,881 thousand, which may be used over an unlimited period. In respect of said balances and other deductible temporary differences relating to employee benefits and provision for doubtful accounts, the Company recorded in its financial statements deferred tax assets amounting to $ 9,216 thousand (because of their expected utilization as a result of deferred tax liabilities in the amount of $10,887 thousand, mainly property, plant and equipment. Furthermore, a subsidiary in the USA has carryforward losses for tax purposes amounting to $ 13,006 thousand as of December
          31, 2009. The Company estimates that these losses cannot be utilized;
          hence, no deferred tax asset has been recognized.

     e.   DEFERRED TAXES

          Composition:

                                               BALANCE SHEETS                       STATEMENTS OF INCOME
                                          ------------------------        ----------------------------------------
                                                 DECEMBER 31                    FOR THE YEAR ENDED DECEMBER 31
                                          ------------------------        ----------------------------------------
                                            2009            2008            2009            2008            2007
                                          --------        --------        --------        --------        --------
                                                                      $ IN THOUSANDS
                                          ------------------------------------------------------------------------

DEFERRED TAX LIABILITIES

Property, plant and equipment              (10,649)        (13,169)          2,520            (274)            (96)
Cash flow hedging transactions                 (38)            (15)              -               -               -
Actuarial profit in respect of
defined benefit plan                           (42)              -               -                               -
Acquisition of Excelsior                      (158)           (277)            119              48               -
                                          --------        --------

                                           (10,887)        (13,461)
                                          --------        --------
DEFERRED TAX ASSETS

Carryforward tax losses for tax
  purposes                                   8,528           5,390           3,138           5,021             161
Allowance for doubtful accounts                230             241             (11)            216             (11)
Employee benefits                              431             867            (436)            242             (85)
Available for sale financial assets             27               -               -               -               -
Actuarial loss in respect of a
  defined  benefit plan                          -              66               -               -               -
                                          --------        --------

                                             9,216           6,564
                                          --------        --------        --------        --------        --------
Deferred tax income (expenses)                                               5,330           5,253             (31)
                                                                          ========        ========        ========

Deferred tax liabilities, net               (1,671)         (6,897)
                                          ========        ========

          Deferred taxes are presented in the balance sheet as follows:

                                  DECEMBER 31
                              ----------------------
                               2009           2008
                              -------        -------
                                  $ IN THOUSANDS
                              -------        -------

Non-current assets              1,409              -
Non-current liabilities        (3,080)        (6,897)
                              -------        -------
                               (1,671)        (6,897)
                              =======        =======

          The deferred taxes are computed at the average tax rate of 23.5%
          (2008-21.0%) based on the tax rates that are expected to apply upon realization.

                                     F - 49

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 16: INCOME TAXES (CONT.)

     e.   DEFERRED TAXES (CONT.)

          TAXES ON INCOME RELATED TO ITEMS CARRIED TO EQUITY:

                                                                        DECEMBER 31
                                                               -------------------------------
                                                                2009         2008         2007
                                                               -----        -----        -----
                                                                       $ IN THOUSANDS
                                                               -------------------------------

Loss in respect of  investments available-for-sale               (27)           -            -
Actuarial gain (loss) in respect of defined benefit plan         108          (66)           -
Gain in respect of cash flow hedging transactions                 38            8          165
                                                               -----        -----        -----
                                                                 119          (58)         165
                                                               =====        =====        =====

     f.   TAX INCOME (EXPENSE) INCLUDED IN STATEMENTS OF INCOME

                                                       DECEMBER 31
                                         --------------------------------------
                                           2009           2008           2007
                                         --------       --------       --------
                                                    $ IN THOUSANDS
                                         ---------------------------------------

Deferred taxes, see also (e) above          5,330          5,253            (31)
Taxes in respect of previous years              -           (576)            66
                                         --------       --------       --------

                                            5,330          4,677             35
                                         ========       ========       ========

          The Company does not intend to distribute dividends which would create a tax liability for its revenues from an "approved enterprise".

     g.   THEORETICAL TAX

          A reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate and the taxes on income recorded in the statement of income is as follows:

                                                                     YEAR ENDED DECEMBER 31
                                                            ------------------------------------------
                                                              2009             2008             2007
                                                            --------         --------         --------
                                                                         $ IN THOUSANDS
                                                            ------------------------------------------

(Loss) income before taxes                                   (22,723)         (22,256)             547
                                                            ========         ========         ========

Statutory tax rate                                                26%              27%              29%
                                                            ========         ========         ========

Tax (tax saving) computed at the statutory tax rate           (5,908)          (6,009)             159

Increase (decrease) in taxes on income resulting from
   the following factors:

Non-deductible expenses for tax purposes                         155              379              105
Increase in unrecognized tax losses in the year                  192              146                -
Update of deferred tax balances due to changes in tax
   rates                                                         500                -                -
Taxes in respect of previous years                                 -              576              (66)
Others                                                          (269)             231             (233)
                                                            --------         --------         --------

Taxes (benefit) expense                                       (5,330)          (4,677)             (35)
                                                            ========         ========         ========

Effective tax rate                                              23.5%            21.0%            (6.4)%
                                                            ========         ========         ========

                                     F - 50

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 17: CONTINGENT LIABILITIES, CONTRACTS AND LIENS

     a.   CONTINGENCIES

          1.   According to the law for the Encouragement of Capital Investment,
               1959, the Company and its subsidiaries received grants according to their investments in enterprises. The receiving of the grants is conditioned in applying all of the conditions in the
               application for a pre-ruling and also that at least 30% of the investments will be financed by the outstanding share capital.
               Lack of applying the conditions in the application for a
               pre-ruling will oblige the return of the grants with an addition of interest and linkage differences from the grant date.

               In order to fulfill the conditions related to receiving the investment grants, the Company and its subsidiaries recorded floating liens on their entire assets, in favor of the state of
               Israel.

          2.   LEGAL PROCEEDINGS

               a.   On November 15, 2006, a former employee of the Company filed claims with the District Court and with the Labor Court
                    against the Company, a serving Board member of the Company and two former Board members of the Company. The plaintiff was convicted and jailed in Egypt in November 1996 on
                    charges of spying, while in Egypt on Company business. The plaintiff claims a direct link exists between his arrest in
                    Egypt and his employment by the Company in Egypt. The claim filed with the District Court and with the Labor Court
                    amounts to $2,000 thousand.

                    Group management estimates, based on the opinion of legal
                    counsel, that the claim is without merit, hence no provision was made for this claim.

                    As of the report date, the claim is in the evidence stage
                    and the next court session was set for July 2010.

               b.   Two legal claims were lodged against the Company by two
                    former employees. The total amount of the claims amounted to
                    $600 thousand. The claims were lodged due to claims
                    regarding the termination of the working relations. At this stage, the claims are in preliminary stages.

                    Group management estimates, based on the opinion of legal
                    counsel, that the provisions included in its financial
                    statements are sufficient to cover potential damage caused to it, if any, from those claims. These provisions were
                    presented in the statements of income under "general and
                    administrative expenses".

     b.   CONTRACTS

          COMMITMENT TO MAKE RENT PAYMENTS

          The facilities of the Company and most of its subsidiaries are located in buildings leased for various terms ending between 2012 and 2019.

          The aggregate minimum rent commitments under non-cancelable leases as of December 31 are as follows:

                             2009 (*)        2008
                             -------       -------
                                $ IN THOUSANDS
                             ---------------------

Year 1                         2,172         3,231
Years 2                        1,970         3,034
Years 3                        1,875         2,939
Years 4 and thereafter        11,633         1,309
                             -------       -------
                              17,650        10,513
                             =======       =======

          (*) Minimum lease payments for 2009 are presented in accordance with the agreement signed with "Reit 1" in March 21, 2010, specified in
          Note 24 d below.

                                     F - 51

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 17: CONTINGENT LIABILITIES, CONTRACTS AND LIENS (Cont.)

     c.   LIENS

          1.   All liabilities to banks are secured by a floating lien on the
               Company's and the subsidiaries' existing and future assets, which permits the Company to dispose of assets in the normal course of business,.

          2.   To secure compliance with conditions of the "approved enterprise"
               status granted to the Company and its subsidiaries pursuant to the Capital Investment Promotion Act, 1959, the Company and its
               subsidiaries have pledged floating liens up to an unlimited amount on all their assets in favor of the State of Israel.

Note 18: SHAREHOLDERS' EQUITY

     a.   REVERSE SPLIT OF COMPANY SHARES

          On January 20, 2009, a special General Meeting approved a reverse split of Company share capital, such that 10 ordinary shares of NIS 1 par value each would be converted into one ordinary share of NIS 10 par value. The effective date for this reverse split was January 22,
          2009 at trading start on the Tel Aviv Stock Exchange. Earnings (loss)
          per share have been retrospectively adjusted in the Company's financial statements.

          Furthermore, the General Meeting of shareholders approved an increase in the Company's authorized share capital, from 49,995,500 shares of
          NIS 1 par value each to 69,995,500 shares of NIS 1 par value each, at values prior to the reverse split of share capital, or from 4,999,550 shares of NIS 10 par value each to 6,999,550 shares of NIS 10 par value each in values subsequent to the reverse-split of share capital.
          The Company's Articles of Incorporation and Bylaws were amended accordingly.

     b.   SHARE CAPITAL COMPOSITION

                                                        DECEMBER 31, 2009
                                             -----------------------------------------
                                            AUTHORIZED        ISSUED        OUTSTANDING
                                             ---------       ---------       ---------
                                                        NUMBER OF SHARES
                                             -----------------------------------------

Ordinary shares, NIS 10 par value each       6,999,550       2,220,039       2,120,299
                                             =========       =========       =========

                                                        DECEMBER 31, 2008
                                             -----------------------------------------
                                            AUTHORIZED         ISSUED       OUTSTANDING
                                             ---------       ---------       ---------
                                                          NUMBER OF SHARES
                                             -----------------------------------------

Ordinary shares, NIS 10 par value each       4,999,550       2,220,039       2,120,299
                                             =========       =========       =========

                                     F - 52

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 18: SHAREHOLDERS' EQUITY (Cont.)

     c.   RIGHTS CONFERRED BY SHARES

          ORDINARY SHARES

          1.   Voting rights at the General Meeting, right to dividends, rights upon liquidation of the Company and right to appoint Company
               Board members.

          2.   Traded on the Tel Aviv Stock Exchange.

          On December 22, 2008, Company shares were suspended from trading on the New York Stock Exchange (NYSE) for failure to meet quantitative listing conditions, which include a requirement of average market capitalization of no less than $25 million over a period of 30 trading days. Shortly afterwards, Company shares started being traded on the
          OTC.

     d.   TREASURY SHARES

          As of the balance sheet date, Tefron Holdings (98) Ltd., a wholly-owned subsidiary of the Company, holds 99,740 Company shares, which constitute 4.49% of Company shares and whose cost is $7,408 thousand. The investment in these shares is recorded according to the
          "treasury shares" method in the equity.

          To secure a received loan, those shares are pledged to a bank.

     e.   OTHER CAPITAL RESERVES

          CAPITAL RESERVE FOR HEDGES

          The effective portion of the gain or loss (net of tax) on cash flow hedges is recognized directly in capital reserve for hedges.

          Net gain for cash flow hedges recognized in 2009 is $115 thousand
          (2008 - $23 thousand gain).

     f.   RIGHTS OFFERING, SHELF PROSPECTUS AND A PRIVATE PLACEMENT

          Regarding the rights offering, shelf prospectus and private placement occurred subsequent to the balance sheet date, see Note 24 c below.

     g.   DIVIDEND PAID

          On April 2, 2008, the Company declared a cash dividend to Company's shareholders as of April 14, 2008 ("the effective date"). The amount included in the statement of changes in shareholders' equity, amounting to $ 8,000 thousand, reflects a dividend of $ 0.377 per share outstanding on the dividend declaration date. The dividend was distributed on May 1, 2008.

     h.   CAPITAL MANAGEMENT IN THE COMPANY:

          The Company's capital management objectives are:

          1.   To preserve the Group's ability to ensure business continuity thereby creating a return for the shareholders, investors and other interested parties.

          2.   To ensure adequate return for the shareholders by pricing of products and services adjusted to the level of risk in the
               Group's business activity.

                                     F - 53

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 18: SHAREHOLDERS' EQUITY (Cont.)

     h.   CAPITAL MANAGEMENT IN THE COMPANY (CONT.)

          The Company acts to achieve a capital return at a level that is customary in the industry and markets in which the Company operates.
          This return is subject to changes depending on market factors in the
          Company's industry and business environment. The Company is under minimal equity requirements of $35 million according to the financial covenants included in the agreements with the lending banks and is not required to attain a certain level of capital return. In 2009 and
          2008, the Company achieved a negative capital return.

          As for loans from the banks (see also Note 13), the Company was required to meet financial covenants, including the ratio of equity to total balance of 1:5. As of December 31, 2009, the Company meets the condition required.

          In accordance to the financing reorganization agreement with the banks, as detailed in Note 13b, the Company's equity, shall be no less than $35 million during 2010.

Note 19: SHARE-BASED PAYMENT

     a.   EXPENSE RECOGNIZED IN FINANCIAL STATEMENTS

          The expense recognized in the Company's financial statements for services rendered by its employees and Board members is presented in the following table:

                                                    FOR THE YEAR ENDED DECEMBER 31
                                                     ---------------------------
                                                      2009      2008      2007
                                                     -------   -------   -------
                                                           $ IN THOUSANDS
                                                     ---------------------------

Compensation related to options granted
   to employees  and directors                           171       240       489
Compensation related to options granted
   to an employee in a subsidiary                          -       247         -
                                                     -------   -------   -------

Total expense arising from share-based payment
  transactions                                           171       487       489
                                                     =======   =======   =======

          Share-based payment transactions granted by the Company to its employees are described below. In 2007 a change was made in the benefit plan for the Company's former CEO - see section b2a below.
          During 2009 and 2008, there were no modifications or cancellations in the said benefit plans to employees.

     b.   SHARE-BASED PAYMENT PLAN TO COMPANY'S EMPLOYEES AND EXECUTIVES

          1.   STOCK OPTION PLAN FOR COMPANY EMPLOYEES AND EXECUTIVES

               a.   In September 1997, the Company's Board of Directors adopted a stock option plan in which options to acquire 116,605
                    ordinary shares would be granted to Board members,
                    executives, employees and consultants of the Company. At
                    shareholders meetings in August 1999, July 2001 and March
                    2004, it was resolved to increase the number of shares
                    issued under the stock option plan by 60,000, 50,000 and
                    44,627 ordinary shares, respectively. The exercise price for options yet to be granted would be determined by the
                    Company's Board of Directors. Most of the options vest after
                    3 to 4 years, and are due to expire 10 years after their
                    grant date, or upon termination of employment. The term of the option plan was originally 10 years, and was extended on
                    March 2008 for an additional 10 years, through March 1,
                    2018.

                                     F - 54

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 19: SHARE-BASED PAYMENT (Cont.)

     b.   SHARE-BASED PAYMENT PLAN TO COMPANY EMPLOYEES AND EXECUTIVES (Cont.)

               b.   On November 15, 2009, the Company's Board of Directors
                    approved a grant of 54,000 options (not listed for trading), to purchase 54,000 ordinary shares having a nominal value of each to five senior officeholders in the Company, who are
                    not interested parties in the Company and who shall not
                    become interested parties in the Company following the
                    private allocation. The allocation of the Options to the
                    Offerees was effected in accordance with the option plan for employees, officeholders and advisers of the Company, which was adopted by the Company's Board in September 1997, and
                    amended in January 2003.

                    Each Offeree's Options will vest over a three-year period.
                    The vesting period shall begin on the date on which the
                    Offeree's employment at the Company commenced (except with regard to one Offeree in respect of whom the vesting period shall begin on the date on which the Options were granted).
                    The exercise price for each option shall be the higher of:
                    (a) $5.06, which is the closing price of the Company's share on the Stock Exchange trading day on which the Company's
                    Board's resolution concerning the Private Allocation was
                    adopted; (b) the average closing price of the Company's
                    shares on the Stock Exchange on ten trading days concluding on the day of the Board's resolution concerning the Private
                    Allocation.

                    The market price of the Company's shares on the grant date was $5.06. The fair value of the aforementioned stock option grant amounts to $73 thousand. Therefore, the Company
                    recorded expenses amounting to $6 thousand in 2009. This
                    expense was presented in the statements of income under
                    "selling and marketing expenses" and "general and
                    administrative expenses".

          2.   STOCK OPTIONS FOR COMPANY'S FORMER CEO'S

               a.   In April 2004, the Company granted its former CEO 65,000
                    options which may be exercised at an exercise price of $42.5 per share. The options vest in equal installments over a
                    four-year period starting in January 2004 and expire 10
                    years from the grant date. The market price of the Company's shares on the grant date was $58.5. The Company recorded
                    compensation expense of $303 thousand and $142 thousand in
                    2005 and 2006, respectively. This expense was presented in the statements of income under "general and administrative expenses". The agreement includes adjustment of the option exercise price in case of dividend distribution, by an
                    amount equal to the dividend per share. This adjustment
                    would apply to options which could not be exercised upon the dividend distribution date, whether because of non-vesting of the options or in case of compliance with Section 102 of the Israeli Income Tax Ordinance. In the third quarter of
                    2007, the Company's Board of Directors approved an amendment to the agreement, whereby the exercise price adjustment upon dividend distribution would apply in all cases to all 65,000 options, through October 22, 2008, whether or not the
                    options have vested by that date for dividends distributed through October 22, 2008. This approval is effective
                    retrospectively since October 2006. Consequent to the
                    amendment to the agreement, the Company recorded an
                    additional expense in its 2007 financial statements,
                    amounting to $262 thousand.

                                     F - 55

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 19: SHARE-BASED PAYMENT (Cont.)

          2.   STOCK OPTIONS FOR COMPANY'S FORMER CEO'S (CONT.)

               b.   On December 18, 2008, the Company granted its former CEO
                    30,000 options which may be exercised at an exercise price of $40.0 per share. The options vest in installments over
                    three years starting on September 1, 2009 and expire 10
                    years from the grant date or 24 months from termination of employment, whichever is sooner. The market price of the
                    Company's shares on the grant date was $0.33. The fair value of the aforementioned stock option grant amounts to $4
                    thousand. Therefore, the Company recorded expenses amounting to $1 thousand in 2008. This expense was presented in the
                    statements of income under "general and administrative
                    expenses".

          3.   STOCK OPTIONS FOR THE CHAIRMAN OF THE BOARD OF DIRECTORS

               In July 2008, the Company granted the Chairman of the Board of
               Directors 30,000 options which may be exercised at an exercise price of $2.07 per share. The options vest in installments over a three-year period starting in July 2008 and expire 5 years from the grant date. The market price of the Company's shares on the grant date was $2.07. The fair value of the aforementioned stock option grant amounts to $270 thousand. Therefore, in 2008 and
               2009, the Company recorded expenses amounting to $72 thousand and
               126$ thousand, in accord. This expense was presented in the statements of income under "general and administrative expenses".

          4.   STOCK OPTIONS GRANTED TO AN EMPLOYEE OF A SUBSIDIARY

               On June 11, 2008, the Company granted to an employee of a
               subsidiary options to purchase 62,800 shares of the subsidiary at an exercise price of $11.94 per share. All of these options vested immediately and could be exercised as of the grant date.
               The options expire four years from the grant date. The Company recorded expense amounting to $247 thousand in the statements of income in 2008. This expense is presented under "general and administrative expenses. On May 28, 2009, the Company's Board of
               Directors approved a change in the employment agreement with a senior employee in a subsidiary. Pursuant to this agreement, all of the options to purchase the shares of the subsidiary, which were granted to the employee on December 27, 2007, were
               forfeited. In addition, the employee's salary conditions were updated. On July 7, 2009 this senior employee notified ceasing his connection with the Company. The Company assigned a
               substitute for his position since July 8, 2009.

                                     F - 56

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 19: SHARE-BASED PAYMENT (Cont.)

     c.   MOVEMENT DURING THE YEAR

          The following table lists the number of share options, the weighted average exercise prices of share options and modification in employee option plans during the current year:

                                           AS OF DECEMBER 31, 2009     AS OF DECEMBER 31, 2008
                                           ------------------------   ------------------------
                                                           WEIGHTED                   WEIGHTED
                                                           AVERAGE                    AVERAGE
                                           NUMBER OF       EXERCISE  NUMBER OF        EXERCISE
                                         STOCK OPTIONS     PRICE($) STOCK OPTIONS      PRICE($)
                                           --------        --------   --------        --------

Outstanding at January 1                    195,857            46.1    139,703            50.3
Granted during the year                      54,000             5.3     60,000            30.4
Forfeited or expired during the year        (29,628)           57.5     (3,846)           45.0
Exercised during the year                         -               -          -               -
                                           --------        --------   --------        --------

Outstanding at December 31                  220,229            32.7    195,857            46.1
                                           ========        ========   ========        ========
Exercisable at December 31                  131,229            44.2    113,536            49.0
                                           ========        ========   ========        ========

     d.   The weighted average remaining contractual term of the stock options as of December 31, 2009 is approximately 3.4 years (2008 - 3.5 years).

     e.   The range of exercise prices of the stock options as of December 31,
          2009 was $ 5.3 - $15.0 (2008 -$ 2.1-$15.0).

                                     F - 57

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 19: SHARE-BASED PAYMENT (Cont.)

     f.   MEASURING OF THE FAIR VALUE OF EQUITY-SETTLED SHARE OPTIONS

          The fair value of stock options granted is estimated at the date of grant using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. The measurement was made at the grant date of equity-settled share options since the options were granted to employees.

          The following table lists the inputs used for the fair value measurement of equity-settled share options, according to
          Black-Scholes option pricing model, for the above plan:

                                                                       2009
                                                                  -------------

          Dividend yield (%)                                           0.0
          Expected volatility of the share prices (%)                 53.2
          Risk-free interest rate (%)                                  2.6
          Expected life of share options (years)                         6
          Weighted average share price ($)                             5.1

          Based on the above inputs, the fair value of the options was determined at $73 thousand at the grant date.

          The expected life of the share options is based on historical data and is not necessarily indicative of the exercise patterns of share options that may occur in the future.

          The expected volatility of the share prices reflects the assumption that the historical volatility of the share prices is reasonably indicative of expected future trends.

                                     F - 58

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 20: Supplementary information to statements of income items

                                                                                FOR THE YEAR ENDED DECEMBER 31,
                                                                          ------------------------------------------
                                                                            2009             2008             2007
                                                                          ---------        ---------       ---------
                                                                                       $ IN THOUSANDS
                                                                          ------------------------------------------
a. COST OF SALES, NET (*)

   Materials (**)                                                            64,649           93,705          75,694
   Payroll and benefits                                                      17,615           26,193          24,776
   Sub-contracted work                                                       10,733           18,432          16,254
   Depreciation                                                               8,260            8,284           7,944
   Other production expenses                                                 13,681           20,256          18,866
                                                                          ---------        ---------       ---------

                                                                            114,938          166,870         143,534

   Decrease (increase) in work-in-progress and finished goods
     inventories                                                              4,401              687          (4,389)
                                                                          ---------        ---------       ---------

                                                                            119,339          167,557         139,145
                                                                          =========        =========       =========
   (*) Including development cost, net (less a grant of $167
   thousand in 2009)                                                          8,242            8,058           7,053
                                                                          =========        =========       =========
   (**) Including provision for inventories write off                         2,808            4,523           1,260
                                                                          =========        =========       =========

b. SELLING AND MARKETING EXPENSES
   Payroll and benefits                                                       5,854            5,831           5,025
   Shipping, export and distribution                                          3,114            6,336           3,921
   Overseas office maintenance                                                1,911            1,095             880
   Others                                                                     2,963            3,697           2,617
                                                                          ---------        ---------       ---------

                                                                             13,842           16,959          12,443
                                                                          =========        =========       =========
c. GENERAL AND ADMINISTRATIVE EXPENSES
   Payroll and benefits                                                       2,021            3,264           2,450
   Office maintenance                                                           384              535             508
   Consulting                                                                 1,054            1,109           1,528
   Allowance for doubtful accounts                                                4              814             (11)
   Others                                                                       316              684             715
                                                                          ---------        ---------       ---------

                                                                              3,779            6,406           5,190
                                                                          =========        =========       =========

d. OTHER EXPENSES (INCOME) - LOSS (LOSS REVERSAL) DUE TO AN
     IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT                               (496)           2,135               -
                                                                          =========        =========       =========

e. FINANCIAL INCOME (EXPENSES)

    FINANCIAL INCOME
    Interest income from bank deposits                                          249              102           1,213
    Net change in fair value of financial assets available-for-sale               -              200              31
    Net foreign exchange gain                                                 1,388               17               -
    Realized gain from cash flow hedges  transferred from
      shareholders equity                                                       110                -             157
                                                                          ---------        ---------       ---------

                                                                              1,747              319           1,401
                                                                          =========        =========       =========
    FINANCIAL EXPENSES
    Financial expenses in respect of short-term credit                           62              402             183
    Interest expense on financial liabilities measured at
       amortized cost                                                           816            1,126           1,574
    Net loss from change in foreign exchange rates                                -                -             593
    Net change in fair value of financial assets available for
      sale                                                                        -              553               -
    Bank expenses, hedging-related expenses and other expenses                1,381            1,266             340
                                                                          ---------        ---------       ---------
                                                                              2,259            3,347           2,690
                                                                          =========        =========       =========

                                     F - 59

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 21: EARNINGS (LOSS) PER SHARE

     a.   DETAILS OF NUMBER OF SHARES AND EARNINGS (LOSS) USED TO CALCULATE
          EARNINGS (LOSS) PER SHARE:

                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                   ---------------------------------------------------------------------------------------
                                             2009                            2008                            2007
                                   ------------------------        ------------------------        -----------------------
                                                     LOSS                            LOSS                            NET
                                    WEIGHTED      ATTRIBUTED       WEIGHTED      ATTRIBUTED TO    WEIGHTED          INCOME
                                    AVERAGE       TO EQUITY         AVERAGE        EQUITY          AVERAGE       ATTRIBUTED TO
                                   NUMBER OF      HOLDERS OF       NUMBER OF      HOLDERS OF      NUMBER OF     EQUITY HOLDERS
                                    SHARES        THE PARENT        SHARES        THE PARENT       SHARES       OF THE PARENT
                                   --------        --------        --------        --------        --------       --------
                                   THOUSANDS    $ IN THOUSANDS    THOUSANDS     $ IN THOUSANDS     THOUSANDS   $ IN THOUSANDS
                                   --------        --------        --------        --------        --------       --------
Amounts used in calculation
of basic earnings (loss) per
share                                 2,120         (17,393)          2,120        $(17,579)          2,119            582
                                   ========        ========        ========        ========        ========       ========
Impact of potentially
dilutive ordinary shares                  -               -               -               -              44              -
                                   --------        --------        --------        --------        --------       --------
Amounts used in calculation
of diluted earnings (loss)
per share                             2,120         (17,393)          2,120        $(17,579)          2,163            582
                                   ========        ========        ========        ========        ========       ========

     b.   The calculation of basic and diluted earnings (loss) per share reflects the affect of the reverse-split, see Note 18a.

Note 22: OPERATING SEGMENTS

     a.   GENERAL

          Group companies are engaged in two business segments:

          Seamless apparel ("Seamless") - Design, development, manufacturing and sale of intimate apparel, swimwear and
                                          active wear using the "seamless"
                                          method.

          Knitted apparel ("Cut & Sew") - Design, development, manufacturing and sale of intimate apparel and active
                                          wear using the "cut & sew" method.
                                          Design and manufacturing are mostly
                                          carried out in Israel, in Jordan and
                                          in the far east, and finished goods
                                          are mostly sold in the USA and Europe.

          The Company's two business segments are carried out in a number of principle geographic areas in the world. In Israel, where the Company and its subsidiaries Hi-Tex and Macro are located, the design, development, manufacturing and sale activities of intimate apparel, active wear and swimwear are carried out. In the subsidiaries Tefron
          USA and Teforn UK marketing and selling activities are carried out.

          The Company reports the information by IFRS 8 based on information that is reviewed by the Chief operating decision maker ("CODM") to make decisions about resources to be allocated and assess its performance. The Chief operating decision maker is the Company's CEO.
          Accordingly, based on criteria set in IFRS 8, and the available financial information reviewed by the CEO, the Company determined that it operates in two sectors of activity reported.

          Group financing (including financial costs and incomes) and taxes on income are managed on a group basis and are not allocated to segments.

                                     F - 60

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 22: OPERATING SEGMENTS (Cont.):

     b.   REPORTING ON OPERATING SEGMENTS:

                                      FOR THE YEAR ENDED DECEMBER 31, 2009
                                    ----------------------------------------
                                   SEAMLESS        CUT & SEW          TOTAL
                                    --------        --------        --------
                                                $ IN THOUSANDS
                                    ----------------------------------------

External revenues                     62,306          53,232         115,538
                                    ========        ========        ========

Segment results                      (13,197)         (7,729)        (20,926)
                                    ========        ========        ========

Other expenses                                                        (1,285)
                                                                    ========

Financial expenses, net                                                 (512)
                                                                    ========

Tax benefit                                                            5,330
                                                                    ========

Loss                                                                 (17,393)
                                                                    ========

Segment assets                        74,431          24,766          99,197
                                    ========        ========        ========

Segment liabilities                   35,169          17,033          52,202
                                    ========        ========        ========

Capital expenditure                      457             229             686
                                    ========        ========        ========

Depreciation and amortization          6,419           2,837           9,256
                                    ========        ========        ========

                                       FOR THE YEAR ENDED DECEMBER 31, 2008
                                    ----------------------------------------
                                    SEAMLESS        CUT & SEW        TOTAL
                                    --------        --------        --------
                                                 $ IN THOUSANDS
                                    ----------------------------------------

External revenues                     86,265          87,564         173,829
                                    ========        ========        ========

Segment results                      (15,804)         (3,424)        (19,228)
                                    ========        ========        ========

Financial expenses, net                                               (3,028)
                                                                    ========

Tax benefit                                                            4,677
                                                                    ========

Loss                                                                 (17,579)
                                                                    ========

Segment assets                        99,012          32,720         131,732
                                    ========        ========        ========

Segment liabilities                   40,721          27,266          67,987
                                    ========        ========        ========

Capital expenditure                    2,497             877           3,374
                                    ========        ========        ========

Depreciation and amortization          6,833           2,092           8,925
                                    ========        ========        ========

                                     F - 61

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 22: OPERATING SEGMENTS (Cont.):

     b.   REPORTING ON OPERATING SEGMENTS (Cont.):

                                    FOR THE YEAR ENDED DECEMBER 31, 2007
                                    -----------------------------------
                                    SEAMLESS     CUT & SEW      TOTAL
                                    --------      --------     --------
                                               $ IN THOUSANDS
                                    -----------------------------------

External revenues                     81,594        77,020      158,614
                                    ========      ========     ========

Segment results                         (433)        2,269        1,836
                                    ========      ========     ========

Financial expenses, net                                          (1,289)
                                                               ========

Tax benefit                                                          35
                                                               ========

Net income                                                          582
                                                               ========

Segment assets                       109,557        51,183      160,740
                                    ========      ========     ========

Segment liabilities                   44,856        26,504       71,360
                                    ========      ========     ========

Capital expenditure                    4,561         1,816        6,377
                                    ========      ========     ========

Depreciation and amortization          6,720         1,848        8,568
                                    ========      ========     ========

     c.   GEOGRAPHIC INFORMATION:

          1.   Sales by geography (based on customer location):

                       FOR THE YEAR ENDED DECEMBER 31
                    -----------------------------------
                     2009           2008          2007
                    -------       -------       -------
                               $ IN THOUSANDS
                    -----------------------------------

North America        97,975       137,992       132,521
Europe               11,259        28,038        18,314
Israel                5,335         3,851         4,374
Others                  969         3,948         3,405
                    -------       -------       -------
                    115,538       173,829       158,614
                    =======       =======       =======

          2.   Carrying amount of assets and capital expenditures by geography
               (based on asset location):

                        BALANCE OF
                   NON-CURRENT ASSETS (*)           CAPITAL EXPENDITURES
                    -------------------       --------------------------------
                     AS OF DECEMBER 31,         FOR THE YEAR ENDED DECEMBER 31
                    -------------------       --------------------------------
                     2009         2008         2009         2008          2007
                    ------       ------       ------       ------       ------
                                           $ IN THOUSANDS
                    ----------------------------------------------------------

Israel              52,159       60,521          640        2,665        4,730
North America        3,126        3,583           43           17          167
Others               2,595        2,386            3          692        1,480
                    ------       ------       ------       ------       ------
                    57,880       66,490          686        3,374        6,377
                    ======       ======       ======       ======       ======

          (*)  Excluding deferred taxes, net and subordinated note receivable.

                                     F - 62

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 22: OPERATING SEGMENTS (Cont.):

     d.   MAJOR CUSTOMERS

                                         FOR THE YEAR ENDED DECEMBER 31
                                    ----------------------------------------
                                      2009           2008             2007
                                    ---------      ---------       ---------
                                                $ IN THOUSANDS
                                    ----------------------------------------

Revenues from major customers          56,664        111,711         120,069
                                    ---------      ---------       ---------

Customer A                               32.7           32.7            39.1
Customer B                                6.2            2.3             1.5
Customer C                                5.8           23.2            23.6
Customer D                                4.3            9.5            11.5
                                    ---------      ---------       ---------
                                         49.0           67.7            75.7
                                    =========      =========       =========

Note 23: BALANCES AND TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES

     a.   BALANCES WITH INTERESTED PARTIES AND RELATED PARTIES

          Composition:

          AS OF DECEMBER 31, 2009

                                            LINKAGE TERMS  RELATED PARTIES   KEY EXECUTIVES
                                            -------------  ---------------   --------------
                                                          $ IN THOUSANDS
                                            -----------------------------------------------

          Trade payables                          -              1,612             -
          Other current liabilities           Unlinked               -            28

          AS OF DECEMBER 31, 2008
                                            LINKAGE TERMS  RELATED PARTIES   KEY EXECUTIVES
                                            -------------  ---------------   --------------
                                                          $ IN THOUSANDS
                                            -----------------------------------------------

          Trade payables                      Unlinked            1,239            8
          Other current liabilities           Unlinked                -            8

     b.   BENEFITS TO INTERESTED PARTIES AND RELATED PARTIES

                                                                        FOR THE YEAR ENDED DECEMBER 31
                                                                         ---------------------------
                                                                          2009      2008      2007
                                                                         -------   -------   -------
                                                                               $ IN THOUSANDS
                                                                         ---------------------------

Payroll and benefits for employees by or on behalf of the Company            491       678       348
                                                                         =======   =======   =======

Fees for Board members not employed by or on behalf of the Company           120       129        91
                                                                         =======   =======   =======

Management fees for those not employed by or on behalf of the
  Company                                                                    102       119       190
                                                                         =======   =======   =======

NUMBER OF BENEFICIARIES OF PAYROLL AND BENEFITS
Related parties employed by or on behalf of the Company                        1         2         1
Board members not employed by the Company                                     10        10        10
                                                                         -------   -------   -------
                                                                              11        12        11
                                                                         =======   =======   =======

                                     F - 63

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 23: BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

     c.   Transactions with related parties

     FOR THE YEAR ENDED DECEMBER 31, 2009

                                                                        RELATED     PARTY OF      EXECUTIVE
                                                                        PARTIES     INTEREST      OFFICERS
                                                                      ----------- ------------ ---------------
                                                                                        $ IN THOUSANDS
                                                                      ----------- ----------------------------
Cost of sales, net                                                       1,429             -             -
General and administrative expenses                                          -           102           611

     FOR THE YEAR ENDED DECEMBER 31, 2008

                                                                       RELATED       PARTY OF     EXECUTIVE
                                                                        PARTIES      INTEREST     OFFICERS
                                                                      ----------- ------------ ---------------
                                                                                         $ IN THOUSANDS
                                                                      ----------- ----------------------------
Cost of sales, net                                                       2,999             -             -
General and administrative expenses                                          -           119           807

     FOR THE YEAR ENDED DECEMBER 31, 2007

                                         PARTY OF   EXECUTIVE
                                         INTEREST   OFFICERS
                                          -------   --------
                                            $ IN THOUSANDS
                                          ------------------

General and administrative expenses           190       439
                                          =======   =======

     d.   CONTRACTS

          In April 2005, the Company entered into an agreement with another company, a related party, whereby the Company pays an annual management fee amounting to $120 thousand.

Note 24: EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

     a.   EMPLOYMENT OF A NEW CEO

          On January 17, 2010, the Company's Board of Directors authorized the
          Company's engagement in an Employment Agreement with the entering
          Company's CEO, Mr. Amit Meridor, commencing from January 21, 2010. The
          CEO's (gross) monthly salary shall be NIS 80,000 and shall be linked to the increase in the consumer price index rate, benefits, car and other expenses refund.

          In addition, the CEO will be entitles to six monthly salaries, pursuant to the extent to which the CEO has complied with the targets determined for him by the Board based on the Company's achievements and the CEO's contribution to the Company's said achievements.

                                     F - 64

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 24: EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE (Cont.)

     a.   EMPLOYMENT TERMS OF COMPANY'S CEO (Cont.)

          In addition, on January 17, 2010, the Company's Board of Directors
          authorized, pursuant to the authorization of the Company's audit committee, an allocation of 100,000 options (not traded), exercisable into 100,000 ordinary Company shares par value 10 NIS each. The share allocation shall be effected pursuant to the Company's 1997 Share
          Option Plan, as amended in January 2003.

          The vesting period shall be 3 years beginning in the CEO's employment date.

     b.   FINAL AGREEMENT WITH THE LENDING BANKS REGARDING THE COMPANY'S CREDIT
          LINES

          On March 2, 2010 the Company signed a definitive agreement
          (hereinafter: "the definitive agreement") with the banks.

          The definitive agreement included a re-organization of the current credit lines of the Company. The following is a summary of the main points in the agreement:

          The loans and credit lines of the Company divided as follows:

          1.   LOAN A

          The Banks shall loan amounting to $ 15 million to the Company, which would be payable in three equal capital payments of $ 1.25 million, each at the end of the seventh, eighth and ninth years from the date on which Loan A was provided. The Loan A balance of $ 11.25 million shall be payable at the end of the tenth year (the "Last Capital
          Payment").

          LOAN A SHALL BE PAYABLE, IN WHOLE OR IN PART, UNDER THE FOLLOWING
          CIRCUMSTANCES:

          a. Future capital raising - In the case of future capital raising -
          50% of the net value obtained as a result of capital raising, shall be used as Loan pre-payment, on account of the last principal payment.

          b. Sale of assets - In the case of sale of assets, not in the ordinary course of business, the net consideration for a sale of assets shall be used for Loan A pre-payment, on account of the last principal payment.

          c. Positive cash flow - In the case of positive cash flow, according to its consolidated annual financial statements, in a given calendar year, exceeds the amount of $ 8 million (the " Surplus Cash Flow") -
          50% of the Surplus Cash Flow amount shall be used for the Loan A pre-payment, on account of the last principal payment.

          Positive cash flow - The EBITDA of the Company, according to its consolidated annual financial statements, in a given calendar year, after deduction of interest costs, investments and maintenance costs.

          The Company would not take ongoing investments, including regular business investments in a cumulative annual amount for all companies, greater than the sum of $2,000 thousands.

                                     F - 65

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 24: EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE (Cont.)

     a.   EMPLOYMENT TERMS OF COMPANY'S CEO

          2. LOAN B

          The Banks shall loan an amount of $ 5 million to the Company ("Loan
          B"), which would be payable in four equal capital payments of $ 1.25 million, each at the end of the third until the sixth years from the date on which Loan B was provided.

          3.   SHORT-TERM CREDIT LINES (IN ADDITION TO THE LOANS)

          The Banks shall provide short-term credit lines, up to one year, in a total amount of $ 8.95 million (the "Credit Lines"), in the following conditions:

          4.   INJECTION OF CAPITAL

          The Company has undertaken to perform a rights offering and/or private placement of shares, within the framework of which the sum of no less than $3,400 thousand shall be invested in the Company's equity (after deduction of the expenses) until March 31, 2010 (hereinafter: "the first capital injection").

          In March 28, 2010, the Company had raised through the rights offering to shareholders and private placement to Norfet, or anyone on its behalf, a total of $4 million.

          5.   OTHER CREDIT LINES

          Subject to the performance of the Capital Injections, in full and on the due date, the Banks shall make available to the Companies additional short-term credit frameworks in total amount of $1,800 thousand (hereinafter: "the additional credit frameworks").

          In addition, without derogating from the above, it is agreed that, at the Companies' request, the banks shall provide to the Companies part of the Additional Credit Lines in an amount of up to $1,200 thousand
          (hereinafter: the "partial new credit lines") even prior to the making of the First Capital Injection, subject to the signing by FIMI 2001
          Ltd. and Mivtach Shamir Holdings Ltd. (hereinafter, collectively: "the guarantors"), the interested parties in Norfet, of letters of continuing guarantee in favor of the Banks in a total amount of up to
          $1,200 thousand to guarantee all of the debts and liabilities of the
          Company to the Banks. Those guarantees were provided to banks during
          March, 2010, and the new additional short term credit frameworks provided to the Company.

          6.   OTHER LIABILITIES

          The Company has undertaken not to distribute dividends and not to pay management fees and/ or any other payment of any type whatsoever, to the shareholders, as long as Loan A and Loan B have not been repaid in full.

          CAPITAL BENEFIT

          The Company has undertaken to allocate to the Banks, without a consideration, not later than at the expiration of 30 days from the date of the signing of the agreement, a total amount of 100,000 non-negotiable and non-transferable warrants, that may be exercised into 100,000 ordinary shares of NIS 10 par value of the Company, as against payment of an exercise price in an amount of $4.5 per share.
          The warrants may be exercised (in whole or in part) during a period of
          48 months from the date of the signing of the Agreement. The Company has undertaken to perform the allocation of the warrants, as aforesaid, after receipt of all the approvals as required by law, not later than April 15, 2010.

                                     F - 66

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 24: EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE (Cont.)

     a.   EMPLOYMENT TERMS OF COMPANY'S CEO (CONT.)

          FINANCIAL COVENANTS

          The Banks have granted their consent not to exercise their rights against the Company following its expected failure to comply with the financial covenants with which the Company undertook to comply in
          2009, pursuant to Tefron's financial statements as of December 31,
          2009, only.

          In addition, the Company has undertaken to comply, at all times, in
          2010, with all of the financial covenants and undertakings, as set forth below:

          1. The Company's EBITDA, pursuant to the Company's consolidated financial statements for 2010 shall be positive; and also -

          2. The Company's shareholders' equity pursuant to its consolidated financial statements (quarterly and annual) shall be not less than
          $35,000 thousand; and also -

          3. The total amount of the cash balances, inventory and accounts receivable of the Company, pursuant to its consolidated financial statements (quarterly and annual) shall be not less than $33,000 thousand; and also -

          4. The Company has undertaken that the amount of receivables shall be no less than $9 million, according to its consolidated financial statements (quarterly and annual).

          5. The CEO and the Chairman of the Board of Directors at any of the
          Companies shall not earn a salary/ fee that exceeds the salary/ fee of the CEO or the Chairman of the Board of Directors, as the case may be, at the relevant company, as it is on the date of the signing of the
          Agreement, plus linkage differentials to the Consumer Price Index.

          By November 30, 2010, the Companies and the Banks shall reach agreement between them as to the additional financial covenants and undertakings, including with regard to the salary limitations of the officers of the Companies, with which the Companies are required to comply effective from January 1, 2011. Should the Companies and the
          Banks fail to reach such agreement by November 30, 2010, the Companies shall be required to comply with the financial covenants with which the Companies undertook to comply prior to the date of the signing of the Agreement.

          Prior to the signing on the definitive agreement, on December 2, 2009 the Company's chairman on the Board of Directors and the CFO received verbal announcements from the three banks with whom the Company is related in financing agreements, according to which each of the banks decided to terminate the utilization of the Company's credit lines.

          To the best of the Company's knowledge, the banks' decision regarding terminating utilization of the Company's credit lines is the result of the banks' evaluation that the Company will continue to present losses during the coming periods. The banks' decision was received suddenly, and despite the fact that for the purpose of the Company's financial statements as at December 31, 2008, March 31, 2009 and June 30, 2009,
          the banks submitted to the Company a letter of waiver of their right for immediate repayment of the credit provided to the Company, despite the Company's losses, and the Company not meeting one of the financial covenants (regarding EBIDTA) stipulated in the financing agreements between the Company and the banks.

                                     F - 67

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 24: EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE (Cont.)

     c.   RIGHTS OFFERING PROSPECTUS, SHELF PROSPECTUS, AND A PRIVATE PLACEMENT

          On February 26, 2010, the Company published a rights offering prospectus with the United States Securities and Exchange Commission, and a prospectus for a rights offering with the Israel Securities
          Authority and the Tel Aviv Stock Exchange. The prospectus included a rights issue of up to 1,578,975 ordinary shares, at a par value of NIS
          10 each of the Company, at a price of $3.8 per share. The share rights offer to shareholders of the Company was at a ratio of 1 unit for each
          1.406 shares.

          After Norfet announced that it could not participate in the rights offering because of regulatory concerns, the Company chose to raise funds through an integrated rights offering and a private placement with Norfet and/or any of its representatives ("Norfet"), under which
          Norfet is committed to invest, against a private placement of shares, an amount that will complement the overall proceeds of the Company from the rights offering and private placement, up to $4 million.

          As part of the rights offering, the Company raised $2,867 thousand from its shareholders, against an issue of 754,384 ordinary shares of the Company. Under the private placement, the Company raised an additional $1,133 thousand, and in total raised $4 million (gross).

          In addition, the Company published a shelf prospectus for:

          (A.) up to 3 million ordinary shares, of NIS 10 par value each of the
          Company.

          (B.) up to 10 series of convertible bonds, with each bond series at a par value of up to NIS 500 million available for repayment in one payment or a number of equal payments.

          (C.) up to 10 series of options, with each option series including not more than 3 million options available for conversion in a manner that each option will be available for conversion into 1 ordinary share,
          NIS 10 par value each of the Company, against a payment in cash of the exercise price linked to an indexation basis.

          (D.) up to 10 series of options, with each option series including not more than 200 million options available for conversion in a manner that each option will be available for conversion into NIS 100 par value bonds of series A. through T of the Company, against a payment in cash of the exercise price linked to an indexation basis.

          (E.) up to 10 series of commercial paper (series 1 through 10), with each series of commercial paper at a par value of up to NIS 500 million available for repayment in one or more payments.

     d.   LEASE AGREEMENT WITH REIT 1

          On March 21, 2010, the Company signed an agreement with Reit 1 Ltd.,
          (hereinafter: "Reit 1"), which holds rights in three industrial buildings in the Tradyon Industrial Area (hereinafter: "the buildings"), which houses the Company's plants and headquarters.
          According to the agreement, the Company will pay its entire debt to
          Reit 1, will vacate its headquarters and to continue renting Hi-Tex
          Buildings 1 and 2 (hereinafter: "the agreement"). The details of the agreement are as follows:

                                     F - 68

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 24: EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE (Cont.)

          1.   The Company will settle its debt to Reit 1 in respect of rent for the buildings, which as of the end of the first quarter of 2010 amounts to approximately NIS 3.4 million plus statutory VAT.
               Payment of the rental debt shall be effected in two equal
               instalments, the first on the date of the signing of the
               Agreement, and the second on March 28, 2010. Upon payment of the aforementioned debt, the financial dispute between the parties will be settled.

          2.   The rental period of the building housing the Company's
               headquarters will terminate on March 31, 2010. The Company and
               Reit 1 will sign, within 60 days of the date from the date of signing of the Agreement, new leases with respect to the other two buildings housing plants of the Company, for the period from
               January 1, 2010 until December 31, 2019, without the possibility of reducing the rental period and in return for a monthly rent of approximately NIS 522 thousand plus VAT, linked to changes in the
               CPI. In addition, the parties fixed a mechanism whereby the rent will be updated by NIS 0.50 per sq. m. for each increase of $500 thousand in the EBITDA ratio over and above a cash flow surplus of $8,000 thousand, pursuant to the Company's agreement with the banks as mentioned above. The rental update is limited to an increase of up to NIS 4 per sq. m., linked to changes in the CPI.

          3.   In order to secure all of the Company's obligations under the
               Agreement, the Company has furnished to Reit 1 an autonomous bank guarantee in the amount of $500 thousand (hereinafter: "the guarantee"). The Company has undertaken to increase the amount of the guarantee by $450 thousand plus statutory VAT, in the manner of an increase of the guarantee by $150 thousand plus statutory
               VAT on January 1 of each of the years 2011, 2012 and 2013.

          4.   The total annual rent of the Company in the Teradyon Industrial
               Area shall amount to approximately NIS 6.3 million per year, compared to approximately NIS 9.8 million per year in respect of the buildings, prior to the agreement. The total amount saved as a result of the aforementioned move, including rent, taxes and structural maintenance costs, is more than NIS 4 million per year.

          5.   Prior to the signing of the agreement with Reit 1, on January 11,
               2010 the Company received a letter from Reit 1's representative, in which Reit 1 claims that the Company did not transfer the rental fee for December 2009 and the first quarter of 2010, in the amount of $877 thousand. Reit 1 also claims that there is a debt for linkage differences in the amount of NIS 570 thousand.
               Reit 1 stated in its letter that if the said debt is not settled within five days from the letter date, Reit 1 will make
               procedures to protect its rights. The Company has attainments for the claims stated in Reit 1's letter, including the amount of the claimed debt. The agreement that was signed on March 21, resolves the aforementioned disputes.

                                     F - 69

                                                                     Tefron Ltd.
Appendix to Consolidated Financial Statements - List of subsidiaries
--------------------------------------------------------------------------------

                              LIST OF SUBSIDIARIES

                                                                     Shares conferring voting and dividend rights
                                                                 ----------------------------------------------------
                                                                           December 31, 2009, 2008 and 2007
                                                                 ----------------------------------------------------

COMPANY NAME

Subsidiaries:

Hi-Tex, founded by Tefron Ltd.                                               100%                       100%
Macro Clothing Ltd.                                                          100%                       100%
Tefron USA Inc., wholly-owned by Tefron US Holdings                          100%                       100%
Tefron UK Ltd., wholly-owned by Macro Clothing Ltd.                          100%                       100%
El Masira Textile Co., wholly-owned by Tefron USA Inc.                       100%                       100%
Tefron Holdings (98) Ltd.                                                    100%                       100%
Tefron US Holdings Corp.                                                     100%                       100%
Tefron Holding Netherlands B.V.                                              100%                       100%
Tefron Macro HK Ltd., wholly-owned by Macro Clothing Ltd                     100%                       100%

                                     F - 70

                                 TEFRON LIMITED

                   PART D' - ADDITIONAL DETAILS ON THE ENTITY

                             AS OF DECEMBER 31, 2009

PART D' ADDITIONAL DETAILS ON THE ENTITY FOR THE YEAR ENDED DECEMBER 31, 2009

NAME OF THE COMPANY: Tefron Ltd.

THE COMPANY'S NUMBER AT THE REGISTRAR OF COMPANIES: 52-004340-7

THE COMPANY'S ADDRESS (REGULATION 25 A'): P.O.Box 1365, Tardion Industrial Zone,
Mobile Post Misgav 20179

E-MAIL ADDRESS (Regulation 25 A'): reran@tefron.com

TELEPHONE (REGULATION 25 A'): 04-9900881

FAX (REGULATION 25 A'): 04-9990054

1.   REGULATION 10 A' - ABBREVIATED QUARTERLY STATEMENT OF INCOME

     The following is an abbreviated quarterly statement of income, in thousands of Dollars, for each of the quarters in the reporting year, in the format of interim financial statements:

                                                  1-12/09    10-12/09      7-9-09       4-6/09       1-3/09
                                                  -------     -------     -------      -------      -------

Revenues from sales                               115,538      22,275      21,018       25,260       46,985
                                                  -------     -------     -------      -------      -------
Cost of sales                                     119,339      24,437      26,542       26,840       41,520
                                                  -------     -------     -------      -------      -------
Gross profit (loss)                                (3,801)     (2,162)     (5,524)      (1,580)       5,465
                                                  -------     -------     -------      -------      -------
Selling and marketing expenses                     13,842       2,917       3,138        3,280        4,507
                                                  -------     -------     -------      -------      -------
Administrative and general expenses                 3,779       1,034         652          802        1,291
                                                  -------     -------     -------      -------      -------
Other income                                         (496)       (496)          -            -            -
                                                  -------     -------     -------      -------      -------
Operating loss                                    (20,926)     (5,617)     (9,314)      (5,662)        (333)
                                                  -------     -------     -------      -------      -------
Loss on the early repayment of deferred
debt note                                           1,285           -       1,285            -            -
                                                  -------     -------     -------      -------      -------
Financing income                                   (1,747)       (169)       (270)        (332)        (976)
                                                  -------     -------     -------      -------      -------
Financing expenses                                  2,259         267         744          766          482
                                                  -------     -------     -------      -------      -------
Income (loss) before taxes on income              (22,723)     (5,715)    (11,073)      (6,096)         161
                                                  -------     -------     -------      -------      -------
Tax benefit (taxes on income)                       5,330       1,060       2,810        1,476          (16)
                                                  -------     -------     -------      -------      -------
Net income (loss)                                 (17,393)     (4,655)     (8,263)      (4,620)         145
                                                  -------     -------     -------      -------      -------

2.   REGULATION 10 C' - THE USE MADE OF THE CONSIDERATION FROM SECURITIES AND
     THE DESIGNATED OBJECTIVES AS DEFINED IN THE PROSPECTUS

     The Company has carried out an issue to the public on the Tel-Aviv Stock
     Exchange in accordance with a prospectus dated February 26, 2010
     (hereinafter: "THE PROSPECTUS"). The consideration that was received from the issue was used for the objectives that were determined in the prospectus.

                                       - 2 -

3.   REGULATION 11 - LIST OF INVESTMENTS IN SUBSIDIARY COMPANIES AND IN RELATED
     COMPANIES

                                    ISSUED SHARE        PAR VALUE OF THE  COST OF THE SHARES
      SUBSIDIARY                     CAPITAL IN         SHARE CAPITAL IN   HELD IN THOUSANDS  EQUITY VALUE AS OF
      COMPANIES(*)                THOUSANDS OF UNITS  THOUSANDS OF DOLLARS   OF DOLLARS          31.12.2009
        -------                        -------               -------           -------              -------

HI-TEX, A TEFRON LTD. COMPANY          116,000                28,339            23,164                9,341
                                       -------               -------           -------              -------
MACRO CLOTHING LTD.                        628                   150               933               (5,585)
                                       -------               -------           -------              -------
TEFRON USA, INC.                           100                0.0025             6,687                4,102
                                       -------               -------           -------              -------
TEFRON U.K.                              0.001         (pound) 0.001                 -                1,260
                                       -------               -------           -------              -------
EL MASIRA TEXTILE COMPANY LTD.              72                    72                 -                6,251
                                       -------               -------           -------              -------

(*)  All of the companies are fully owned and controlled by the Company

4.   REGULATION 13 - THE INCOME FOR THE SUBSIDIARY COMPANIES AND THE RELATED
     COMPANIES AND THE ENTITY'S INCOME FROM THEM AS OF THE REPORTING DATE

                                         PRE-TAX PROFIT (LOSS) FOR THE     POST-TAX PROFIT (LOSS) FOR THE
 NAME OF THE SUBSIDIARY COMPANY          YEAR IN THOUSANDS OF DOLLARS       YEAR IN THOUSANDS OF DOLLARS
-----------------------------            ----------------------------       ----------------------------

HI-TEX, A TEFRON LTD. COMPANY                                  12,418)                           (10,750)
                                                              -------                           --------
MACRO CLOTHING LTD.                                            (5,950)                            (4,478)
                                                              -------                           --------
TEFRON USA, INC.                                               (3,115)                            (3,121)
                                                              -------                           --------
TEFRON U.K.                                                     1,109                              1,109
                                                              -------                           --------
EL MASIRA TEXTILE COMPANY LTD.                                    838                                838
                                                              -------                           --------

                                       - 3 -

5.   REGULATION 20 - TRADE ON THE STOCK EXCHANGE - SECURITIES THAT HAVE BEEN
     REGISTERED FOR TRADE - TIMINGS AND REASONS FOR BREAKS IN TRADING

     The Company offered securities for trade during the course of 2009 and on
     December 3, 2009, the Company's shares were removed from trading for a period of one hour as the result of a lack of clarity in respect of the
     Company's affairs, which derived from publicity in respect of the cutting of the Company's credit line by the three banks that provide financing to the Company. On January 6, 2010 the Company signed on a document of understanding with the banks (hereinafter: "THE DOCUMENT OF
     UNDERSTANDING"), for additional details see the Company's immediate report dated January 6, 2010 (Document Number 2010-01-346200); a final agreement was signed between the Company, Hi-Tex, a Tefron Ltd. company and Macro
     Clothing Ltd. (hereinafter: "THE companies") and the banks on March 2,
     2010, which included provisions in respect of the re-organization of the credit that the banks had made available to the companies. For additional details see the Company's immediate report dated March 3, 2010 (Document
     Number 2010-01-401277).

6.   REGULATION 26 - THE REMUNERATION OF INTERESTED PARTIES AND SENIOR OFFICE
     HOLDERS

     The following are details of the accounting cost of the remunerations
     (remunerations that were provided in the reporting year, including the
     Company's commitment to provide remunerations in respect of the reporting year) to the five highest remunerated persons from among the Company's senior office holders, which were provided to them in the reporting period in connection with their holding office in the Company

                 Remunerations for services (in thousands of Dollars) (1)                         Other remunerations
                -------------------------------------------------------------------------------  -------------------------
                          Holding
                          rate
                          in                         Share
                          the                        based    Mana-    Consu-
                %         entity's                   payment  gement   ltancy   Commis                     Rental
Position        position  capital  Salary   Grant    (2)      fees     fees     -sion    Other    Interest fees     Other    Total
--------        --------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------

Chairman of
the board of
directors,
Ya'akov
Gelbard (4)           (4)    2.57%                       126      136                                                            262
                --------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------
The former
CEO, Adi
Livne (5)            100%              334                 1                                  20                                 355
                --------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------
The deputy CEO
for marketing
and business
development,
Amit Tal (6)         100%              179                 2                                                                     181
                --------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------
The Chief
Financial
Officer, Eran
Rotem (7)            100%              171                 1                                                                     172
                --------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------
The former
deputy CEO for
technology and
development,
Michael
Bergman (8)          100%              156                 1                                                                     157
                --------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Norfet (9)                                                      102(3)                                                           102
                --------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------

(1)  The amounts of the remunerations are stated at cost to the company.

(2)  The amount that is stated in the column "share based payment" expresses the expense that the Company recorded in 2009 in accordance with International
     Accounting Standard IFRS 2 in respect of the granting of option warrants.
     For details in respect of the fair value of the option warrants, see Note
     19 to the financial statements, which form Part C' of this report.

(3)  The Company has not actually paid the management fees to Norfet since April
     2008, which amounted to 190 thousand Dollars as of December 31, 2009, and they are recorded as a liability owed by the Company to Norfet. For additional details see footnote (9) below.

                                      - 4 -

(4)  In accordance with the agreement for the provision of management services that has been made with Mr. Ya'akov Gelbard, the chairman of the Company's board of directors, the chairman is required to dedicate as much of his experience and his skills as is required in order for him to provide the services, as determined in the agreement. Mr. Ya'akov Gelbard's position is one of trust and accordingly no minimum number of hours that is required of him within the context of his position has been set and no monitoring of the hours that the chairman of the board of directors actually dedicates within the context of his position is maintained.

     Mr. Ya'akov Gelbard has served as the active chairman of the Company's board of directors since December 27, 2007. The agreement covering the commitment with the chairman will be terminated 90 days from the time at which either of the parties gives written notice to the other party of their desire to terminate the commitment under the agreement and in any event not before one year has passed.

     The management fee component that is described above constitutes payment in respect of Mr. Ya'akov Gelbard's services to the Company as an independent contractor, which includes the grossing up of the social benefits and the ancillary rights that would have been due to Mr. Gelbard were an employee-employer relationship to exist between him and the Company, at a rate of at least 32.5% of the monthly payment, as well as the refund of motor vehicle, telephone and other expenses, which Mr. Gelbard incurred in connection with the provision of the services to the Company, in accordance with the agreement with him, and this against the presentation of documentation in respect of those expenses, in accordance with the
     Company's procedures. The basic monthly payment to Mr. Gelbard is NIS
     60,000, including linkage to the Consumer Prices Index at the end of each quarter, as compared with the index that was published on December 15,
     2007. The base monthly payment to Mr. Ya'akov Gelbard, after deducting a reduction of 15% as has applied from December 2008 and thereafter, which is linked to the Consumer Prices Index that was published on October 15, 2009, is NIS 55,043.

     Within the context of the Company's 1997 options scheme, MR. Ya'akov
     Gelbard has been granted options for the purchase of 30,000 shares of par value NIS 10 each (in values after the consolidation of the Company's share capital. For additional details in respect of the consolidation of the
     Company's share capital see section 3.2.1 above), in consideration for an exercise price of 20.7 Dollars a share, and all in accordance with the terms of the said scheme and subject to the terms that are detailed below:
     the options will vest in three equal tranches each 12 months on the passing of another 12 months from the time of the approval of the granting of the options by the general meeting, that is to say, July 24, 2008 ("the determining date"), and solely that at the set time for the vesting of each tranche of the options the agreement between Mr. Gelbard and the Company is in force. Mr. Gelbard will be entitled to exercise the options that have vested as from the end of the blocking period in accordance with section
     102 of the Income Tax Ordinance and at the latest before the passing of five years from the determining time. For details in respect of the fair value of the option warrants, see Note 19 to the financial statements.

(5)  Mr. Adi Livne serves as the Company's CEO from September 1, 2009 until
     December 31, 2009, at which time the employee-employer relationship between the Company and Mr. Liven was terminated following Mr. Adi Livne's resignation (hereinafter: "the former CEO"). The arrangements for the departure of the former CEO included a payment instead of notice in advance of approximately 31 thousand Dollars and the waiver by the former CEO of social benefits, holiday pay and other expenses amounting to approximately
     46 thousand Dollars.

                                      - 5 -

     The following are details of the contract of employment between the former
     CEO and the Company:

     The Company entered into a personal contract of employment with the former
     CEO for an indeterminate period of time, which included, inter alia, the following terms of employment: a monthly salary of NIS 90,000, gross, including linkage to the Consumer Prices Index at the end of each month by comparison with the index that was published on September 15, 2008. Subject to the meeting of targets that were supposed to be defined by the board of directors, the former CEO was supposed to have been entitled to an annual bonus at the higher of: (A) six monthly salaries and (B) 2% of the
     Company's net annual profit less the loss from previous years and as from the year 2009. In practice, the former CEO did not receive a bonus during his period of employment with the Company. In addition, the former CEO was entitled to social benefits as determined in the agreement and to the refund of various expenses, which included: a Group 6 company car (the company bore all of the costs of fuel, maintenance and the taxes in respect of the car benefit), 23 days of holiday pay, managers' insurance/ a pension fund, a further training fund, mobile telephone and the payment of his telephone bill for his home and the refund of various expenses against the presentation of documentation for the expenses in accordance with the
     Company's procedures, 90 days notice in advance of the termination of employment (if at his initiative) or 180 days (if at the Company's initiative).

     In accordance with the contract of employment, the former CEO was allocated non-marketable options that can bee exercises into 30,000 regular shares of par value NIS 10 each, in accordance with the Company's option scheme and at an exercise price of 40 Dollars a share, after the consolidation of the
     Company's share capital in 2010. The economic value of the said options, calculated according to the Black & Scholes model for costing options and the expenses that was recorded in the reporting year in respect of the granting of the options is 4,000 Dollars. The number of option warrants that can be exercised, as of February 18, 2010 is 10,000 option warrants.
     The former CEO's option warrants will expire 90 days after the time of the termination of the employee-employer relations, in other words, on March
     31, 2010.

(6)  Mr. Amit Tal has served as the deputy CEO for marketing and business development as from 2009. Between 2005 and 2009 Amit Tal serves as the deputy CEO for marketing and between 2001 and 2005 he serves as a sales manager with Tefron. Mr. Amit Tal lives in Portland Oregon in the USA, where the Company's marketing office in Oregon is located. In accordance with the agreement between the parties, the commitment between the parties will terminate 90 days after either of the parties presents the other with written notice of their desire to terminate the commitment under the agreement.

     The salary element that is denoted above includes all of the following components: a monthly base salary of 15,300 US Dollars a month and all of the payments that are generally acceptable in respect of social benefits, the cost of a car and a telephone as well as the refund of additional expenses against the presentation of documentation for the expenses in accordance with the Company's procedures.

     Within the framework of the Company's options scheme, on November 15, 2009 the Company's board of directors approved the granting of option warrants
     (which are not registered for trade), which are exercisable into 15,000 regular shares. The exercise price of each option warrant is NIS 19.9. The entitlement to exercise the option warrants that are being offered will crystallize over a period of three years (a third each year), as from the time of the granting of the option warrants.

(7)  Mr. Eran Rotem has served as the chief financial officer of the company since August 17, 2008. In accordance with the agreement between the parties, the commitment between the parties will terminate 90 days after either of the parties presents the other with written notice of their desire to terminate the commitment under the agreement.

                                      - 6 -

     The salary element that is denoted above includes all of the following components: a monthly base salary of NIS 50,000 a month and all of the payments that are generally acceptable in respect of social benefits, the cost of a car and a telephone as well as the refund of additional expenses against the presentation of documentation for the expenses in accordance with the Company's procedures.

     Within the framework of the Company's 1997 options scheme, as amended in
     January 2003, on November 15, 2009 the Company's board of directors approved the granting of option warrants (which are not registered for trade), which are exercisable into 12,000 regular shares. The exercise price of each option warrant is NIS 19.9. The entitlement to exercise the option warrants that are being offered will crystallize over a period of three years (a third each year), as from the time of the beginning of Mr.
     Eran Rotem's employment with the Company.

(8)  Mr. Michael Bergman has served as the deputy CEO for technology and development at Tefron since December 1, 2008. On January 11, 2010 the
     Company reported that Mr. Michael Bergman has tendered his resignation and that accordingly Mr. Michael Bergman will terminate his work with the
     Company on April 11, 2010.

     The salary element that is denoted above includes all of the following components: a monthly base salary of NIS 38,000 a month and all of the payments that are generally acceptable in respect of social benefits, the cost of a car and a telephone as well as the refund of additional expenses against the presentation of documentation for the expenses in accordance with the Company's procedures.

     Within the framework of the Company's 1997 options scheme, as amended in
     January 2003, on November 15, 2009 the Company's board of directors approved the granting of option warrants (which are not registered for trade), which are exercisable into 9,000 regular shares. The exercise price of each option warrant is NIS 19.9. The entitlement to exercise the option warrants that are being offered will crystallize over a period of three years (a third each year), as from the time of the beginning of Mr. Michael
     Bergman's employment with the Company. The number of option warrants that are exercisable, as of February 18, 2010 is 3,000 option warrants. Mr.
     Michael Bergman's option warrants will expire 90 days after the time of the termination of the employee-employer relations, in other words, on July 11,
     2010.

(9)  Norfet extends management services to the Company in consideration for an amount of 120 thousand Dollars a year, in accordance with the approval given by the Company's general meeting in 2004, which was given for an unlimited period of time. In January 2009 Norfet informed the Company that it had decided to waive 15% of the management fees that are due to Norfet for management services, as aforesaid, and this from December 1, 2008 and until the earlier of December 31, 2009 and whenever the Company returns to profitability. The Company's board of directors approved Norfet's notification of the reduction of the management fees, as aforesaid, at its meeting on December 9, 2008. Despite the aforesaid, the Company has not actually paid the management fees to Norfet since April 2008, and management fees of 190 thousand Dollars that are due to Norfet remain as a debt due by the Company to Norfet. It should be clarified that this is a deferral of the payment of the management fees in the amount of 190 thousand Dollars that are due to Norfet and not a waiver of the management fees that are due to it from the Company on Norfet's part, In addition, within the framework of an agreement between the Company and the three banks that provide financing for the Company, the Company has undertaken not to distribute a dividend and not to pay management fees and/or any other payment of any sort whatsoever to the shareholders or any of them, and this is so long as the loan that the financing banks have made available to the Company have not been repaid. For additional details see
     Note 24B' to the financial statements for 2009, which are attached to this report. Thus, in effect, Norfet is making a full waiver of the management fees that are due to it and this from the time that the loans were made available by the banks in favor of the Company and until those loans are repaid in full.

                                      - 7 -

The directors: Mr. Yishai Davidi, Mr. Meir Shamir and Mr. Yoram Oren (until his resignation), who to the best of the Company's knowledge are controlling interests in Norfet, are not entitled to fees from the Company over and above the management fees, as aforesaid.

The management services that Norfet extends to the Company are, inter alia, in respect of the services that the three directors (Mr. Yishai Davidi, Mr. Meir
Shamir and Mr. Yoram Oren (until his resignation)) extend. These directors do not receive director's fees from the Company (it should be noted that the average annual cost to the Company of the fees for one director is approximately
NIS 80,000). Over and beyond their office as directors in the Company, these directors provide consultancy services, direction and training to the Company's managers, as well as support on the subject of the capital market and connections in the industry in which the Company operates, without receiving any additional fee for doing so, over and above the management fees as aforesaid.

6.1  REMUNERATIONS PROVIDED IN THE REPORTING YEAR TO EACH INTERESTED PARTY IN
     THE ENTITY, WHO IS NOT NUMBERED AMONG THE PERSONS DETAILED IN SECTION 6
     ABOVE

     6.1.1 REMUNERATION FOR DIRECTORS

          The overall amount that all of the Company's directors who are not considered to be controlling interests in the Company or who do not provide consultancy services to the Company in some other way, was 120 thousand Dollars for the year, in terms of cost to the Company. In
          2008 this cost amounted to approximately 129 thousand Dollars and in
          2007 - approximately 91 thousand Dollars.

          The remuneration for Mr. Gelbard and to the Norfet limited partnership
          (on whose behalf three directors held office on the Company's board of directors: Mr. Yishai Davidi, Mr. Meir Shamir and Mr. Yoram Oren
          (until his resignation)), in accordance with the details that appear in section 6 above, in the reporting year, exceed the maximum amount in accordance with Regulations 4, 5 and 7 of the Companies Regulations
          (Principles for the remuneration and expenses of an external director). For details of the remuneration that was paid to Mr.
          Gelbard, see the above table in section 6 (4), and the details of the remuneration for Norfet, in section 6 (9) above.

          Within the framework of the meeting of the Company's board of directors, which took place on December 9, 2008, the board of directors confirmed the announcement by all of the directors (except for the external directors) in respect of their agreement to reduce their remuneration by a rate of 15% as from December 1, 2009 and until
          December 31, 2009. Within the framework of the meeting of the
          Company's board of directors, which took place on December 14, 2009, the board of directors confirmed the announcement by all of the directors (except for the external directors) that the reduction in their remuneration at a rate of 15% would remain in force until
          December 31, 2010.

          In addition, within the framework of the meeting of the Company's board of directors, which took place on December 14, 2009, Mr. Ya'akov
          Elinav, who is an external director in the company, gave his agreement for the reduction of the remuneration that is paid to him, from
          January 1, 2010 and until December 31, 2010.

          The remuneration discussed in this section does not include the remuneration to Mr. Ya'akov Gelbard, the chairman of the Company's board of directors or the management fees for Norfet. Moreover, as stated in section 6 (9) above, Mr. Yishai Davidi, Mr. Meir Shamir and
          Mr. Yoram Oren (until his resignation), are not entitled to directors fees fro the Company over and above the management fees, as aforesaid.

                                      - 8 -

7.   THE EMPLOYMENT AGREEMENT WITH THE COMPANY'S CEO, MR. AMIT MERIDOR

     On January 17, 2010 Mr. Amit Meridor was appointed as CEO of the Company
     (hereinafter: "THE CEO"), as from January 21m 2010. In continuation to the
     Company's immediate report dated January 23, 2010 (Document Number
     2010-01-362682) on the subject of his terms of employment, the following are details of the abbreviated main points of the employment agreement with the CEO:

     The Company has entered into a commitment with the CEO under a personal contract of employment for an indeterminate period of time and which contains, inter alia, the following terms: A monthly salary of NIS 80,000
     (gross), which will be linked to the rate of the increase in the Consumer
     Prices Index as from January 1, 2010 (hereinafter: "THE OVERALL SALARY").
     The CEO will be awarded an annual bonus in accordance with the degree to which he meets the targets that have been set for him by the board of directors, based on the Company's performance and the CEO's contribution to the Company's performance and will be at the level of up to six monthly salaries (hereinafter: "THE ANNUAL BONUS"). As of this reporting date, the
     Company's board of directors has not yet set the said targets. In addition, the Company has allocated the CEO 100,000 option warrants that are exercisable into up to 100,000 regular shares in the Company of par value
     NIS 10 each (hereinafter: "THE OPTION WARRANTS"), the allocation of the option was made in accordance with the Company's 1997 options scheme, as amended in January 2003 (hereinafter: "THE SCHEME") the exercise price of each option warrant is 3.8 Dollars (hereinafter: "THE EXERCISE PRICE").
     This price was set in accordance with the exercise price within the framework of the prospectus for the rights issue, which the Company published, as reported within the framework of the Company's immediate report dated January 18, 2010 (Document number 2010-01-364945), the entitlement to exercise the option warrants that are being offered will crystallize over a period of three years (a third each year). The option warrants will be exercise up to the end of a period of ten years from the time of their allocation, subject to the provisions of the scheme in respect of the event of the termination of the relationship between the
     Company and the CEO. The fair value of the option warrants, (in accordance with the Black & Scholes model) is approximately 1.2 Dollars per option, and in total, approximately 120,000 Dollars. The figures that were used as the basis of the calculations are: an interest free interest rate, which reflects the interest on US bonds for a period that is parallel to the contractual lifetime of the options, of 2.63%, a standard deviation for the
     Company's shares for a period that is parallel to the contractual lifetime of the options, of 53.2% and a forfeiture rate of 7%, based on past experience in the Company.

     The CEO will be entitled to additional terms, as detailed in the agreement, which include: 23 days of annual holiday leave, a manager's insurance policy, incapacity insurance, payments to a further training fund, recuperation pay in accordance with the Company's policy, which will not be less than what is required under the law and a Group 6 company car. The CEO will be entitled to receive payment from the company for reasonable expenses that are connected to the use and the maintenance of the car, including the cost of repairs, maintenance, licensing, insurance, fuel and parking, against the presentation of receipts. The CEO will only bear the tax payments that are levied upon him in respect of the value of the benefit in kind. The Company will bear the CEO's direct costs in respect of his position, and this will be done against the presentation of receipts and in accordance with the Company's policy on the refund of expenses, and a mobile telephone. The CEO will be entitled to indemnity insurance, as is generally acceptable for office holders in the Company. 90 days written notice of advance is required from either of the parties in respect of the termination of his employment.

     The overall annual cost of the employment of the CEO (excluding the options) will stand at approximately NIS 1.3 million.

                                      - 9 -

8.   REGULATION 22 - TRANSACTIONS WITH CONTROLLING INTERESTS

     8.1.1 To the best of the Company's knowledge, Norfet, or persons acting on its behalf, own approximately 24% of the Company's issued and paid up share capital. For caution's sake, the Company's commitments with
          Norfet or with any of the controlling interests in Norfet, or the
          Company's commitments that Norfet and/or any of the controlling interests in Norfet has a personal interest in, are approved in accordance with section 270 of the Companies Law.

     8.1.2 Norfet extends management services to the Company in accordance with an agreement that was signed between Norfet and the Company and which was approved by a general meeting of the Company in 2004. For further details see section 6 (9) above.

     8.1.3 From time to time the Company purchases delivery services from the company Orion S.M. Ltd. (formerly Orion Agish Ltd.)(1) (hereinafter:
          "ORION"). The purchase of the services, as aforesaid, was approved by the Company's board of directors, in continuation of the approval of the Company's audit committee, as a transaction that is not extra-ordinary, within the definition of that term in section 1 of the
          Companies Law - 1999.

          Moreover, the Company presents the commitments with Orion, as aforesaid, to the audit committee and to the board of directors for examination and approval each calendar quarter.

---------------
(1)  The FIMI Fund is a controlling interest in Orion. The FIMI Fund is controlled by Mr. Yishai Davidi, a director in the Company and a controllign interest in Norpat Limited Partnership (hereinafter: "NORPAT"), which holds, together with other enterties that have invested in the
     Company on its behalf, approximately 24% of the shares in the Company. For the sake of caution, the Company relates to Norpat as if it were a controlling interest in the Company. See section 6 above.

                                     - 10 -

9.   REGULATION 24 - THE HOLDINGS OF CONTROLLING INTERESTS IN THE ENTITY (AS OF
     MARCH 28, 2010)

     The following are details, to the best of the Company's knowledge, of the shares and convertible securities that each controlling interest in the
     Company holds in the Company, at a time close to the publication of this report. The Company's securities are comprised of regular shares and of options that are not traded and whose number on the Stock Exchange is
     1082585:
                                                                                                 Holding rate at
Name of             Company             `                                 Holding rate           full dilution
the                 or                            Number of        ------------------------- -----------------------
interested          identity   Name of the        securities                      Voting                   Voting
party               number     security           held (10)        In capital     rights    In capital     rights
---------------     ---------- ----------------- ---------------- ------------ ------------ ----------- ------------

Norfet Limited
Partnership (1)     550216022   Regular shares            461,308        14.54%       14.54%      13.21%       13.21%
                    ---------- ----------------- ---------------- ------------ ------------ ----------- ------------
Tea Top Limited
Partnership (1)     550216964   Regular shares            149,124         4.70%        4.70%       4.27%        4.27%
                    ---------- ----------------- ---------------- ------------ ------------ ----------- ------------
Mivtach Shamir
Holdings Ltd.(1)    550034125   Regular shares            149,124         4.70%        4.70%       4.27%        4.27%
                    ---------- ----------------- ---------------- ------------ ------------ ----------- ------------
Ya'akov                         Regular shares
Galbard (2)                          and                   81,540         2.57%       2.57%        2.33%        2.33%
                                non-marketable
                    30256622       options                 30,000            -            -        0.86%        0.86%
                    ---------- ----------------- ---------------- ------------ ------------ ----------- ------------
FIMI Opportunity
Fund Limited
Partnership (3)     530209154   Regular shares                318         0.01%       0.01%        0.01%        0.01%
                    ---------- ----------------- ---------------- ------------ ------------ ----------- ------------
FIMI Israel
Opportunity Fund
Limited
Partnership (4)     550208797   Regular shares              1,649         0.05%       0.05%        0.05%        0.05%
                    ---------- ----------------- ---------------- ------------ ------------ ----------- ------------
Rimon Investment
Master Fund L.P.
(5)                 530223957   Regular shares            173,222         5.46%        5.46%       4.96%        4.96%
                    ---------- ----------------- ---------------- ------------ ------------ ----------- ------------
Analyst I.M.S.
Mutual Fund
Management Ltd.
(6)                 511146490   Regular shares            196,323         6.19%        6.19%       5.62%        5.62%
                    ---------- ----------------- ---------------- ------------ ------------ ----------- ------------
Analyst Provident
Funds Ltd. (7)      511880460   Regular shares              8,134         0.26%        0.26%       0.23%        0.23%
                    ---------- ----------------- ---------------- ------------ ------------ ----------- ------------
Amit Meridor (8)                Non-marketable
                    056535636      options                100,000            -            -        2.86%        2.86%
                    ---------- ----------------- ---------------- ------------ ------------ ----------- ------------
Tefron Holdings(98)             Regular shares
Ltd. (9)            512620956     (Dormant)                99,740            -            -           -            -
                    ---------- ----------------- ---------------- ------------ ------------ ----------- ------------
Amit Tal                         Options for
                    024641383     employees                 21,000            -            -        0.60%       0.60%
                    ---------- ----------------- ---------------- ------------ ------------ ----------- ------------
Alon Shadmi                      Options for
                    057394645     employees                 1,000            -            -        0.03%        0.03%
                    ---------- ----------------- ---------------- ------------ ------------ ----------- ------------
Michael Bergman                  Options for
                    06896450      employees                 9,000            -            -        0.26%        0.26%
                    ---------- ----------------- ---------------- ------------ ------------ ----------- ------------
Meir Kuppershmidt                Options for
                    054136502     employees                 9,000            -            -        0.26%        0.26%
                    ---------- ----------------- ---------------- ------------ ------------ ----------- ------------
Hanoch Zelutnik                  Options for
                    06960733      employees                 2,000            -            -        0.06%        0.06%
                    ---------- ----------------- ---------------- ------------ ------------ ----------- ------------
David Filler                     Options for
                    014749287     employees                 9,000            -            -        0.26%        0.26%
                    ---------- ----------------- ---------------- ------------ ------------ ----------- ------------
Eran Rotem                      Regular shares                120            -            -           0%          0%
                               and Options for
                    023592744     employees                12,000            -            -        0.35%        0.35%
                    ---------- ----------------- ---------------- ------------ ------------ ----------- ------------

(1)  The following are details of the holdings in Norfet Limit Partnership: To the best of the Company's knowledge, the interested parties in Norfet
     Limited Partnership are as follows: approximately 7.76% is owned by FIMI
     Opportunity Fund L.P., approximately 40.15% is owned by FIMI Israel
     Opportunity Fund, Limited Partnership, approximately 42.29% is owned by
     Mivtach Shamir Holdings Ltd. and approximately 6.06% is owned by Yashir
     Provident Funds Management Ltd. (Company No. 51-3728691).

     To the best of the Company's knowledge, in accordance with a limited partnership agreement dated February 2004 between N.D.M.S, Ltd, (as a general partner in Norfet) (hereinafter: "THE GENERAL PARTNER") and FIMI
     Israel Opportunity Fund Limited Partnership (as a limited partner in
     Norfet) and Mivtach Shamir Holdings Ltd. (as a limited partner in Norfet)
     and additional bodies (which are also limited partnerships); subject to the provisions of the Partnership Ordinance (New Version) - 1975, the
     management, activity and control in Norfet) were afforded exclusively and irrevocably to the general partner. To the best of the Company's knowledge, the general partner is under the common control of FIMI 2001 Ltd. (the general partner of the FIMI Partnership) and Mivtach Shamir Holdings Ltd.
     and accordingly, Norfet relates to the FIMI Partnership and to Mivtach
     Shamir Holdings Ltd., together, as controlling interests in it.

     To the best of the Company's knowledge, Mr. Yishai Davidi, who is a director in the Company, is a controlling interest in FIMI 2001 Ltd.
     (Company No. 513108332), which is the controlling interest in FIMI Israel
     Opportunity Fund L.P. and FIMI Opportunity Fund L.P., Limited Partnership.
     The interested parties in FIMI Israel Opportunity Fund L.P. are as follows:
     approximately 20% - Bank Discount Le'Israel Ltd., approximately 7.27%
     Israel Phoenix Trust Ltd., approximately 6.5% - Clal Insurance Company Ltd.
     and approximately 5.02% - The Investment Company of United Mizrahi Bank
     Ltd. The interested parties in FIMI Opportunity Fund L.P. are as follows:
     approximately 20% - Bank Discount Le'Israel Ltd., approximately 17.30% -
     The Investment Company of United Mizrahi Bank Ltd., approximately 21.62%%
     MassMutual Life Insurance Company - MMHC Investments inc., approximately
     17.3% - Hillenbrand Industries Inc. and approximately 10.81% - TJT (B)
     (Bermuda) Investment Company Ltd.

     To the best of the Company's knowledge, the controlling interest in Mivtach
     Shamir Holdings Ltd. is Mr. Meir Shamir, who in accordance with the report on the holdings of the interest parties, as of February 2, 2010, holds approximately 34.15% of the voting rights and the capital rights in Mivtach
     Shamir Holdings Ltd. (approximately 33.15% at full dilution), Ashtrom
     Properties Ltd. holds approximately 11.82% of the voting rights and the capital rights (approximately 11.47% at full dilution) Ofer Glazer holds approximately 10.96% of the voting rights and the capital rights
     (approximately 10.64% at full dilution), Leon Recanati holds approximately
     8.59% of the voting rights and the capital rights (approximately 8.34% at full dilution) and the Clal Group holds approximately 12.27% of the voting rights and the capital rights (approximately 12.46% at full dilution). It should be noted that Mivtach Shamir Holdings Ltd. is a public company whose shares are traded on the Tel-Aviv Stock Exchange and information in respect of which has been published in the public domain.

                                     - 11 -

     To the best of the Company's knowledge, the controlling interest in Yashir
     Provident Funds Management Ltd. is Yashir Bit Investments Ltd. (company number 51-3626440). The controlling interest in Yashir Bit Investments Ltd.
     is Meitav Investments House Ltd. (company number 51-3749283). The interested parties in Meitav Investments House Ltd. are: approximately
     34.6% - Meitav Investments House (Maya) Ltd., approximately 28.5% Yashir
     I.D.I. Holdings Ltd., approximately 21.4% - Gaon Capital Markets Ltd. and approximately 14.7% - Shlomo Simano Beski and Sons (Management 2000) Ltd.

     To the best of the Company's knowledge, the controlling interest in Ashtrom
     Properties Ltd. (hereinafter: "ASHTROM"), is Ashtrom Holdings Ltd., which in accordance with a report on the holdings of interested parties dated
     November 16, 2009, holds approximately 28.15% of the voting rights and the capital rights (approximately 22.65% at full dilution), the Ashtrom Group
     Ltd. holds approximately 21.90% of the voting rights and the capital rights
     (approximately 17.62% at full dilution), Allied Holdings Ltd. holds approximately 11.01% of the voting rights and the capital rights
     (approximately 8.85% at full dilution), Ogadon Investments & General
     Cooperation holds approximately 10.56% of the voting rights and the capital rights (approximately 8.49% at full dilution) and Ashtrom Development and
     Investments Company Ltd. holds approximately 5.47% of the voting rights and the capital rights (approximately 4.41% at full dilution). It should be noted that Ashtrom Properties Ltd. is a public company whose shares are traded on the Tel-Aviv Stock Exchange and information in respect of which has been published in the public domain.

     To the best of the Company's knowledge, Ashtrom Holdings Ltd. (company number 51-1694820) is wholly owned and controlled by the Ashtrom Group Ltd.
     (company number 51-0381601).

     To the best of the Company's knowledge, the controlling interests in the
     Ashtrom Group Ltd. (company number 51-0381601) are: approximately 75% -
     Yundeko Consolidated Engineering and Development Ltd. (company number
     51-0439045) and approximately 25% - Allied Holdings Ltd. (company number
     51-1282279).

     To the best of the Company's knowledge, the company that is the controlling interest in Yundeko Consolidated Engineering and Development Ltd.
     ("Yundeko") is Margan Properties and Holdings Ltd. ("Margan"). The
     interested parties in Margan are: approximately 33.33% is held by Rina
     Giron, Dan Giron, Gil Giron and Dafna Levi, through companies that are fully owned and controlled by them, approximately 33.33% is held by Avraham
     Nussbaum and Michal Zehavi through companies that are fully owned and controlled by them, approximately 15.31% is held by Lipa and Yehudit
     Meshorer, Yaron Meshorer and Sigal Meshorer through companies that are fully owned and controlled by them, approximately 10.93% is held by
     Nechamia Rubin and Yoram Rubin through companies that are fully owned and controlled by them and approximately 7.10% is held by Nurit Mor and Varda
     Lipshitz through companies that are fully owned and controlled by them.

     Allied Holdings Ltd. is a private company that is registered in Israel
     ("Allied"). To the best of the Company's knowledge, the controlling interest in Allied is R.I.H. Ltd., which holds 100% of the issued and paid up share capital. R.I.H. Ltd. is a company that is registered in Jersey in the USA, and is controlled by the A.G. Trust, which is registered in Jersey in the USA.

     To the best of the Company's knowledge, the company Ogadon Investments &
     General Cooperation holds the shares in the Company in trust for Avraham
     Nussbaum and Michal Zehavi (approximately 3.5%), Lipa Meshorer
     (approximately 1.62%, Nurit Mor and Varda Lipshitz (approximately 0.75%)
     and Nechamia Rubin (approximately 1.16%).

     To the best of the Company's knowledge, the Company Ashtrom Development and
     Investments Ltd. is wholly owned and controlled by the Ashtrom Group.

     To the best of the Company's knowledge, the parties that hold the rights in the Tea Top Limited Partnership are FIMI Israel Opportunity Fund Limited
     Partnership and FIMI Opportunity Fund Limited Partnership.

     To the best of the Company's knowledge, the controlling interest in
     Hilendbrand Industries Inc., which was founded in the USA, in accordance with a report on interested parties, dated December 17, 2009, are:
     approximately 6.36% - Barclays Global Investors UK Holders, approximately
     6.39% - Breeden Capital LLC and approximately 5.43% - Franklin Mutual
     Advisers, LLC.

(2)  The active chairman of the Company's board of directors.

(3)  See footnote (1) above.

(4)  See footnote (1) above.

(5)  To the best of the Company's knowledge, the interested parties in Rimon
     Investment Master Fund L.P. are as follows: Zvi Limon, a director in the entity is the managing partner in the management company that manages this partnership, Rimon Management Z.T. (2005) Ltd. (company number 513738831)
     which holds 33% of the voting rights, Dan Toctalu owns 33% of the voting rights and Ziv Gil owns 33% of the voting rights in the company.

(6)  To the best of the Company's Knowledge, the controlling interest in Analyst
     I.M.S. Mutual Fund Management (1986) Ltd. is Analyst I.M.S. Investment
     Management Services Ltd. (public company number 520041963) (hereinafter:
     "ANALYST"), which in accordance with the report on the holdings of the interest parties, as of February 1, 2010, is held by Ehud Shiloni, Shmuel
     Lev and Dash Apex Holdings Ltd. (hereinafter: "DASH") Ehud Shiloni's overall holding rate in the company's capital is approximately 33.04% and approximately 32.69% in the voting rights. Shmuel Lev's overall holding rate in the company's capital is approximately 33.04% and approximately
     32.69% in the voting rights. Dash's overall holding rate in the company's capital is approximately 5.96% and approximately 5.77% in the voting rights. It should be noted that Analyst. is a public company whose shares are traded on the Tel-Aviv Stock Exchange and information in respect of which has been published in the public domain.

(7)  To the best of the Company's knowledge, the controlling interest in Analyst
     Provident Funds Ltd. is analyst I.M.S Investment Management Services Ltd.
     See footnote 6 above.

(8)  The Company's CEO.

(9)  A private company that is wholly owned by the Company, which holds 99,740 shares in the Company, which the Company sees as dormant shares, which were purchased by the subsidiary company before the time at which the Companies
     Law entered force. In practice the subsidiary company has made an undertaking to the Company not to exercise the voting rights or the capital rights in respect of its holdings of shares in the Company, as aforesaid.
     To the best of the Company's knowledge, as of the time of this report, the controlling interests in the Company do not have holdings in shares or convertible securities of the subsidiary company or related companies.

(10) The number of securities in this Regulation is presented in values stated
     after the consolidation of the shares in a ratio of 1:10, which the Company carried out in January 2009.

                                     - 12 -

REGULATION 24 A' - THE REGISTERED AND ISSUED CAPITAL AND CONVERTIBLE SECURITIES

                                                                                                        NUMBER AS OF
SECURITY                                                                                               MARCH 28, 2010
------------------------------------------------                                                         ---------

Registered share capital
(regular shares of par value NIS 10 each)                                                                6,999,550
                                                                                                         ---------
Issued and paid up share capital
(regular shares of par value NIS 10 each)                                                                3,272,670
                                                                                                         ---------
(Non-marketable) option warrants for employees -
convertible into shares                                                                                    330,229
                                                                                                         ---------
Dormant shares owned by a subsidiary company                                                                99,740
                                                                                                         ---------

10.  REGULATION 26 - THE ENTITY'S DIRECTORS

     The following are details in respect of the members of the board of directors, in accordance with the best information held by the Company and its board of directors:

------------------------------------------------------- ------------------------------------------------------------
NAME:                                                   YA'AKOV GELBARD
------------------------------------------------------- ------------------------------------------------------------
DATE OF BIRTH:                                          2.5.1947
------------------------------------------------------- ------------------------------------------------------------
IDENTITY NUMBER:                                        30256622
------------------------------------------------------- ------------------------------------------------------------
ADDRESS FOR THE DELIVERY OF LEGAL MATTERS:              Shalva 110, Herzliya
------------------------------------------------------- ------------------------------------------------------------
NATIONALITY:                                            Israeli
------------------------------------------------------- ------------------------------------------------------------
MEMBERSHIP OF COMMITTEES OF THE BOARD OF DIRECTORS:     No.
------------------------------------------------------- ------------------------------------------------------------
EXTERNAL DIRECTOR:                                      No.
------------------------------------------------------- ------------------------------------------------------------
ROLE FILLED IN THE COMPANY,  IN A  SUBSIDIARY  COMPANY, Active chairman of the board of directors
IN  A  RELATED   COMPANY  OF  THE   COMPANY  OR  OF  AN
INTERESTED PARTY THEREIN:
------------------------------------------------------- ------------------------------------------------------------
DATE ON WHICH TOOK UP OFFICE AS DIRECTOR:               27.12.2007
------------------------------------------------------- ------------------------------------------------------------
EDUCATION:                                              Bachelor's  degree in accounting and economics from Tel-Aviv
                                                        University
------------------------------------------------------- ------------------------------------------------------------
DIRECTOR POSSESSING ACCOUNTING AND FINANCIAL SKILLS:    Yes
------------------------------------------------------- ------------------------------------------------------------
ACTIVITY   IN  THE  PAST  FIVE  YEARS  AND  DETAILS  OF 2005 - 2007 CEO of Bezeq the Israeli  Communications Company
ADDITIONAL ENTITIES IN WHICH SERVES AS A DIRECTOR:      Ltd.
                                                        2001 - 2005: CEO of Pelephone Communications Ltd.
------------------------------------------------------- ------------------------------------------------------------
FAMILY  RELATIONSHIP  WITH AN OTHER INTERESTED PARTY IN No.
THE COMPANY:
------------------------------------------------------- ------------------------------------------------------------

------------------------------------------------------- ------------------------------------------------------------
NAME:                                                   MEIR SHAMIR
------------------------------------------------------- ------------------------------------------------------------
DATE OF BIRTH:                                          19.9.1951
------------------------------------------------------- ------------------------------------------------------------
IDENTITY NUMBER:                                        50845577
------------------------------------------------------- ------------------------------------------------------------
ADDRESS FOR THE DELIVERY OF LEGAL MATTERS:              Yoav 23, Tel-Aviv 69081
------------------------------------------------------- ------------------------------------------------------------
NATIONALITY:                                            Israeli
------------------------------------------------------- ------------------------------------------------------------
MEMBERSHIP OF COMMITTEES OF THE BOARD OF DIRECTORS:     No
------------------------------------------------------- ------------------------------------------------------------
EXTERNAL DIRECTOR:                                      No
------------------------------------------------------- ------------------------------------------------------------
ROLE FILLED IN THE COMPANY,  IN A  SUBSIDIARY  COMPANY, Director  in the  Company  and in its  subsidiary  companies
IN  A  RELATED   COMPANY  OF  THE   COMPANY  OR  OF  AN Hi-Tex,  A Tefron  Company  Ltd.,  Macro  Clothing  Ltd. and
INTERESTED PARTY THEREIN:                               Tefron USA Inc.
------------------------------------------------------- ------------------------------------------------------------
DATE ON WHICH TOOK UP OFFICE AS DIRECTOR:               31.3.2004
------------------------------------------------------- ------------------------------------------------------------
EDUCATION:                                              Batchelor's  degree in  economics  and  business  management from Bar-Ilan University
------------------------------------------------------- ------------------------------------------------------------

                                     - 13 -

------------------------------------------------------- ------------------------------------------------------------
DIRECTOR POSSESSING ACCOUNTING AND FINANCIAL SKILLS:    Yes
------------------------------------------------------- ------------------------------------------------------------
ACTIVITY   IN  THE  PAST  FIVE  YEARS  AND  DETAILS  OF CEO and  chairman  of Mivtach  Shamir  Holdings  Ltd.  since
ADDITIONAL ENTITIES IN WHICH SERVES AS A DIRECTOR:      1993.  Serves as a director in Solbar  Industries  Ltd.,  in affiliated,  consolidated  and related  companies to Mivtach
                                                        Shamir   Holdings  Ltd.,  in  A.A.M.S.   Investments   Ltd.,
                                                        H.L.A.P.  (1997) Ltd.,  Meir Shamir  Management  (1997) Meir
                                                        Shamir Holdings Ltd and Mivtach Shamir Properties Ltd.
------------------------------------------------------- ------------------------------------------------------------
FAMILY  RELATIONSHIP  WITH AN OTHER INTERESTED PARTY IN No
THE COMPANY:
------------------------------------------------------- ------------------------------------------------------------

------------------------------------------------------- ------------------------------------------------------------
NAME:                                                   YISHAI DAVIDI
------------------------------------------------------- ------------------------------------------------------------
DATE OF BIRTH:                                          2.2.1962
------------------------------------------------------- ------------------------------------------------------------
IDENTITY NUMBER:                                        057523367
------------------------------------------------------- ------------------------------------------------------------
ADDRESS FOR THE DELIVERY OF LEGAL MATTERS:              21 Hasocnut Street, Hod Hasharon
------------------------------------------------------- ------------------------------------------------------------
NATIONALITY:                                            Israeli
------------------------------------------------------- ------------------------------------------------------------
MEMBERSHIP OF COMMITTEES OF THE BOARD OF DIRECTORS:     Donations Committee, Remunerations Committee
------------------------------------------------------- ------------------------------------------------------------
EXTERNAL DIRECTOR:                                      No
------------------------------------------------------- ------------------------------------------------------------
ROLE FILLED IN THE COMPANY,  IN A  SUBSIDIARY  COMPANY, Director
IN  A  RELATED   COMPANY  OF  THE   COMPANY  OR  OF  AN
INTERESTED PARTY THEREIN:
------------------------------------------------------- ------------------------------------------------------------
DATE ON WHICH TOOK UP OFFICE AS DIRECTOR:               28.6.2005
------------------------------------------------------- ------------------------------------------------------------
EDUCATION:                                              Graduate  in  engineering,   industry  and  management  from
                                                        Tel-Aviv University, MBA - Bar-Ilan University
------------------------------------------------------- ------------------------------------------------------------
DIRECTOR POSSESSING ACCOUNTING AND FINANCIAL SKILLS:    Yes
------------------------------------------------------- ------------------------------------------------------------
ACTIVITY   IN  THE  PAST  FIVE  YEARS  AND  DETAILS  OF CEO and senior partner in the FIMI Find
ADDITIONAL ENTITIES IN WHICH SERVES AS A DIRECTOR:      Serves as  chairman  of the board of  directors  of  Retalix
                                                        Ltd.,  director in Ophir  Optronic  Ltd.,  Orion S.M.  Ltd.,
                                                        Scoop Metals Ltd.,  Merhav  Building  Materials and Ceramics
                                                        Ltd.,  M.D.T.   Diamond  Products   Technology  Ltd.,  Inrom
                                                        Industries Ltd., the Bagir Group,  FIMI 2001 Ltd., FIMI 2005
                                                        Ltd., FIMI IV 2007 Ltd. and Fite F.P. Ltd.
------------------------------------------------------- ------------------------------------------------------------
FAMILY  RELATIONSHIP  WITH AN OTHER INTERESTED PARTY IN No
THE COMPANY:
------------------------------------------------------- ------------------------------------------------------------

                                     - 14 -

------------------------------------------------------- ------------------------------------------------------------
NAME:                                                   YA'AKOV ELINAV
------------------------------------------------------- ------------------------------------------------------------
DATE OF BIRTH:                                          25.12.1944
------------------------------------------------------- ------------------------------------------------------------
IDENTITY NUMBER:                                        006287338
------------------------------------------------------- ------------------------------------------------------------
ADDRESS FOR THE DELIVERY OF LEGAL MATTERS:              10 Dudaim Street, Herzliya 46419
------------------------------------------------------- ------------------------------------------------------------
NATIONALITY:                                            Israeli
------------------------------------------------------- ------------------------------------------------------------
MEMBERSHIP OF COMMITTEES OF THE BOARD OF DIRECTORS:     Audit  committee,  balance  sheet  committee  and  Donations committee
------------------------------------------------------- ------------------------------------------------------------
EXTERNAL DIRECTOR:                                      Yes(2)
------------------------------------------------------- ------------------------------------------------------------
ROLE FILLED IN THE COMPANY,  IN A  SUBSIDIARY  COMPANY, Director
IN  A  RELATED   COMPANY  OF  THE   COMPANY  OR  OF  AN
INTERESTED PARTY THEREIN:
------------------------------------------------------- ------------------------------------------------------------
DATE ON WHICH TOOK UP OFFICE AS DIRECTOR:               15.7.2004
------------------------------------------------------- ------------------------------------------------------------
EDUCATION:                                              Graduate  in  Economics   from  the  Hebrew   University  of
                                                        Jerusalem
------------------------------------------------------- ------------------------------------------------------------
DIRECTOR POSSESSING ACCOUNTING AND FINANCIAL SKILLS:    Yes
------------------------------------------------------- ------------------------------------------------------------
ACTIVITY   IN  THE  PAST  FIVE  YEARS  AND  DETAILS  OF Director  in Dash  Securities  and  Investments  in the past
ADDITIONAL ENTITIES IN WHICH SERVES AS A DIRECTOR:      five years,  deputy CEO of Bank Hapoalim for 13 years before then.
                                                        Deputy CEO of Dash  provident  Funds  Ltd.,  Director in the companies Elinav  Consultancy and Services,  Shlomo Holdings
                                                        Ltd.,  Middle  East Pipes  Ltd.,  Golden  Pages  Ltd.,  Dash
                                                        Securities and  Investments  Ltd., Dash  Institutions  Ltd.,
                                                        Yuvalim  Pension  funds  Management,  Sapiens  Ltd.,  B.G.I.
                                                        Investments  Ltd.,  Polar  Communications  Ltd.,  Global Box
                                                        Ltd.,  Frutrom  Industries Ltd., Ayalon highways Ltd., Delek
                                                        Real Estate Ltd. and The Industrial Development Bank Ltd.
------------------------------------------------------- ------------------------------------------------------------
FAMILY  RELATIONSHIP  WITH AN OTHER INTERESTED PARTY IN No
THE COMPANY:
------------------------------------------------------- ------------------------------------------------------------

-------------------
(2)  On June 3, 2003 an extra-ordinary general meeting of the Company's shareholders approved the appointment of Mr. Ya'akov Elinav to a second term (of three years) as an external director in the company, as from July
     15, 2007. For additional details see the immediate report dated June 3,
     2008 (Document number 2008-01-159603).

     It should be noted that the decision on the matter of the appointment of
     Mr. Ya'akov Elinav was raised previously within the context of the extra-ordinary general meeting that took place on April 9, 2008; the majority of the shareholders who participated and voted, voted against the passing of th decision as aforesaid, however that decision was not passed, since at least one third of the votes of shareholders who are not controlling interests in the Company or persons acting on their behalf, who participated and voted were not counted among the majority vote. For additional details see the immediate report dated August 27, 2009 (Document number 2009-01-212076) as well as the immediate report dated February 16,
     2010 (Document number 2010-01-386193).

                                     - 15 -

------------------------------------------------------- ------------------------------------------------------------
NAME:                                                   ELI ADMONI
------------------------------------------------------- ------------------------------------------------------------
DATE OF BIRTH:                                          4.3.1940
------------------------------------------------------- ------------------------------------------------------------
IDENTITY NUMBER:                                        03671678
------------------------------------------------------- ------------------------------------------------------------
ADDRESS FOR THE DELIVERY OF LEGAL MATTERS:              15 Rabbi Eshi Street, Tel-Aviv
------------------------------------------------------- ------------------------------------------------------------
NATIONALITY:                                            Israeli
------------------------------------------------------- ------------------------------------------------------------
MEMBERSHIP OF COMMITTEES OF THE BOARD OF DIRECTORS:     Audit  committee,  balance  sheet  committee,  remunerations committee
------------------------------------------------------- ------------------------------------------------------------
EXTERNAL DIRECTOR:                                      Yes(3)
------------------------------------------------------- ------------------------------------------------------------
ROLE FILLED IN THE COMPANY,  IN A  SUBSIDIARY  COMPANY, Director
IN  A  RELATED   COMPANY  OF  THE   COMPANY  OR  OF  AN
INTERESTED PARTY THEREIN:
------------------------------------------------------- ------------------------------------------------------------
DATE ON WHICH TOOK UP OFFICE AS DIRECTOR:               10.8.2006
------------------------------------------------------- ------------------------------------------------------------
EDUCATION:                                              Graduate  in  Law  - The  Hebrew  University  of  Jerusalem,
                                                        Certificate  in  Business  Management  - The  University  of
                                                        Manitoba, Canada
------------------------------------------------------- ------------------------------------------------------------
DIRECTOR POSSESSING ACCOUNTING AND FINANCIAL SKILLS:    Yes
------------------------------------------------------- ------------------------------------------------------------
ACTIVITY   IN  THE  PAST  FIVE  YEARS  AND  DETAILS  OF Chairman of Clalit Health Services
ADDITIONAL ENTITIES IN WHICH SERVES AS A DIRECTOR:
------------------------------------------------------- ------------------------------------------------------------
FAMILY  RELATIONSHIP  WITH AN OTHER INTERESTED PARTY IN No
THE COMPANY:
------------------------------------------------------- ------------------------------------------------------------

------------------------------------------------------- ------------------------------------------------------------
NAME:                                                   AVI ZIGELMAN
------------------------------------------------------- ------------------------------------------------------------
DATE OF BIRTH:                                          18.6.1956
------------------------------------------------------- ------------------------------------------------------------
IDENTITY NUMBER:                                        054082581
------------------------------------------------------- ------------------------------------------------------------
ADDRESS FOR THE DELIVERY OF LEGAL MATTERS:              8 Uri Kisiri Street, Tel-Aviv
------------------------------------------------------- ------------------------------------------------------------
NATIONALITY:                                            Israeli
------------------------------------------------------- ------------------------------------------------------------
MEMBERSHIP OF COMMITTEES OF THE BOARD OF DIRECTORS:     Balance sheet committee
------------------------------------------------------- ------------------------------------------------------------
EXTERNAL DIRECTOR:                                      No
------------------------------------------------------- ------------------------------------------------------------
ROLE FILLED IN THE COMPANY,  IN A  SUBSIDIARY  COMPANY, Director
IN  A  RELATED   COMPANY  OF  THE   COMPANY  OR  OF  AN
INTERESTED PARTY THEREIN:
------------------------------------------------------- ------------------------------------------------------------
DATE ON WHICH TOOK UP OFFICE AS DIRECTOR:               28.6.2005
------------------------------------------------------- ------------------------------------------------------------
EDUCATION:                                              Graduate  in  economics   and   accountancy   from  Tel-Aviv
                                                        University,   Masters  degree  in  business   economics  and
                                                        financing from Tel-Aviv University
------------------------------------------------------- ------------------------------------------------------------
DIRECTOR POSSESSING ACCOUNTING AND FINANCIAL SKILLS:    Yes
------------------------------------------------------- ------------------------------------------------------------
ACTIVITY   IN  THE  PAST  FIVE  YEARS  AND  DETAILS  OF Membership of boards of directors and financial consultancy;
ADDITIONAL ENTITIES IN WHICH SERVES AS A DIRECTOR:      Holds  office as a  director  of Mizrahi  Tfahot  Bank Ltd.,
                                                        Ophir  Optronics,  D.G.C.  Group Ltd.,  Gindi  Investments 1
                                                        Ltd., Clal  Biotechnological  Industries Ltd., Simcha Orieli
                                                        and Sons  Engineering  and Contracting  Company Ltd.,  Sialo
                                                        Technology  Israel  Ltd.,  Orev  Technologies  (1977)  Ltd.,
                                                        Pangea Realty Ltd. and Afcon Electro-mechanics Ltd.
------------------------------------------------------- ------------------------------------------------------------

-------------------
(3)  On August 26, 2009 an extra-ordinary general meeting of the Company's shareholders approved the appointment of Mr. Eli Admoni to a second term
     (of three years) as an external director in the company, as from August 26,
     2009.

                                     - 16 -

------------------------------------------------------- ------------------------------------------------------------
FAMILY  RELATIONSHIP  WITH AN OTHER INTERESTED PARTY IN No.
THE COMPANY:
------------------------------------------------------- ------------------------------------------------------------

------------------------------------------------------- ------------------------------------------------------------
NAME:                                                   SHIRIT KASHER
------------------------------------------------------- ------------------------------------------------------------
DATE OF BIRTH:                                          10.7.1967
------------------------------------------------------- ------------------------------------------------------------
IDENTITY NUMBER:                                        22803332
------------------------------------------------------- ------------------------------------------------------------
ADDRESS FOR THE DELIVERY OF LEGAL MATTERS:              7 Menachem Begin Street, Ramat Gan
------------------------------------------------------- ------------------------------------------------------------
NATIONALITY:                                            Israeli
------------------------------------------------------- ------------------------------------------------------------
MEMBERSHIP OF COMMITTEES OF THE BOARD OF DIRECTORS:     Audit committee, balance sheet committee
------------------------------------------------------- ------------------------------------------------------------
EXTERNAL DIRECTOR:                                      No
------------------------------------------------------- ------------------------------------------------------------
ROLE FILLED IN THE COMPANY,  IN A  SUBSIDIARY  COMPANY, Director
IN  A  RELATED   COMPANY  OF  THE   COMPANY  OR  OF  AN
INTERESTED PARTY THEREIN:
------------------------------------------------------- ------------------------------------------------------------
DATE ON WHICH TOOK UP OFFICE AS DIRECTOR:               31.3.2004
------------------------------------------------------- ------------------------------------------------------------
EDUCATION:                                              B.Sc in natural sciences from Tel-Aviv University,  graduate of law from Tel-Aviv University
------------------------------------------------------- ------------------------------------------------------------
DIRECTOR POSSESSING ACCOUNTING AND FINANCIAL SKILLS:    Yes
------------------------------------------------------- ------------------------------------------------------------
ACTIVITY   IN  THE  PAST  FIVE  YEARS  AND  DETAILS  OF From  July  2006  -  Brack   Capital  -  head  of  corporate
ADDITIONAL ENTITIES IN WHICH SERVES AS A DIRECTOR:      structure  and  finance,  prior  to  that  -  CEO  of  Telem
                                                        Financing  Solutions Ltd- for half a year,  legal counsel at
                                                        Phoenix  for four years.  Holds  office as a director of the companies - B.C.R.A - Brack  Capital  Real  Estate Ltd.  and
                                                        B.C.H - Brack Capital Holdings Ltd.
------------------------------------------------------- ------------------------------------------------------------
FAMILY  RELATIONSHIP  WITH AN OTHER INTERESTED PARTY IN No
THE COMPANY:
------------------------------------------------------- ------------------------------------------------------------

------------------------------------------------------- ------------------------------------------------------------
NAME:                                                   ZVI LIMON
------------------------------------------------------- ------------------------------------------------------------
DATE OF BIRTH:                                          3.1.59
------------------------------------------------------- ------------------------------------------------------------
IDENTITY NUMBER:                                        055590707
------------------------------------------------------- ------------------------------------------------------------
ADDRESS FOR THE DELIVERY OF LEGAL MATTERS:              Haoranim 53, Kfar Shmaryahu 48910
------------------------------------------------------- ------------------------------------------------------------
NATIONALITY:                                            Israeli
------------------------------------------------------- ------------------------------------------------------------
MEMBERSHIP OF COMMITTEES OF THE BOARD OF DIRECTORS:     No
------------------------------------------------------- ------------------------------------------------------------
EXTERNAL DIRECTOR:                                      No
------------------------------------------------------- ------------------------------------------------------------

                                     - 17 -

------------------------------------------------------- ------------------------------------------------------------
ROLE FILLED IN THE COMPANY,  IN A  SUBSIDIARY  COMPANY, Director
IN  A  RELATED   COMPANY  OF  THE   COMPANY  OR  OF  AN
INTERESTED PARTY THEREIN:
------------------------------------------------------- ------------------------------------------------------------
DATE ON WHICH TOOK UP OFFICE AS DIRECTOR:               15.5.32008
------------------------------------------------------- ------------------------------------------------------------
EDUCATION:                                              BA  in  economics  and  business  management  from  Bar-Ilan
                                                        University, MBA from Insead University
------------------------------------------------------- ------------------------------------------------------------
DIRECTOR POSSESSING ACCOUNTING AND FINANCIAL SKILLS:    Yes
------------------------------------------------------- ------------------------------------------------------------
ACTIVITY   IN  THE  PAST  FIVE  YEARS  AND  DETAILS  OF Partner in Magna Venture  Capital for ten years,  manager in
ADDITIONAL ENTITIES IN WHICH SERVES AS A DIRECTOR:      Rimon  Management  for three years,  director in the company
                                                        Ceva Inc. and DSPG Inc.
------------------------------------------------------- ------------------------------------------------------------
FAMILY  RELATIONSHIP  WITH AN OTHER INTERESTED PARTY IN No
THE COMPANY:
------------------------------------------------------- ------------------------------------------------------------

                                     - 18 -

11.  REGULATION 26 A' - SENIOR OFFICE HOLDERS

     11.1.1 The following are details in respect of the senior office holders in the Company, to the best of the Company's knowledge:

---------------------------------------------- -----------------------------------------------------------
NAME:                                          AMIT MERIDOR
---------------------------------------------- -----------------------------------------------------------
DATE OF BIRTH:                                 January 6, 1961
---------------------------------------------- -----------------------------------------------------------
IDENTITY NUMBER:                               056535636
---------------------------------------------- -----------------------------------------------------------
ROLE FILLED IN THE  COMPANY,  IN A  SUBSIDIARY Chief executive officer of the Company
COMPANY,  IN A RELATED  COMPANY OF THE COMPANY
OR OF AN INTERESTED PARTY THEREIN:
---------------------------------------------- -----------------------------------------------------------
DATE ON WHICH TOOK UP OFFICE:                  January 21, 2010
---------------------------------------------- -----------------------------------------------------------
EDUCATION:                                     B.Sc in  industrial  engineering  from  the  Technion-  The
                                               Israeli Technology Institute
                                               MBA from Tel-Aviv University
---------------------------------------------- -----------------------------------------------------------
ACTIVITY  IN THE PAST FIVE  YEARS AND  DETAILS Chief executive officer of SMT Medical from 2008 to 2009.
OF  ADDITIONAL  ENTITIES IN WHICH  SERVES AS A VP  for  business  development,   marketing  and  sales  at
DIRECTOR:                                      Syneron Medical from 2005 to 2008
                                               Manager in the Textile  division of Nilit Ltd. from 2000 to
                                               2005.
---------------------------------------------- -----------------------------------------------------------
FAMILY  RELATIONSHIP  WITH AN OTHER INTERESTED No
PARTY IN THE COMPANY:
---------------------------------------------- -----------------------------------------------------------
INDEPENDENT   AUTHORIZED   SIGNATORY   IN  THE No
COMPANY
---------------------------------------------- -----------------------------------------------------------

---------------------------------------------- -----------------------------------------------------------
NAME:                                          ERAN ROTEM
---------------------------------------------- -----------------------------------------------------------
DATE OF BIRTH:                                 1968
---------------------------------------------- -----------------------------------------------------------
IDENTITY NUMBER:                               23592744
---------------------------------------------- -----------------------------------------------------------
ROLE FILLED IN THE  COMPANY,  IN A  SUBSIDIARY Chief financial officer.
COMPANY,  IN A RELATED  COMPANY OF THE COMPANY Director  in the  subsidiary  companies:  Hi-Tex,  A Tefron
OR OF AN INTERESTED PARTY THEREIN:             Company,  Macro  Clothing,  Tefron USA, Tefron US Holdings,
                                               Tefron Holdings (98), New Net  Industries,  New Pal, R.M.D.
                                               Robotics and Tefron UK Ltd.
---------------------------------------------- -----------------------------------------------------------
DATE ON WHICH TOOK UP OFFICE:                  August 17, 2008
---------------------------------------------- -----------------------------------------------------------
EDUCATION:                                     Bachelor's    degree    in    accounting    and    business
                                               administration from the Management College - Tel-Aviv
                                               Certified Public Accountant
---------------------------------------------- -----------------------------------------------------------
ACTIVITY  IN THE PAST FIVE  YEARS AND  DETAILS Chief financial  officer in the company Gamida For Lige and
OF  ADDITIONAL  ENTITIES IN WHICH  SERVES AS A the Technologies Healthcare Group Ltd. (2002-2008)
DIRECTOR:
---------------------------------------------- -----------------------------------------------------------
FAMILY  RELATIONSHIP  WITH AN OTHER INTERESTED No
PARTY IN THE COMPANY:
---------------------------------------------- -----------------------------------------------------------
INDEPENDENT   AUTHORIZED   SIGNATORY   IN  THE No
COMPANY
---------------------------------------------- -----------------------------------------------------------

                                     - 19 -

---------------------------------------------- -----------------------------------------------------------
NAME:                                          AMIT TAL
---------------------------------------------- -----------------------------------------------------------
DATE OF BIRTH:                                 1970
---------------------------------------------- -----------------------------------------------------------
IDENTITY NUMBER:                               264138
---------------------------------------------- -----------------------------------------------------------
ROLE FILLED IN THE  COMPANY,  IN A  SUBSIDIARY Deputy CEO for business development in the company
COMPANY,  IN A RELATED  COMPANY OF THE COMPANY
OR OF AN INTERESTED PARTY THEREIN:
---------------------------------------------- -----------------------------------------------------------
DATE ON WHICH TOOK UP OFFICE:                  October 2008
---------------------------------------------- -----------------------------------------------------------
EDUCATION:                                     Bachelor's  degree in  economics  and  business  management from Haifa University
---------------------------------------------- -----------------------------------------------------------
ACTIVITY  IN THE PAST FIVE  YEARS AND  DETAILS Served in managerial positions in Tefron
OF  ADDITIONAL  ENTITIES IN WHICH  SERVES AS A
DIRECTOR:
---------------------------------------------- -----------------------------------------------------------
FAMILY  RELATIONSHIP  WITH AN OTHER INTERESTED No
PARTY IN THE COMPANY:
---------------------------------------------- -----------------------------------------------------------
INDEPENDENT   AUTHORIZED   SIGNATORY   IN  THE No
COMPANY
---------------------------------------------- -----------------------------------------------------------

---------------------------------------------- -----------------------------------------------------------
NAME:                                          ALON SHADMI
---------------------------------------------- -----------------------------------------------------------
DATE OF BIRTH:                                 1963
---------------------------------------------- -----------------------------------------------------------
IDENTITY NUMBER:                               057394645
---------------------------------------------- -----------------------------------------------------------
ROLE FILLED IN THE  COMPANY,  IN A  SUBSIDIARY Deputy CEO for marketing
COMPANY,  IN A RELATED  COMPANY OF THE COMPANY
OR OF AN INTERESTED PARTY THEREIN:
---------------------------------------------- -----------------------------------------------------------
DATE ON WHICH TOOK UP OFFICE:                  2007
---------------------------------------------- -----------------------------------------------------------
EDUCATION:                                     Bachelor's    degree   in   industrial    engineering   and
                                               management, MBA with specialization in sales
---------------------------------------------- -----------------------------------------------------------
ACTIVITY  IN THE PAST FIVE  YEARS AND  DETAILS Development  manager  with  Tefron,  Director of a business
OF  ADDITIONAL  ENTITIES IN WHICH  SERVES AS A unit, Deputy CEO for marketing
DIRECTOR:
---------------------------------------------- -----------------------------------------------------------
FAMILY  RELATIONSHIP  WITH AN OTHER INTERESTED No
PARTY IN THE COMPANY:
---------------------------------------------- -----------------------------------------------------------
INDEPENDENT   AUTHORIZED   SIGNATORY   IN  THE No
COMPANY
---------------------------------------------- -----------------------------------------------------------

                                     - 20 -

---------------------------------------------- -----------------------------------------------------------
NAME:                                          MICHAEL BERGMAN(4)
---------------------------------------------- -----------------------------------------------------------
DATE OF BIRTH:                                 1959
---------------------------------------------- -----------------------------------------------------------
IDENTITY NUMBER:                               6896450
---------------------------------------------- -----------------------------------------------------------
ROLE FILLED IN THE  COMPANY,  IN A  SUBSIDIARY Deputy CEO for technology and development
COMPANY,  IN A RELATED  COMPANY OF THE COMPANY
OR OF AN INTERESTED PARTY THEREIN:
---------------------------------------------- -----------------------------------------------------------
DATE ON WHICH TOOK UP OFFICE:                  December 1, 2008  (ending his period of office on April 11,
                                               2010)
---------------------------------------------- -----------------------------------------------------------
EDUCATION:                                     Bachelor's degree in industrial  engineering and management from Shenkar. MBA from the University of Manchester
---------------------------------------------- -----------------------------------------------------------
ACTIVITY  IN THE PAST FIVE  YEARS AND  DETAILS Worked at Kitan for the last 20 years,  of which the last 4
OF  ADDITIONAL  ENTITIES IN WHICH  SERVES AS A years were spent as deputy CEO for Technology
DIRECTOR:
---------------------------------------------- -----------------------------------------------------------
FAMILY  RELATIONSHIP  WITH AN OTHER INTERESTED No
PARTY IN THE COMPANY:
---------------------------------------------- -----------------------------------------------------------
INDEPENDENT   AUTHORIZED   SIGNATORY   IN  THE No
COMPANY
---------------------------------------------- -----------------------------------------------------------

---------------------------------------------- -----------------------------------------------------------
NAME:                                          MEIR KUPPERSHMIDT
---------------------------------------------- -----------------------------------------------------------
DATE OF BIRTH:                                 1957
---------------------------------------------- -----------------------------------------------------------
IDENTITY NUMBER:                               054136502
---------------------------------------------- -----------------------------------------------------------
ROLE FILLED IN THE  COMPANY,  IN A  SUBSIDIARY Director
COMPANY,  IN A RELATED  COMPANY OF THE COMPANY
OR OF AN INTERESTED PARTY THEREIN:
---------------------------------------------- -----------------------------------------------------------
DATE ON WHICH TOOK UP OFFICE:                  December 30, 2008
---------------------------------------------- -----------------------------------------------------------
EDUCATION:                                     Bachelor's  degree  in  business  administration  from  the
                                               University of Derby
---------------------------------------------- -----------------------------------------------------------
ACTIVITY  IN THE PAST FIVE  YEARS AND  DETAILS Deputy CEO for  operations at Kitan  Industries  and Gottex
OF  ADDITIONAL  ENTITIES IN WHICH  SERVES AS A Models
DIRECTOR:
---------------------------------------------- -----------------------------------------------------------
FAMILY  RELATIONSHIP  WITH AN OTHER INTERESTED No
PARTY IN THE COMPANY:
---------------------------------------------- -----------------------------------------------------------
INDEPENDENT   AUTHORIZED   SIGNATORY   IN  THE No
COMPANY
---------------------------------------------- -----------------------------------------------------------

-------------------
(4)  Mr. Michael Bergman served as Tefron's Deputy CEO for technology and development from January 1, 2008. In January 11, 2010 the Company reported
     Mr. Michael Bergman's resignation and that in accordance with this Me.
     Michael Bergman would be terminating his employment with the Company on
     April 11, 2010.

                                     - 21 -

---------------------------------------------- -----------------------------------------------------------
NAME:                                          ORNA MAROM
---------------------------------------------- -----------------------------------------------------------
DATE OF BIRTH:                                 1957
---------------------------------------------- -----------------------------------------------------------
IDENTITY NUMBER:                               054194576
---------------------------------------------- -----------------------------------------------------------
ROLE FILLED IN THE  COMPANY,  IN A  SUBSIDIARY Legal counsel and company secretary
COMPANY,  IN A RELATED  COMPANY OF THE COMPANY
OR OF AN INTERESTED PARTY THEREIN:
---------------------------------------------- -----------------------------------------------------------
DATE ON WHICH TOOK UP OFFICE:                  June 14, 2009
---------------------------------------------- -----------------------------------------------------------
EDUCATION:                                     Bachelor's degree in Law from Tel-Aviv University
---------------------------------------------- -----------------------------------------------------------
ACTIVITY  IN THE PAST FIVE  YEARS AND  DETAILS 2009: Attorney in the Avitan Perach law office
OF  ADDITIONAL  ENTITIES IN WHICH  SERVES AS A 2005 - 2008:  Attorney  in the Dean  Barch  Horen & Co. law
DIRECTOR:                                      office.
                                               1996 - 2004 Legal counsel with Iscar Ltd.
---------------------------------------------- -----------------------------------------------------------
FAMILY  RELATIONSHIP  WITH AN OTHER INTERESTED No
PARTY IN THE COMPANY:
---------------------------------------------- -----------------------------------------------------------
INDEPENDENT   AUTHORIZED   SIGNATORY   IN  THE No
COMPANY
---------------------------------------------- -----------------------------------------------------------

---------------------------------------------- -----------------------------------------------------------
NAME:                                          OPHIR ZISMAN
---------------------------------------------- -----------------------------------------------------------
DATE OF BIRTH:                                 1976
---------------------------------------------- -----------------------------------------------------------
IDENTITY NUMBER:                               038554274
---------------------------------------------- -----------------------------------------------------------
ROLE FILLED IN THE  COMPANY,  IN A  SUBSIDIARY Financial controller of the Group
COMPANY,  IN A RELATED  COMPANY OF THE COMPANY
OR OF AN INTERESTED PARTY THEREIN:
---------------------------------------------- -----------------------------------------------------------
DATE ON WHICH TOOK UP OFFICE:                  February 14, 2006
---------------------------------------------- -----------------------------------------------------------
EDUCATION:                                     Bachelor's  degree in  accounting  and business  management from Haifa University
                                               MBA from Tel-Aviv University
---------------------------------------------- -----------------------------------------------------------
ACTIVITY  IN THE PAST FIVE  YEARS AND  DETAILS The KPMG Somekh Chaikin auditing firm
OF  ADDITIONAL  ENTITIES IN WHICH  SERVES AS A
DIRECTOR:
---------------------------------------------- -----------------------------------------------------------
FAMILY RELATIONSHIP WITH AN OTHER INTERESTED   No
PARTY IN THE COMPANY:
---------------------------------------------- -----------------------------------------------------------
INDEPENDENT AUTHORIZED SIGNATORY IN THE        No
COMPANY
---------------------------------------------- -----------------------------------------------------------

                                     - 22 -

---------------------------------------------- -----------------------------------------------------------
NAME:                                          HANOCH ZELOTNIK
---------------------------------------------- -----------------------------------------------------------
DATE OF BIRTH:                                 1956
---------------------------------------------- -----------------------------------------------------------
IDENTITY NUMBER:                               06960733
---------------------------------------------- -----------------------------------------------------------
ROLE FILLED IN THE  COMPANY,  IN A  SUBSIDIARY Treasurer  of  the  Group,  chief  financial  officer  of a
COMPANY,  IN A RELATED  COMPANY OF THE COMPANY subsidiary  company,  director of Hi-Tex, A Tefron Company,
OR OF AN INTERESTED PARTY THEREIN:             Tefron UK and Tefron  USA.  Representative  in the  company
                                               Al-Mesira Textile Company Ltd.
---------------------------------------------- -----------------------------------------------------------
DATE ON WHICH TOOK UP OFFICE:                  1992
---------------------------------------------- -----------------------------------------------------------
EDUCATION:                                     Degree  in   accountancy   and   economics   from  Tel-Aviv
                                               University, Certified Public Accountant
---------------------------------------------- -----------------------------------------------------------
ACTIVITY  IN THE PAST FIVE  YEARS AND  DETAILS Treasurer  of  the  company  for  15  years  and  financial
OF  ADDITIONAL  ENTITIES IN WHICH  SERVES AS A manager of the subsidiary company Macro Clothing Ltd.
DIRECTOR:
---------------------------------------------- -----------------------------------------------------------
FAMILY  RELATIONSHIP  WITH AN OTHER INTERESTED No
PARTY IN THE COMPANY:
---------------------------------------------- -----------------------------------------------------------
INDEPENDENT   AUTHORIZED   SIGNATORY   IN  THE No
COMPANY
---------------------------------------------- -----------------------------------------------------------

---------------------------------------------- -----------------------------------------------------------
NAME:                                          DAVID FILLER
---------------------------------------------- -----------------------------------------------------------
DATE OF BIRTH:                                 1960
---------------------------------------------- -----------------------------------------------------------
IDENTITY NUMBER:                               014749287
---------------------------------------------- -----------------------------------------------------------
ROLE FILLED IN THE  COMPANY,  IN A  SUBSIDIARY CEO of Macro Clothing Ltd.
COMPANY,  IN A RELATED  COMPANY OF THE COMPANY
OR OF AN INTERESTED PARTY THEREIN:
---------------------------------------------- -----------------------------------------------------------
DATE ON WHICH TOOK UP OFFICE:                  July 8, 2009
---------------------------------------------- -----------------------------------------------------------
EDUCATION:                                     Bachelor's  degree in  economics  and  business  management from Nice University, France
---------------------------------------------- -----------------------------------------------------------
ACTIVITY  IN THE PAST FIVE  YEARS AND  DETAILS 2008 - 2009  Deputy  CEO for  combined  trading  at the New
OF  ADDITIONAL  ENTITIES IN WHICH  SERVES AS A Mashbir Le'Zarchan Ltd.
DIRECTOR:                                      2002 - 2008  Deputy  CEO for  marketing  and sales at Kitan
                                               Textile Industries Ltd.
---------------------------------------------- -----------------------------------------------------------
FAMILY  RELATIONSHIP  WITH AN OTHER INTERESTED No
PARTY IN THE COMPANY:
---------------------------------------------- -----------------------------------------------------------
INDEPENDENT   AUTHORIZED   SIGNATORY   IN  THE No
COMPANY
---------------------------------------------- -----------------------------------------------------------

                                     - 23 -

---------------------------------------------- -----------------------------------------------------------
NAME:                                          OFER ORLITZKI
---------------------------------------------- -----------------------------------------------------------
DATE OF BIRTH:                                 1959
---------------------------------------------- -----------------------------------------------------------
IDENTITY NUMBER:                               054566252
---------------------------------------------- -----------------------------------------------------------
ROLE FILLED IN THE  COMPANY,  IN A  SUBSIDIARY Internal auditor
COMPANY,  IN A RELATED  COMPANY OF THE COMPANY
OR OF AN INTERESTED PARTY THEREIN:
---------------------------------------------- -----------------------------------------------------------
DATE ON WHICH TOOK UP OFFICE:                  February 2002
---------------------------------------------- -----------------------------------------------------------
EDUCATION:                                     Bachelor's  degree in economics and  accountancy,  MBA from
                                               Tel-Aviv University
---------------------------------------------- -----------------------------------------------------------
ACTIVITY  IN THE PAST FIVE  YEARS AND  DETAILS Certified  Public  Accountant  -  Senior  partner  at  Lion
OF  ADDITIONAL  ENTITIES IN WHICH  SERVES AS A Orlitzki & Co. Certified Public Accountants
DIRECTOR:
---------------------------------------------- -----------------------------------------------------------
FAMILY  RELATIONSHIP  WITH AN OTHER INTERESTED No
PARTY IN THE COMPANY:
---------------------------------------------- -----------------------------------------------------------
INDEPENDENT   AUTHORIZED   SIGNATORY   IN  THE No
COMPANY
---------------------------------------------- -----------------------------------------------------------

12.  REGULATION 26 B' - THE AUTHORIZED SIGNATORIES OF THE ENTITY

     The Company does not have any independent authorized signatories, within the definition of that term in section 37 (D) of the Securities Law - 1968.

13.  REGULATION 27 - THE ENTITY'S AUDITORS

     Kost, Forer, Gabai and Kasirer, Certified Public Accountants 3 Aminadav
     Street, Tel-Aviv

14.  REGULATION 28 - CHANGE IN THE ARTICLES OR MEMORANDUM OF ASSOCIATION

     During the course of the reporting year, the Company's articles of association and its memorandum of association were amended, such that the
     Company's registered share capital was updated, in accordance with the decision of the Company's general meeting on January 20, 2009 in respect of the increase of the Company's registered share capital by 2,000,000 shares of part value NIS 10 each, and in respect of the consolidation of the
     Company's share capital, where the Company's total registered share capital as of the time of this report is 6,999,550 shares of par value NIS 10 each, instead of 4,999,550 shares of par value NIS 10 each.

15.  REGULATION 29 - RECOMMENDATIONS AND DECISIONS BY THE BOARD OF DIRECTORS

     15.1 RECOMMENDATIONS BY THE BOARD OF DIRECTORS TO THE GENERAL MEETING AND
          DECISION THAT DO NOT REQUIRE THE APPROVAL OF THE GENERAL MEETING

          On April 2, 2008, the Company's board of directors decided to distribute a dividend to the shareholders in an overall amount of approximately 8 million Dollars. This decision required the approval of the general meeting. It should be noted that according to the
          Company's articles of association, the distribution of an interim dividend is to be presented for approval to the general meeting that approves the final dividend, where even if the general meeting does not approve the final dividend, this will not detract from the validity of the decision of the board of directors in respect of the distribution of the interim dividend.

          In practice, the Company's general meeting approved the aforementioned distribution as the distribution of a final dividend.

                                     - 24 -

     15.2 DECISIONS OF AN EXTRAORDINARY GENERAL MEETING

          At the extraordinary general meeting of the Company, which took place on January 20, 2009, the Company's articles and memorandum of association, such that the Company's registered share capital was updated in accordance with the decision taken by the Company's general meeting, which took place on January 20, 2009 in respect of the increasing of the Company's registered share capital by 2,000,000 shares of par value NIS 10 each, and in respect of the consolidation of the Company's share capital, where the Company's overall registered share capital as of the time of this report is 6,999,550 shares of par value NIS 10 each, instead of 4,999,550 shares of par value NIS 10 each.

16.  REGULATION 29 A' - DECISIONS BY THE COMPANY

     16.1 TRANSACTIONS THAT REQUIRE ESPECIAL APPROVAL IN ACCORDANCE WITH SECTION
          270 (1) OF THE COMPANIES LAW

          16.1.1 A management agreement with the chairman of the board of directors, Mr. Ya'akov Gelbard, as approved by the general meeting that was held on July 24, 2008;

          16.1.2 The employment agreement with the CEO, see the details in sections 6 and 7 above.

     16.2 EXEMPTION, INSURANCE OR A COMMITMENT TO INDEMNIFY OFFICE HOLDERS THAT
          IS IN FORCE AS OF THE REPORTING DATE INSURANCE:

          The general meeting of the Company's shareholders, which took place on
          February 23, 2009 approved the purchase of office holders' liability insurance for all of the directors and office holders in the Company, including within the framework of their roles as directors and office holders in the Company's subsidiary companies, and including any director or office holder in the Company who is or who will be a controlling interest in the Company.

          The identity of the insurer, the cumulative amount of the cover for all of the office holders' liability insurance and the annual premium that will be paid in accordance with the policy, will be determined by the audit committee and the board of directors, which will determine that the amounts are reasonable in accordance with the circumstances, whilst taking the state of the market into account.

          The maximum premium that will be paid for the Company's insurance policy for the period commencing on October 14, 2009 and ending on
          October 14, 2010 is 262 thousand US Dollars (hereinafter: "the base premium"). The annual premium that will be paid by the Company each year will not exceed 130% of the annual premium that was paid for the preceding insurance year, and the annual premium for any year may not exceed 175% of the base premium, for all of the Company's directors.

          During the period in which this framework decision is in force, the amount of the insurance cover may not exceed the higher of: (A)
          15,000,000 US Dollars or (B) 25% of the Company's shareholder's equity in accordance with the latest financial statements (audited or reviewed) that the Company has published to the public at large.

          The Company's audit committee and its board of directors are to approve the relevant new insurance policies each year, in accordance with the conditions that were set in the framework decision.

                                     - 25 -

          INDEMNIFICATION:

          In accordance with the decisions passed by the Company's general meeting on August 5, 2002 and August 7, 2007, the Company extends letters of indemnity to all of its directors and office holders, as they may be from time to time, in the widest wording that is possible in accordance with the Company's articles of association and the provisions of the Companies Law and in accordance with the wording as amended in accordance with the decision passed by the general meeting on August 7, 2007. In accordance with the decision passed by the general meeting on August 7, 2007 no exemption is provided any longer to directors and office holders, but rather only the indemnity.

          The maximum amount of the indemnity in respect of the generality of the cumulative liability for all of the office holders, under the aforesaid letters of indemnity is not to exceed 35% of the Company's shareholders' equity in accordance with the Company's latest consolidated financial statements before the said payment.

          NAMES OF THE SIGNATORIES                    POSITIONS

          Ya'akov Gelbard          Chairman of the Board of Directors __________

          Amit Meridor             Chief Executive Officer            __________

          Eran Rotem               Chief Financial Officer            __________

                                     - 26 -

                                   TEFRON LTD.

                          SEPARATE FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2009

                            U.S. dollars in thousands

                                   TEFRON LTD.

              SEPARATE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009
                            U.S. DOLLARS IN THOUSANDS

                                      INDEX

                                                                      PAGE
                                                                      ----

Report of Independent Registered Public Accounting Firm               F - 2

Separate Balance Sheets                                               F - 3

Separate Statements of Income                                         F - 4

Separate Statements of Comprehensive Income                           F - 5

Separate Statements of Cash Flows                                 F - 6 - F - 7

Notes to Separate Financial Statements                            F - 8 - F - 23

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633439 www.ey.com.il

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SEPARATE FINANCIAL
STATEMENTS IN ACCORDANCE WITH THE PROVISIONS OF REGULATION 9C TO THE SECURITIES
               REGULATIONS (IMMEDIATE AND PERIODIC REPORTS), 1970

     We have audited the accompanying separate financial statements of Tefron
Ltd. ("the Company") as of December 31, 2009 and 2008 for each of the three years ended December 31, 2009, 2008 and 2007, that were included in the annual report of the Company. The separate financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these separate financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in Israel. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall separate financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the separate financial statements are presented fairly, in all material respects, in accordance with the provisions of Regulation 9c to the
Securities Regulations (Immediate and Periodic Reports), 1970.

     Without qualifying our opinion, we draw attention to Note 1c to the separate financial statements about the Company's business and losses, and to
Note 8 on events subsequent to the balance sheet date, which include Rights offering, Private placement and finance agreement with the banks. The Company's ability to meet its obligations depends on its ability to comply with its new covenants during 2010, as discussed on Note 8. If the Company will not comply with the covenants and the banks will demand that the credit will be payable immediately, then the Company's ability to raise financing from other sources will be very limited. Therefore, this could raise substantial doubt about the
Company's ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

                                            Kost Forer Gabay & Kasierer
                                   A member firm of Ernst & Young Global Limited

Haifa,
March 28, 2010

                                      F - 2

                                                                     Tefron Ltd.
Separate Balance Sheets
--------------------------------------------------------------------------------

                                                                                     AS OF DECEMBER 31,
                                                                                    --------------------
                                                                                       2009      2008
                                                                                    ---------  ---------
ASSETS                                                                     NOTE        $ IN THOUSANDS
---------                                                                ---------  --------------------

CURRENT ASSETS

Cash and cash equivalents                                                                   -         50
Short-term investments                                                           3        737        847
Trade receivables, net                                                           3          -      5,315
Other current assets                                                             3          -      2,080
Inventories                                                                                 -      3,551
                                                                                    ---------  ---------
                                                                                          737     11,843
                                                                                    ---------  ---------

NON-CURRENT ASSETS

Investment in subsidiaries                                                       7     15,369     31,183
Intercompany balances with subsidiaries                                          7     38,199     29,865
Property, plant and equipment, net                                                      1,433     13,802
Other intangible assets, net                                                                -        239
Deferred taxes, net                                                              6      4,982      2,713
                                                                                    ---------  ---------

                                                                                       59,983     77,802
                                                                                    ---------  ---------
                                                                                    $  60,720  $  89,645
                                                                                    =========  =========
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Short-term loans (including current portion of long term - loans)                4     13,252     15,425
Trade payables                                                                   4        163      5,358
Other current liabilities                                                        4        310      2,989
                                                                                    ---------  ---------
                                                                                       13,725     23,772
                                                                                    ---------  ---------

NON-CURRENT LIABILITIES

Employee benefit liabilities, net                                                           -        819
Other non-current liabilities                                                               -      1,309
                                                                                    ---------  ---------
                                                                                            -      2,128
                                                                                    ---------  ---------

EQUITY ATTRIBUTABLE TO HOLDERS OF THE PARENT

Share capital                                                                           7,518      7,518
Additional paid-in capital                                                            107,522    107,104
Accumulated deficit                                                                   (60,666)   (43,739)
Treasury shares                                                                        (7,408)    (7,408)
Other capital reserves                                                                     29         23
                                                                                    ---------  ---------

                                                                                       46,995     63,498
Employee stock options in a subsidiary                                                      -        247
                                                                                    ---------  ---------

TOTAL EQUITY                                                                           46,995     63,745
                                                                                    ---------  ---------

                                                                                       60,720  $  89,645
                                                                                    =========  =========

    March 28, 2010
---------------------  ---------------------  ---------------------  ---------------------
Certification date of     YA'AKOV GELBARD         AMIT MERIDOR            ERAN ROTEM
 financial statements  Chairman of the Board          CEO                     CFO
                           of Directors

  The notes to the separate financial statements are an integral part thereof.

                                      F - 3

                                                                     Tefron Ltd.
Separate Statements of Income
--------------------------------------------------------------------------------

                                                                                 YEAR ENDED DECEMBER 31,
                                                                       -----------------------------------------
                                                                         2009            2008            2007
                                                                       ---------       ---------       ---------
                                                                                    $ IN THOUSANDS
                                                            NOTE              (EXCEPT FOR PER SHARE DATA)
                                                          ---------    -----------------------------------------

Sales                                                                          -          54,597          50,619
Cost of sales                                                                  -          55,112          46,775
                                                                       ---------       ---------       ---------

Gross profit (loss)                                                            -            (515)          3,844

Selling and marketing expenses                                                 -           2,822           2,005
General and administrative expenses                                        1,382           1,593             675
                                                                       ---------       ---------       ---------

Operating income (loss)                                                   (1,382)         (4,930)          1,164

Financial income                                                               -            (266)         (1,450)
Financial expenses                                                         1,907           1,587             592
Participation in losses of subsidiaries                                   16,402          15,923           1,999
                                                                       ---------       ---------       ---------

Income (loss) before income taxes                                        (19,691)        (22,174)             23
Tax benefit                                                       6        2,298           4,595             559
                                                                       ---------       ---------       ---------

Net income (loss) attributable to equity holders of the
parent                                                                 $ (17,393)      $ (17,579)      $     582
                                                                       =========       =========       =========

  The notes to the separate financial statements are an integral part thereof.

                                      F - 4

                                                                     Tefron Ltd.
Separate Statements of Comprehensive Income
--------------------------------------------------------------------------------

                                                                                YEAR ENDED DECEMBER 31,
                                                                       ---------------------------------------
                                                                         2009           2008             2007
                                                                       -------         -------         -------
                                                                                   $ IN THOUSANDS
                                                                       ---------------------------------------

Net income (loss) attributable to the Company                          (17,393)        (17,579)            582
                                                                       -------         -------         -------

Other comprehensive income (loss) (net of tax effect) *):

Realized gain from cash flow hedges, net                                   (13)           (644)            (16)
Realized loss (gain) from short - term investment                            -              77              (3)
Unrealized gain from cash flow hedges, net                                   -              13             644
Unrealized loss from short - term investment                               (86)              -             (77)
Actuarial gain (loss) from defined-benefit plans                           (17)             17               -
                                                                       -------         -------         -------

Total other comprehensive income (loss) attributable to Company           (116)           (537)            548
                                                                       -------         -------         -------

Total comprehensive income (loss) attributed to equity holders
  of the parent                                                        (16,921)        (18,122)            895
                                                                       =======         =======         =======

*)   See note 6e.

  The notes to the separate financial statements are an integral part thereof.

                                      F - 5

                                                                     Tefron Ltd.
Separate Statements of Cash Flows
--------------------------------------------------------------------------------

                                                                                     YEAR ENDED DECEMBER 31,
                                                                           ------------------------------------------
                                                                             2009             2008             2007
                                                                           --------         --------         --------
                                                                                        $ IN THOUSANDS
                                                                           ------------------------------------------

 CASH FLOWS FROM OPERATING ACTIVITIES OF THE COMPANY:

 Net income(loss) attributable to the Company                               (17,393)        $(17,579)             582

 Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities of the Company

 (a)    Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities

           Adjustments to the profit or loss items of the Company:

Depreciation of property, plant and equipment and intangible assets             140            1,912            1,920
Inventories write-off                                                             -              961              102
Impairment of marketable securities                                               -              553                -
Share-based payment expense                                                     171              240              561
Loss (gain) from sale of property, plant and equipment                            -              196              (10)
Gain from sale of marketable securities                                           -              (22)            (134)
Deferred taxes, net                                                          (2,407)          (5,016)            (931)
Change in employee benefit liabilities, net                                       -              198               78
Share in loss of associated companies                                        16,402           15,923            1,999
Interest and amortization of marketable securities                                -             (263)            (145)
Accrual of interest on deposits                                                   -              (75)            (613)
                                                                           --------         --------         --------
                                                                             14,306           14,607            2,827

Changes in asset and liability items of the Company:

Decrease (increase) in trade receivables                                          -            4,324           (6,298)
Decrease (increase) in other accounts receivable and
   prepared expenses                                                              -            1,273             (335)
Decrease (increase) in inventories                                                -            6,355           (3,326)
Increase (decrease) in trade payables                                             -           (7,098)           1,412
Decrease in other current liabilities                                             -             (121)          (1,292)
                                                                           --------         --------         --------

                                                                                  -            4,733           (9,839)
                                                                           --------         --------         --------

Net cash provided by (used in) operating activities of the Company           (3,087)        $  1,761         $ (6,430)
                                                                           ========         ========         ========

CASH FLOWS FROM INVESTING ACTIVITIES OF THE COMPANY:

Purchase of property, plant and equipment                                         -             (133)        $ (1,328)
Proceeds from sale of property, plant and equipment                               -               15               16
Purchase of intangible assets                                                     -              (93)            (156)
Proceeds from sale of marketable securities                                       -            5,914           17,240
Purchase of marketable securities                                                 -                -          (18,973)
Proceeds from maturity of short - term investments                                -            7,757            5,393
Investment in subsidiaries                                                     (588)             (31)               -
                                                                           --------         --------         --------

Net cash provided by (used in) investing activities of the Company             (588)          13,429            2,192
                                                                           --------         --------         --------

  The notes to the separate financial statements are an integral part thereof.

                                      F - 6

                                                                     Tefron Ltd.
Separate Statements of Cash Flows
--------------------------------------------------------------------------------

                                                                                       YEAR ENDED DECEMBER 31,
                                                                               ---------------------------------------
                                                                                2009            2008             2007
                                                                               -------         -------         -------
                                                                                           $ IN THOUSANDS
                                                                               ---------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES OF THE COMPANY:

Short-term credit from banks, net                                                  253           6,839               -
Repayment of long-term loans                                                    (2,426)         (2,117)         (1,024)
Proceeds from long-term loans                                                        -           6,000               -
Proceeds from exercise of options                                                    -               -           4,382
Dividends paid to shareholders                                                       -          (8,000)           (551)
Collection of (providing) loans                                                  5,798         (18,454)          1,658
                                                                               -------         -------         -------

Net cash provided by (used in) financing activities of the Company               3,625         (15,732)          4,465
                                                                               -------         -------         -------

INCREASE IN CASH AND CASH EQUIVALENTS                                              (50)           (542)            227

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR                               50             592             365
                                                                               -------         -------         -------

CASH AND CASH EQUIVALENT AT THE END OF THE YEAR                                      -              50             592
                                                                               =======         =======         =======

(a)    NON-CASH TRANSFER OF ASSETS TO A SUBSIDIARY (NOTE 1B)

       Assets and liabilities transferred to a subsidiary in January 1, 2010:

       Trade receivables                                                        (5,315)              -               -
       Other current assets                                                     (2,210)
       Inventories                                                              (3,551)
       Intercompany balances with  subsidiaries                                 14,132
       Property, plant and equipment, net                                      (12,229)
       Intangible assets, net                                                     (239)              -               -
       Trade payables                                                            5,195               -               -
       Other current liabilities                                                 2,679               -               -
       Employee benefit liabilities, net                                           229               -               -
       Other non-current liabilities                                             1,309               -               -
                                                                               -------         -------         -------
                                                                                     -               -               -
                                                                               =======         =======         =======

  The notes to the separate financial statements are an integral part thereof.

                                      F - 7

                                                                     Tefron Ltd.
Notes to Separate Financial Statements
--------------------------------------------------------------------------------

Note 1: GENERAL

     a.   Tefron Ltd. ("the Company") is a company organized under the laws of the state of Israel. The Company is functioning as a holding company as of January 1, 2009, as mentioned in section b below and operates via subsidiaries in designing, developing, manufacturing and selling of intimate apparel, swimwear and active wear using two different methods (the "Seamless" technique and the "Cut & Sew" technique). The
          Company's principal markets are the United States and Europe.

          The Company's shares are traded on the Tel Aviv Stock Exchange as well as on the OTC Bulletin Board in the USA. For additional details, see note 5 c.

     b.   For more efficient management of the Company, its operations and its customer- and supplier relationships, in 2009 the Group placed all of the active wear and intimate apparel operations under Hi-Tex founded by Tefron Ltd. (hereinafter: "Hi-Tex") and has kept the swimwear operations under Macro Clothing Ltd. To this end, Tefron transferred most of its assets to Hi-Tex against allotment of additional Hi-Tex shares, pursuant to Section 104 of the Israeli Income Tax Ordinance.
          As from January 2009, the engagement of all of the Company's customers and most of its suppliers, in connection with intimate apparel and active-wear, is carried out with Hi-Tex only - and this compared to the previous situation when customers and suppliers were required to engage in separate engagements, both with the Company and with Hi-Tex.
          Correct as of the date of this report, the Company is managing Hi-Tex operations, Macro and other companies in the Group, when most of the assets and liabilities are held by Hi-Tex and Macro, whose shares are owned by the Company.

     c.   The Company incurred a loss of $ 17,393 thousand in the year ended
          December 31, 2009. Furthermore, in 2009 the Group generated negative cash flow from current operations amounting to $1,476 thousand. The
          Company has a negative working capital amounting to $6,647 thousand.

          Due to the crisis in the global economy, the decrease in demands and a continuation of accumulation of significant losses, the Company is required for additional financing sources. The Company's management plans regarding setting additional flow sources required for the financing of working capital for the next year, and for financing its strategic plan are: capital raising from shareholders through rights offering and private placement. In March 2010 the Company had raised through the rights offering to shareholders and private placement to
          Norfet, or anyone on its behalf, a total of $4 million gross, see note
          8 c. In addition, on March 2, 2010, the Company signed an agreement with the banks regarding the credit lines and liabilities as stated in note 8 b. In addition, the Company examines non-bank financing options such as beginning working with factoring companies that allow early payment from customers. There is no certainty that the Company will be successful in finding the stated financing resources.

          If and insofar, for any reason whatsoever, the Company will not meet the financial covenants and the banks will demand that the bank credit will be payable immediately, then it will be very difficult to raise financing from other sources. Therefore, this could pose a situation that could jeopardize the continued operations of the Company, and the
          Company could find it difficult to continue operating as a going concern.

                                      F - 8

                                                                     Tefron Ltd.
Notes to Separate Financial Statements
--------------------------------------------------------------------------------

Note 2: THE PREPARATION FORMAT OF THE FINANCIAL STATEMENTS

     Below are financial information and separate financial statements allocated to the Company, taken from the Company's consolidated financial statements as of December 31, 2009, published as part of the annual reports
     (hereinafter: the consolidated statements), presented in accordance with the provisions of Regulation 9c to the Securities Regulations (Immediate
     and Periodic Reports), 1970.

     The accounting policies that were implemented in these separate financial statements were detailed in Note 2 of the consolidated statements.

     1.   DEFINITIONS

          The Company - Tefron Ltd.

          "The Group", "subsidiaries", "related parties" and "interested parties and controlling party": As defined in the consolidated statements.

     2.   THE PREPARATION FORMAT OF THE FINANCIAL STATEMENTS

          The financial information from the consolidated statements, attributed to the Company itself as a parent company (hereinafter: the financial information), were prepared in accordance with the provisions of
          Regulation 9c to the Securities Regulations (Immediate and Periodic
          Reports), 1970, including the details in the tenth addition to the said regulations (hereinafter: the tenth addition").

          In addition, the notes below include presentations of an additional material information, in accordance with the said presentation requirements in the said regulation and as detailed in the tenth addition, whereas this information is not included in the consolidated statements in a matter that explicitly refers to the Company itself as a parent company.

          a.   ASSETS AND LIABILITIES INCLUDED IN THE CONSOLIDATED STATEMENTS
               RELATED TO THE COMPANY ITSELF

               The assets and liabilities are presented, detailed and classified in the same amount as in the consolidated financial statements of the Company itself.

               In addition, this information reflects the intercompany balances between the Company and its subsidiaries that were cancelled in the consolidated statements. This information was presented in accordance with the IAS 1 and in accordance, if relevant, to the manner of detailing in the financial statement.

          b.   REVENUES AND EXPENSES INCLUDED IN THE CONSOLIDATED STATEMENTS
               RELATED TO THE COMPANY ITSELF

               The revenues and expenses are presented, detailed and classified in the same amount as in the consolidated financial statements of the Company itself.

               In addition, this information reflects the intercompany
               transactions between the Company and its subsidiaries that were cancelled in the consolidated statements. This information was presented in accordance with the IAS 1 and in accordance, if relevant, to the manner of detailing in the financial statement.

                                      F - 9

                                                                     Tefron Ltd.
Notes to Separate Financial Statements
--------------------------------------------------------------------------------

     c.   CASH FLOWS INCLUDED IN THE CONSOLIDATED STATEMENTS RELATED TO THE
          COMPANY ITSELF

          The cash flows are presented and classified as in the consolidated financial statements of the Company itself, and are separated to cash flows from operating activities, cash flows from investing activities cash flows from financing activities.

Note 3: - FINANCIAL ASSETS OF THE COMPANY (EXCLUDING SUBSIDIARIES)

     1.   CLASSIFICATION OF FINANCIAL ASSETS AND LIABILITIES

          The financial assets and financial liabilities in the balance sheet are classified by groups of financial instruments pursuant to IAS 39:

                                                               DECEMBER 31,
                                                          --------------------
                                                            2009         2008
                                                          -------      -------
                                                             $ in thousands
                                                          --------------------

FINANCIAL ASSETS:

Financial assets at fair value through profit or loss:
derivatives                                                     -          196
                                                          =======      =======
Available for sale financial assets                           737          847
                                                          =======      =======

FINANCIAL LIABILITIES:

Financial liabilities measured at amortized cost            6,160        8,586
                                                          =======      =======

     2.   TRADE RECEIVABLES OF THE COMPANY

                                                           As of December 31,
                                                        ----------------------
                                                          2009           2008
                                                        -------        -------
                                                            $ in thousands
                                                        ----------------------

Trade Receivables (1)                                    14,523        $23,068
Notes Receivable                                             74            378
                                                        -------        -------

                                                         14,597        $23,446
                                                        =======        =======

(1) Net of  allowance for doubtful accounts                 990        $   986
                                                        =======        =======

     3.   OTHER CURRENT ASSETS OF THE COMPANY

                                                           As of December 31,
                                                          --------------------
                                                            2009        2008
                                                          -------      -------
                                                            $ in thousands
                                                          --------------------

Government authorities                                          -        1,157
Advances to suppliers                                           -          234
Prepaid expenses                                                -          421
Derivatives                                                     -          196
Other                                                           -           72
                                                          -------      -------

                                                                -        2,080
                                                          =======      =======

                                                                     Tefron Ltd.
Notes to Separate Financial Statements
--------------------------------------------------------------------------------

     4.   INVENTORIES

                         As of December 31,
                       --------------------
                         2009          2008
                       -------      -------
                          $ in thousands
                       --------------------

Raw Materials                -        1,117
Work in process              -        1,526
Finished goods               -          908
                       -------      -------

                             -        3,551
                       =======      =======

Note 4: - FINANCIAL LIABILITIES OF THE COMPANY

     1.   SHORT - TERM LOANS OF THE COMPANY

     a.   COMPOSITION:

                                               Weighted                                                 As of
                                               Average                                                 December
                                             Interest Rate           As of December 31, 2009           31, 2008
                                                ------        ----------------------------------        ------
                                              December 31,
                                                 2009         In NIS       In U.S.$       Total         Total
                                                ------        ------        ------        ------        ------
                                                  %                          $ in thousands
                                                ------        ------------------------------------------------

Short-term credit from banks                  LIBOR+2.75         222         6,870         7,092         6,839
Current maturities of long-term loans                              -         2,426         2,426         2,426
Long-term loans classified as current (b)     LIBOR + 1            -         3,734         3,734         6,160
                                                              ------        ------        ------        ------

                                                                 222        13,030        13,252        15,425
                                                              ======        ======        ======        ======

     b.   In 2009 and 2008 the Company failed to comply with one of its financial covenants and, therefore, in accordance with IAS 1, classified its long-term loans as current.

                                                                     Tefron Ltd.
Notes to Separate Financial Statements
--------------------------------------------------------------------------------

     c.   MATURITIES AFTER BALANCE SHEET DATE AS OF DECEMBER 31, 2009:

                                             Year 1        Year 2        Year 3         Total
                                             ------        ------        ------        ------
                                                              $ in thousands
                                             ------------------------------------------------

Short-term credit from banks                  7,092             -             -         7,092
Current maturities of long-term loans         2,426             -             -         2,426
Long-term loans classified as current             -         2,426         1,308         3,734
                                             ------        ------        ------        ------

 Total                                        9,518         2,426         1,308        13,252
                                             ======        ======        ======        ======

          MATURITIES AFTER THE BALANCE SHEET DATE AS OF DECEMBER 31, 2008:

                                             Year 1        Year 2        Year 3        Year 4        Total
                                             ------        ------        ------        ------        ------
                                                                        $ in thousands
                                             --------------------------------------------------------------

Short-term credit from banks                  6,839             -             -             -         6,839
Current maturities of long-term loans         2,426             -             -             -         2,426
Long-term loans classified as current             -         2,426         2,426         1,308         6,160
                                             ------        ------        ------        ------        ------

 Total                                        9,265         2,426         2,426         1,308        15,425
                                             ======        ======        ======        ======        ======

     d.   For collaterals and liens, see Note 17 in Consolidated financial statements.

     e.   For the definitive agreement with the banks see note 10e, 13b and 24b in Consolidated financial statements.

2.   TRADE PAYABLES OF THE COMPANY:

                            As of December 31,
                          --------------------
                            2009         2008
                          -------      -------
                             $ in thousands
                          --------------------

Foreign Suppliers              38        3,418
Domestic Suppliers            125        1,940
                          -------      -------

                              163        5,358
                          =======      =======

     OTHER CURRENT LIABILITIES OF THE COMPANY

                            As of December 31,
                          --------------------
                            2009        2008
                          -------      -------
                             $ in thousands
                          --------------------

Payroll accruals              118        1,167
Tax Authorities                 -        1,555
Accrued expenses              190           88
Other current liabilities       2          179
                          -------      -------

                              310        2,989
                          =======      =======

                                                                     Tefron Ltd.
Notes to Separate Financial Statements
--------------------------------------------------------------------------------

4.   LIQUIDITY RISK OF THE COMPANY

          Liquidity risk is the risk that the Company will not be able to pay its financial liabilities at payment date. The responsibility for managing liquidity risk is handled by the Company's management, and it manages a plan of managing financial risks and liquidity for the short, medium and long ranges according to the Company's needs. The
          Company manages the liquidity risk by performing updating financial forecasts.

     The table below presents the maturity profile of the Group's financial liabilities based on contractual undiscounted payments:

     AS OF DECEMBER 31, 2009

                             Less than       1 to 2       2 to 3
                              1 year         years        years          Total
                              ------        ------        ------        ------
                                              $ in thousands
                              ------------------------------------------------

Loans from banks               9,518         2,426         1,308        13,252
Trade payables                   163             -             -           163
Other accounts payable           310             -             -           310
                              ------        ------        ------        ------
                               9,991         2,426         1,308        13,725
                              ======        ======        ======        ======

     AS OF DECEMBER 31, 2008

                              Less than       1 to 2         2 to 3         3 to 4
                               1 year         years          years          years          Total
                              -------        -------        -------        -------        -------
                                                        $ in thousands
                              -------------------------------------------------------------------

Loans from banks              $ 9,265        $ 2,426        $ 2,426        $ 1,308        $ 5,425
Trade payables                  5,358              -              -              -          5,358
Other accounts payable            878              -              -              -            878
Other liabilities               2,111            915            394              -          3,420
                              -------        -------        -------        -------        -------
                              $17,612        $ 3,341        $ 2,820        $ 1,308        $25,081
                              =======        =======        =======        =======        =======

                                                                     Tefron Ltd.
Notes to Separate Financial Statements
--------------------------------------------------------------------------------

Note 5: SHAREHOLDERS' EQUITY

     a.   REVERSE SPLIT OF COMPANY SHARES

          On January 20, 2009, a special General Meeting approved a reverse split of Company share capital, such that 10 ordinary shares of NIS 1 par value each would be converted into one ordinary share of NIS 10 par value. The effective date for this reverse split was January 22,
          2009 at trading start on the Tel Aviv Stock Exchange. Earnings (loss)
          per share have been retrospectively adjusted in the Company's financial statements.

          Furthermore, the General Meeting of shareholders approved an increase in the Company's authorized share capital, from 49,995,500 shares of
          NIS 1 par value each to 69,995,500 shares of NIS 1 par value each, at values prior to the reverse split of share capital, or from 4,999,550 shares of NIS 10 par value each to 6,999,550 shares of NIS 10 par value each in values subsequent to the reverse-split of share capital.
          The Company's Articles of Incorporation and Bylaws were amended accordingly.

     b.   SHARE CAPITAL COMPOSITION

                                                           December 31, 2009
                                              -------------------------------------------
                                              Authorized        Issued         Outstanding
                                              ---------        ---------        ---------
                                                           Number of shares
                                              -------------------------------------------

Ordinary shares, NIS 10 par value each        6,999,550        2,220,039        2,120,299
                                              =========        =========        =========

                                                             December 31, 2008
                                              -------------------------------------------
                                              Authorized        Issued         Outstanding
                                              ---------        ---------        ---------
                                                            Number of shares
                                              -------------------------------------------

Ordinary shares, NIS 10 par value each        4,999,550        2,220,039        2,120,299
                                              =========        =========        =========

     c.   RIGHTS CONFERRED BY SHARES

          ORDINARY SHARES

          1.   Voting rights at the General Meeting, right to dividends, rights upon liquidation of the Company and right to appoint Company
               Board members.

          2.   Traded on the Tel Aviv Stock Exchange.

               On December 22, 2008, Company shares were suspended from trading on the New York Stock Exchange (NYSE) for failure to meet
               quantitative listing conditions, which include a requirement of average market capitalization of no less than $25 million over a period of 30 trading days. Shortly afterwards, Company shares started being traded on the OTC.

     d    RIGHTS OFFERING, SHELF PROSPECTUS AND PRIVATE PLACEMENT

          Regarding the rights offering, shelf prospectus and private placement, see Note 8c below.

     e.   DIVIDEND PAID

          On April 2, 2008, the Company declared a cash dividend to Company's shareholders as of April 14, 2008 ("the effective date"). The amount included in the statement of changes in shareholders' equity, amounting to $ 8,000 thousand, reflects a dividend of $ 0.377 per share outstanding on the dividend declaration date. The dividend was distributed on May 1, 2008.

                                                                     Tefron Ltd.
Notes to Separate Financial Statements
--------------------------------------------------------------------------------

Note 6: - INCOME TAXES OF THE COMPANY (EXCLUDING SUBSIDIARIES)

     TAXES ON INCOME OF THE COMPANY

     a.   TAX LAWS APPLICABLE TO THE COMPANY

          The Company is subject to provisions of Income Tax Regulations (Rules for Bookkeeping by Foreign Investment Companies and Certain
          Partnerships and Determination of Taxable Revenue), 1986. In
          accordance with the aforementioned regulations, the Company files its income tax returns in USD.

          TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL
          INVESTMENT, 1959 ("THE LAW")

          The Company's enterprises received a status of "approved enterprise"
          under the law for the Encouragement of Capital Investment, 1959.
          According to the Law, revenues from the approved enterprises, during the seven years from the first year the approved enterprise earns taxable income, provided that 7 years have not passed since the approval was granted or 12 years have not passed since the enterprise began operating, whichever is earlier ("benefit period"), will be taxed at reduced tax rate of between 10% and 25% (in accordance with the rate of foreign investments in the company). A company, in which foreign investments exceed 25%, is entitled to a 10-year benefit period. Approval letters dated January 1997 or later are entitled to a tax exemption in the first two years of the benefit period.

          Shareholders are taxed at a 15% tax rate (withheld) on dividends distributed from revenues from the approved operations, and at a 25%
          tax rate on dividends distributed from revenues from other sources, unless otherwise stipulated by tax treaties.

          The Company has 9 approved investments under the grants track. The benefit period of 6 approved investments of the Company has ended, and as such income derived from these investments is taxable at the regular corporate tax rate in Israel. The ratio of the revenue derived from these investments is calculated according to growth in Company sales over and above sales before the beginning of these investments.
          The benefit period of 3 approved investments of the Company has yet to be ended.

          THE LAW FOR ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

          The Company and its subsidiaries in Israel are "industrial companies"
          in conformity with the Industry Promotion Act (Taxes), 1969. The principal benefits to which the companies are entitled under this Act are accelerated depreciation on property, plant and equipment, a consolidated tax return and allowed deduction for tax purposes, over a three year period, of costs incurred in listing shares for trading.

          CAPITAL GAINS/LOSSES

          Under provisions of the Israeli Income Tax Ordinance (Amendment 132),
          2003 (the "Reform Act"), a reduced tax rate of 25% applies to capital gains realized after January 1, 2003 instead of the normal tax rate.
          When selling assets acquired prior to the effective date of the
          "Reform Act", the reduced tax rate shall apply only to the part of the gain made after the "Reform Act" came into effect, to be calculated as set forth in the act. Furthermore, the "Reform Act" stipulates that carry-forward capital losses for tax purposes may be offset against capital gains with no time limits. The Reform Act also sets forth the option to offset capital losses from sale of assets outside Israel against capital gains in Israel.

                                                                     Tefron Ltd.
Notes to Separate Financial Statements
--------------------------------------------------------------------------------

Note 6: - INCOME TAXES OF THE COMPANY (EXCLUDING SUBSIDIARIES) (CONT.)

     b.   TAX RATES APPLICABLE TO THE INCOME OF THE GROUP:

          In June 2004, an amendment to the Income Tax Ordinance (No. 140 and
          Temporary Provision), 2004 was passed by the "Knesset" (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which, among others, the corporate tax rate is to be progressively reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 -
          31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 and thereafter - 25%.

          In July 2009, the "Knesset" (Israeli Parliament) passed the Law for
          Economic Efficiency (Amended Legislation for Implementing the Economic
          Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates:
          2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and
          thereafter - 18%.

          The effect of the abovementioned change on the balances of deferred taxes has been a decrease in loss of approximately $ 1.5 million which was carried to taxes on income in 2009.

     c.   FINAL TAX ASSESSMENTS

          The company and its subsidiaries operating in Israel have final tax assessments through 2004.

          The Company is subject to provisions of Income Tax Law (Rules for bookkeeping by foreign investment companies and certain partnerships and determination of taxable income), 1986. In accordance with the aforementioned provisions, the Company files for taxes on income purposes in accordance with provisions concerning bookkeeping, in USD.

     d.   CARRYFORWARD LOSSES FOR TAX PURPOSES AND OTHER TEMPORARY DIFFERENCES

          The company has carryforward losses for tax purposes as of December
          31, 2009 amounting to $ 23,200 thousand, which may be used over an unlimited period. In respect of said balances and other deductible temporary differences in the company and a subsidiary, relating to employee benefits and provision for doubtful accounts, the Company recorded in its financial statements deferred tax assets amounting to
          $ 4,982 thousand (because of their expected utilization as a result of deferred tax of property, plant and equipment in the subsidiary).

     e.   DEFERRED TAXES

          Composition:

                                               Balance sheets                    Statements of income
                                           ---------------------         -----------------------------------
                                                 December 31                 For the year ended December 31
                                           ---------------------         -----------------------------------
                                             2009          2008           2009           2008          2007
                                           ------         ------         ------         ------        ------
                                                                     $ in thousands
                                           -----------------------------------------------------------------

DEFERRED TAX LIABILITIES

Property, plant and equipment                (292)        (3,037)         2,745            335           413
Cash flow hedging transactions                  -            (10)             -              -             -
                                           ------         ------

                                             (292)        (3,047)
                                           ------         ------
DEFERRED TAX ASSETS

Carryforward tax losses for tax
  purposes                                  5,243          5,289            (46)         4,915           237
Allowance for doubtful accounts                 -             79            (79)            56             -
Employee benefits                               4            326           (322)            21           (91)
Available for sale financial assets            27              -              -              -             -
Actuarial loss in respect of a
  defined  benefit plan                         -             66              -              -             -
                                           ------         ------

                                            5,274          5,760
                                           ------         ------         ------         ------        ------
Deferred tax benefit                                                      2,298          5,327           559
                                                                         ======         ======        ======

Deferred tax assets, net                    4,982          2,713
                                            ======        ======

                                                                     Tefron Ltd.
Notes to Separate Financial Statements
--------------------------------------------------------------------------------

Note 6: - INCOME TAXES OF THE COMPANY (EXCLUDING SUBSIDIARIES) (CONT.)

     Deferred taxes are presented in the balance sheet as follows:

                               December 31
                          --------------------
                            2009         2008
                          -------      -------
                              $ in thousands
                          --------------------

Non-current assets          4,982        2,713
                          =======      =======

     The deferred taxes are computed at the average tax rate of 25.3%
     (2008-20.7%) based on the tax rates that are expected to apply upon realization.

     TAXES ON INCOME RELATED TO ITEMS CARRIED TO EQUITY:

                                                                December 31
                                                      ------------------------------
                                                       2009        2008        2007
                                                      ------      ------      ------
                                                             $ in thousands
                                                      ------------------------------

Loss in respect of  investments available-for-sale       (27)                      -
Actuarial loss in respect of defined benefit plan          -         (66)          -
Gain in respect of cash flow hedging transactions          -          10         165
                                                      ------      ------      ------
                                                         (27)        (56)        165
                                                      ======      ======      ======

     f. TAX INCOME (EXPENSE) INCLUDED IN STATEMENTS OF INCOME

                                                              December 31
                                                  -----------------------------------
                                                   2009          2008            2007
                                                  ------        ------         ------
                                                            $ in thousands
                                                  -----------------------------------

 Deferred taxes, see also (e) above                2,298         5,327            559
 Taxes in respect of previous years                    -          (732)             -
                                                  ------        ------         ------

                                                   2,298         4,595            559
                                                  ======        ======         ======

     The Company does not intend to distribute dividends which would create a tax liability for its revenues from an "approved enterprise".

                                                                     Tefron Ltd.
Notes to Separate Financial Statements
--------------------------------------------------------------------------------

Note 7: LOANS, BALANCES AND IMPORTANT COMMITMENTS WITH SUBSIDIARIES

     a.   LIST OF SUBSIDIARIES

                                                         December 31, 2009 and 2008
                                                           ---------------------
                                                         Shares conferring voting and
                                                              dividend rights
                                                           ---------------------

COMPANY NAME

Subsidiaries:

Hi-Tex, founded by Tefron Ltd.                                 100%         100%
Macro Clothing Ltd.                                            100%         100%
Tefron USA Inc., wholly-owned by Tefron US Holdings            100%         100%
Tefron UK Ltd., wholly-owned by Macro Clothing Ltd.            100%         100%
El Masira Textile Co., wholly-owned by Tefron USA Inc.         100%         100%
Tefron Holdings (98) Ltd.                                      100%         100%
Tefron US Holdings Corp.                                       100%         100%
Tefron Holding Netherlands B.V.                                100%         100%
Tefron Macro HK Ltd., wholly-owned by Macro Clothing Ltd       100%         100%

     b.   BALANCES AND TRANSACTIONS WITH SUBSIDIARIES

                                                              As of December 31,
                                                           ---------------------
                                                            2009           2008
                                                           -------       -------
                                                               $ in thousands
                                                           ---------------------

Intercompany balances with  subsidiaries                    38,199        29,865
Investment in subsidiaries                                  15,369        31,183
                                                           -------       -------

                                                            53,568        61,048
                                                           =======       =======

                                                                     Tefron Ltd.
Notes to Separate Financial Statements
--------------------------------------------------------------------------------

Note 8: EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

     a.   EMPLOYMENT OF A NEW CEO

          January 17, 2010, the Company's Board of Directors authorized the
          Company's engagement in an Employment Agreement with the entering
          Company's CEO, Mr. Amit Meridor, commencing from January 21, 2010. The
          CEO's (gross) monthly salary shall be NIS 80,000 and shall be linked to the increase in the consumer price index rate, benefits, car and other expenses refund.

          In addition, the CEO will be entitles to six monthly salaries, pursuant to the extent to which the CEO has complied with the targets determined for him by the Board based on the company's achievements and the CEO's contribution to the Company's said achievements.

          In addition, on January 17, 2010, the Company's Board of Directors
          authorized, pursuant to the authorization of the Company's audit committee, an allocation of 100,000 options (not traded), exercisable into 100,000 ordinary Company shares par value 10 NIS each. The share allocation shall be effected pursuant to the Company's 1997 Share
          Option Plan, as amended in January 2003.

          The vesting period shall be 3 years beginning in the CEO's employment date.

          The exercise price of every option is set to $3.8.

     b.   FINAL AGREEMENT WITH THE LENDING BANKS REGARDING THE COMPANY'S CREDIT
          LINES

          On March 2, 2010 the Company signed a definitive agreement
          (hereinafter: "the definitive agreement") with the banks.

          The definitive agreement included a re-organization of the current credit lines of the Company. The following is a summary of the main points in the agreement:

          The loans and credit lines of the company divided as follows:

          1. LOAN A

          The Banks shall loan amounting to $ 15 million to the Company, which would be payable in three equal capital payments of $ 1.25 million, each at the end of the seventh, eighth and ninth years from the date on which Loan A was provided. The Loan A balance of $ 11.25 million shall be payable at the end of the tenth year (the "Last Capital
          Payment").

          LOAN A SHALL BE PAYABLE, IN WHOLE OR IN PART, UNDER THE FOLLOWING
          CIRCUMSTANCES:

          a. Future capital raising - In the case of future capital raising -
          50% of the net value obtained as a result of capital raising, shall be used as Loan pre-payment, on account of the last principal payment.

          b. Sale of assets - In the case of sale of assets, not in the ordinary course of business, the net consideration for a sale of assets shall be used for Loan A pre-payment, on account of the last principal payment.

          c. Positive cash flow - In the case of positive cash flow, according to its consolidated annual financial statements, in a given calendar year, exceeds the amount of $ 8 million (the " Surplus Cash Flow") -
          50% of the Surplus Cash Flow amount shall be used for the Loan A pre-payment, on account of the last principal payment.

          Positive cash flow - The EBITDA of the company, according to its consolidated annual financial statements, in a given calendar year, after deduction of interest costs, investments and maintenance costs.

          The Company would not take ongoing investments, including regular business investments in a cumulative annual amount for all companies, greater than the sum of $2,000 thousands.

                                                                     Tefron Ltd.
Notes to Separate Financial Statements
--------------------------------------------------------------------------------

     b.   FINAL AGREEMENT WITH THE LENDING BANKS REGARDING THE COMPANY'S CREDIT
          LINES (CONT.)

          2. LOAN B

          The Banks shall loan an amount of $ 5 million to the Company ("Loan
          B"), which would be payable in four equal capital payments of $ 1.25 million, each at the end of the third until the sixth years from the date on which Loan B was provided.

          3. SHORT-TERM CREDIT LINES (IN ADDITION TO THE LOANS)

          The Banks shall provide short-term credit lines, up to one year, in a total amount of $ 8.95 million (the "Credit Lines"), in the following conditions:

          4. INJECTION OF CAPITAL

          The Company has undertaken to perform a rights offering and/or private placement of shares, within the framework of which the sum of no less than $3,400 thousand shall be invested in the Company's equity (after deduction of the expenses) until March 31, 2010 (hereinafter: "the first capital injection").

          In March 28, 2010, the Company had raised through the rights offering to shareholders and private placement to Norfet, or anyone on its behalf, a total of $4 million.

          5. OTHER CREDIT LINES

          Subject to the performance of the Capital Injections, in full and on the due date, the Banks shall make available to the Companies additional short-term credit frameworks in total amount of $1,800 thousand (hereinafter: "the additional credit frameworks").

          In addition, without derogating from the above, it is agreed that, at the Companies' request, the banks shall provide to the Companies part of the Additional Credit Lines in an amount of up to $1,200 thousand
          (hereinafter: the "partial new credit lines") even prior to the making of the First Capital Injection, subject to the signing by FIMI 2001
          Ltd. and Mivtach Shamir Holdings Ltd.

          (hereinafter, collectively: "the guarantors"), the interested parties in Norfet, of letters of continuing guarantee in favor of the Banks in a total amount of up to $1,200 thousand to guarantee all of the debts and liabilities of the Company to the Banks. Those guarantees were provided to banks during March, 2010, and the new additional short term credit frameworks provided to the Company.

          6. OTHER LIABILITIES

          The Company has undertaken not to distribute dividends and not to pay management fees and/ or any other payment of any type whatsoever, to the shareholders, as long as Loan A and Loan B have not been repaid in full.

          CAPITAL BENEFIT

          The Company has undertaken to allocate to the Banks, without a consideration, not later than at the expiration of 30 days from the date of the signing of the agreement, a total amount of 100,000 non-negotiable and non-transferable warrants, that may be exercised into 100,000 ordinary share of NIS 10 par value of the Company, as against payment of an exercise price in an amount of $4.5 per share.
          The warrants may be exercised (in whole or in part) during a period of
          48 months from the date of the signing of the Agreement. The Company has undertaken to perform the allocation of the warrants, as aforesaid, after receipt of all the approvals as required by law, not later than April 15, 2010.

                                                                     Tefron Ltd.
Notes to Separate Financial Statements
--------------------------------------------------------------------------------

     b.   FINAL AGREEMENT WITH THE LENDING BANKS REGARDING THE COMPANY'S CREDIT
          LINES (CONT.)

          FINANCIAL COVENANTS

          The Banks have granted their consent not to exercise their rights against the Company following its expected failure to comply with the financial covenants with which the Company undertook to comply in
          2009, pursuant to Tefron's financial statements as of December 31,
          2009, only.

          In addition, the Company has undertaken to comply, at all times, in
          2010, with all of the financial covenants and undertakings, as set forth below:

          1. The Company's EBITDA, pursuant to the Company's consolidated financial statements for 2010 shall be positive; and also -

          2. The Company's shareholders' equity pursuant to its consolidated financial statements (quarterly and annual) shall be not less than
          $35,000 thousand; and also -

          3. The total amount of the cash balances, inventory and accounts receivable of the Company, pursuant to its consolidated financial statements (quarterly and annual) shall be not less than $33,000 thousand; and also -

          4. The Company has undertaken that the amount of receivables shall be no less than $9 million, according to its consolidated financial statements (quarterly and annual).

          5. The CEO and the Chairman of the Board of Directors at any of the
          Companies shall not earn a salary/ fee that exceeds the salary/ fee of the CEO or the Chairman of the Board of Directors, as the case may be, at the relevant company, as it is on the date of the signing of the
          Agreement, plus linkage differentials to the Consumer Price Index.

          By November 30, 2010, the Companies and the Banks shall reach agreement between them as to the additional financial covenants and undertakings, including with regard to the salary limitations of the officers of the Companies, with which the Companies are required to comply effective from January 1, 2011. Should the Companies and the
          Banks fail to reach such agreement by November 30, 2010, the Companies shall be required to comply with the financial covenants with which the Companies undertook to comply prior to the date of the signing of the Agreement.

          Prior to the signing on the definitive agreement, on December 2, 2009 the Company's chairman on the Board of Directors and the CFO received verbal announcements from the three banks with whom the Company is related in financing agreements, according to which each of the banks decided to terminate the utilization of the Company's credit lines.

          To the best of the Company's knowledge, the banks' decision regarding terminating utilization of the Company's credit lines is the result of the banks' evaluation that the Company will continue to present losses during the coming periods. The banks' decision was received suddenly, and despite the fact that for the purpose of the Company's financial statements as at December 31, 2008, March 31, 2009 and June 30, 2009,
          the banks submitted to the Company a letter of waiver of their right for immediate repayment of the credit provided to the Company, despite the Company's losses, and the Company not meeting one of the financial covenants (regarding EBIDTA) stipulated in the financing agreements between the Company and the banks.

                                                                     Tefron Ltd.
Notes to Separate Financial Statements
--------------------------------------------------------------------------------

     c.   RIGHTS OFFERING PROSPECTUS, SHELF PROSPECTUS, AND A PRIVATE PLACEMENT

          On February 26, 2010, the Company published a rights offering prospectus with the United States Securities and Exchange Commission, and a prospectus for a rights offering with the Israel Securities
          Authority and the Tel Aviv Stock Exchange. The prospectus included a rights issue of up to 1,578,975 ordinary shares, at a par value of NIS
          10 each of the Company, at a price of $3.8 per share. The share rights offer to shareholders of the Company was at a ratio of 1 unit for each
          1.406 shares.

          After Norfet announced that it could not participate in the rights offering because of regulatory concerns, the company chose to raise funds through an integrated rights offering and a private placement with Norfet and/or any of its representatives ("Norfet"), under which
          Norfet is committed to invest, against a private placement of shares, an amount that will complement the overall proceeds of the company from the rights offering and private placement, up to $4 million.

          As part of the rights offering, the company raised $2,867 thousand from its shareholders, against an issue of 754,384 ordinary shares of the company. Under the private placement, the company raised an additional $1,133 thousand, and in total raised $4 million (gross).

          In addition, the company published a shelf prospectus for:

          (A.) up to 3 million ordinary shares, of NIS 10 par value each of the company.

          (B.) up to 10 series of convertible bonds, with each bond series at a par value of up to NIS 500 million available for repayment in one payment or a number of equal payments.

          (C.) up to 10 series of options, with each option series including not more than 3 million options available for conversion in a manner that each option will be available for conversion into 1 ordinary share,
          NIS 10 par value each of the Company, against a payment in cash of the exercise price linked to an indexation basis.

          (D.) up to 10 series of options, with each option series including not more than 200 million options available for conversion in a manner that each option will be available for conversion into NIS 100 par value bonds of series A. through T of the company, against a payment in cash of the exercise price linked to an indexation basis.

          (E.) up to 10 series of commercial paper (series 1 through 10), with each series of commercial paper at a par value of up to NIS 500 million available for repayment in one or more payments.

     d.   LEASE AGREEMENT WITH REIT 1

          On March 21, 2010, the company signed an agreement with Reit 1 Ltd.,
          (hereinafter: "Reit 1"), which holds rights in three industrial buildings in the Tradyon Industrial Area (hereinafter: "the buildings"), which houses the Company's plants and headquarters.
          According to the agreement, the Company will pay its entire debt to
          Reit 1, will vacate its headquarters and to continue renting Hi-Tex
          Buildings 1 and 2 (hereinafter: "the agreement"). The details of the agreement are as follows:

                                                                     Tefron Ltd.
Notes to Separate Financial Statements
--------------------------------------------------------------------------------

     1.   The Company will settle its debt to Reit 1 in respect of rent for the buildings, which as of the end of the first quarter of 2010 amounts to approximately NIS 3.4 million plus statutory VAT. Payment of the rental debt shall be effected in two equal instalments, the first on the date of the signing of the Agreement, and the second on March 28,
          2010. Upon payment of the aforementioned debt, the financial dispute between the parties will be settled.

     2.   The rental period of the building housing the Company's headquarters will terminate on March 31, 2010. The Company and Reit 1 will sign, within 60 days of the date from the date of signing of the Agreement, new leases with respect to the other two buildings housing plants of the Company, for the period from January 1, 2010 until December 31,
          2019, without the possibility of reducing the rental period and in return for a monthly rent of approximately NIS 522 thousand plus VAT, linked to changes in the CPI. In addition, the parties fixed a mechanism whereby the rent will be updated by NIS 0.50 per sq. m. for each increase of $500 thousand in the EBITDA ratio over and above a cash flow surplus of $8,000 thousand, pursuant to the Company's agreement with the banks as mentioned above. The rental update is limited to an increase of up to NIS 4 per sq. m., linked to changes in the CPI.

     3.   In order to secure all of the Company's obligations under the
          Agreement, the Company has furnished to Reit 1 an autonomous bank guarantee in the amount of $500 thousand (hereinafter: "the guarantee"). The Company has undertaken to increase the amount of the guarantee by $450 thousand plus statutory VAT, in the manner of an increase of the guarantee by $150 thousand plus statutory VAT on
          January 1 of each of the years 2011, 2012 and 2013.

     4.   The total annual rent of the Company in the Teradyon Industrial Area shall amount to approximately NIS 6.3 million per year, compared to approximately NIS 9.8 million per year in respect of the buildings, prior to the agreement. The total amount saved as a result of the aforementioned move, including rent, taxes and structural maintenance costs, is more than NIS 4 million per year.

     5.   Prior to the signing of the agreement with Reit 1, on January 11, 2010 the Company received a letter from Reit 1's representative, in which
          Reit 1 claims that the Company did not transfer the rental fee for
          December 2009 and the first quarter of 2010, in the amount of $877 thousand. Reit 1 also claims that there is a debt for linkage differences in the amount of NIS 570 thousand. Reit 1 stated in its letter that if the said debt is not settled within five days from the letter date, Reit 1 will make procedures to protect its rights. The
          Company has attainments for the claims stated in Reit 1's letter, including the amount of the claimed debt. The agreement that was signed on March 21, resolves the aforementioned disputes.

                                                                March 23rd, 2010
                                                                         1010022

To:
Tefron Ltd.                                          T: 03-9230215
94 Em-Hamoshavot Rd                                  M: 054-7777805
PETACH-TIKVA

Dear Sir,

                    VALUATION OF EQUIPMENT AND INVESTMENTS
                    IN HIRED PROPERTY - FAIR MARKET VALUE
                    TEFRON LTD.
                    SITES: FACTORIES IN ISRAEL, JORDAN AND US
================================================================================

                                TABLE OF CONTENTS

NO.    DESCRIPTION                                                    PAGE NO.

1.     Introduction: Purpose of the report and Disclosure                 3-5

2.     Background                                                           6

3.     Production lines                                                     7

4.     Main Sites                                                           8

5.     Description of Property                                              9

6.     Principles and Methods of Valuation                              10-11

7.     Valuation                                                           12

8.     Appendix                                                         13-14

1. INTRODUCTION: PURPOSE OF THE REPORT AND DISCLOSURE

1.1  THE PURPOSE OF THE REPORT AND THE EFFECTIVE DATE FOR ASSESSMENT:

     I, the undersigned Nachman Berenfeld, Engineer, was requested by the management of "Tefron Ltd." (Hereafter "the company") to express my professional opinion regarding the fair value valuation of the equipment, investments in hired property and production arrays of the company as well as the equipment and production arrays life cycle of the company as of
     31.12.09 (hereafter: the deciding date for appraisement) for the purpose of including these data in the company's financial statements in accordance with the Israeli Securities Regulations (Annual Financial Statements)-1993,
     and International Accounting Standards (hereafter "IAS") no. 16 and no. 36.

1.2  THE ORDERING PARTY OF THE REPORT AND DISCLOSURE

     This report was requested on Jan. 10th 2010 (hereafter: "date of engagement"). Between the date of engagement and the deciding date no substantial changes have occurred to the fair value valuation of the properties subject to valuation.

     I hereby express my expertise for the purpose of the implementation of IAS
     16 and IAS 36.

     I give my consent that this report will be included in the Company's financial statements.

     I hereby declare and mention that I have never been convicted of an offence listed in section 222 (a) of the Companies Act 1999, nor of an offence according to the Equities Act, 1968.

                                       3

1.3  DETAILS OF THE ASSESSOR

     NAME OF EXPERT: Nachman Berenfeld

     OFFICE ADDRESS: 3 Hahilazon street, Ramat Gan

     EDUCATION

     o    Bachelor's degree in Mechanical Engineering, 1974, license number
          18929, Tel-Aviv University.

          Graduate of the courses:

     o    Non-destructive tests course, the Technion.

     o    Industrial risk prediction course, the Tel Aviv University.

     o    Advanced profit loss course in the London Insurance College.

     o    Damages to computing and knowledge base systems proficiency course.
          The Tela insurance company, Germany.

     o    Senior corporate directorates training course, Lahav, management school, the Tel Aviv University.

     o    A member of the Academic Property Assessors Association.

     o    A member of the Israel Association of Fire Investigators.

     o    A member of the American Assessor Association (ASA).

     o    Advanced studies in IFRS standardization.

     PROFESSIONAL BACKGROUND

     Since 1980, an owner of a private office for engineers and assessors.
     Specializing in industrial assessing for insurance companies, banks, official receivers, private companies, accountants, lawyers, courts of law and more.

     Evaluation of equipment and facility for listed bourse companies and related companies in Israel and abroad, according to the IFRS and US GAPP standardization.

     An authorized assessor of companies and government offices. such as: the
     Investment Center, The Social Security Institute, Hapoalim Bank, Igud Bank,
     Mizrahi Bank, Continental Bank, Discount Bank, the Electric company and more.

                                       4

     APPOINTED AS AN ARBITRATOR BY THE COURT.

     A SENIOR LECTURER IN THE INSURANCE COLLEGE IN THE SUBJECTS OF APPRAISAL ,
     PROFIT LOSS, RISK MANAGEMENT.

     1980 - 1979 - Military Industry, mechanical engineer - design, manufacturing, cost estimation of land and air projects.

     1979 - 1976 - The Ministry of Defense, mechanical engineer and weapon systems designer for aircrafts and land vehicles.

1.4  DEPENDENT RELATIONS AND WAGES

     I hereby declare that I have no interest in the assets of the subject of the evaluation, that there are no dependent relations between myself and the company or the ordering party of the report, and there is no dependency between the results of the report and the terms of engagement between myself and the ordering party of the counsel, nor are my wages conditioned on the results of the counsel.

1.5  RELIANCE ON SPECIALISTS AND CONSULTANTS

     The report was prepared without any reliance on consultants or other specialists.

1.6  VISITATION OF THE COMPANY, AND PHYSICAL VERIFICATION OF THE ASSETS

     The visitations and physical verification of the assets were conducted by the undersigned during the months January 2010 - February 2010. During these visits we have identified the equipment and conducted a listing of the equipment.

     Enclosed is my report.

                                       5

1.   BACKGROUND

     1.1. The "Tefron Group" producing athletic garments and knitted underwear from the designing stage to the marketing stage of the final product.

     1.2. The "Tefron Group" is a world leader in seamless and engineered apparel.

     1.3. The group produces items for international customers such as Nike,
          Victoria's Secret, Gap and more.

     1.4. EMPLOYEES - The group employs some 1,000 employees per shift, six days a week, and also employees of subcontructors.

     1.5. During January and February of 2010 we have visited the various factories in Israel, in the presence of your representative who provided us with details of the valuated equipment.

     1.6. The group operates factories in the Teradyon Industrial Zone (Northern
          Israel), a factory in the "El- Hasan" (Irbid) Industrial Zone (Jordan)
          and sewing workshops operated by subcontractors in Israel and Jordan.

     1.7. The group's activity is divided into two main segments;

          -    Cut & Sew

          -    Hitex (SEAMLESS)

                                       6

2.   PRODUCTION LINES

     2.1. CUT & SEW

          2.1.1. The knitting array (round knitting machinery) is operated by a subcontractor, the "ASIV" factory in Kibbutz Afek.

          2.1.2. The cutting of products is performed in the Terdion Industrial
                 Zone factory.

          2.1.3. The sewing of cut segments is performed by subcontractors in
                 Israel and Jordan.

     2.2. HITEX

          2.2.1. The knitting array is operated in the production halls by automated Santoni knitting machinery in the Teradyon Industrial
                 Zone factory.

          2.2.2. Dyeing of products in performed by a subcontractor, the "Dingo"
                 company in Yavne.

          2.2.3. Sewing and finishing of products is performed in the "El-Hasan"
                 Industrial Zone factory (Irbid, Jordan) and by subcontractors in
                 Israel and Jordan.

                                       7

3.   MAIN SITES

     3.1. KIRYAT ARIE INDUSTRIAL ZONE, PETACH TIKVA - the Company's management offices.

     3.2. Factories in the Teradyon Industrial Zone (northern Israel) include:

          -    Headquarters

          -    The HITEX knitting factory

          -    The finished goods storage and equipment storage.

          -    The buildings in an area of approx. 37,500 sq.m.

     3.3. Round knitting (subcontractor) - the "ASIV" company of Kibbutz Afek.

     3.4. Dyeing Workshop - Netanya Industrial Zone - not operating.

     3.5. Dyeing Workshop (subcontractor) - The "Dingo" company in Yavne.

     3.6. The company's factories in Jordan:

          -    Main factory - "El-Mesira".

          -    Packaging materials building.

          -    Logistics center.

          -    Subcontractors - numerous subcontractors are operated by the group in Jordan.

          -    Total area of Jordan site: some 21,300 sq.m.

     3.7. CHARLOTTE NC INDUSTRIAL ZONE, USA - the company operates a logistics warehouse of some 4,900 sq.m. The Hitex knitting machines are rented by BioCare company USA.

                                       8

4.   DESCRIPTION OF PROPERTY

     4.1. MANAGEMENT OFFICES - located in Petach Tikva, including offices furniture, computer equipment, software, etc.

     4.2. FACTORIES

          4.2.1. The equipment in the various factories includes knitting machines (round and seamless-Santoni), designing computers, sewing machines, folding machines, slicing machines, cutting machines, pressing machines, work desks, cages, storage shelves, computers, office furniture, laboratory equipment, spare parts, etc.

          4.2.2. INDUSTRIAL SERVICES - THE TERADYON INDUSTRIAL ZONE

               4.2.2.1. STEAM BOILERS - one 6 ton/hour and one 8 ton/hour steam boilers manufactured by "Hamechal" in the year 2000, gas
                        operated including feeding lines to factories.

               4.2.2.2. COMPRESSED AIR SYSTEM - the system includes coiled compressors, blade compressors, driers, air pipes to
                        factories etc.

               4.2.2.3. Gas container, 50 ton, and gas pipes to boilers'
                        burners.

               4.2.2.4. Power boards, 3X5, 000A, 7 high voltage transformers and high voltage boards.

               4.2.2.5. Power cables to secondary boards.

               4.2.2.6. Compound AC system, capacity of 540 ton cooling power.

     4.3. COMPUTING SYSTEM

          4.3.1. The system includes: main computer, server computers, PCs, ERP software, and network.

          4.3.2. The computers are backed up by an uninterruptable power supply system.

                                       9

5.   PRINCIPLES AND METHODS OF VALUATION

     5.1  During the months of Jan. and February 2010 we have identified the equipment in the various factories in the presence of the company's delegate.

     5.2  THE VALUATION MAY BE PERFORMED UTILIZING THE FOLLOWING METHODS:

          A.   MARKET VALUE - standard items may be evaluated on the basis of average prices in similar transactions and/or bids in local and international markets and/or equipment price lists (vehicles, forklifts).

          B.   FAIR VALUE - The value for which property may be purchased, in a
               "willing buyer-willing seller" transaction, when both sides are free of any obligations towards each other prior to the
               transaction.

          C.   COST PRICE - this method reflects the cost of equipment as stated
               in the company's books deducted for depreciation.

     5.3  The equipment lines at the group's factories are mostly standard to the textile industry and adapted to the production techniques as customary in your company.

     5.4  ROUND KNITTING MACHINES, SANTONI KNITTING MACHINES AND SEWING
          MACHINES/OVERLOOK - the value of these machines was determined on the basis of average prices in accordance with international market price quotes. The value of these machines constitutes 86% of the total equipment value. THE VALUE OF THE MACHINES WAS DETERMINED IN
          ACCORDANCE WITH THE MARKET VALUE METHOD. The data were based on international trading websites as follows: DIY, Industrial Sewing
          Machines, Wotol, Trade.

     5.5  PAINTING/CALENDAR MACHINES - the value of these machines was determined on the basis of average price estimation in accordance with international market quotes. The value of these machines constitutes
          6.4% of the total equipment value. THE VALUE OF THE MACHINES WAS
          DETERMINED IN ACCORDANCE WITH THE MARKET VALUE METHOD. The data were based on the international trading website: Wotol.

                                       10

     5.6  INFRASTRUCTURES AND POWER - The value of these systems was determined in accordance with standard market execution quotes for such systems, subtracting operational depreciation for the period of use. We chose this method due to the non-merchantable character of these systems. In our opinion this provides accurate approximation of value for these systems which constitute 9.6% of the total equipment value. THE VALUE
          OF THESE SYSTEMS WAS DETERMINED IN ACCORDANCE WITH THE COST PRICE
          METHOD.

     5.7  OFFICE FURNITURE, SHELVING SYSTEMS, STORAGE CAGES, TOOLS ETC. -
          constitute 1.3% of the total equipment value. VALUE WAS DETERMINED IN
          ACCORDANCE WITH THE COST PRICE METHOD.

     5.8  SOFTWARE - VALUE WAS DETERMINED IN ACCORDANCE WITH THE COST PRICE
          METHOD. Total investment in software was 1,280,000 USD during the period of 2004- 2009. A relative depreciation of 72.5% was subtracted.

     5.9  In determining the fair value of assets and production lines we chose the market value method, based on international trading web sites.

     5.10 In determining values of equipment we surveyed depreciation forms, accounting and invoice data, inventory databases and the 2008-2009 balances.

     5.11 SANTONI SEWING MACHINES IN THE USA - These machines were leased to
          BioCare Inc from 4.9.2009 at a cost of $120,000/per year. The contract expires on 1.6.2011, including an acquisition option. The value of these machines was determined in accordance with the market value method.

     5.12 During our survey the equipment was found in proper maintenance level and in good working condition.

     5.13 To determine values of investments in hired property we have surveyed the various buildings, warehouses, and offices in Israel, Jordan and estimated the value of investments deducted for reasonable operational depreciation.

     5.14 Management building, Terdion Industrial Zone- Following management decision to evacuate the building, the valuation does not include
          Investments in hired property.

     5.15 The fair market value in the report include the selling costs (that are negligible) as defined in IAS 36.

                                       11

     5.16 The valuation does not include:

          -    Inventory.

          -    Real estate rights.

          -    Goodwill.

          -    Vehicles.

          -    V.A.T.

6.   VALUATION

     The values and investments detailed, including the values of buildings in the USA, express willing purchaser-willing seller based transactions, in a factory which is active and productive (going-concern) - Fair market values as of 31.12.09.

DESCRIPTION         TEFRON            HITEX            MACRO             USA             JORDAN        OTHER SITES         TOTAL
-----------       -----------      -----------      -----------      -----------      -----------      -----------      -----------

Investments in
hired property        506,660        7,664,400          549,350        2,966,685          530,310                0       12,217,405
                  -----------      -----------      -----------      -----------      -----------      -----------      -----------
Equipment          15,184,150       29,691,750                           700,000                                         45,575,900
                  -----------      -----------      -----------      -----------      -----------      -----------      -----------
TOTAL             $15,690,810      $37,356,150      $   549,350      $ 3,666,685      $   530,310      $         0      $57,793,305
                  ===========      ===========      ===========      ===========      ===========      ===========      ===========

                                SINCERELY YOURS,

                          NACHMAN BERENFELD - ENGINEER
         BERENFELD INTERNATIONAL LOSS ADJUSTERS AND RISK MANAGEMENT LTD.

Attached herewith:

Appendix - Details regarding regulations relating to value estimates

Details of building and investments in hired property

Details of equipment and value

Commission fees

                                       12

APPENDIX - DETAILS REGARDING REGULATION 8B (D) AND THE THIRD AMENDMENT TO THE
ISRAELI SECURITIES REGULATIONS (IMMEDIATE AND PERIODIC REPORTS) - 1970 -
RELATING TO VALUE ESTIMATES

1.   IDENTIFICATION OF VALUATION SUBJECT

     1.1  Subject of valuation is specified in the above document

2.   DETAILS OF BUSINESS RELATIONS

     2.1  The orderer is the management of the company.

     2.2  The date of engagement is 10.1.2010.

     2.3  The purposes of the work ordered are detailed above.

     2.4  The name of the appraiser, signature and date are detailed above.

     2.5  Details of the appraiser's education are mentioned above.

     2.6  The agreement of the appraiser to the inclusion of this report is detailed above.

     2.7  Commission fees are free of pendency or conditions. There is no agreement whatsoever regarding the indemnification of the assessor.

3. DETERMINED VALUES

     3.1  The values determined are mentioned above. The valuation is based on financial statements as of 31.12.09.

     3.2  In light of the conclusions of the report, sensitivity analysis are not required.

     3.3  The valuated company's capital is irrelevant.

     3.4  The price of the company's stock is irrelevant.

     3.5  To the best of my knowledge no similar contracts regarding the production arrays have been signed during the two years preceding to the valuation.

     3.6  Details of the average price of the company's stock in the past six months are irrelevant.

                                       13

4. METHOD OF VALUATION

     4.1  The description of the subject company is detailed above. The analysis of the relevant markets and the business environment are included in the valuation.

     4.2  The facts, assumptions and calculations on which this report is based are included in this valuation.

     4.3  As specified in this valuation, the company has provided the appraiser with details regarding investments as of 31.12.08.

     4.4  The method and grounds for selection are detailed in the valuation.

     4.5  The sources of information used for this valuation are detailed. I was not denied any other valuable sources.

5.   PREVIOUS VALUATIONS

     5.1  Last valuation was performed by our company last year for financial statements as of 31.12.08.

6.   EXTERNAL EXPERTS

     6.1  This valuation was not based on substantially significant valuations of external experts.

                                       14